NOTICE OF MEETING

and

MANAGEMENT INFORMATION CIRCULAR

for the

SPECIAL MEETING OF SHAREHOLDERS OF
OSISKO GOLD ROYALTIES LTD

to be held on

July 31, 2017

DATED AS OF JUNE 29, 2017

VOTE YOUR SHARES TODAY
These materials are important and require your immediate attention. Your vote is important regardless of the number of shares you own. Whether or not you are able to attend, we urge you to vote using your enclosed proxy or voting instruction form.

If you have any questions or require assistance with voting, please contact our proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

June 29, 2017

Dear Fellow Shareholder:

Over the past 36 months, Osisko Gold Royalties Ltd ("Osisko") has been working hard to establish itself as a leading intermediate royalty company. On June 5, 2017, Osisko proudly announced that it had entered into a transformational transaction with the Orion Parties (as defined in the accompanying management information circular) to acquire a high-quality precious metals portfolio of assets consisting of 74 royalties, streams and precious metal offtakes (the "Acquired Assets") for total consideration of C$1.125 billion (the "Acquisition"), thereby creating a growth-oriented, world-class royalty company.

Under the terms of the Acquisition, the Orion Parties will receive, in return for the Acquired Assets, C$675 million in cash and C$450 million in newly-issued common shares of Osisko (being 30,906,594 common shares). To fund a portion of the cash component, Osisko has entered into agreements with two of its Québec-based shareholders, CDP Investissements Inc., an affiliate of Caisse de dépôt et placement du Québec ("Caisse") and Fonds F.T.Q. de solidarité des travailleurs du Québec (F.T.Q.) ("Fonds F.T.Q."), whereby the Caisse and the Fonds F.T.Q. will subscribe for a concurrent private placement of 18,887,363 common shares of Osisko, for total gross proceeds of C$275 million (C$200 million from the Caisse and C$75 million from the Fonds F.T.Q.) (the "Private Placement"). The Private Placement of common shares is subject to a 7% capital commitment fee payable partially in common shares (2% or 385,457 common shares) and partially in cash (5% or C$13.75 million).

On Monday, July 31, 2017, Osisko will be seeking your approval for the issuance of a total of 50,179,414 common shares of Osisko to the Orion Parties and to the Caisse and the Fonds F.T.Q.

The Board of Directors of Osisko has unanimously approved the Acquisition given that it:

i.	is immediately accretive to our cash flow per share;

ii.	provides industry-leading production and cash flow growth over the next 5 years;

iii.	adds three cornerstone assets/streams from the Renard, Mantos Blancos and Brucejack mines to complement our Canadian Malartic and Éléonore world-class royalties;

iv.	maintains our precious metals focus;

v.	keeps our portfolio Americas-focused; and

vi.	expands and diversifies our portfolio of assets.

The accompanying management information circular of Osisko provides you with background information on the resolutions relating to the issuances of Osisko common shares to complete the Acquisition and Private Placement.

Your participation is important to us. In the event you cannot attend the special meeting, we urge you to express your support by voting on the various proposals that we will be putting forward at our special meeting of shareholders, using your proxy in advance of the special meeting.

We are also pleased to respond to your comments or queries, which can be forwarded at any time to me directly (Chair-Board@osiskogr.com) or to our investor relations group (info@osiskogr.com).

We thank you for your ongoing support and confidence as we continue to build shareholder value at Osisko Gold Royalties Ltd.

Respectfully,

(signed) "Sean Roosen"

Sean Roosen
Chair of the Board of Directors and
Chief Executive Officer

NOTICE OF SPECIAL MEETING OF OSISKO SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of shareholders ("Osisko Shareholders") of Osisko Gold Royalties Ltd ("Osisko") will be held at 9:00 a.m. (Montréal time) on Monday, July 31, 2017 at the offices of Lavery, de Billy, L.L.P. located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, Canada, H3B 4M4, for the following purposes:

(a)

to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the "Share Issuance Resolution"), the text of which is set out in Schedule "A" – "Resolutions to be Approved at the Meeting" to the accompanying management information circular dated June 29, 2017 (the "Circular"), to:

(i)	approve the issuance of 50,179,414 common shares in the capital of Osisko ("Osisko Shares"), of which:

(x)

30,906,594 Osisko Shares are to be issued to the Orion Parties (as defined herein) as partial consideration (the "Share Consideration") for the acquisition by Osisko of all of the Orion Parties' right, title and interest in certain mineral royalty interests, stream agreements, offtake agreements and similar assets, directly or through the acquisition of shares or other equity ownership interests of entities owned by the Orion Parties (the "Acquisition") pursuant to an Acquisition Agreement (the "Acquisition Agreement"), dated June 4, 2017 among Osisko and Orion Mine Finance (Master) Fund I LP, Orion Mine Finance (Master) Fund I-A LP, Orion Co- Investments I (Stream) LLC, Orion Co-Investments II LP, Orion Co-Investments IV LP, 8248567 Canada Limited and Lynx Metals Limited (collectively, the "Orion Parties");

(y)

19,272,820 Osisko Shares are to be issued in connection with the Private Placement (as defined herein), consisting of (A) 18,887,363 Osisko Shares to be issued at a price of C$14.56 per Osisko Share to CDP Investissements Inc., an affiliate of the Caisse de dépôt et placement du Québec (C$200 million or 13,736,264 Osisko Shares) and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (C$75 million or 5,151,099 Osisko Shares), for aggregate gross proceeds of C$275 million (the "Private Placement") to be used to partially fund the cash consideration of C$675 million payable as partial consideration for the Acquisition, subject to adjustment in accordance with the terms of the Acquisition Agreement, and (B) 385,457 Osisko Shares to be issued as partial payment (two percent) of the seven percent capital commitment fee payable to CDP Investissements Inc. and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) in connection with the Private Placement; and

(ii)	approve the entering into of the Voting Agreement (as defined in the Circular),

all of which is more particularly described in the Circular; and

(b)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular that accompanies this Notice of Meeting. If the Share Issuance Resolution is not approved by the Disinterested Osisko Shareholders (as defined in the Circular) at the Meeting, then the Acquisition and Private Placement cannot be completed. Even if the Share Issuance Resolution is approved at the Meeting, there is no guarantee that the Acquisition will be completed. If the Acquisition is not completed, then the Osisko Shares referred to in the Share Issuance Resolution will not be issued.

At the Meeting, Disinterested Osisko Shareholders will be asked to consider, and if deemed advisable, to pass the Share Issuance Resolution approving (i) the issuance of up to 50,179,414 Osisko Shares, and (ii) the entering into of the Voting Agreement with the Designated Orion Shareholders (as defined in the Circular).

The board of directors of Osisko unanimously recommends that Osisko Shareholders vote in favour of the Share Issuance Resolution. It is a condition to the completion of the Acquisition that the Share Issuance Resolution be approved at the Meeting.

The record date for the determination of Osisko Shareholders entitled to receive notice of and to vote at the Meeting is the close of business on June 19, 2017 (the "Record Date"). Only Osisko Shareholders whose names have been entered in the register of Osisko Shareholders as of the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting. Each Osisko Share outstanding on the Record Date will entitle the holder thereof to one vote at the Meeting on any matter to come before the Meeting. The Share Issuance Resolution must be approved by a majority of the votes cast by the Disinterested Osisko Shareholders present in person or by proxy at the Meeting.

An Osisko Shareholder may attend the Meeting in person or may be represented by proxy. Osisko Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (the "Proxy") printed on yellow paper for use at the Meeting or any adjournment thereof. To be effective, the Proxy must be received by our transfer agent, CST Trust Company, by mail: P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by email: proxy@canstockta.com; or by fax: 1-866-781-3111 (North American Toll Free) or 416-368-2502 (Outside North America) not later than 9:00 a.m. (Montréal time) on July 27, 2017 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Meeting may be adjourned. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

If an Osisko Shareholder receives more than one Proxy because such holders' Osisko Shares are registered in different names or addresses, then each Proxy should be completed and returned.

If you are a non-registered holder of Osisko Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the Proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The Proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, management of Osisko knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Meeting. Osisko Shareholders who are planning on returning the accompanying Proxy are encouraged to review the Circular carefully before submitting their Proxy. It is the intention of the persons named in the enclosed Proxy, if not expressly directed to the contrary in such Proxy, to vote in favour of the Share Issuance Resolution.

If you have any questions or require any assistance in completing your Proxy or voting instruction form, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American toll free) or 416-304-0211 (collect outside North America); or by email at: assistance@laurelhill.com.

DATED at Montréal, Québec this 29th day of June, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Sean Roosen"
Sean Roosen
Chair of the Board of Directors and Chief Executive
Officer of Osisko Gold Royalties Ltd

- i -

- ii -

QUESTIONS AND ANSWERS ABOUT THE ACQUISITION

The following is a summary of certain information contained in or incorporated by reference into this Circular, together with some of the questions that you, as an Osisko Shareholder, may have and answers to those questions. You are urged to read the remainder of this Circular and the enclosed Proxy carefully, because the information contained below is of a summary nature, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, the Proxy and the schedules attached to this Circular, all of which are important and should be reviewed carefully. Capitalized terms in this summary have the meanings set out under the heading "Glossary of Terms".

  This Circular is provided to you in connection with the solicitation by or on behalf of management of Osisko of Proxies to be used at the Meeting, which is to be held at the offices of Lavery, de Billy, L.L.P. located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, Canada, H3B 4M4, on Monday, July 31, 2017, at 9:00 a.m. (Montréal time) for the purposes indicated in the accompanying Notice of Meeting.

Your vote is very important. We encourage you to exercise your right to vote by proxy if:

1)	you cannot attend the Meeting; or

2)	you plan to attend the Meeting but prefer the convenience of voting in advance.

  The questions and answers below give general guidance for voting your Osisko Shares and related matters. Unless otherwise noted, all answers relate to both Registered Osisko Shareholders and Non-Registered Osisko Shareholders. If you have any questions, please feel free to contact Laurel Hill Advisory Group, the Proxy Solicitation Agent, by telephone at: 1-877-452-7184 (North American toll free) or 416-304-0211 (collect outside North America), or by email at: assistance@laurelhill.com.

Does the Board support the Acquisition?

Yes. The Board has unanimously determined (i) that the Acquisition is in the best interests of Osisko and the Osisko Shareholders, (ii) that Osisko should complete the Acquisition, and (iii) to recommend that Osisko Shareholders vote FOR the Share Issuance Resolution.

In making its recommendation, the Board considered a number of factors as described in this Circular under the heading "The Acquisition – Reasons for the Recommendation of the Board", including the opinion of its financial advisor, Maxit Capital, which determined that, subject to the assumptions, limitations and qualifications contained in the written opinion of Maxit Capital provided to the Board in connection with the Acquisition, the Purchase Price to be paid by Osisko pursuant to the Acquisition Agreement is fair, from a financial point of view, to Osisko as of the date of the Maxit Fairness Opinion. See "The Acquisition – Opinion of Maxit Capital" in this Circular, as well as the full text of the Maxit Fairness Opinion attached hereto as Schedule "B" – "Fairness Opinion of Maxit Capital" to this Circular. You are encouraged to read the Maxit Fairness Opinion carefully and in its entirety. See also "The Acquisition – Background to the Acquisition", "The Acquisition – Recommendation of the Board" and "The Acquisition – Reasons for the Recommendation of the Board".

Am I entitled to vote?

You are entitled to vote if (i) you were a holder of Osisko Shares as of the close of business on June 19, 2017, and (ii) are considered to be a Disinterested Osisko Shareholder. Each Osisko Share that is (i) outstanding on the Record Date, and (ii) held by a Disinterested Osisko Shareholder, carries the right to one vote per Osisko Share in respect of Share Issuance Resolution. Holders of other securities of Osisko are not entitled to vote in respect of such other securities of Osisko on any matters at the Meeting.

What am I voting on?

If you are a holder of Osisko Shares, you are voting to approve the Share Issuance Resolution, which provides for (i) the issuance by Osisko of 50,179,414 Osisko Shares in connection with the Acquisition in satisfaction of the Share Consideration and pursuant to the Private Placement, and (ii) the entering into of the Voting Agreement.

Approval of the Share Issuance Resolution is required (i) in accordance with Section 611(c) of the TSX Company Manual, as the number of Osisko Shares issued or issuable in payment of the Share Consideration and pursuant to the Private Placement exceeds 25% of the number of Osisko Shares outstanding, on a non-diluted basis, as of the date of this Circular, and (ii) as the Board and management may have a potential interest in, or derive a potential benefit from, the Voting Agreement.

If the Acquisition is not completed, then the Osisko Shares referred to in the Share Issuance Resolution will not be issued even if the Share Issuance Resolution is approved at the Meeting.

What if amendments are made to these matters or if other business matters are brought before the Meeting?

If you are a Registered Osisko Shareholder and attend the Meeting in person, you may vote on the business matters as you choose.

If you have completed and returned a Proxy, the persons named in the Proxy will have discretionary authority to vote on amendments or variations to the business matters identified in the accompanying Notice of Meeting, and on other matters that may properly come before the Meeting. As of the date of this Circular, management of Osisko is not aware of any amendments, variations or additional matters to come before the Meeting.

Am I a Registered Osisko Shareholder?

You are a Registered Osisko Shareholder if you hold any Osisko Shares in your own name, as recorded in the register of Osisko Shares maintained by CST Trust Company.

Am I a Non-Registered Osisko Shareholder (also commonly referred to as a beneficial shareholder)?

You are a Non-Registered Osisko Shareholder if your Osisko Shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee). There are two kinds of Non-Registered Osisko Shareholders: (i) those who object to their names being made known to the issuers of securities which they own, known as objecting beneficial owners or "OBOs"; and (ii) those who do not object to their names being made known to the issuers of securities which they own, known as non-objecting beneficial owners or "NOBOs".

How do I vote if I am a Registered Osisko Shareholder?

If you are a Registered Osisko Shareholder, you can vote your Osisko Shares: (i) by voting in person at the Meeting; or (ii) by signing and returning the enclosed Proxy appointing the named persons or some other person you choose, who need not be an Osisko Shareholder, to represent you as proxyholder and vote your Osisko Shares at the Meeting.

How do I vote if I am a Non-Registered Osisko Shareholder?

If you are a Non-Registered Osisko Shareholder, you will have received voting instructions from your nominee or intermediary. Typically, intermediaries will use a service company to forward such materials to Non-Registered Osisko Shareholders. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Osisko may utilize the Broadridge QuickVote™ service to assist Non-Registered Osisko Shareholders that are NOBOs with voting their Osisko Shares. NOBOs may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the telephone at 1-877-452-7184 (North American toll free) or 416-304-0211 (collect outside North America).

If I am a Non-Registered Osisko Shareholder, can I vote in person at the Meeting?

Yes. To vote in person at the Meeting, print your own name in the space provided on the Proxy or the voting instruction form sent to you by your nominee or intermediary and return it by following the instructions included. In doing so you are instructing your nominee or intermediary to appoint you as a proxyholder. Please register with Osisko's transfer agent, CST Trust Company, when you arrive at the Meeting. As we have no access to the names of the Non-Registered Osisko Shareholders, if you attend the Meeting without following this procedure, we will have no record of your shareholdings or entitlement to vote.

How do I vote if I am a both a Registered Osisko Shareholder and a Non-Registered Osisko Shareholder?

Should you hold some Osisko Shares as a Registered Osisko Shareholder and other Osisko Shares as a Non-Registered Osisko Shareholder, you will have to use both voting methods described above.

Who is soliciting my votes?

The management of Osisko is soliciting your votes.

We solicit votes primarily by mail of Proxy forms and voting instruction forms. Osisko employees or agents might also use telephone or other methods of contact. In addition, we have engaged Laurel Hill Advisory Group to act as the Proxy Solicitation Agent with respect to the matters to be considered at the Meeting. Osisko will bear the costs of solicitation of Osisko Shareholders.

Who votes my Osisko Shares and how will they be voted if I return a proxy or voting instruction form?

By properly completing and returning a Proxy, you are authorizing the persons named in that form to attend the Meeting and to vote your Osisko Shares. You can use the enclosed Proxy, or any other proper proxy or voting instruction form, to appoint your proxyholder.

The Osisko Shares represented by your proxy must be voted as you instruct in the Proxy or voting instruction form. If you properly complete and return your Proxy but do not specify how you wish the votes cast, your proxyholder will vote your Osisko Shares as they see fit.

NOTE TO SHAREHOLDERS: Unless you provide contrary instructions, Osisko Shares represented by proxies that management receives will be voted FOR the Share Issuance Resolution.

Can I appoint someone other than those named in the enclosed Proxy or voting instruction form to vote my Osisko Shares?

Yes. You have the right to appoint another person of your choice. They do not need to be an Osisko Shareholder to attend and act on your behalf at the Meeting. To appoint someone who is not named in the enclosed Proxy or voting instruction form, strike out those printed names appearing on the Proxy and voting instruction form and print in the space provided the name of the person you choose.

NOTE TO SHAREHOLDERS: It is important for you to ensure that any other person you appoint will attend the Meeting and know you have appointed them. On arriving at the Meeting, proxyholders must present themselves to a representative of CST Trust Company.

Can I revoke a Proxy or voting instruction?

Yes. If you are a Registered Osisko Shareholder and have returned a Proxy, you may revoke it by:

1)

completing and signing another Proxy with a later date and delivering it to CST Trust Company, by mail or courier at 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6, before: (a) 9:00 a.m. (Montréal time) on July 27, 2017; or (b) if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the day to which the Meeting is adjourned;

2)	delivering a written statement revoking the original Proxy or voting instruction, signed by you or your authorized representative, to:

(a)

André Le Bel, Vice President, Legal Affairs and Corporate Secretary of Osisko, by mail or courier at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2, before the close of business on July 28, 2017 or, if the Meeting is adjourned, up to the close of business on the last Business Day before the day to which the Meeting is adjourned; or

(b)	the Chair of the Meeting before the Meeting begins or, if the Meeting is adjourned, before the adjourned Meeting begins; or

3)	any other manner permitted by law.

If you are a Non-Registered Osisko Shareholder, contact your nominee.

How many Osisko Shares are entitled to be voted?

As at June 19, 2017, the Record Date, 106,735,091 Osisko Shares were issued and outstanding. Each Osisko Share outstanding on the Record Date carries the right to one vote, provided, however, that the 1,414,995 Osisko Shares (representing approximately 1.3% of the issued and outstanding Osisko Shares as at the Record Date) held by Interested Osisko Shareholders (being the directors and executive officers of Osisko) are not entitled to vote on the Share Issuance Resolution.

To the knowledge of the directors and executive officers of Osisko and according to the latest data available, at the date hereof, there is only one Osisko Shareholder owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to all outstanding Osisko Shares.

Name of Osisko Shareholder	Number of Osisko Shares	Percentage of Outstanding Osisko Shares
Van Eck Associates Corporation(1)	18,557,593(1)	17.4%(1)

____________________

Note:

(1)

Based on the alternative monthly report filed by Van Eck Associates Corporation on June 7, 2017, using figures as of May 31, 2017. Van Eck Associates Corporation relied on aggregation relief provided by Section 5.1 of Part 5 of National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in respect of the securities disclosed in the alternative monthly report filed for the exchange traded fund business unit.

Should I send in my Proxy now?

Yes. To ensure your vote is counted, you need to complete and submit the enclosed Proxy or, if applicable, provide your nominee or intermediary (bank, trust company, securities broker or other nominee) with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 9:00 a.m. (Montréal time) on July 27, 2017 (or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Meeting in the event of an adjournment or postponement of the Meeting).

What approvals are required to be given by Osisko Shareholders at the Meeting?

Completion of the Acquisition is conditional upon, among other things, approval of the Share Issuance Resolution, which must be approved, with or without variation, by a majority of the votes cast on the Share Issuance Resolution by Disinterested Osisko Shareholders present in person or by proxy at the Meeting, which is scheduled to be held on Monday, July 31, 2017 at 9:00 a.m. (Montréal time).

What will happen if the Share Issuance Resolution is not approved by the Disinterested Osisko Shareholders or the Acquisition is not completed for any reason?

If the Share Issuance Resolution is not approved by the Disinterested Osisko Shareholders at the Meeting, then the Acquisition and Private Placement cannot be completed, and the Acquisition Agreement may be terminated. If the Acquisition is not completed, then the Osisko Shares referred to in the Share Issuance Resolution will not be issued.

What if I have other questions?

If you have any questions regarding the Meeting, please contact Osisko's Proxy Solicitation Agent:

Laurel Hill Advisory Group
1-877-452-7184 (North American toll free)
416-304-0211 (collect outside North America)
assistance@laurelhill.com

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Osisko for use at the Meeting, which is to be held at the offices of Lavery, de Billy, L.L.P. located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, Canada, H3B 4M4 at 9:00 a.m. (Montréal time) on Monday, July 31, 2017 and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Meeting of Osisko Shareholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information presented in this Circular and the information incorporated by reference herein, constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian Securities Laws (together, "forward-looking information") concerning the business, operations, plans and financial performance and condition of each of Osisko, the Orion Parties and the Resulting Company (as defined herein). Often, but not always, forward-looking information can be identified by words such as "pro forma", "plans", "expects", "may", "should", "could", "will", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations, including negative variations, thereof that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of Osisko, the Acquired Assets or the Resulting Company to differ materially from any future plans, results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the timing, closing or non-completion of the Acquisition and/or Private Placement, including due to the Parties, CDP or the Fonds F.T.Q. failing to receive, in a timely manner and on satisfactory terms, the necessary securityholder, stock exchange and regulatory approvals or the inability of the Parties, CDP or the Fonds F.T.Q. to satisfy or waive, in a timely manner, the other conditions precedent to the Acquisition Closing and/or the Private Placement Closing; completion of the Private Placement or completion of the Private Placement on substantially the terms contemplated herein; inability to achieve the benefits or synergies anticipated from the Acquisition; actual operating cash flows, free cash flows, mineral resources, total cash, transaction costs, and administrative costs of Osisko, the Acquired Assets or the Resulting Company differing materially from those anticipated; risks related to international operations; risks related to the holding of stream or royalty interests on mineral properties; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks; regulatory changes; defects in title; availability or integration of personnel, materials and equipment; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks related to Osisko and the Acquired Assets; capital requirements and operating risks associated with the operations of or an expansion of the operations of Osisko, the Acquired Assets or the Resulting Company or the operations in respect of which royalty, stream or offtake interests are held by Osisko, the Acquired Assets or the Resulting Company; fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to Osisko, the Acquired Assets or the Resulting Company; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks inherent to the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an adverse claim; factors discussed under the heading "Risk Factors"; and those risks set forth in Osisko's filings with the Securities Authorities, which are available under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although Osisko has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in forward-looking information in this Circular, and the documents incorporated by reference herein, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking information in this Circular, nor in the documents incorporated by reference herein. All of the forward-looking information made in this Circular, including all documents incorporated by reference herein, are qualified by these cautionary statements. Osisko undertakes no obligation to update any of the forward-looking information in this Circular or incorporated by reference herein, except as required by law.

In addition, forward-looking and pro forma information contained herein is based on certain assumptions and involves risks related to, among other things, (i) the consummation or non-consummation of the Acquisition and/or Private Placement, and (ii) the business and operations of Osisko, the Acquired Assets and the Resulting Company. Forward-looking and pro forma information contained herein is based on certain assumptions including that Disinterested Osisko Shareholders will vote in favour of the Share Issuance Resolution and that all other conditions to the Acquisition and the Private Placement are satisfied or waived and that the Acquisition and the Private Placement will be completed. Other assumptions include, but are not limited to: interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to Osisko, the Acquired Assets or the Resulting Company.

Certain of the forward-looking information and other information contained herein concerning the mining industry and general expectations of Osisko and the Orion Parties concerning the mining industry, Osisko, the Acquired Assets and the Resulting Company are based on estimates prepared by Osisko using data from publicly available industry sources, as well as from market research and industry analysis and on assumptions based on data and knowledge of the mining industry which Osisko and the Orion Parties believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Osisko and the Orion Parties are not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION

The disclosure in this Circular relating to the properties in which Osisko or the Orion Parties, as the case may be, hold royalty, stream, offtake or other interests and the operations on such properties is based on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain as at June 28, 2017 (except where stated otherwise), and none of this information or data has been independently verified by Osisko or the Orion Parties. As royalty, stream or offtake holders, Osisko and the Orion Parties generally have limited, if any, access to the properties included in or relating to their asset portfolios. Therefore, in preparing disclosure pertaining to the properties in which Osisko or the Orion Parties hold royalty, stream, offtake or other interests and the operations on such properties, Osisko and the Orion Parties are dependent on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain and generally have limited or no ability to independently verify such information or data. Although neither Osisko nor the Orion Parties have any knowledge that such information or data is incomplete or inaccurate, there can be no assurance that such third party information or data is complete or accurate. Additionally, some information or data publicly reported by the owners or operators may relate to a larger property than the area covered by the royalty, stream, offtake or other interest of Osisko or the Orion Parties. Often, the royalty, stream, offtake or other interests of Osisko or the Orion Parties cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources or production of a property.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Osisko has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per share" to supplement its consolidated financial statements, which are presented in accordance with IFRS.

Osisko believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of Osisko. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and, therefore, they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To determine its method of calculating "Adjusted Earnings" and "Adjusted Earnings per share" for the year ended December 31, 2016 and the three months ended March 31, 2017, Osisko has reviewed, during the first quarter of 2017, similar adjusted earnings calculations by its peers. Following this review, Osisko has decided to exclude the gains and losses on foreign exchange from its "Adjusted Earnings" and "Adjusted Earnings per share" as they do not reflect the operating performance of Osisko.

See the section entitled "Non-IFRS Financial Performance Measures" in (i) the management's discussion and analysis of Osisko for the three months ended March 31, 2017 and March 31, 2016, dated May 4, 2017, and (ii) the management's discussion and analysis of Osisko for the year ended December 31, 2016 and December 31, 2015, dated March 15, 2017.

CAUTIONARY NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Osisko Shareholders in the United States should be aware that such requirements are materially different from those of the United States applicable to proxy statements prepared in accordance with Schedule 14A under the U.S. Exchange Act of 1934, as amended.

As a Canadian company, Osisko prepares its financial statements in accordance with IFRS. Consequently, all of the financial statements and financial information of Osisko included or incorporated by reference in this Circular is prepared in accordance with IFRS, which are materially different than financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles.

When used in respect of the projects in which Osisko or the Orion Parties has an interest, the terms "mineral reserve" and "mineral resource" have been reported in accordance with Canadian reporting standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. U.S. reporting requirements are governed by Guide 7. The information included or incorporated by reference in this Circular includes estimates of the "mineral reserve" and "mineral resource" reported in accordance with NI 43-101. The reporting standards under NI 43-101 and Guide 7 are materially different. For example, under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made, which is not the case under NI 43-101. Consequently, the definitions of "proven mineral reserve" and "probable mineral reserve" under NI 43-101 differ in certain material respects from the standards of the SEC. In addition, Osisko also reports estimates of "mineral resource" in accordance with NI 43-101. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized by NI 43-101, they are not recognized under the standards of the SEC. As a result, U.S. companies are generally not permitted to report estimates of "mineral resource" of any category in documents filed with the SEC. As such, certain information included or incorporated by reference in this Circular concerning descriptions of mineralization and estimates of "mineral reserve" and "mineral resource" reported in accordance with Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of a "measured mineral resource" or "indicated mineral resource" estimate will ever be converted into a "mineral reserve". Readers should also not assume that all or any part of a "mineral resource" will ever be upgraded to a higher category. In particular, an "inferred mineral resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility and, under NI 43-101, an "inferred mineral resource" estimate may not form the basis of feasibility or other economic studies. Readers are, therefore, further cautioned not to assume that all or any part of an "inferred mineral resource" exists or is, or will ever be, economically or legally mineable.

GENERAL MATTERS

Reporting Currencies and Accounting Principles

Unless otherwise indicated, all references to "$" or "C$" in this Circular refer to Canadian dollars and all reference herein to "US$" in this Circular refer to U.S. dollars. The financial statements of the Acquired Assets that are included herein in Schedule "F" – "Financial Statements and Management's Discussion and Analysis of the Acquired Assets" are reported in United States dollars and are prepared in accordance with IFRS. Osisko's financial statements that are incorporated by reference herein are reported in Canadian dollars and are prepared in accordance with IFRS. The pro forma financial statements that are included in Schedule "G" – "Unaudited Pro Forma Condensed Consolidated Financial Statements of Osisko" to this Circular are reported in Canadian dollars.

Exchange Rate Data

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Year Ended December 31
	2016	2015	2014
	(C$)	(C$)	(C$)
High	1.4589	1.3990	1.1643
Low	1.2544	1.1728	1.0614
Average noon buying rate for the period(1)	1.3248	1.2787	1.1045
Rate at end of period	1.3427	1.3840	1.1601

____________________

Note:

(1)	Determined by averaging the noon buying rate for each date of the respective period.

The indicative rate published by the Bank of Canada on June 28, 2017 for the conversion of Canadian dollars into United States dollars was C$1.00 to US$0.7657 and for the conversion of United States dollars into Canadian dollars was US$1.00 to C$1.3060.

Information Contained in this Circular

The information contained in this Circular is given as at June 28, 2017, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Acquisition, the Private Placement and any other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Osisko.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a Proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice and Osisko Shareholders are urged to consult their own professional advisors in connection with such subjects.

Descriptions in this Circular of the terms of the Acquisition Agreement, the Subscription Agreements, the Investor Rights Agreement, the Shareholder Participation Agreement and the Voting Agreement are summaries of the terms of those documents and are qualified in their entirety by the terms of such documents. Osisko Shareholders should refer to the text of the Acquisition Agreement and the Subscription Agreements for additional details of such documents. The text of the Acquisition Agreement and the Subscription Agreements, which are incorporated by reference in this Circular, may be viewed under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Information Contained in this Circular Regarding the Orion Parties

Certain information in this Circular pertaining to the Orion Parties and the Acquired Assets, including, but not limited to, information pertaining to the Acquired Assets attached hereto as Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017", Schedule "F" – "Financial Statements and Management's Discussion and Analysis of the Acquired Assets", and the information relating to the Acquired Assets in the unaudited pro forma condensed consolidated financial statements attached hereto as Schedule "G" – "Unaudited Pro Forma Condensed Consolidated Financial Statements of Osisko", has been furnished by the Orion Parties and, with respect to technical information pertaining to the Acquired Assets, is based on information provided by the owners or operators of the respective Acquired Assets and information or data that is available in the public domain. With respect to this information, the Board has relied exclusively upon the Orion Parties, without independent verification by Osisko. Although Osisko does not have any knowledge that would indicate that such information is untrue or incomplete, there can be no assurance that such information is accurate or complete, and neither Osisko nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of the financial statements of the Orion Parties or the Acquired Assets, or for the failure by the Orion Parties to disclose any events or information that may affect the completeness or accuracy of such information. See Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017".

SUMMARY OF CIRCULAR

This summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the Schedules hereto and documents incorporated into this Circular by reference. Capitalized terms in this summary have the meanings set out in the Glossary of Terms or as set out in this summary. The text of the Acquisition Agreement and the Subscription Agreements which are incorporated by reference in this Circular, may be viewed under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The text of the Investor Rights Agreement, the Shareholder Participation Agreement and the Voting Agreement will be available following the Acquisition Closing under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Date, Time and Place of Meeting

The Meeting will be held on Monday, July 31, 2017 at 9:00 a.m. (Montréal time) at the offices of Lavery, de Billy, L.L.P. located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, Canada, H3B 4M4.

The Record Date for determining the Osisko Shareholders entitled to receive notice of and to vote at the Meeting is June 19, 2017. Only Osisko Shareholders of record as of the close of business (Montréal time) on the Record Date are entitled to receive notice of and to vote at the Meeting, provided, however, that the 1,414,995 Osisko Shares (representing approximately 1.3% of the issued and outstanding Osisko Shares as at the Record Date) held by Interested Osisko Shareholders (being the directors and executive officers of Osisko) are not entitled to vote on the Share Issuance Resolution.

Purpose of the Meeting

The purpose of the Meeting is for the Disinterested Osisko Shareholders to consider and, if deemed advisable, to pass, with or without variation, the Share Issuance Resolution, the full text of which is set out in Schedule "A" – "Resolutions to be Approved at the Meeting" to this Circular. The Share Issuance Resolution is an ordinary resolution approving (i) the issuance of 50,179,414 Osisko Shares consisting of (x) 30,906,594 Osisko Shares to be issued as the Share Consideration, and (y) 19,272,820 Osisko Shares to be issued pursuant to the Private Placement (including 385,457 Osisko Shares to be issued on account of the capital commitment fee payable in Osisko Shares), and (ii) the entering into of the Voting Agreement with the Designated Orion Shareholders. See "The Voting Agreement" in this Circular for a description of the Voting Agreement.

Approval of the Share Issuance Resolution is required (i) in accordance with Section 611(c) of the TSX Company Manual as the number of Osisko Shares issued or issuable in payment of the Share Consideration and pursuant to the Private Placement exceeds 25% of the number of Osisko Shares outstanding on a non-diluted basis, and (ii) as the Board and management may have a potential interest in, or derive a potential benefit from, the Voting Agreement.

See "The Acquisition – Overview" for an overview of the Acquisition and Private Placement, being the transactions relating to the Share Issuance Resolution.

If the Share Issuance Resolution is not approved by the Disinterested Osisko Shareholders at the Meeting, then the Acquisition and Private Placement cannot be completed.

Management of Osisko and the Board recommend that Disinterested Osisko Shareholders vote FOR the Share Issuance Resolution.

Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd was formed on April 29, 2014 in conjunction with the acquisition of Canadian Malartic Corporation, which held the Canadian Malartic mine and other assets in development, by a partnership formed by Agnico Eagle Mines Limited and Yamana Gold Inc.

Following its formation, Osisko began as a royalty company as of June 16, 2014 with a 5% NSR royalty on the Canadian Malartic mine, other non cash-flowing royalties, and C$157 million in cash. Osisko's market capitalization was initially evaluated at approximately C$500 million.

Over the past 36 months, Osisko further transformed itself by strategically acquiring Virginia, a portfolio of royalties from Teck Resources Limited and most recently a silver stream on Taseko Mines Limited's Gibraltar copper mine. During that period, Osisko advanced its own "accelerator" investment model, through which it was able to significantly contribute to the reinvigoration of the mining exploration sector in Canada. Through its investments in Osisko Mining Inc., Barkerville Gold Mines Ltd., Falco Resources Ltd. and numerous other mining companies, Osisko was able to acquire strategic royalties and stream financing options on prospective land packages and projects. The accelerator model also enabled Osisko to maintain its dynamic technical team, but most importantly to leverage its extensive expertise in exploration, engineering, construction, operations and financing.

Prior to the Acquisition, Osisko had achieved a market capitalization of approximately C$1.6 billion, over three times its starting valuation in June 2014. The Acquisition marks Osisko's next significant step in its transformation into a world class royalty company.

The Osisko Shares are listed for trading on the TSX and NYSE under the symbol "OR".

Osisko is a corporation incorporated under the QBCA. Osisko's head office and registered office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2.

See Schedule "C" – "Information Concerning Osisko as of June 28, 2017" in this Circular for a description of Osisko.

The Orion Parties

The Orion Parties are part of one of the world's leading mining-focused private equity businesses. In addition, the Orion Parties have experience in the physical metals markets, such as facilitating the purchase, metal financing, transporting, processing and selling of a mine's output to end customers.

As a result of the Acquisition, Osisko will add 74 assets, including 61 royalties, 7 precious metal offtakes and 6 streams, which are held, directly or indirectly, by the Orion Parties, including the Renard Stream, the Brucejack Stream, and the Mantos Blancos Stream. Pursuant to the Renard Stream, Osisko will receive 9.6% of diamond production from the Renard diamond mine. Pursuant to the Brucejack Stream, Osisko will receive 4.0% of gold and silver production until 7.067 million ounces of gold have been produced and 26.297 million ounces of silver have been produced from the Brucejack gold mine. Pursuant to the Mantos Blancos Stream, as amended pursuant to the terms of the Acquisition, Osisko will receive 100% of payable silver from the Mantos Blancos copper mine until 19.3 million ounces of payable silver have been produced at the mine, after which the stream percentage will be 30% of payable silver. Certain Acquired Assets are subject to buy-backs or buy-downs.

Reference is made to the Acquisition Agreement dated June 4, 2017 among Osisko and the Orion Parties. A description of the Orion Parties are set forth below.

•

Orion Mine Finance (Master) Fund I LP and Orion Mine Finance (Master) Fund I-A LP are Bermudan exempted partnerships and limited partnerships. The registered office for Orion Mine Finance (Master) Fund I LP and Orion Mine Finance (Master) Fund I-A LP is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

•	Orion Co-Investments I (Stream) LLC is a Delaware limited liability company. The registered office for Orion Co-Investments I (Stream) LLC is 251 Little Falls Drive, Wilmington, Delaware 19808, USA.

•

Orion Co-Investments II LP and Orion Co-Investments IV LP are Bermudan limited partnerships. The registered office for Orion Co-Investments II LP and Co-Investments IV LP is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

•	8248567 Canada Limited is a corporation incorporated under the CBCA. The registered office for 8248567 Canada Limited is 3400 – 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9.

•	Lynx Metals Limited is a Bermudan corporation. The registered office for Lynx Metals Limited is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

For more information on the Orion Parties and the Acquired Assets, see Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017".

The Acquisition

Overview

The purpose of the Acquisition Agreement is to effect the Acquisition by Osisko of the Acquired Assets. Subject to the terms and conditions of the Acquisition Agreement, Osisko will acquire, directly or through the acquisition of shares or other equity ownership interests of entities owned by the Orion Parties, all of the right, title and interest of the Orion Parties in 74 royalties, streams and precious metal offtakes.

Under the terms of the Acquisition Agreement, the Orion Parties will receive, in exchange for the sale of the Acquired Assets, consideration comprised of (i) the Cash Consideration, and (ii) the Share Consideration.

In connection with the Acquisition, Osisko will complete a concurrent Private Placement to fund a portion of the Cash Consideration through the issuance of 18,887,363 Osisko Shares at a price of C$14.56 per Osisko Share, for aggregate gross proceeds of C$275 million. CDP (C$200 million) and the Fonds F.T.Q. (C$75 million) are the two subscribers under the Private Placement. The Private Placement is subject to a seven percent capital commitment fee payable by Osisko partially in cash (five percent) and partially in Osisko Shares (two percent).

The aggregate gross proceeds of the Private Placement will be used, along with a draw of approximately C$150 million under Osisko's revolving credit facility with National Bank of Canada and Bank of Montréal and approximately C$250 million of existing cash reserves, to fund the Cash Consideration.

At the Meeting, the Disinterested Osisko Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Share Issuance Resolution, which is an ordinary resolution approving (i) the issuance of 50,179,414 Osisko Shares consisting of (x) 30,906,594 Osisko Shares to be issued as the Share Consideration, and (y) 19,272,820 Osisko Shares to be issued pursuant to the Private Placement (including 385,457 Osisko Shares to be issued on account of the capital commitment fee payable in Osisko Shares), and (ii) the entering into of the Voting Agreement with the Designated Orion Shareholders. See "The Voting Agreement" in this Circular for a description of the Voting Agreement.

Background to the Acquisition

The Acquisition and the provisions of the Acquisition Agreement are the result of arm's length negotiations conducted between representatives of Osisko and the Orion Parties. A summary of the material events leading up to the negotiation of the Acquisition Agreement and the material meetings, negotiations and discussions between the Parties that preceded the execution and public announcement of the Acquisition Agreement is included in this Circular under the heading "The Acquisition – Background to the Acquisition".

Recommendation of the Board

After careful consideration, including a thorough review of the Acquisition Agreement and receiving the oral fairness opinion of Maxit Capital delivered to the Board (subsequently confirmed in writing), as well as a thorough review of other matters, including those discussed below, the Board unanimously determined that the Acquisition is in the best interests of Osisko. Accordingly, the Board unanimously approved the Acquisition Agreement and unanimously recommends that Disinterested Osisko Shareholders vote FOR the Share Issuance Resolution.

See "The Acquisition – Recommendation of the Board".

Reasons for the Recommendation of the Board

In the course of the Board's evaluation of the Acquisition, the Board and/or senior management consulted with its financial advisors, Maxit Capital, BMO Capital Markets and National Bank of Canada, PricewaterhouseCoopers LLP, and its legal counsel, who performed financial, technical and legal due diligence with the help of its advisors and experts on, among other things, the Orion Parties and the Acquired Assets and considered a number of factors, including, among others, the following:

•

Strength of the Resulting Company. If the Acquisition is completed, the market capitalization of the Resulting Company is expected to be approximately C$2.3 billion (based on the price of C$14.56 per Osisko Share used in valuing the Share Consideration and issue price of the Private Placement Shares), immediately creating a growth-oriented, world class gold-focused royalty and streaming company with five cornerstone assets, four of which are Canadian. The Acquisition meaningfully increases the size and scale of Osisko's platform, which is expected to enhance its competitive positioning and access to capital.

•

Diversification of Assets. If the Acquisition is completed, shareholders of the Resulting Company will benefit from a diversified portfolio of assets with less dependence on specific assets. The Acquisition adds 74 assets, including 61 royalties, seven precious metal offtakes and six streams, diversifies Osisko's existing cash flowing asset base and enhances the Resulting Company's development and exploration pipeline. The Resulting Company's portfolio of assets would include, among other things, the 5% NSR royalty on the producing Canadian Malartic mine, the sliding-scale 2.0% to 3.5% NSR royalty on the producing Éléonore mine, the 9.6% diamond stream on the Renard mine, the 4.0% gold and silver stream on the Brucejack mine, and the 100% silver stream on the Mantos Blancos mine. For more information on the Acquired Assets, see Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017".

•

Immediately Accretive to Cash Flow. The Acquisition, which increases the number of Osisko Shares outstanding by less than 50%, doubles Osisko's near-term cash flow and more than triples Osisko's cash flowing assets from five assets to 16 assets.

•

Industry Leading Production and Cash Flow Growth. The Acquisition will provide Osisko with an unparalleled growth pipeline with expected forecasted production of over 100,000 gold equivalent ounces in 2018 growing to over 140,000 gold equivalent ounces by 2023, and pro forma cash flow growth of 10% per annum from 2017 to 2023.

•

Addition of Three Cornerstone Assets. Stream assets from the Renard, Mantos Blancos and Brucejack mines complement Osisko's existing cornerstone NSR royalties on the world class Canadian Malartic and Éléonore mines.

•	Maintains Precious Metals Focus. Osisko's pro forma net present value and cash flow will be over 90% from precious metal assets (including diamonds).

•	Americas Focused Portfolio. Over 80% of combined cash flow will come from North America and over 90% of combined cash flow will come from the Americas.

•	Low Geopolitical Risk. The Resulting Company's cornerstone assets will primarily be located in Canada, predominantly in Québec, resulting in a low geopolitical risk portfolio.

•

Financial Position. The Resulting Company is expected to have greater balance sheet strength and financial flexibility, with approximately C$100 million in cash, cash equivalents and short-term investments, approximately C$450 million in investments, and C$200 million in debt.

•	Enhanced Market Profile. The increased market capitalization and increased trading liquidity upon completion of the Acquisition is expected to broaden the Resulting Company's investor appeal with enhanced market and analyst coverage, and provides strong potential for re-rating of the Osisko Shares.

•	Maxit Fairness Opinion. The oral fairness opinion of Maxit Capital delivered to the Board (subsequently confirmed in writing) to the effect that, as of the date of the Maxit Fairness Opinion, and based upon and subject to the assumptions, limitations and qualifications set forth in the written Maxit Fairness Opinion, the Purchase Price to be paid by Osisko pursuant to the Acquisition Agreement is fair, from a financial point of view, to Osisko.

•	Shareholder Approval. The Share Issuance Resolution must be approved by at least a majority of the votes cast by the Disinterested Osisko Shareholders at the Meeting.

•	Limited Conditionality. There are a limited number of conditions, beyond approval of the Share Issuance Resolution, required for the completion of the Acquisition, which the Board expects to have satisfied in due course.

•	Shareholder Participation Agreement and Voting Agreement. In connection with the Acquisition Closing, the Designated Orion Shareholders shall enter into the Shareholder Participation Agreement and the Voting Agreement pursuant to which, among other things, the Designated Orion Shareholders will agree to certain terms and conditions in connection with their ownership of the Osisko Shares comprising the Share Consideration. The Shareholder Participation Agreement and the Voting Agreement provide additional protection for the Osisko Shareholders. See "The Shareholder Participation Agreement" and "The Voting Agreement".

•	Evaluation and Analysis. The Board has given lengthy consideration to the business, operations, assets, financial condition, operating results and prospects for the Resulting Company as well as current industry, economic and market conditions and related risks.

See "The Acquisition – Reasons for the Recommendation of the Board", "The Acquisition – Opinion of Maxit Capital", Schedule "C" – "Information Concerning Osisko as of June 28, 2017" and Schedule "E" – "Information Concerning the Resulting Company as of June 28, 2017" in this Circular.

The Board's reasons for recommending the Acquisition include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See "Cautionary Statement Regarding Forward-Looking Information" and "Risk Factors – Risks Relating to the Acquisition" in this Circular.

Opinion of Maxit Capital

Maxit Capital was retained to render financial advisory services to Osisko and the Board and provide an opinion as to the fairness to Osisko, from a financial point of view, of the Purchase Price to be paid by Osisko pursuant to the Acquisition Agreement. Maxit Capital delivered the Maxit Fairness Opinion concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Purchase Price to be paid by Osisko pursuant to the Acquisition Agreement is fair, from a financial point of view, to Osisko. The full text of the Maxit Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Maxit Fairness Opinion, is attached as Schedule "B" – "Fairness Opinion of Maxit Capital" to this Circular.

The summary of the Maxit Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Maxit Fairness Opinion.

The Maxit Fairness Opinion is not a recommendation to any Osisko Shareholder as to how to vote or act on any matter relating to the Acquisition. The Maxit Fairness Opinion was one of a number of factors taken into consideration by the Board in making its unanimous determination to recommend that Osisko Shareholders vote in favour of the Share Issuance Resolution.

The Board urges Osisko Shareholders to read the Maxit Fairness Opinion carefully and in its entirety.

See "The Acquisition – Opinion of Maxit Capital" in this Circular, as well as the full text of the Maxit Fairness Opinion attached hereto as Schedule "B" – "Fairness Opinion of Maxit Capital" to this Circular.

Effects of the Acquisition

Osisko Shareholders

As of the date of this Circular, an aggregate of 106,743,944 Osisko Shares were issued and outstanding on a non-diluted basis. An aggregate of 50,179,414 Osisko Shares are expected to be issued in connection with the completion of the Acquisition and the Private Placement, which would result in the Resulting Company having an aggregate of 156,923,358 Osisko Shares outstanding, on a non-diluted basis.

•	The 106,743,944 Osisko Shares outstanding as of the date hereof are expected to represent, on a non- diluted basis, approximately 68.0% of the Resulting Company.

•

The 30,906,594 Osisko Shares to be issued to the Designated Orion Shareholders as the Share Consideration are expected to represent, on a non-diluted basis, approximately 19.7% of the Resulting Company.

•

The 19,272,820 Osisko Shares to be issued to CDP, an affiliate of the Caisse, and the Fonds F.T.Q. pursuant to the Private Placement (which includes the 385,457 Osisko Shares to be issued on account of the capital commitment fee payable in Osisko Shares) are expected to represent, on a non-diluted basis, approximately 12.3% of the Resulting Company (excluding the 4,997,497 Osisko Shares and 3,384,264 Osisko Shares held by the Caisse, together with its affiliates, and the Fonds F.T.Q., respectively, as of the date hereof).

Following the completion of the Acquisition, Mr. Oskar Lewnowski, Chief Investment Officer of Orion Resource Partners (USA) LP, will join the Board. Mr. Lewnowski is the founder of Orion Resource Partners (USA) LP and has more than 20 years of experience in mine financing, metals trading, and mergers and acquisitions. As part of the Investor Rights Agreement, CDP will also have the right to nominate one director to the Board.

Corporate Structure

The Acquisition will result in Orion TitheCo Limited becoming a wholly-owned subsidiary of Osisko. Orion TitheCo Limited holds the Brucejack Stream and the Mantos Blancos Stream, directly or indirectly. In addition, Osisko will acquire the Renard Stream directly. Set forth below is the expected corporate structure of the Resulting Company, which depicts how the material assets of the Resulting Company are expected to be held following the completion of the Acquisition.

____________________

Note:

(1)

Osisko and its subsidiaries have additional interests in other subsidiaries that do not meet the materiality thresholds for disclosure set out in Form 51-102F2 of the Canadian Securities Administrators.

(2)

The Brucejack Stream is held by Orion Co-Investments II (Stream) Limited, which is expected to be a non-material wholly-owned subsidiary of Osisko and Orion TitheCo Limited. The Mantos Blancos Stream is held by Orion TitheCo Limited.

See Schedule "E" – "Information Concerning the Resulting Company as of June 28, 2017" in this Circular.

Osisko Shareholder Approval

Approval of the Share Issuance Resolution is required (i) in accordance with Section 611(c) of the TSX Company Manual as the number of Osisko Shares issuable in payment of the Share Consideration and pursuant to the Private Placement exceeds 25% of the number of Osisko Shares outstanding on a non-diluted basis. If the Acquisition is completed, 50,179,414 Osisko Shares will be issued, consisting of (x) 30,906,594 Osisko Shares to be issued as the Share Consideration, and (y) 19,272,820 Osisko Shares to be issued pursuant to the Private Placement (including 385,457 Osisko Shares to be issued on account of the capital commitment fee payable in Osisko Shares), representing, in the aggregate, approximately 47.0% of the number of issued and outstanding Osisko Shares as of the date hereof (being 106,743,944 Osisko Shares), and (ii) as the Board and management may have a potential interest in, or derive a potential benefit from, the Voting Agreement.

The Share Issuance Resolution must be approved, with or without variation, by at least a majority of the votes cast by Disinterested Osisko Shareholders present in person or represented by Proxy at the Meeting. The complete text of the Share Issuance Resolution to be presented to the Meeting is set forth in Schedule "A" – "Resolutions to be Approved at the Meeting" to this Circular.

The Acquisition Agreement provides that the Share Issuance Resolution must be approved as a condition precedent to the completion of the Acquisition.

The Board and management recommend that Disinterested Osisko Shareholders VOTE FOR the Share Issuance Resolution. In the absence of instructions to the contrary, the persons whose names appear in the attached Proxy intend to VOTE FOR the Share Issuance Resolution.

If the Share Issuance Resolution does not receive the requisite approval, the Acquisition will not proceed.

The Acquisition Agreement

The Acquisition will be effected in accordance with the Acquisition Agreement, the text of which may be viewed under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. A summary of the material terms of the Acquisition Agreement is set out under the heading "The Acquisition Agreement" in this Circular and is subject to and qualified in its entirety by the text of the Acquisition Agreement, which is incorporated by reference in this Circular.

The Shareholder Participation Agreement

As a condition to the Acquisition Closing, Osisko and the Designated Orion Shareholders shall have entered into the Shareholder Participation Agreement, in substantially the form agreed between the Parties in the Acquisition Agreement, which sets forth certain rights and obligations of Osisko and the Designated Orion Shareholders in connection with, among other things, the Designated Orion Shareholders' ownership of the Osisko Shares comprising the Share Consideration. A summary of the material terms of the Shareholder Participation Agreement is set out under the heading "The Shareholder Participation Agreement" in this Circular and is subject to and qualified in its entirety by the text of the Shareholder Participation Agreement.

The text of the Shareholder Participation Agreement will be available following the Acquisition Closing under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Voting Agreement

As a condition to the Acquisition Closing, Osisko and the Designated Orion Shareholders shall have entered into the Voting Agreement, in substantially the form agreed between the Parties in the Acquisition Agreement, pursuant to which the Designated Orion Shareholders have covenanted to vote, or cause to be voted, all of the Consideration Shares at all meetings of Osisko Shareholders in respect of certain matters in a manner consistent with the recommendation made by management of Osisko or the Board, as applicable. A summary of the material terms of the Voting Agreement is set out under the heading "The Voting Agreement" in this Circular and is subject to and qualified in its entirety by the text of the Voting Agreement.

The text of the Voting Agreement will be available following the Acquisition Closing under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Subscription Agreements

Osisko has entered into the Subscription Agreements pursuant to which it will complete the Private Placement. Under the Private Placement, CDP, an affiliate of the Caisse, and the Fonds F.T.Q. will purchase on a "private placement" basis an aggregate of 18,887,363 Osisko Shares at a price of C$14.56 per Osisko Share for gross proceeds to Osisko of C$275 million. The Private Placement Closing is scheduled to occur concurrently with the Acquisition Closing.

Assuming completion of both the Private Placement and the Acquisition, the Caisse, together with its affiliates, and the Fonds F.T.Q. will beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of 19,014,093 and 8,640,488 Osisko Shares, respectively (which includes the 4,997,497 and 3,384,264 Osisko Shares which the Caisse and the Fonds F.T.Q., respectively, currently beneficially own, or exercise control or direction over, directly or indirectly), representing approximately 12.1% and 5.5%, respectively, of the issued and outstanding Osisko Shares. These figures include the 385,457 Osisko Shares to be issued as partial payment (two percent) of the seven percent capital commitment fee payable by Osisko to CDP and the Fonds F.T.Q.

The Osisko Shares issued pursuant to the Private Placement will be subject to a statutory hold period. In addition, CDP and the Fonds F.T.Q. have each agreed not to (i) sell, offer, contract or grant any option or right to sell or otherwise dispose of any of the Osisko Shares acquired by them pursuant to the Private Placement and, in the case of CDP, any other Osisko Shares held by the Caisse directly or indirectly as of June 4, 2017 (collectively, the "Locked-Up Shares") (other than to a wholly-owned affiliate); (ii) enter into any swap agreement or any other agreement to transfer the economic consequence of ownership of the Locked-Up Shares (other than with a wholly-owned affiliate); (iii) publicly announce an intention to do any of the foregoing or (iv) act jointly or in concert with any third party doing any of the foregoing for the duration of a period of six months following the Private Placement Closing Date (the "Lock-Up Period"), unless otherwise approved by Osisko. Completion of the Private Placement is subject to a number of conditions. The TSX has conditionally approved, and it is anticipated that the NYSE will approve, the listing of the Osisko Shares issuable pursuant to the Private Placement, subject to Osisko fulfilling all of the listing requirements of the TSX and NYSE, including obtaining the requisite approval of the Share Issuance Resolution by the Disinterested Osisko Shareholders.

CDP Subscription Agreement

The text of the CDP Subscription Agreement may be viewed under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. A summary of the key terms of the CDP Subscription Agreement is included under the heading "The Subscription Agreements" in this Circular.

Fonds F.T.Q. Subscription Agreement

The text of the Fonds F.T.Q. Subscription Agreement may be viewed under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. A summary of the key terms of the Fonds F.T.Q. Subscription Agreement is included under the heading "The Subscription Agreements" in this Circular.

Investor Rights Agreement

Pursuant to the CDP Subscription Agreement, CDP and Osisko shall enter into, concurrently with the Private Placement Closing, the Investor Rights Agreement. The Investor Rights Agreement will govern the rights and obligations of CDP and Osisko in connection with the Caisse's status as an Osisko Shareholder.

The text of the Investor Rights Agreement will be available following the Private Placement Closing under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Canadian Securities Laws

Listing and Resale of Shares

Osisko has applied to the TSX to list the 50,179,414 Osisko Shares to be issued in connection with the Acquisition (30,906,594 Osisko Shares as the Share Consideration) and the Private Placement (19,272,820 Osisko Shares as the Private Placement Shares, including 385,457 Osisko Shares to be issued on account of the capital commitment fee payable in Osisko Shares). The TSX has conditionally approved the listing of the Osisko Shares to be issued in connection with the Acquisition and the Private Placement. Listing is subject to Osisko fulfilling all of the listing requirements of the TSX, including obtaining the requisite approval of the Share Issuance Resolution by the Disinterested Osisko Shareholders.

The issuance of the Osisko Shares pursuant to the Acquisition and the Private Placement will constitute distributions of securities that are exempt from the prospectus requirements of applicable Canadian Securities Laws.

Under Canadian Securities Laws, Osisko Shares issued pursuant to the Acquisition and the Private Placement may be resold in each province and territory of Canada, provided: (i) that Osisko is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) at least four months have elapsed since the distribution date; (iii) the appropriate restrictive legend was applied to the certificate representing the Osisko Shares or the purchaser received written notice containing the legend restriction notification set out in section 2.5(2)(3) or (3.1) of NI 45-102; (iv) the trade is not a "control distribution" as defined in NI 45-102; (v) no unusual effort is made to prepare the market or create a demand for those securities; (vi) no extraordinary commission or consideration is paid in respect of that trade; and (vii) if the selling security holder is an "insider" or "officer" of Osisko (as such terms are defined by applicable Canadian Securities Laws), the insider or officer has no reasonable grounds to believe that Osisko is in default of applicable Canadian Securities Laws.

In addition to the foregoing, the Osisko Shares to be issued to the Designated Orion Shareholders, CDP and the Fonds F.T.Q. are subject to a contractual hold period and, in the case of the Osisko Shares to be issued to the Designated Orion Shareholders, a broad distribution requirement, in certain circumstances. See "The Shareholder Participation Agreement – Restriction on Resale of Share Consideration" and "The Subscription Agreements – Lock-Up".

U.S. Securities Laws

The issuance of Osisko Shares pursuant to the Acquisition and the Private Placement will be made pursuant to applicable exemptions from the registration requirements of the U.S. Securities Act.

See "Securities Law Matters – U.S. Securities Laws".

Timing to Complete the Acquisition and Private Placement

The Acquisition is expected to close on or about July 31, 2017, subject to the satisfaction or waiver of all conditions precedent in the Acquisition Agreement, including approval of the Share Issuance Resolution, as well as the approval of the TSX and NYSE. The Private Placement Closing is scheduled to take place concurrently with the Acquisition Closing. The Acquisition Closing Date and Private Placement Closing Date could be delayed for a number of reasons.

Unaudited Pro Forma Condensed Consolidated Financial Information

The unaudited pro forma condensed consolidated financial statements of Osisko, including its respective pro forma consolidated balance sheet as at March 31, 2017 and pro forma consolidated statement of income (loss) for the year ended December 31, 2016 and the three month period ended March 31, 2017, are set out in Schedule "G" – "Unaudited Pro Forma Condensed Consolidated Financial Statements of Osisko".

Risk Factors

Risk factors relating to the Acquisition, the Acquired Assets and the Resulting Company should be considered by Osisko Shareholders in evaluating whether to approve the Share Issuance Resolution. These risk factors should be considered in conjunction with the other information contained in, or incorporated by reference into this Circular, including the risks described in Schedule "C" – "Information Concerning Osisko as of June 28, 2017", Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017" and Schedule "E" – "Information Concerning the Resulting Company as of June 28, 2017" in this Circular, and those risks set forth in Osisko's filings with the Securities Authorities, which are available under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

See "Risk Factors".

GENERAL PROXY INFORMATION

Date, Time and Place of Meeting

The Meeting will be held on Monday, July 31, 2017 at 9:00 a.m. (Montréal time) at the offices of Lavery, de Billy, L.L.P. located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, Canada, H3B 4M4.

Purpose of the Meeting

The purpose of the Meeting is for the Disinterested Osisko Shareholders to consider and, if deemed advisable, to pass, with or without variation, the Share Issuance Resolution, the full text of which is set out in Schedule "A" – "Resolutions to be Approved at the Meeting" to this Circular. The Share Issuance Resolution is an ordinary resolution approving (i) the issuance of 50,179,414 Osisko Shares consisting of (x) 30,906,594 Osisko Shares to be issued as the Share Consideration, and (y) 19,272,820 Osisko Shares to be issued pursuant to the Private Placement (including 385,457 Osisko Shares to be issued on account of the capital commitment fee payable in Osisko Shares), and (ii) the entering into of the Voting Agreement.

Approval of the Share Issuance Resolution is required (i) in accordance with Section 611(c) of the TSX Company Manual as the number of Osisko Shares issued or issuable in payment of the Share Consideration and pursuant to the Private Placement exceeds 25% of the number of Osisko Shares outstanding on a non-diluted basis, and (ii) as the Board and management may have a potential interest in, or derive a potential benefit from, the Voting Agreement.

Disinterested Osisko Shareholders will be asked to approve the Share Issuance Resolution authorizing (i) the issuance of 50,179,414 Osisko Shares, consisting of (x) the Share Consideration to be issued to the Orion Parties, and (y) the Private Placement Shares, and (ii) the entering into of the Voting Agreement.

If the Share Issuance Resolution is not approved by the Disinterested Osisko Shareholders at the Meeting, then the Acquisition and Private Placement cannot be completed.

Management of Osisko and the Board recommend that Disinterested Osisko Shareholders vote FOR the Share Issuance Resolution.

Osisko Shareholders Entitled to Vote

The Board has fixed June 19, 2017 as the Record Date for determining the Osisko Shareholders who are entitled to receive notice of and vote at the Meeting. Only Registered Osisko Shareholders whose names have been entered in the registers of Osisko as at the close of business (5:00 p.m. (Montréal time)) on the Record Date will be entitled to receive notice of and vote at the Meeting. No other Osisko Shareholders are entitled to vote at the Meeting.

As at June 19, 2017, the Record Date, 106,735,091 Osisko Shares were issued and outstanding. Each Osisko Share outstanding on the Record Date carries the right to one vote at the Meeting, provided, however, that the 1,414,995 Osisko Shares (representing approximately 1.3% of the issued and outstanding Osisko Shares as at the Record Date) held by Interested Osisko Shareholders (being the directors and executive officers of Osisko) are not entitled to vote on the Share Issuance Resolution.

To the knowledge of the directors and executive officers of Osisko and according to the latest data available, at the date hereof, there is only one Osisko Shareholder owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to all outstanding Osisko Shares.

Name of Osisko Shareholder	Number of Osisko Shares	Percentage of Outstanding Osisko Shares
Van Eck Associates Corporation(1)	18,557,593(1)	17.4%(1)

____________________

Note:

(1)

Based on the alternative monthly report filed by Van Eck Associates Corporation on June 7, 2017, using figures as of May 31, 2017. Van Eck Associates Corporation relied on aggregation relief provided by Section 5.1 of Part 5 of National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in respect of the securities disclosed in the alternative monthly report filed for the exchange traded fund business unit.

Each Registered Osisko Shareholder has the right to appoint as proxyholder a person or company other than the persons designated by management of Osisko (the "Management Proxyholders") in the enclosed Proxy and to attend and act on the Osisko Shareholder's behalf at the Meeting or any adjournment or postponement thereof, by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed Proxy.

Voting By Registered Osisko Shareholders

The following instructions are for Registered Osisko Shareholders only. If you are a Non-Registered Osisko Shareholder, please read the information under the heading "General Proxy Information – Voting by Non-Registered Osisko Shareholders" below and follow your nominee's (bank, trust company, securities broker or other nominee) instructions on how to vote your Osisko Shares.

Voting in Person

Registered Osisko Shareholders who attend the Meeting may vote in person. If you are a Registered Osisko Shareholder, to ensure your vote is counted, you should complete and return the enclosed Proxy as soon as possible even if you plan to attend the Meeting in person. Even if you return a Proxy, you can still attend the Meeting and vote in person, in which case you will need to instruct the scrutineer at the Meeting to cancel your Proxy.

Voting by Proxy

If you are a Registered Osisko Shareholder but do not plan to attend the Meeting, you may vote by using a proxy to appoint someone to attend the Meeting as your proxyholder.

What do I need to do now in order to vote at the Meeting?

You should carefully read and consider the information contained in this Circular. Registered Osisko Shareholders should then complete, sign and date the enclosed Proxy and return the form in the enclosed return envelope or by facsimile as indicated in the Proxy as soon as possible so that your Osisko Shares may be represented at the Meeting. Alternatively, Registered Osisko Shareholders may vote over the telephone at: 1-888-489-7352 (North American toll free); or online at: www.cstvotemyproxy.com using the control number found on the Proxy.

What is a Proxy?

A Proxy is a document that authorizes another person to attend the Meeting and cast votes at the Meeting on behalf of a Registered Osisko Shareholder. If you are a Registered Osisko Shareholder, you can use the Proxy accompanying this Circular. You may also use any other legal form of Proxy.

How do I deposit a Proxy?

You can either return a duly completed and executed Proxy to the Transfer Agent not later than 9:00 a.m. (Montréal time) on July 27, 2017, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the time of the Meeting (as it may be adjourned or postponed from time to time). Alternatively, Registered Osisko Shareholders may submit their Proxy by fax to: 1-866-781-3111 (North American Toll Free) or 416-368-2502 (outside North America); by telephone at: 1-888-489-7352; online at: www.cstvotemyproxy.com; or scan and email to proxy@canstockta.com. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

How will a proxyholder vote?

If you mark on the Proxy how you want to vote on a particular issue (by checking FOR or AGAINST, as applicable), your proxyholder must vote your Osisko Shares as instructed.

If you do NOT mark on the Proxy how you want to vote on a particular matter, your proxyholder will have the discretion to vote your Osisko Shares as he or she sees fit. If your Proxy does not specify how to vote on the Share Issuance Resolution and you have authorized the persons named in the accompanying Proxy (who are officers and/or directors of Osisko) to act as your proxyholder, your Osisko Shares will be voted at the Meeting FOR the Share Issuance Resolution.

If any amendments are proposed to the Share Issuance Resolution, or if any other matters properly arise at the Meeting in relation to the Share Issuance Resolution, your proxyholder will have the discretion to vote your Osisko Shares as he or she sees fit.

Should I send in my Proxy now?

Yes. To ensure the Share Issuance Resolution is passed, you should complete and submit the applicable enclosed Proxy or, if applicable, provide your nominee (bank, trust company, securities broker or other nominee) with voting instructions. See "General Proxy Information – Voting by Registered Osisko Shareholders – Voting by Proxy".

Can I revoke a Proxy or voting instruction?

Yes. If you are a Registered Osisko Shareholder and have returned a Proxy, you may revoke it by:

1)

completing and signing another Proxy with a later date and delivering it to CST Trust Company, by mail or courier at 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6, before: (a) 9:00 a.m. (Montréal time) on July 27, 2017; or (b) if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the day to which the Meeting is adjourned;

2)	delivering a written statement revoking the original Proxy or voting instruction, signed by you or your authorized representative, to:

(a)

André Le Bel, Vice President, Legal Affairs and Corporate Secretary of Osisko, by mail or courier at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2, before the close of business on July 28, 2017 or, if the Meeting is adjourned, up to the close of business on the last Business Day before the day to which the Meeting is adjourned; or

(b)	the Chair of the Meeting before the Meeting begins or, if the Meeting is adjourned, before the adjourned Meeting begins; or

3)	any other manner permitted by law.

If you are a Non-Registered Osisko Shareholder, contact your nominee.

Are Osisko Shareholders entitled to dissent rights?

Osisko Shareholders are not entitled to exercise dissent rights in respect of the Share Issuance Resolution.

Who can help answer my questions?

Osisko Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the Acquisition, including the procedures for voting Osisko Shares, should contact their nominee (bank, trust company, securities broker or other nominee) or Laurel Hill Advisory Group as indicated below. In addition, Laurel Hill Advisory Group is available to answer any questions you might have in respect of the information contained in this Circular.

Osisko Shareholders may contact Laurel Hill Advisory Group, the Proxy Solicitation Agent, by telephone at: 1-877-452-7184 (North American toll free) or 416-304-0211 (collect outside North America); or by email at: assistance@laurelhill.com.

Voting By Non-Registered Osisko Shareholders

You are a Non-Registered Osisko Shareholder (as opposed to a Registered Osisko Shareholder) if your Osisko Shares are held on your behalf, or for your account, by a nominee (bank, trust company, securities broker or other nominee). In accordance with Securities Laws, Osisko has distributed copies of the Notice of Meeting and this Circular to the clearing agencies and intermediaries for onward distribution to Non-Registered Osisko Shareholders. Intermediaries are required to forward the Notice of Meeting and this Circular to Non-Registered Osisko Shareholders unless a Non-Registered Osisko Shareholder has waived the right to receive them. Typically, intermediaries will use a service company to forward such materials to Non-Registered Osisko Shareholders. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge.

Non-Registered Osisko Shareholders will receive from an intermediary either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit Non-Registered Osisko Shareholders to direct the voting of the Osisko Shares they beneficially own. Non-Registered Osisko Shareholders should follow the procedures set out below, depending on which type of form they receive. Osisko will reimburse intermediaries for permitted reasonable out-of-pocket costs and expenses incurred by them in mailing proxy materials to Non-Registered Osisko Shareholders of Osisko. Osisko has elected to pay for the delivery of Meeting materials to "objecting beneficial owners" of Osisko Shares.

Voting Instruction Form

In most cases, a Non-Registered Osisko Shareholder will receive, as part of the materials for the Meeting, a voting instruction form. If the Non-Registered Osisko Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Osisko Shareholder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Osisko Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Osisko Shareholder's behalf), the Non-Registered Osisko Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

Additionally, there are two kinds of Non-Registered Osisko Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or "OBOs"; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or "NOBOs". Osisko may utilize the Broadridge QuickVote™ service to assist Non-Registered Osisko Shareholders that are NOBOs with voting their Osisko Shares. NOBOs may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the telephone.

Forms of Proxy

Less frequently, a Non-Registered Osisko Shareholder will receive, as part of the materials for the Meeting, forms of proxy that have already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Osisko Shares beneficially owned by the Non-Registered Osisko Shareholder but which is otherwise uncompleted. If the Non-Registered Osisko Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Osisko Shareholder's behalf), the Non-Registered Osisko Shareholder must complete a Proxy and deliver it to the Transfer Agent, CST Trust Company, not later than 9:00 a.m. (Montréal time) on July 27, 2017, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). The time limit for the deposit of Proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

Only Registered Osisko Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. If a Non-Registered Osisko Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Osisko Shareholder's behalf), the Non-Registered Osisko Shareholder must strike out the names of the persons named in the Proxy and insert the Non-Registered Osisko Shareholder's (or such other person's) name in the blank space provided and return the Proxy in accordance with the instructions provided by the intermediary.

Non-Registered Osisko Shareholders should follow the instructions on the forms they receive and contact their intermediaries or Laurel Hill Advisory Group, the Proxy Solicitation Agent, by telephone at: 1-877-452-7184 (North American toll free) or 416-304-0211 (collect outside North America); or by email at: assistance@laurelhill.com.

Solicitation of Proxies

Whether or not you plan to attend the Meeting, management of Osisko, with the support of the Board, requests that you fill out your Proxy or Proxies to ensure your votes are cast at the Meeting. This solicitation of your Proxy or Proxies (your vote) is made on behalf of management of Osisko.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, fax or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Osisko. Osisko has retained Laurel Hill Advisory Group, the Proxy Solicitation Agent, to assist in the solicitation of proxies. In connection with these services, Laurel Hill Advisory Group is expected to receive a fee of C$50,000 plus reasonable out-of-pocket expenses. The costs of solicitation of proxies will be borne by Osisko.

THE ACQUISITION

Overview

The purpose of the Acquisition Agreement is to effect the Acquisition by Osisko of the Acquired Assets. Subject to the terms and conditions of the Acquisition Agreement, Osisko will acquire, directly or through the acquisition of shares or other equity ownership interests of entities owned by the Orion Parties, all of the right, title and interest of the Orion Parties in 74 royalties, streams and precious metal offtakes.

Under the terms of the Acquisition Agreement, the Orion Parties will receive, in exchange for the sale of the Acquired Assets, consideration comprised of (i) the Cash Consideration, and (ii) the Share Consideration.

In connection with the Acquisition, Osisko will complete a concurrent Private Placement to fund a portion of the Cash Consideration through the issuance of 18,887,363 Osisko Shares at a price of C$14.56 per Osisko Share, for aggregate gross proceeds of C$275 million. CDP (C$200 million or 13,736,264 Osisko Shares) and the Fonds F.T.Q. (C$75 million or 5,151,099 Osisko Shares) are the two subscribers under the Private Placement. The Private Placement is subject to a seven percent capital commitment fee payable by Osisko partially in cash (five percent) and partially in Osisko Shares (two percent).

The aggregate gross proceeds of the Private Placement will be used, along with a draw of approximately C$150 million under Osisko's revolving credit facility with National Bank of Canada and Bank of Montréal and approximately C$250 million of existing cash reserves, to fund the Cash Consideration.

Background to the Acquisition

The following is a summary of the principal meetings, discussions and activities that preceded the execution of the Acquisition Agreement, and the subsequent public announcement of the Acquisition.

In early October 2016, Messrs. Sean Roosen and Bryan Coates, the Chief Executive Officer and President, respectively, of Osisko, met with Messrs. Oskar Lewnowski and Istvan Zollei, representatives of the Orion Parties, to discuss the potential sale of the Orion Parties' royalty, stream and offtake assets, as well as possible joint investment opportunities that may exist between the parties. Mr. Lewnowski indicated the Orion Parties' potential interest in monetizing the royalty, stream and offtake portfolio held by the Orion Funds.

On November 18, 2016, Osisko sent a letter to the Orion Parties outlining its potential interest in acquiring the portfolio of royalty, stream and offtake assets held by the Orion Funds, directly or indirectly, and requesting that the parties enter into a period of exclusivity during which Osisko would be permitted to conduct due diligence on the assets in the portfolio and decide whether to submit an offer to the Orion Parties. The Orion Parties indicated that they were not in a position to begin sharing information regarding their portfolio of assets, nor were they ready to enter into an exclusivity period with Osisko, however they acknowledged Osisko's interest in the assets.

In early January 2017, a representative from CIBC, financial advisor to the Orion Parties, contacted Osisko in order to set up a preliminary meeting to discuss the process for the potential sale of the portfolio of royalty, stream and offtake assets held by the Orion Funds, directly or indirectly. This meeting was attended by representatives from Osisko (Messrs. Roosen, Coates and de la Plante), CIBC (Messrs. Gratias and Dugaro) and Messrs. Lewnowski and Silver on behalf of the Orion Parties, with Mr. Silver taking the lead in discussing the portfolio and describing the sale process.

On January 21, 2017, Osisko entered into a confidentiality agreement with the Orion Funds, and was provided access to a data room containing information with respect to the portfolio. Osisko conducted its due diligence review from January 22, 2017 to June 4, 2017, including reviewing materials in the data room, having discussions with the principals of the Orion Parties as well as its financial advisors, making site visits with respect to certain assets, and engaging in discussions with management of certain of the projects/mines over which the Orion Parties' royalties, streams and offtake agreements are held in the portfolio.

In January 2017, Maxit Capital was retained to render financial advisory services to Osisko and the Board in connection with the proposed Acquisition and, to the extent required, to provide an opinion as to the fairness, from a financial point of view, to Osisko of the consideration to be paid to the Orion Parties in connection with the proposed Acquisition.

Early in the process Osisko entered into discussions with representatives from the Caisse and the Fonds F.T.Q. and, at a later date, with the administrative agent of its credit facility, National Bank Financial, in order to determine the most effective way to finance a potential acquisition of the assets held by the Orion Parties. Both the Caisse and the Fonds F.T.Q. were interested in providing a portion of the acquisition price by way of equity investment. Osisko also engaged in discussions with its financial advisors early on and were assisted in their diligence process by their financial advisors.

On February 27, 2017, Osisko submitted to CIBC the indicative terms pursuant to which Osisko would be prepared to proceed in the process. Osisko received feedback on its offer from CIBC on March 1, 2017.

As part of its on-going due diligence review, on March 27, 2017 the Osisko team, along with a representative of the Fonds F.T.Q., met with the senior management of the Orion Parties and representatives from CIBC in New York City to receive a presentation and ask detailed questions on the business and its assets.

Throughout the process, management of Osisko kept the Board informed and up to date. Presentations were made to the Board in connection with the proposed acquisition, the assets to be acquired and the results of Osisko's due diligence review. At regularly scheduled Board meetings and at meetings held specifically to review the business and its assets and terms of the proposed offer, management kept its Board fully informed.

On April 20, 2017, a meeting of the Board was held during which the directors (i) received a detailed presentation on the portfolio of assets held by the Orion Parties, (ii) reviewed a report from Maxit Capital on possible transaction terms and a report from BMO Capital Markets on the impact of the proposed transaction on Osisko, and (iii) discussed the financing of the potential transaction with the Orion Parties. The Board was supportive of management moving forward with a proposed transaction with the Orion Parties.

On May 3, 2017, management of Osisko presented its Board with the terms of its proposed offer to the Orion Parties, which the Board approved, and on May 8, 2017, Osisko submitted its proposed offer.

On May 12, 2017, representatives from CIBC, Messrs. Boyd and Gratias, provided feedback on Osisko's proposal and, on May 15, 2017, Mr. Singh of Maxit Capital met with Messrs. Boyd and Gratias from CIBC to further discuss Osisko's proposal, including pricing, transaction terms and exclusivity.

From May 12 to May 22, 2017, representatives from Osisko and the Orion Parties held several discussions. On May 22, 2017, Mr. Lewnowski, on behalf of the Orion Parties, and Messrs. Roosen and Coates, on behalf of Osisko, agreed on an acquisition price of C$1.125 billion for the Acquired Assets, payable in cash (C$675 million) and Osisko Shares (C$450 million), subject to investment committee and board approvals, and negotiation of the Acquisition Agreement, the Shareholder Participation Agreement and the Voting Agreement. Mr. Lewnowski recommended to the investment committee of Orion Mine Finance Management I Limited the approval of the proposed terms of the transaction and the entering into of an exclusivity agreement with Osisko until June 9, 2017 in order to finalize and enter into the Acquisition Agreement and agree to the form of Shareholder Participation Agreement and Voting Agreement.

Between May 22, 2017 and June 4, 2017, management of Osisko and the Orion Parties, with the assistance of their respective legal counsel, negotiated the terms of the Acquisition Agreement, the Shareholder Participation Agreement and the Voting Agreement, and Osisko finalized the terms of the Subscription Agreements.

On June 3, 2017, Osisko retained the services of National Bank of Canada to provide advice to the Board with respect to the issuance of Osisko Shares to CDP and the Fonds F.T.Q.

On June 4, 2017, a meeting of the Board was convened with legal and financial advisors. During the meeting, the Board was informed that an agreement in principle had been reached between Osisko and the Orion Parties, and a summary of the final terms and conditions of the proposed transaction, the Acquisition Agreement (including the form of the Shareholder Participation Agreement and the Voting Agreement) and the Subscription Agreements (including the form of the Investor Rights Agreement) were provided by management and legal counsel to the Board. Maxit Capital made a presentation to the Board and provided its oral fairness opinion (subsequently confirmed in writing) that, on the basis of the assumptions, limitations and qualifications to be set forth in the written opinion subsequently delivered by them, as of the date of the opinion, the consideration to be paid by Osisko pursuant to the Acquisition Agreement is fair, from a financial point of view, to Osisko.

In light of the advice, reports and opinions it had received (including the oral fairness opinion from Maxit Capital delivered to the Board), and following further discussion, the Board unanimously determined that the Acquisition and concurrent Private Placement were in the best interest of Osisko and recommended that the Osisko Shareholders vote in favour of the Share Issuance Resolution. The Board also authorized, among other things, Osisko to: (i) enter into the Acquisition Agreement; (ii) enter into the Subscription Agreements; and (iii) call and hold a special meeting of Osisko Shareholders to consider the Share Issuance Resolution.

The Acquisition Agreement and the related documents were executed by the Parties effective June 4, 2017, and Osisko concurrently entered into the Subscription Agreements with CDP and the Fonds F.T.Q. with respect to the Private Placement. Osisko then issued a press release before the opening of markets on the morning of June 5, 2017 announcing the Acquisition and the Private Placement.

Recommendation of the Board

After careful consideration, including a thorough review of the Acquisition Agreement and receiving the oral fairness opinion of Maxit Capital delivered to the Board (subsequently confirmed in writing), as well as a thorough review of other matters, including those discussed below, the Board unanimously determined that the Acquisition is in the best interests of Osisko. Accordingly, the Board unanimously approved the Acquisition Agreement and unanimously recommends that Disinterested Osisko Shareholders vote FOR the Share Issuance Resolution.

Reasons for the Recommendation of the Board

In the course of the Board's evaluation of the Acquisition, the Board and/or senior management consulted with its financial advisors, Maxit Capital, BMO Capital Markets and National Bank of Canada, PricewaterhouseCoopers LLP, and its legal counsel, who performed financial, technical and legal due diligence with the help of its advisors and experts on, among other things, the Orion Parties and the Acquired Assets and considered a number of factors, including, among others, the following:

•

Strength of the Resulting Company. If the Acquisition is completed, the market capitalization of the Resulting Company is expected to be approximately C$2.3 billion (based on the price of C$14.56 per Osisko Share used in valuing the Share Consideration and issue price of the Private Placement Shares), immediately creating a growth-oriented, world class gold-focused royalty and streaming company with five cornerstone assets, four of which are Canadian. The Acquisition meaningfully increases the size and scale of Osisko's platform, which is expected to enhance its competitive positioning and access to capital.

•

Diversification of Assets. If the Acquisition is completed, shareholders of the Resulting Company will benefit from a diversified portfolio of assets with less dependence on specific assets. The Acquisition adds 74 assets, including 61 royalties, seven precious metal offtakes and six streams, diversifies Osisko's existing cash flowing asset base and enhances the Resulting Company's development and exploration pipeline. The Resulting Company's portfolio of assets would include, among other things, the 5% NSR royalty on the producing Canadian Malartic mine, the sliding-scale 2.0% to 3.5% NSR royalty on the producing Éléonore mine, the 9.6% diamond stream on the Renard mine, the 4.0% gold and silver stream on the Brucejack mine, and the 100% silver stream on the Mantos Blancos mine. For more information on the Acquired Assets, see Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017".

•

Immediately Accretive to Cash Flow. The Acquisition, which increases the number of Osisko Shares outstanding by less than 50%, doubles Osisko's near-term cash flow and more than triples Osisko's cash flowing assets from five assets to 16 assets.

•

Industry Leading Production and Cash Flow Growth. The Acquisition will provide Osisko with an unparalleled growth pipeline with expected forecasted production of over 100,000 gold equivalent ounces in 2018 growing to over 140,000 gold equivalent ounces by 2023, and pro forma cash flow growth of 10% per annum from 2017 to 2023.

•

Addition of Three Cornerstone Assets. Stream assets from the Renard, Mantos Blancos and Brucejack mines complement Osisko's existing cornerstone NSR royalties on the world class Canadian Malartic and Éléonore mines.

•	Maintains Precious Metals Focus. Osisko's pro forma net present value and cash flow will be over 90% from precious metal assets (including diamonds).

•	Americas Focused Portfolio. Over 80% of combined cash flow will come from North America and over 90% of combined cash flow will come from the Americas.

•	Low Geopolitical Risk. The Resulting Company's cornerstone assets will primarily be located in Canada, predominantly in Québec, resulting in a low geopolitical risk portfolio.

•

Financial Position. The Resulting Company is expected to have greater balance sheet strength and financial flexibility, with approximately C$100 million in cash, cash equivalents and short-term investments, approximately C$450 million in investments, and C$200 million in debt.

•

Enhanced Market Profile. The increased market capitalization and increased trading liquidity upon completion of the Acquisition is expected to broaden the Resulting Company's investor appeal with enhanced market and analyst coverage, and provides strong potential for re-rating of the Osisko Shares.

•

Maxit Fairness Opinion. The oral fairness opinion of Maxit Capital delivered to the Board (subsequently confirmed in writing) to the effect that, as of the date of the Maxit Fairness Opinion, and based upon and subject to the assumptions, limitations and qualifications set forth in the written Maxit Fairness Opinion, the Purchase Price to be paid by Osisko pursuant to the Acquisition Agreement is fair, from a financial point of view, to Osisko.

•	Shareholder Approval. The Share Issuance Resolution must be approved by at least a majority of the votes cast by the Disinterested Osisko Shareholders at the Meeting.

•

Limited Conditionality. There are a limited number of conditions, beyond approval of the Share Issuance Resolution, required for the completion of the Acquisition, which the Board expects to have satisfied in due course.

•

Shareholder Participation Agreement and Voting Agreement. In connection with the Acquisition Closing, the Designated Orion Shareholders shall enter into the Shareholder Participation Agreement and the Voting Agreement pursuant to which, among other things, the Designated Orion Shareholders will agree to certain terms and conditions in connection with their ownership of the Osisko Shares comprising the Share Consideration. The Shareholder Participation Agreement and the Voting Agreement provide additional protection for the Osisko Shareholders. See "The Shareholder Participation Agreement" and "The Voting Agreement".

•

Evaluation and Analysis. The Board has given lengthy consideration to the business, operations, assets, financial condition, operating results and prospects for the Resulting Company as well as current industry, economic and market conditions and related risks.

See "The Acquisition – Reasons for the Recommendation of the Board", "The Acquisition – Opinion of Maxit Capital", Schedule "C" – "Information Concerning Osisko as of June 28, 2017" and Schedule "E" – "Information Concerning the Resulting Company as of June 28, 2017" in this Circular.

The Board's reasons for recommending the Acquisition include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See "Cautionary Statement Regarding Forward-Looking Information" and "Risk Factors – Risks Relating to the Acquisition" in this Circular.

The foregoing summary of the information and factors considered by the Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Acquisition, the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weighting to each specific factor considered in reaching its respective conclusion and recommendation. All Board members approved the Acquisition, which was presented at the June 4, 2017 meeting.

The Board's recommendation was made after considering all of the above-noted factors and in light of the Board's knowledge of the business, financial condition and prospects of Osisko, and was also based on the advice of financial advisors and legal advisors to the Board.

Opinion of Maxit Capital

Maxit Capital was retained to render financial advisory services to Osisko and the Board and provide an opinion as to the fairness to Osisko, from a financial point of view, of the Purchase Price to be paid by Osisko pursuant to the Acquisition Agreement. Maxit Capital delivered the Maxit Fairness Opinion concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Purchase Price to be paid by Osisko pursuant to the Acquisition Agreement is fair, from a financial point of view, to Osisko. The full text of the Maxit Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Maxit Fairness Opinion, is attached as Schedule "B" – "Fairness Opinion of Maxit Capital" to this Circular.

The summary of the Maxit Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Maxit Fairness Opinion.

Under the engagement letter with Maxit Capital, Osisko has agreed to pay a fee to Maxit Capital for its services. A portion of the fees payable to Maxit Capital are contingent on the completion of the Acquisition and a portion of such fees are payable to Maxit Capital in respect of the Maxit Fairness Opinion (irrespective of the substance or conclusions of the Maxit Fairness Opinion). Osisko has also agreed to reimburse Maxit Capital for certain out-of-pocket expenses and to indemnify Maxit Capital and certain related parties against certain liabilities in connection with their engagement.

The Maxit Fairness Opinion is not a recommendation to any Osisko Shareholder as to how to vote or act on any matter relating to the Acquisition. The Maxit Fairness Opinion was one of a number of factors taken into consideration by the Board in making its unanimous determination to recommend that Osisko Shareholders vote in favour of the Share Issuance Resolution.

The Board urges Osisko Shareholders to read the Maxit Fairness Opinion carefully and in its entirety. See Schedule "B" – "Fairness Opinion of Maxit Capital" to this Circular for the Maxit Fairness Opinion.

Effects of the Acquisition

Osisko Shareholders

As of the date of this Circular, an aggregate of 106,743,944 Osisko Shares were issued and outstanding on a non-diluted basis. An aggregate of 50,179,414 Osisko Shares are expected to be issued in connection with the completion of the Acquisition and the Private Placement, which would result in the Resulting Company having an aggregate of 156,923,358 Osisko Shares outstanding, on a non-diluted basis.

•	The 106,743,944 Osisko Shares outstanding as of the date hereof are expected to represent, on a non- diluted basis, approximately 68.0% of the Resulting Company.

•

The 30,906,594 Osisko Shares to be issued to the Designated Orion Shareholders as the Share Consideration are expected to represent, on a non-diluted basis, approximately 19.7% of the Resulting Company.

•

The 19,272,820 Osisko Shares to be issued to CDP, an affiliate of the Caisse, and the Fonds F.T.Q. pursuant to the Private Placement (which includes the 385,457 Osisko Shares to be issued on account of the capital commitment fee payable in Osisko Shares) are expected to represent, on a non-diluted basis, approximately 12.3% of the Resulting Company (excluding the 4,997,497 Osisko Shares and 3,384,264 Osisko Shares held by the Caisse, together with its affiliates, and the Fonds F.T.Q., respectively, as of the date hereof).

Following the completion of the Acquisition, Mr. Oskar Lewnowski, Chief Investment Officer of Orion Resource Partners (USA) LP, will join the Board. Mr. Lewnowski is the founder of Orion Resource Partners (USA) LP and has more than 20 years of experience in mine financing, metals trading, and mergers and acquisitions. As part of the Investor Rights Agreement, CDP will also have the right to nominate one director to the Board.

Corporate Structure

The Acquisition will result in Orion TitheCo Limited becoming a wholly-owned subsidiary of Osisko. Orion TitheCo Limited holds the Brucejack Stream and the Mantos Blancos Stream, directly or indirectly. In addition, Osisko will acquire the Renard Stream directly. Set forth below is the expected corporate structure of the Resulting Company, which depicts how the material assets of the Resulting Company are expected to be held following the completion of the Acquisition.

Osisko Gold Royalties Ltd(1)
(Québec)
100%
Orion TitheCo Limited(2)
(Bermuda)
Canadian Malartic Royalty (5.0% NSR Royalty)
Éléonore Royalty (2.0-3.5% NSR Royalty)
Brucejack Stream (4.0% Gold and Silver Stream)
Mantos Blancos Stream (100% Silver Stream)
Renard Stream (9.6% Diamond Stream)
Canadian Malartic Mine
Éléonore Mine
Brucejack Mine
Mantos Blancos Mine
Renard Mine

____________________

Note:

(1)

Osisko and its subsidiaries have additional interests in other subsidiaries that do not meet the materiality thresholds for disclosure set out in Form 51-102F2 of the Canadian Securities Administrators.

(2)

The Brucejack Stream is held by Orion Co-Investments II (Stream) Limited, which is expected to be a non-material wholly-owned subsidiary of Osisko and Orion TitheCo Limited. The Mantos Blancos Stream is held by Orion TitheCo Limited.

Shareholder and Regulatory Approvals

Osisko Shareholder Approval

Approval of the Share Issuance Resolution is required (i) in accordance with Section 611(c) of the TSX Company Manual as the number of Osisko Shares issuable in payment of the Share Consideration and pursuant to the Private Placement exceeds 25% of the number of Osisko Shares outstanding on a non-diluted basis. If the Acquisition is completed, 50,179,414 Osisko Shares will be issued, consisting of (x) 30,906,594 Osisko Shares to be issued as the Share Consideration, and (y) 19,272,820 Osisko Shares to be issued pursuant to the Private Placement (including 385,457 Osisko Shares to be issued on account of the capital commitment fee payable in Osisko Shares), representing, in the aggregate, approximately 47.0% of the number of issued and outstanding Osisko Shares as of the date hereof (being 106,743,944 Osisko Shares), and (ii) as the Board and management may have a potential interest in, or derive a potential benefit from, the Voting Agreement. A summary of the material terms of the Voting Agreement is set out under the heading "The Voting Agreement" in this Circular and is subject to and qualified in its entirety by the text of the Voting Agreement.

The Share Issuance Resolution must be approved, with or without variation, by at least a majority of the votes cast by Disinterested Osisko Shareholders present in person or represented by proxy at the Meeting. The complete text of the Share Issuance Resolution to be presented to the Meeting is set forth in Schedule "A" – "Resolutions to be Approved at the Meeting" to this Circular.

The Acquisition Agreement provides that the Share Issuance Resolution must be approved as a condition precedent to the completion of the Acquisition.

The Board and management recommend that Disinterested Osisko Shareholders VOTE FOR the Share Issuance Resolution. In the absence of instructions to the contrary, the persons whose names appear in the attached Proxy intend to VOTE FOR the Share Issuance Resolution.

If the Share Issuance Resolution does not receive the requisite approval, the Acquisition will not proceed.

Regulatory Approvals

The Acquisition Agreement provides that receipt of all required regulatory approvals, including Canadian Competition Act Approval and receipt of conditional approval of the TSX and NYSE for the listing of the Osisko Shares issuable pursuant to the Acquisition and the Private Placement, is a condition precedent to the Acquisition becoming effective.

Canadian Competition Act Approval

The Acquisition is a "notifiable transaction" for the purposes of Part IX of the Competition Act. When a transaction is a notifiable transaction under the Competition Act, certain prescribed information must be provided to the Commissioner of Competition (Canada) under Part IX of the Competition Act and the transaction may not be completed until the expiry, waiver or termination of the applicable waiting period. Where a notification is made, the waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner of Competition (Canada) has not notified the parties that he requires additional information that is relevant to the Commissioner of Competition (Canada)'s assessment of the transaction (a "Supplementary Information Request"). If the Commissioner of Competition (Canada) provides the Parties with a Supplementary Information Request, the Parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time.

In addition to, or in lieu of, a pre-merger notification filing, parties to a notifiable transaction may apply for an advance ruling certificate ("ARC") under Section 102 of the Competition Act, which may be issued when the Commissioner of Competition (Canada) is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal (the "Tribunal") for an order under Section 92 of the Competition Act. Further, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner of Competition (Canada) cannot seek an order of the Tribunal under Section 92 of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. If an ARC is not granted, the Commissioner of Competition (Canada) may waive the pre-merger notification requirement and issue a No Action Letter confirming that he does not intend, at that time, to make an application under Section 92 of the Competition Act in respect of the proposed transaction.

The Commissioner of Competition (Canada) may decide to challenge the transaction under Section 92 of the Competition Act if he is of the view that the transaction is likely to prevent or lessen competition substantially, and may also apply to the Tribunal for an injunction to prevent its closing pending the Tribunal's determination of his challenge to the transaction.

Completion of the Acquisition is subject to the condition that Canadian Competition Act Approval shall have been obtained and shall remain in full force and effect on the Acquisition Closing and shall not have been rescinded.

Osisko and the Orion Parties have jointly requested that the Commissioner of Competition (Canada) issue an ARC under Section 102 of the Competition Act or, alternatively, a No Action Letter together with a request for a waiver in accordance with section 113(c) of the Competition Act, in respect of the Acquisition.

THE ACQUISITION AGREEMENT

The Acquisition will be carried out pursuant to the Acquisition Agreement. The following is a summary of the principal terms of the Acquisition Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, the text of which may be viewed under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This summary may not contain all of the information about the Acquisition Agreement that is important to Osisko Shareholders. Osisko Shareholders are encouraged to read the Acquisition Agreement carefully and in its entirety.

The Acquisition and the Acquisition Consideration

The Acquisition Agreement was entered into effective June 4, 2017, pursuant to which Osisko will acquire the Acquired Assets (comprising 74 royalties, streams and precious metal offtakes) from the Orion Parties. Under the terms and subject to the conditions set out in the Acquisition Agreement, at the Acquisition Closing, the Orion Parties will convey to Osisko, and Osisko will purchase from the Orion Parties, the Acquired Assets, for total consideration comprised of (i) C$675 million in cash, subject to adjustment in accordance with the terms of the Acquisition Agreement, and (ii) 30,906,594 Osisko Shares, representing a Purchase Price of approximately C$1.125 billion (assuming a valuation of C$14.56 per Osisko Share).

Representations and Warranties

The Acquisition Agreement contains representations and warranties made by the Orion Parties to Osisko and representations and warranties made by Osisko to the Orion Parties. These representations and warranties were made solely for purposes of the Acquisition Agreement and may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating the terms of the Acquisition Agreement. In addition, some of these representations and warranties are made as of specified dates, are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure of Osisko, or are used for the purpose of allocating risk between the Parties to the Acquisition Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Acquisition Agreement as statements of factual information at the time they were made or otherwise.

The Acquisition Agreement contains certain representations and warranties of the Orion Parties, relating to, among other things: organization of the Orion Parties and the Holding Entities; ownership of the Holding Entities; the royalties, stream instruments and offtake instruments comprising the Acquired Assets; the authority to enter into and consummate the Acquisition Agreement and performance of obligations thereunder; litigation; the absence of conflicts; required consents; restrictions on business activities by the Holding Entities; statement of royalty revenues; details of purchases for stream instruments and offtake instruments; assets and liabilities; tax matters; books and records; contracts; employee benefits; labour and employment; compliances with laws; winding-up, administration or receivership; voluntary arrangement; brokers; security; information provided to Osisko; indigenous matters; title; anti-bribery legislation; and environmental matters.

The Acquisition Agreement also contains certain representations and warranties of Osisko relating to, among other things: organization; the authority to enter into and consummate the Acquisition Agreement; capitalization; the absence of conflicts; required consents; subsidiaries; financial statements; undisclosed liabilities; internal controls and financial reporting; books and records; reporting status; securities laws matters; absence of cease trade orders; stock exchange compliance; public filings; restrictions on business activities; confirmation that Osisko is not a "non-Canadian" within the meaning of the Investment Canada Act; investment representations; contracts; employee benefits; board approval; compliance with Legal Requirements; winding up, administration or receivership; voluntary arrangement; financing requirements; tax matters; environmental matters; indigenous matters; title; anti-bribery legislation; shareholder and similar agreements and information provided to the Orion Parties.

Limited Representations and Warranties

Each of Osisko and the Orion Parties have acknowledged and agreed that except for the representations and warranties made in the Acquisition Agreement, no express or implied representations or warranties are or have been made relating to the Acquired Assets or the underlying interests and all implied representations or warranties of any kind or nature whatsoever with respect to such assets and interests are expressly excluded to the maximum extent allowed by law. Except for representations made by the Orion Parties in the Acquisition Agreement, Osisko acknowledges that it is relying solely upon its own investigations with respect to the Acquisition, and that the Orion Parties do not make any representations or warranties with respect to certain aspects of the assets and interests to be acquired under the Acquisition Agreement.

Covenants

Each of the Orion Parties and Osisko have given the other Party customary covenants including, but not limited to, covenants with respect to: the handling of confidential material; the delivery of third party consents and notices by the Orion Parties; taking steps to address tax matters; satisfying Acquisition closing conditions; the conduct of both Parties during the period of time between the execution of the Acquisition Agreement and the Acquisition Closing; the Meeting; this Circular; regulatory approvals; the pre-closing reorganizations by the Orion Parties; marketing; a transition services agreement; and notice under the Acquisition Agreement. Certain of these covenants have been described in more detail below.

Covenants Regarding the Conduct of Business

From the date of the Acquisition Agreement to and including the Acquisition Closing Date, the Orion Parties have agreed that they shall, subject to certain exceptions as set out in the Acquisition Agreement, among other things: (i) cause each Holding Entity to conduct its business in the ordinary and normal course of business; (ii) ensure that no Holding Entity amends or modifies its charter documents, alters terms and conditions of securities, creates, authorizes or agrees to issue or grant securities or adopts a plan of liquidation; (iii) not take any action that would reasonably be expected to have a Orion Material Adverse Effect; (iv) ensure that there are no amendments or modifications to the terms of any offtake instrument, royalty instrument or stream instrument (v) not permit any Holding Entity to declare, set aside, pay any cash dividend or non-cash distribution payment in respect of its securities of any class; (vi) not permit any Holding Entity to acquire any business; (vii) not permit any Holding Entity to grant to any of its employees or contractors an increase in compensation except in the ordinary course of business; (viii) not permit any Holding Entity to make any material change in its method of accounting except as required by law; (ix) not permit any Holding Entity to incur any indebtedness for borrowed money; (x) not permit any Holding Entity to grant any additional security over the Acquired Assets, except as contemplated by the Acquisition Agreement; (xi) not permit any Holding Entity to make any loans or advances; (xii) not permit any Holding Entity to settle, offer or propose to settle, compromise, assign or release any material litigation brought against it or any other Holding Entity; (xiii) not permit any Holding Entity to enter into any contract creating a joint venture or partnership or effect a business combination or other similar arrangement; (xiv) provide prompt notice to Osisko of any resignation, injury, disability or death of any employee or contractor of a Holding Entity; (xv) ensure no Holding Entity makes any material change with respect to tax; and (xvi) not permit any Holding Entity to attempt or agree to any of the restricted matters listed above.

From the date of the Acquisition Agreement to and including the Acquisition Closing Date, Osisko has agreed that it shall, among other things: (i) conduct its business in the ordinary and normal course of business; (ii) not take any action inconsistent with the Acquisition Agreement or that could reasonably be expected to have an Osisko Material Adverse Effect; (iii) not amend or modify its constating documents, alter terms and conditions of securities, create, authorize or agree to issue or grant securities, other than as set out in the Acquisition Agreement, or adopt a plan of liquidation; (iv) not amend or modify the terms of any material contract; (v) not declare, set aside or pay any cash dividends or non-cash distributions or payment (whether in securities or property) in respect of any of its securities of any class in excess of an aggregate of C$15,000,000; (vi) not acquire any business or engage in any activity that would result in a change of business; (vii) not sell, transfer, dispose of, lease, encumber, relinquish, abandon, grant any option to purchase or right of first offer/refusal over any of its material assets; (viii) not incur any material indebtedness for borrowed money other than the incurrence of up to C$200,000,000 for purposes of financing a portion of the Cash Consideration; (ix) not assume or guarantee any material liabilities of any Person; and (x) not attempt or agree to any of the matters listed above.

Covenants Regarding Regulatory Approval

Each of Osisko and the Orion Parties has covenanted to: begin the process to obtain the regulatory approvals required to complete the Acquisition as soon as reasonably practicable in respect of Canadian Competition Act Approval; respond promptly to any request from additional information or documentary materials made by any Governmental Authority in connection with such approval; and make any such further filings as may be necessary, proper or advisable in connection therewith.

The Parties have also covenanted to cooperate with each other in connection with the preparation and submission of all documents and procedures of any nature as may become necessary or desirable pertaining to the Canadian Competition Act Approval, if required. Each Party shall, among other things: (i) promptly inform the other party of communication regarding the approvals; (ii) use reasonable commercial efforts to respond promptly to any request regarding the approvals; (iii) permit the other party to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communication of any nature in respect of obtaining the approvals and provide the other Party a reasonable opportunity to comment thereon and agree to consider the comments in good faith; (iv) promptly provide the other Party with any documents submitted with respect of obtaining the approvals; (v) not participate in any substantive meeting or discussion with a Governmental Authority in respect to obtaining the approvals without consulting the other Party in advance; and (vi) keep the other Party informed of the status.

Conditions Precedent to the Acquisition Agreement

Conditions in Favour of Osisko

The obligation of Osisko to complete the transactions contemplated by the Acquisition Agreement is subject to the fulfillment, at or before the Acquisition Closing (or such other time as set out in the Acquisition Agreement), by the Orion Parties of, but not limited to, the following conditions:

•

the Orion Parties shall have performed and complied in all material respects with all covenants and obligations of the Acquisition Agreement to be complied with and performed by the Orion Parties at or before the Acquisition Closing;

•	the Orion Parties shall have completed a pre-closing reorganization, as set out in the Acquisition Agreement;

•

all representations and warranties of the Orion Parties in the Acquisition Agreement shall be materially true and correct as of the Acquisition Closing, except to the extent such representations and warranties refer to an earlier date or pursuant to changes contemplated by this Acquisition Agreement;

•

there being no pending or threatened third party litigation relating to the consummation of the Acquisition Agreement or the transactions contemplated by the Acquisition Agreement unless it would not reasonably be expected to have an Orion Material Adverse Effect;

•	certain corporate opinions shall have been addressed and delivered to Osisko;

•	Canadian Competition Act Approval shall have been obtained, shall remain in full force and effect and shall not have been rescinded as at the Acquisition Closing;

•	Osisko Shareholders shall have approved the issuance of the Share Consideration at the Meeting;

•	the TSX and the NYSE shall have conditionally approved listing of the Osisko Shares to be issued as the Share Consideration, subject to official notice of issuance;

•	the Orion Parties shall have caused Orion Fund JV Limited to sell its ownership interest in Nanjo Royalties, S. de R.L. de C.V. to Osisko on the Acquisition Closing;

•	no Orion Material Adverse Effect shall have occurred since the date of the Acquisition Agreement and the Orion Parties shall provide a certificate to such effect;

•	the Orion Parties shall have caused Orion Resources Partners (USA) LP and Orion Merchant, LLC to execute and deliver to Osisko a transition services agreement;

•	the Orion Parties shall have caused the Designated Orion Shareholders to execute and deliver to Osisko the Shareholder Participation Agreement and the Voting Agreement; and

•	the stream instrument in respect of the Mantos Silver Stream shall have been amended on terms satisfactory to Osisko and the Orion Parties, acting reasonably.

Conditions in Favour of the Orion Parties

The obligation of the Orion Parties to complete the transactions contemplated by the Acquisition Agreement is also subject to the fulfillment, at or before the time of Acquisition Closing or other specified time, of the following additional conditions, including but not limited to:

•

Osisko shall have performed and complied in all material respects with all covenants and obligations of the Acquisition Agreement to be complied with and performed by Osisko at or before the Acquisition Closing;

•	all representations and warranties of Osisko in the Acquisition Agreement shall be materially true and correct as of the Acquisition Closing;

•

there being no pending or threatened third party litigation relating to the consummation of the Acquisition Agreement or the transactions contemplated by the Acquisition Agreement unless it would not reasonably be expected to have an Osisko Material Adverse Effect;

•	certain corporate opinions shall have been addressed and delivered to the Orion Parties;

•	Canadian Competition Act Approval shall have been obtained, shall remain in full force and effect and shall not have been rescinded as at the Acquisition Closing;

•	Osisko Shareholders shall have approved the issuance of the Share Consideration at the Meeting;

•	the TSX and the NYSE shall have conditionally approved listing of the Osisko Shares to be issued as the Share Consideration, subject to official notice of issuance;

•	no Osisko Material Adverse Effect shall have occurred since the date of the Acquisition Agreement;

•	Osisko shall have executed and delivered to Orion Resource Partners (USA) LP and Orion Merchant, LLC a transition services agreement;

•	Osisko shall have executed and delivered to the Designated Orion Shareholders the Shareholder Participation Agreement and the Voting Agreement;

•	Oskar Lewnowski or such other individual as the Orion Parties may designate shall have been appointed to the Board, effective upon the Acquisition Closing; and

•	Osisko shall have executed and delivered a creditor accession undertaking as set out in the Acquisition Agreement.

Termination

The Acquisition Agreement may be terminated and the transactions contemplated hereby may be abandoned:

•	by mutual or written consent;

•

by Osisko upon written notice to the Orion Parties if any of the conditions precedent to be satisfied by the Orion Parties have not been satisfied on or before the Acquisition Closing for any reason other than a material breach or default by Osisko;

•

by the Orion Parties upon written notice to Osisko if any of the conditions precedent to be satisfied by Osisko have not been satisfied on or before the Acquisition Closing for any reason other than a material breach or default by the Orion Parties; and

•

by either Osisko or the Orion Parties if there shall be enacted or made any Legal Requirement that makes consummation of the transactions contemplated in the Acquisition Agreement illegal or otherwise prohibited as further described in the Acquisition Agreement.

If the Acquisition Agreement is terminated pursuant to the terms in the Acquisition Agreement, all obligations of the Parties thereunder shall terminate, except for certain obligations specified in the Acquisition Agreement. Any termination of the Acquisition Agreement shall be without prejudice to any right or remedy of any Party with respect to a breach of the Acquisition Agreement by any other Party.

Indemnification

Indemnification by the Orion Parties

From and after the Acquisition Closing, the Orion Parties shall severally and individually indemnify and hold harmless Osisko and its respective affiliates and their respective officers and directors, employees, agents, and representatives, and any Person claiming by or through any of them, as the case may be, from and against any and all losses arising out of or resulting from, among other things: any representations and warranties by the Orion Parties in the Acquisition Agreement not being true and accurate when made or at the Acquisition Closing; any failure by the Orion Parties to perform any of their duties under the Acquisition Agreement; certain indemnified taxes; any employee obligations to the extent such obligations are not reflected in the determination of the final Purchase Price; and certain excluded royalties and shares.

Indemnification by Osisko

From and after the Acquisition Closing, Osisko shall indemnify and hold harmless the Orion Parties and their affiliates and their respective officers and directors, employees, agents, and representatives, and any Person claiming by or through any of them, as the case may be, from and against any and all losses arising out of or resulting from, among other things: any representations and warranties of Osisko not being true and accurate when made at the Acquisition Closing; any failure by Osisko to perform any of its duties under the Acquisition Agreement; assumed liabilities relating to the Acquired Assets; and certain indemnified taxes.

Limitation on Indemnification Amounts

Subject to the terms of the Acquisition Agreement, Osisko shall not be entitled to indemnification for losses related to breaches of certain representations and warranties unless the aggregate amount of all such losses exceeds 1% of the Base Purchase Price (the "Threshold Amount"), upon which Osisko shall be entitled to indemnification only for losses in excess of the Threshold Amount. In no event shall the indemnification for such losses exceed an amount equal to 10% of the Base Purchase Price. The foregoing limitation on indemnification does not apply to certain representations relating to the Holding Entities and the royalties, stream instruments and offtake instruments comprising the Acquired Assets. In no event shall the aggregate losses subject to indemnification exceed the Base Purchase Price.

Subject to the terms of the Acquisition Agreement, the Orion Parties shall not be entitled to indemnification for losses related to a breach of representations and warranties by Osisko unless the aggregate amount of all losses exceeds an amount equal to C$2,000,000, upon which the Orion Parties shall be entitled to indemnification only for any such losses in excess of C$2,000,000. In no event shall the aggregate liability of Osisko for all losses subject to indemnification exceed C$20,000,000.

For the purposes of the foregoing indemnity limitations, Canadian dollar amounts shall be converted into U.S. dollars using the average of the daily exchange rate posted by the Bank of Canada for the five business days preceding the date of the Acquisition Agreement.

THE SHAREHOLDER PARTICIPATION AGREEMENT

The following is a summary of the principal terms of the Shareholder Participation Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Shareholder Participation Agreement. The text of the Shareholder Participation Agreement will be available following the Acquisition Closing under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

As a condition to the Acquisition Closing, Osisko and the Designated Orion Shareholders shall have entered into the Shareholder Participation Agreement, in substantially the form agreed between the Parties in the Acquisition Agreement, which sets forth certain rights and obligations of Osisko and the Designated Orion Shareholders in connection with, among other things, the Designated Orion Shareholders' ownership of the Osisko Shares comprising the Share Consideration.

Governance Rights

Under the Shareholder Participation Agreement, so long as the Designated Orion Shareholders hold 10% of the issued and outstanding Osisko Shares, the Designated Orion Shareholders shall be entitled to nominate one individual to the Board. The Designated Orion Shareholders' nominee will not be entitled to participate in certain investment committees that may be formed by the Board from time to time.

Standstill and Transaction Protections

Pursuant to the Shareholder Participation Agreement, the Designated Orion Shareholders have agreed that they will not, for a period of three years from the Acquisition Closing Date, without the prior written consent of Osisko: (i) acquire voting securities or securities convertible or exchangeable into voting securities of Osisko; (ii) solicit proxies or otherwise influence the voting of Osisko Shares; (iii) seek to control or influence the management, directors or corporate policies of Osisko or obtain additional representation on the Board; or (iv) engage in any discussions or negotiations in connection with any business combination or other acquisition transaction or extraordinary transaction involving Osisko. Further, the Designated Orion Shareholders have agreed that, subject to certain exceptions, they will not provide stream, royalty or similar financial assistance to certain counterparties of the Purchased Assets for a period of three years from the Acquisition Closing Date.

Restrictions on Resale of Share Consideration

In connection with the Shareholder Participation Agreement, the Designated Orion Shareholders have agreed, for a period of six months following the Acquisition Closing Date, that they will not, nor will they permit their "affiliates" (as such term is defined in the Shareholder Participation Agreement) to, without the prior written consent of Osisko, directly or indirectly, offer, transfer, sell, collateralize, grant security over, gift, assign, convey or otherwise dispose of, participate in any put or call, or attempt to dispose of, all or any portion of the Share Consideration or any rights connected thereto or interest therein. The Designated Orion Shareholders have further agreed, for a period beginning on the date that is six months from the Acquisition Closing Date and ending on the first anniversary following the Acquisition Closing Date, that they will not, nor will they permit their affiliates to, without the prior written consent of Osisko, which shall not be unreasonably withheld, directly or indirectly, offer, transfer, sell, collateralize, grant security over, gift, assign, convey or otherwise dispose of, participate in any put or call, or attempt to dispose of, all or any portion of the Share Consideration held by the Designated Orion Shareholders, or of any rights connected thereto or interest therein except for: (i) the disposition of Osisko Shares representing less than 5% of the then-outstanding Osisko Shares, subject to certain exceptions; or (ii) by involuntary operation of law.

If, at any time between the first anniversary of the Acquisition Closing Date and the third anniversary of the Acquisition Closing Date, the Designated Orion Shareholders or their respective affiliates wish to sell or otherwise dispose of a portion of the Share Consideration representing 5% or more of the then-outstanding Osisko Shares in any six-month period, they shall only be permitted to do so: (i) through a broad market distribution through the facilities of any stock exchange upon which the Osisko Shares are traded or under a prospectus; or (ii) in a private transaction or series of private transactions, subject to certain conditions.

The foregoing resale restrictions are subject to the right of the Designated Orion Shareholders to: (i) at any time, sell or transfer the Share Consideration among their affiliates, provided such affiliate agrees to be bound by the terms of the Shareholder Participation Agreement; and (ii) beginning on the date that is six months following Acquisition Closing Date, transfer or distribute the Share Consideration to an investor of the Designated Orion Shareholders or an affiliate of the Designated Orion Shareholders, provided that no such investor receives more than 5% of the then-outstanding Osisko Shares. The Designated Orion Shareholders are restricted, at all times, from selling or transferring the Share Consideration to certain specified purchasers.

Additionally, should, at any time following the Acquisition Closing Date, Osisko determine to proceed with the preparation and filing of a prospectus in connection with a proposed offering of any of its securities for cash, in a form and manner that, with appropriate changes, would permit the Share Consideration to be qualified for distribution under such prospectus, the Designated Orion Shareholders shall be entitled, subject to compliance with the terms of the Shareholder Participation Agreement to require that Osisko cause up to 25% of such offering be completed through the sale of the Share Consideration.

Termination of Obligations

Certain of the obligations and covenants of the Designated Orion Shareholders under the Shareholder Participation Agreement will terminate upon the occurrence of:

(a)

(i) any acquisition transaction, amalgamation, arrangement, merger or other consolidation or combination involving Osisko and another person, which results in such other person, including persons acting jointly or in concert with such other person, directly or indirectly (A) beneficially owning, or exercising control or direction over, voting securities of Osisko carrying the right to cast more than 50% of the votes attaching to all voting securities of Osisko, or (B) acquiring more than 50% of the assets and properties of Osisko on a consolidated basis, (ii) a change in more than 50% of the members of the Board during any 12-month period or (iii) any other event, transaction or series of events or transactions pursuant to which a person acquires possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of Osisko and/or its consolidated assets, whether by contract or otherwise;

(b)

a transaction or series of transactions as a result of which Osisko's resources are redirected and the nature of Osisko's business of acquiring and managing precious metal and other royalties, streams and a direct or indirect interest in mining development businesses and properties and similar interests changes, including through the acquisition of an interest in another business which represents a material amount of Osisko's market value, assets or operations, or which becomes the principal enterprise of Osisko, including the transition of the principal enterprise of Osisko to the operation of mineral projects, subject to certain exceptions;

(c)	Osisko makes an assignment for the benefit of its creditors;

(d)

a receiver, liquidator or trustee being appointed for Osisko or Osisko being adjudicated bankrupt or insolvent, or any petition for bankruptcy, reorganization or arrangement pursuant to bankruptcy or insolvency legislation applicable to Osisko being filed by or against, consented to, or acquiesced in by, Osisko, or any proceeding for the dissolution or liquidation of Osisko being instituted;

(e)	Osisko being in material breach of certain obligations under the Shareholder Participation Agreement or the Acquisition Agreement;

(f)	Osisko being at any time found to be in material breach of certain anti-bribery legislation;

(g)	Osisko being at any time in material breach or default of any securities laws, rules or regulations (including the rules of any stock exchange) applicable to Osisko;

provided that such obligations and covenants will not terminate unless such event is incapable of cure and is not cured by the seventh day after which Osisko receives notice of such breach, and in the case of (f), above, the implicated personnel are not terminated within seven days.

THE VOTING AGREEMENT

The following is a summary of the principal terms of the Voting Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement. The text of the Voting Agreement will be available following the Acquisition Closing under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

As a condition to the Acquisition Closing, Osisko and the Designated Orion Shareholders shall have entered into the Voting Agreement, in substantially the form agreed between the Parties in the Acquisition Agreement, pursuant to which the Designated Orion Shareholders have covenanted to vote, or cause to be voted, all of the Consideration Shares at all meetings of Osisko Shareholders in respect of certain matters in a manner consistent with the recommendation made by management of Osisko or the Board, as applicable.

Pursuant to the terms of the Voting Agreement, until the earlier of: (x) 18 months from the Acquisition Closing Date, and (y) the date on which the Designated Orion Shareholders hold less than 5% of the issued and outstanding Osisko Shares, the Designated Orion Shareholders have covenanted to vote in favour, or cause to be voted in favour, all of the Consideration Shares at all meetings of Osisko Shareholders in respect of: (i) the recommendations of Osisko's management in relation to the election of directors and the appointment of auditors; (ii) the renewal of any shareholder rights plan in existence as of the Acquisition Closing Date; (iii) any securities incentive plans recommended by the Board, provided that the total number of Osisko Shares issued or issuable under such securities incentive plans, when combined with the total number of Osisko Shares issued or issuable under all of Osisko's other securities incentive plans, does not exceed 10% of the issued and outstanding Osisko Shares, on a non-diluted basis; (iv) any acquisition that is recommended by the Board for approval by Osisko Shareholders, provided that such acquisition (a) does not involve an issuance of Osisko Shares for which shareholder approval is required pursuant to the TSX Company Manual, or (b) is not a "related party transaction" within the meaning of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions; (v) any acquisition transaction that would result in a "Change of Control" (as defined in the Voting Agreement) and that is recommended by the Board for approval by Osisko Shareholders; and (vi) the approach of the Board on executive compensation.

THE SUBSCRIPTION AGREEMENTS

The following is a summary of the principal terms of the Subscription Agreements. The summary does not purport to be complete and is qualified in its entirety by reference to the text of the CDP Subscription Agreement and the Fonds F.T.Q. Subscription Agreement, the text of which may be viewed under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This summary may not contain all of the information about the Subscription Agreements that is important to Osisko Shareholders. Osisko Shareholders are encouraged to read the CDP Subscription Agreement and the Fonds F.T.Q. Subscription Agreement carefully and in their entirety.

Osisko has entered into the Subscription Agreements pursuant to which it will complete the Private Placement. Under the Private Placement, CDP, an affiliate of the Caisse, and the Fonds F.T.Q. will purchase on a "private placement" basis, an aggregate of 18,887,363 Osisko Shares at a price of C$14.56 per Osisko Share for gross proceeds to Osisko of C$275 million. The Private Placement Closing is scheduled to occur concurrently with the Acquisition Closing.

The Private Placement and the provisions of the Subscription Agreements are the result of arm's length negotiations conducted between representatives of Osisko, CDP and the Fonds F.T.Q. The subscription price per Osisko Share of C$14.56 was established at a premium to the market price (as such term is defined in the TSX rules) of C$14.29 at the time the Acquisition Agreement was executed (but represent a discount of 5.25 % after giving effect to the capital commitment fee of 7%).

Assuming completion of both the Private Placement and the Acquisition, the Caisse, together with its affiliates, and the Fonds F.T.Q. will beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of 19,014,093 and 8,640,488 Osisko Shares, respectively (which includes the 4,997,497 and 3,384,264 Osisko Shares which the Caisse and the Fonds F.T.Q., respectively, currently beneficially own, or exercise control or direction over, directly or indirectly), representing approximately 12.1% and 5.5%, respectively, of the issued and outstanding Osisko Shares. These figures include the 385,457 Osisko Shares to be issued as partial payment (two percent) of the seven percent capital commitment fee payable to CDP and the Fonds F.T.Q.

Representations and Warranties

The Subscription Agreements contain customary representations and warranties of each of Osisko, CDP and the Fonds F.T.Q., as applicable, relating to, among other things, organization, corporate and governmental authorizations and the absence of any contravention or conflict with organizational documents or applicable law.

Covenants

The Subscription Agreements contain customary covenants of each of Osisko, CDP and the Fonds F.T.Q. with respect to applicable securities laws and corporate law, as applicable.

Upon the Private Placement Closing, each of CDP and the Fonds F.T.Q. will receive a non-refundable capital commitment fee equal to 7% of the aggregate purchase price for the Osisko Shares for which each of them has subscribed (collectively, the "Capital Commitments"). The Capital Commitments are payable by the issuance of an aggregate of 385,457 Osisko Shares and a cash payment of C$13.75 million.

Lock-Up

The Osisko Shares issued pursuant to the Private Placement will be subject to a statutory hold period. See "Securities Law Matters". In addition, CDP and the Fonds F.T.Q. have each agreed not to: (i) sell, offer, contract or grant any option or right to sell or otherwise dispose of any of the Locked-Up Shares held by them (other than to a wholly-owned affiliate); (ii) enter into any swap agreement or any other agreement to transfer the economic consequence of ownership of the Locked-Up Shares (other than with a wholly-owned affiliate); (iii) publicly announce an intention to do any of the foregoing; or (iv) act jointly or in concert with any third party doing any of the foregoing for the duration of the Lock-Up Period, unless otherwise approved by Osisko.

Private Placement Closing

Completion of the Private Placement is subject to a number of conditions, including the concurrent issuance of the Osisko Shares to be issued as partial payment for the Acquisition, the receipt of approval from Osisko Shareholders for the issuance of the Osisko Shares to be issued pursuant to the Private Placement, and the delivery of certain customary legal opinions.

Listing

The TSX has conditionally approved, and it is expected that the NYSE will approve, the listing of the Private Placement Shares. Listing of such securities is subject to Osisko fulfilling all of the listing requirements respectively of the TSX and NYSE, including obtaining the requisite approval of the Share Issuance Resolution by the Disinterested Osisko Shareholders.

Investor Rights Agreement

Pursuant to the CDP Subscription Agreement, CDP and Osisko shall enter into, concurrently with the Private Placement Closing, the Investor Rights Agreement. The Investor Rights Agreement will govern the rights and obligations of CDP and Osisko in connection with the Caisse's status as an Osisko Shareholder.

Board of Directors

Pursuant to the Investor Rights Agreement, CDP will be granted representation by one nominee on the Board, so long as the Caisse together with its affiliates owns more than 10% of the outstanding Osisko Shares.

Pre-Emptive Rights

CDP will also be granted pre-emptive rights to participate in future offerings of Osisko, whether by way of public offerings or private placements of Osisko Shares or any other equity securities or securities convertible or exchangeable into Osisko Shares or any other equity securities, up to the aggregate pro rata ownership interest of the Caisse together with its affiliates, to enable the Caisse and its affiliates to maintain their equity position in Osisko (the "Pre-Emptive Rights"). The Pre-Emptive Rights will remain in effect so long as the Caisse together with its affiliates owns more than 10% of the outstanding Osisko Shares. The Pre-Emptive Rights are also subject to certain restrictions including in the case of acquisitions, arrangements and mergers.

SECURITIES LAW MATTERS

The following is a brief summary of the Canadian and U.S. securities law considerations applying to the transactions contemplated herein not discussed elsewhere in this Circular.

Canadian Securities Laws

Listing and Resale of Shares

Osisko has applied to the TSX to list the 50,179,414 Osisko Shares to be issued in connection with the Acquisition (30,906,594 Osisko Shares as the Share Consideration) and the Private Placement (19,272,820 Osisko Shares as the Private Placement Shares, including 385,457 Osisko Shares to be issued on account of the capital commitment fee payable in Osisko Shares). The TSX has conditionally approved the listing of the Osisko Shares to be issued in connection with the Acquisition and the Private Placement. Listing is subject to Osisko fulfilling all of the listing requirements of the TSX, including obtaining the requisite approval of the Share Issuance Resolution by the Disinterested Osisko Shareholders.

The issuance of the Osisko Shares pursuant to the Acquisition and the Private Placement will constitute distributions of securities that are exempt from the prospectus requirements of applicable Canadian Securities Laws.

Under Canadian Securities Laws, Osisko Shares issued pursuant to the Acquisition and the Private Placement may be resold in each province and territory of Canada, provided: (i) that Osisko is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) at least four months have elapsed since the distribution date; (iii) the appropriate restrictive legend was applied to the certificate representing the Osisko Shares or the purchaser received written notice containing the legend restriction notification set out in section 2.5(2)(3) or (3.1) of NI 45-102; (iv) the trade is not a "control distribution" as defined in NI 45-102; (v) no unusual effort is made to prepare the market or create a demand for those securities; (vi) no extraordinary commission or consideration is paid in respect of that trade; and (vii) if the selling security holder is an "insider" or "officer" of Osisko (as such terms are defined by applicable Canadian Securities Laws), the insider or officer has no reasonable grounds to believe that Osisko is in default of applicable Canadian Securities Laws.

In addition to the foregoing, the Osisko Shares to be issued to the Designated Orion Shareholders, CDP and the Fonds F.T.Q. are subject to a contractual hold period and, in the case of the Osisko Shares to be issued to the Designated Orion Shareholders, a broad distribution requirement, in certain circumstances. See "The Shareholder Participation Agreement – Restriction on Resale of Share Consideration" and "The Subscription Agreements – Lock-Up".

U.S. Securities Laws

The issuance of Osisko Shares pursuant to the Acquisition and the Private Placement will be made pursuant to applicable exemptions from the registration requirements of the U.S. Securities Act.

RISK FACTORS

The following risk factors, which relate to the Acquisition, the Acquired Assets and the Resulting Company, should be considered by Disinterested Osisko Shareholders in evaluating whether to approve the Share Issuance Resolution. These risk factors should be considered in conjunction with the other information contained in, or incorporated by reference into, this Circular, including the risks described in Schedule "C" – "Information Concerning Osisko as of June 28, 2017", Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017" and Schedule "E" – "Information Concerning the Resulting Company as of June 28, 2017" in this Circular, and those risks set forth in Osisko's filings with the Securities Authorities, which are available under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Risks Relating to the Acquisition

There can be no certainty that all conditions precedent to the Acquisition will be satisfied or waived. Failure to complete the Acquisition could negatively impact the market price of the Osisko Shares.

The Acquisition is subject to certain conditions that may be outside the control of the Parties, including, without limitation, the approval of the Share Issuance Resolution. There can be no certainty, nor can either Party provide any assurance, that these conditions will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If the Acquisition is not completed, the market price of Osisko Shares may decline. If the Acquisition is not completed and the Board decides to seek another merger or business combination, there can be no assurance that Osisko will be able to undertake a business combination on equivalent or more attractive terms than those under the Acquisition Agreement.

The Acquisition Agreement may be terminated by Osisko or the Orion Parties in certain circumstances.

Each of Osisko and the Orion Parties has the right to terminate the Acquisition Agreement and not complete the Acquisition in certain circumstances. Accordingly, there is no certainty, nor can either party provide any assurance, that the Acquisition Agreement will not be terminated by either Osisko or the Orion Parties, as the case may be, before the completion of the Acquisition. See "The Acquisition Agreement — Termination".

In addition, completion of the Acquisition is subject to a number of conditions precedent, certain of which are outside the control of the Orion Parties and/or Osisko. There is no certainty, nor can either party provide any assurance, that these conditions will be satisfied or waived.

There can be no assurance that the TSX and NYSE will accept for listing the Osisko Shares to be issued to the Designated Orion Shareholders as the Share Consideration or to CDP and the Fonds F.T.Q. under the Private Placement.

Completion of the Acquisition is subject to the acceptance for listing by the TSX and NYSE of the Osisko Shares to be issued to the Designated Orion Shareholders as the Share Consideration and to CDP and the Fonds F.T.Q. under the Private Placement. In addition, Osisko is relying on the Private Placement to fund a portion of the Cash Consideration payable to the Orion Parties. There can be no assurance that the Share Issuance Resolution will be approved, or that Osisko will be able to satisfy the requirements of the TSX and NYSE with respect to the listing of the Osisko Shares comprising the Share Consideration and Private Placement Shares. A condition of the Acquisition Closing is the receipt of conditional listing approval of the Osisko Shares to be issued as the Share Consideration, subject to official notice of issuance. If such conditional listing approval of the TSX or NYSE is not obtained, then there can be no guarantee of the successful completion of the Acquisition and Private Placement.

Disputes may arise over the existence, validity, enforceability and geographic extent of royalty, stream and offtake interests.

Royalty, stream and offtake interests are subject to title and other defects and contest by operators of mining projects and holders of mining rights, and these risks may be difficult to identify. While Osisko and the Orion Parties seek to confirm the existence, validity, enforceability and geographic extent of the royalty, stream and offtake interests they hold, there can be no assurance that disputes over these and other matters will not arise, including with respect to the Acquisition.

Osisko will incur significant costs.

Certain costs related to the Acquisition, such as legal, accounting and certain financial advisor fees, must be paid by Osisko even if the Acquisition is not completed. Osisko and the Orion Parties are each liable for their own costs incurred in connection with the Acquisition.

Risks Related to the Resulting Company

Osisko has relied on information made available by the Orion Parties.

The Orion Parties are not publicly-listed entities. As a result, all historical information relating to the Acquired Assets presented in this Circular has been provided in exclusive reliance on the information made available by the Orion Parties and their representatives to Osisko. Although Osisko has no reason to doubt the accuracy or completeness of the information provided by the Orion Parties, any inaccuracy or omission in such information contained in this Circular could result in unanticipated liabilities or expenses, increase the cost of integrating the Resulting Company or adversely affect the operational plans of the Resulting Company and its result of operations and financial condition.

The unaudited pro forma condensed consolidated financial statements of Osisko are presented for illustrative purposes only and may not be an indication of Osisko's financial condition or results of operations following the Acquisition.

The unaudited pro forma condensed consolidated financial statements contained in this Circular are presented for illustrative purposes only as of their respective dates and may not be an indication of the financial condition or results of operations of Osisko following the Acquisition for several reasons. For example, the unaudited pro forma condensed consolidated financial statements have been derived from the respective historical financial statements of Osisko and the Orion Parties, and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Acquisition and the other respective relevant transactions. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. See "Cautionary Statement Regarding Forward-Looking Information".

There are risks related to the integration of the existing businesses of Osisko and the Acquired Assets.

The ability to realize the benefits of the Acquisition including, among other things, those set forth in this Circular under the heading "The Acquisition – Reasons for the Recommendation of the Board", will depend in part on successfully consolidating functions and integrating the Acquired Assets in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities of the Resulting Company following completion of the Acquisition, and from operational matters during this process.

Osisko may be unable to successfully integrate the businesses of Osisko and the Acquired Assets and realize the anticipated benefits of the Acquisition.

Osisko is proposing to complete the Acquisition to create a growth-oriented, world class gold-focused royalty and streaming company with five cornerstone assets, four of which are Canadian. See "The Acquisition – Reasons for the Recommendation of the Board". Achieving the benefits of the Acquisition depends in part on the ability of the Resulting Company to effectively capitalize on its scale, to realize the anticipated capital, operating and financial synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of Osisko and the Acquired Assets. A variety of factors, including those risk factors set forth in this Circular and in the documents incorporated by reference herein, may adversely affect the ability of the Resulting Company to achieve the anticipated benefits of the Acquisition.

The mineral resource and mineral reserve estimates on the properties on which the Resulting Company will hold royalty interests may not be realizable.

The figures provided in connection with mineral reserves and mineral resources in respect of the properties in which Osisko and the Orion Parties hold interests (including royalty/stream/offtake interests) are estimates, and have not been verified to be accurate, and no assurance can be given that full recovery of the anticipated tonnages and grades, and production estimates will be achieved or that any indicated level of recovery will be realized by the owners and operators of the properties in respect of which Osisko or the Orion Parties hold interests.

The Resulting Company will face competition for mineral interest acquisitions and the mining industry is competitive in all stages.

Many companies are engaged in the search for and the acquisition of mineral interests, and there is a limited supply of desirable mineral interests. The mineral exploration business is competitive in all phases. Many companies are engaged in the acquisition of mining interests (including, for greater certainty, the Designated Orion Shareholders, CDP, the Caisse and the Fonds F.T.Q. who are not prohibited from engaging in other business activities that may compete with those of Osisko) and other large, established companies with substantial financial resources, operational capabilities and long earnings records. The Resulting Company may be at a competitive disadvantage in acquiring interests in these natural resource properties, whether by way of royalty, stream or other form of investment, as many competitors have greater financial resources and technical staff. There can be no assurance that the Resulting Company will be able to compete successfully against other companies in acquiring royalty interests and other investments in mineral properties. In addition, the Resulting Company may be unable to acquire such interest at acceptable valuations and on terms it considers to be acceptable. The Resulting Company's inability to acquire additional royalty and stream interests and other investments in mineral properties may result in a material and adverse effect on the Resulting Company's profitability, results of operation and financial condition.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of ore. Factors beyond the control of the Resulting Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Resulting Company receiving reduced royalty payments or not receiving any future royalty payments.

Current global financial conditions continue to be challenging.

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the ability of the operators of the properties in which the Resulting Company holds interests to obtain equity or debt financing or make other suitable arrangements to finance their projects. Additionally, the Resulting Company may be subject to counterparty risk and liquidity risk. The Resulting Company will be exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold the Resulting Company's cash, (ii) through companies that have payables to the Resulting Company, (iii) through the Resulting Company's insurance providers, and (iv) through the Resulting Company's lenders. The Resulting Company may also be exposed to liquidity risks in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Resulting Company to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to the Resulting Company. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, the Resulting Company's operations could be adversely impacted.

Following completion of the Acquisition, the Designated Orion Shareholders will have the ability to significantly influence certain corporate actions of the Resulting Company.

Immediately following the completion of the Acquisition, the Designated Orion Shareholders are expected to own approximately 19.7% of the Osisko Shares on an undiluted basis, based on the number of outstanding Osisko Shares as of the date of this Circular. This level of ownership of Osisko Shares will put the Designated Orion Shareholders in a position, subject to the Shareholder Participation Agreement and the Voting Agreement, to exercise significant influence over all matters requiring Osisko Shareholder approval, including the election of directors, determination of significant corporate actions, amendments to Osisko's articles of incorporation and the approval of any business combinations, mergers or takeover attempts, in a manner that could conflict with the interests of other Osisko Shareholders. In addition to having significant influence over all matters requiring Osisko Shareholder approval, subject to the Shareholder Participation Agreement and the Voting Agreement, the Designated Orion Shareholders may have investment objectives which are different than existing Osisko Shareholders.

The issuance of a significant number of Osisko Shares could adversely affect the market price of Osisko Shares.

If the Acquisition is completed, a significant number of additional Osisko Shares (being 50,179,414 Osisko Shares, representing approximately 47.0% of the number of Osisko Shares issued and outstanding prior to the Acquisition and Private Placement) will be issued and may become available for trading in the public market, subject to certain statutory and contractual hold periods. See "Securities Law Matters – Canadian Securities Laws – Listing and Resale of Shares", "The Subscription Agreements – Lock-Up", and "The Shareholder Participation Agreement". The increase in the number of Osisko Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Osisko Shares.

Changes in tax legislation or accounting rules could affect the profitability of the Resulting Company.

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States, or any of the countries in which the Resulting Company's assets or relevant contracting parties are located could result in some or all of the Resulting Company's profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Resulting Company's profits being subject to additional taxation or which could otherwise have a material adverse effect on the Resulting Company's profitability, results of operations, financial condition and the trading price of the Resulting Company securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other investments by the Resulting Company less attractive to counterparties. Such changes could adversely affect the Resulting Company's ability to acquire new assets or make future investments.

Risk Factors Related to the Operations of Osisko

Whether or not the Acquisition is completed, Osisko will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in the management's discussion and analysis of financial results of Osisko for the three months ended March 31, 2017, which is incorporated by reference into this Circular and has been filed under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Upon request, an Osisko Shareholder will be provided with a copy of this document free of charge.

Risk Factors Related to the Acquired Assets

Changes in the market price of the commodities that underlie the royalty, stream and offtake interests will affect the profitability of the Acquired Assets and the revenue generated therefrom.

The revenue from the Acquired Assets will be significantly affected by changes in the market price of the commodities underlying the royalties, streams, and offtake agreements. Commodity prices, including those to which the Acquired Assets are exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of the Resulting Company, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or offtake interests applicable to one or more relevant commodities. Moreover, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on the profitability, results of operations and financial condition of the Acquired Assets.

The underlying properties and assets in respect of which the Resulting Company holds interests are generally owned and operated by third parties, and the Resulting Company will have limited or no decision making power as to how these properties are operated, and the operators' failure to perform could affect the revenues generated from the Acquired Assets.

The Orion Parties are not directly involved in the operation of mines. The revenue derived from the Acquired Assets is based on production by third party property owners and operators. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third party owners and operators and those of the Resulting Company on the relevant properties may not always be aligned. As an example, it will usually be in the interest of the Resulting Company to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to streaming, royalty or offtake obligations. The inability of the Resulting Company to control the operations for the properties to which the Acquired Assets relate may result in a material and adverse effect on the profitability, results of operations and financial condition of the Acquired Assets. In addition, the owners or operators may take action contrary to the policies or objectives of the Resulting Company; be unable or unwilling to fulfill their obligations under their agreements relating to the Acquired Assets; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator's ability to perform its obligations under arrangements relating to the Acquired Assets.

The Resulting Company may not be entitled to any material compensation if any of the properties to which the Acquired Assets relate shut down or discontinue operations on a temporary or permanent basis. At any time, any of the operators of the properties to which the Acquired Assets relate, or their successors, may decide to suspend or discontinue operations.

The owners or operators of the projects to which the Acquired Assets relate may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which the Resulting Company will have little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact the Acquired Assets. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on the Acquired Assets may be difficult or impossible to predict.

The Resulting Company will have limited access to data and disclosure regarding the operation of properties, which will affect the ability to assess the performance of the Acquired Assets.

As a royalty/stream/offtake holder, the Resulting Company will have limited access to data on the underlying operations or to the underlying properties themselves. This could affect its ability to assess the performance of the royalty/stream/offtake agreements comprising the Acquired Assets. This could result in deviations in cash flow from that which is anticipated based on the stage of development of the properties comprising the Acquired Assets. In addition, some royalties/streams/offtakes may be subject to confidentiality arrangements which govern the disclosure of information with regard to such royalties/streams/offtakes. The limited access to data and disclosure regarding the operations of the properties to which the Acquired Assets relate may restrict the ability of the Resulting Company to enhance the performance of the Acquired Assets, which may result in a material and adverse effect on the profitability, results of operations and financial condition of the Resulting Company.

The Resulting Company will depend on operators for the calculation of royalty/stream/offtake amounts.

The amounts deliverable under the royalties/streams/offtake agreements comprising the Acquired Assets are calculated by the operators of the underlying properties based on reported production. Each operator's calculation of royalty/stream/offtake amounts is subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain royalty/stream/offtake agreements require the operators to provide production and operating information, which may, depending on the completeness and accuracy of such information, enable the Resulting Company to detect any errors in the calculation of royalty/stream/offtake amounts relating to the Acquired Assets. The Resulting Company does not, however, have the contractual right to receive production information for all of its royalty/stream/offtake interests. As a result, the Resulting Company's ability to detect errors in royalty/stream/offtake amounts may be limited. Some of the royalty/stream/offtake agreements comprising the Acquired Assets provide the right to audit the operational calculations and production data for the associated royalty/stream/offtake amounts; however, such audits may not occur until many months following recognition of the royalty/stream/offtake revenue, and may require the Resulting Company to adjust revenue in later periods.

The Resulting Company is dependent on the payment or delivery of royalty/stream/offtake amounts by the owners and operators of the relevant properties, and any delay in or failure of such royalty/stream/offtake payments or deliveries will affect the revenues generated by the Acquired Assets.

The revenue derived from the Acquired Assets is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty/stream/offtake properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, accidents, recovery by the operators of expenses incurred in the operation of the royalty/stream/offtake properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. The Resulting Company's right to amounts under the royalties/streams/offtakes must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits the Resulting Company's ability to collect royalty/stream/offtake amounts upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit the Resulting Company's ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that the Resulting Company should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the royalty, stream or offtake agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of the rights of the Resulting Company may result in a material and adverse effect on the profitability, results of operations and financial condition of the Acquired Assets.

Certain royalty/stream/offtake rights are subject to rights in favour of others or third parties that could adversely affect the revenues generated from the Acquired Assets.

Some royalty/stream/offtake rights are subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty/stream/offtake; (ii) pre-emptive rights pursuant to which parties to the royalty/stream/offtake agreements have a right of first refusal or first offer with respect to a proposed sale or assignment of the royalty/stream/offtake; (iii) claw back rights pursuant to which the seller of a royalty/stream/offtake has the right to re-acquire the royalty/stream/offtake; or (iv) caps on the total commodity available under a stream or offtake. If holders of such rights were to exercise these rights, certain royalty/stream/offtake interests would no longer be held by the Resulting Company.

Royalty/stream/offtake rights may not be honoured by operators of a project.

Royalty/stream/offtake interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms, and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty/stream/offtake interests do not abide by their contractual obligations, the Resulting Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to the Resulting Company may have a material and adverse effect on the profitability, results of operations, and financial condition of the Resulting Company.

There may be unknown defects in the assets comprising the Acquired Assets.

A defect in a royalty, stream, offtake or equity interest and/or the underlying contract may arise to defeat or impair the claim of the Resulting Company to such royalty, stream, offtake or equity interest. Unknown defects in the assets comprising the Acquired Assets may result in a material and adverse effect on the profitability, results of operations, and financial condition of the Resulting Company.

The revenue from and value of the Acquired Assets is subject to variations in foreign exchange rates, which may adversely affect the revenue generated by or value of the Acquired Assets.

The royalty/stream/offtake interests comprising the Acquired Assets are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the profitability, results of operations and financial condition of the Acquired Assets.

Potential litigation affecting the properties to which the Acquired Assets relate could have an adverse effect on the Acquired Assets.

Potential litigation may arise on a property to which the Resulting Company has a royalty/stream/offtake interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). As a royalty/stream/offtake holder, the Resulting Company will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on the profitability, results of operations, and financial condition of the Acquired Assets.

The exploration and development of mining and resource properties is inherently dangerous and subject to risks, which could adversely impact the Acquired Assets.

Companies engaged in mining activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company's exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal from the company's resources or expected reserves; (ii) result in a write down or write-off of the carrying value of one or more projects; (iii) cause delays or stoppage of mining or processing; (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the company's operations; (v) cause personal injury or death and related legal liability; or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties to which the Acquired Assets relate, and have a material and adverse effect on the profitability, results of operations, and financial condition of the Acquired Assets.

Title defects in a mining property may adversely affect the Acquired Assets.

A defect in the chain of title to any of the properties underlying the royalty, stream or offtake interests comprising the Acquired Assets or necessary for the development or operation of a particular project to which a royalty, stream or offtake interest relates may arise to defeat or impair the claim of the operator to a property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact the operator's ability to conduct activities on a property to the detriment of the Acquired Assets. Furthermore, even in jurisdictions where there is a right to record or register royalties, streams or other interests in land registries or mining recorders offices, such registrations may not necessarily provide any protection against such claims. As a result, such title defects and claims on properties to which the Acquired Assets relate may have a material and adverse effect on the profitability, results of operations, and financial condition of the Acquired Assets.

Bankruptcy or insolvency of a property owner may adversely affect the Acquired Assets.

Most royalties, streams or offtake interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner of an underlying property to which the Acquired Assets relate will result in the loss of any effective royalty, stream or offtake interest in that particular property.

The mining operations to which the Acquired Assets relate are subject to laws and regulations and require various permits and licenses in order to conduct current and future operations. A failure to comply with such laws and regulations, or a failure to obtain or maintain necessary permits and licenses could result in the interruption or closure of operations on the properties.

Exploration, development and operation of mining properties is subject to laws and regulations governing environmental matters, mine development, project development, mineral production, permitting and maintenance of title, health and worker safety, employment standards, exports, labour standards, reclamation obligations, heritage and historic matters and other matters. In addition, the owners and operators of the properties in which the Resulting Company holds a royalty, stream or other interest require licenses and permits from various governmental authorities in order to conduct their operations. Failure by such owners and operators to comply with applicable laws, or to obtain or maintain necessary permits and licenses could result in the interruption or closure of operations on the properties, which could have a material adverse impact on the revenue the Resulting Company derives from the related royalty/stream/offtake interests. Furthermore, such laws and regulations and permits and licenses may be subject to changes, which cannot be predicted. There can be no guarantee that the owners or operators of the properties to which the Acquired Assets relate will be able to comply with all applicable laws and regulations or obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the properties, commence construction or operation of mining facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material and adverse effect on the profitability, results of operations, and financial condition of the Acquired Assets.

The Acquired Assets are exposed to risks related to the permitting, construction, development and/or expansion in relation of the projects and properties to which they relate.

Many of the projects or properties to which the Acquired Assets relate are in the permitting, construction, development and/or expansion stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, delays or inability to obtain required permits, changes in environmental or other regulations, currency exchange rates, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete permitting, construction, development and/or expansion of such projects in accordance with current expectations or at all.

Risks relating to foreign jurisdictions.

Certain of the Acquired Assets relate to properties outside of the United States and Canada. The ownership, development and operation of these properties may be subject to additional risks associated with conducting business in foreign countries, including, depending on the country, nationalization and expropriation, social unrest, political and economic instability, lack of infrastructure, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, crime, violence, corruption, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects to which the Acquired Assets relate, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Adequate infrastructure may not be available to develop some of the properties to which the Acquired Assets relate.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations in which the Resulting Company has a royalty/stream/offtake interest.

The Acquired Assets are subject to risks related to social acceptance.

The Acquired Assets include interests on operations located in some areas presently or previously inhabited or used by the local population. Various national and international laws, regulations and policies impose obligations on government and private parties to acknowledge and respect the rights of the local population, including general social acceptance and consultation with indigenous people regarding actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The projects or properties to which the Acquired Assets relate are subject to a risk that one or more groups of the local population may oppose continued operation, further development, or new development of those projects, whether through legal or administrative proceedings, protests, roadblocks or other forms of public expression against the operators' activities. Opposition by the local population to such activities may delay, disrupt, require modification of or preclude operation or development of projects or otherwise adversely impact such projects and the interests of the Resulting Company in such projects.

INFORMATION CONCERNING OSISKO

Information concerning Osisko is set out in Schedule "C" – "Information Concerning Osisko as of June 28, 2017".

INFORMATION CONCERNING THE ACQUIRED ASSETS

Information concerning the Acquired Assets is set out in Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017".

INFORMATION CONCERNING THE RESULTING COMPANY

Information concerning the Resulting Company (assuming the completion of the Acquisition) is set out in Schedule "E" – "Information Concerning the Resulting Company as of June 28, 2017".

INTEREST OF DIRECTORS AND OFFICERS OF OSISKO IN THE ACQUISITION

Other than as described in this Circular, Osisko is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise of any director or executive officer of Osisko or anyone who has held office as such since the beginning of Osisko's most recently completed financial year or of any associate or affiliate of the foregoing in (i) the Acquisition, or (ii) any matter to be acted on at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Osisko, after reasonable enquiry, no informed person of Osisko, or any associate or affiliate of any informed person, or Oskar Lewnowski, a proposed director of the Resulting Company, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Osisko since the commencement of Osisko's most recently completed fiscal year, other than Oskar Lewnowski who has an interest in the Acquisition.

MANAGEMENT CONTRACTS

No management functions of Osisko or any subsidiaries are performed to any substantial degree by a person other than the directors or officers of Osisko.

AUDITORS

The auditor of Osisko is PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada, H3B 4Y1.

The auditor of Orion Mine Finance Management I Limited, as the investment manager of Orion Mine Finance (Master) Fund I LP and its co-investment vehicle, and Orion Mine Finance Management I-A Limited, as the investment manager of Orion Mine Finance (Master) Fund I-A LP, is KPMG LLP, Chartered Professional Accountants, Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario, Canada, M5H 2S5.

LEGAL MATTERS

Certain Canadian legal matters in connection with the Acquisition as they pertain to Osisko will be passed upon by Bennett Jones LLP. Certain Québec legal matters in connection with the Acquisition as they pertain to Osisko will be passed upon by Lavery, de Billy, L.L.P. Certain United States legal matters in connection with the Acquisition as they pertain to Osisko will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP. Certain Canadian legal matters in connection with the Acquisition as they pertain to Orion will be passed upon by Fasken Martineau DuMoulin LLP.

ADDITIONAL INFORMATION

Additional information relating to Osisko is available under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Osisko Shareholders may contact Osisko at 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2 to request copies of Osisko's financial statements and management's discussion and analysis.

Financial information is provided in Osisko's financial statements and management's discussion and analysis for its most recently completed financial year, which are available under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Financial information is provided in the Orion Parties' financial statements and management's discussion and analysis for its most recently completed financial year, which is set out in Schedule "F" – "Financial Statements and Management's Discussion and Analysis of the Acquired Assets" to this Circular.

OTHER MATTERS

Management of Osisko is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

OSISKO BOARD APPROVAL

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

ON BEHALF OF THE BOARD OF DIRECTORS OF OSISKO GOLD ROYALTIES LTD

(signed) "Sean Roosen"

Sean Roosen
Chair of the Board of Directors and Chief Executive Officer
June 29, 2017

GLOSSARY OF TERMS

In this Circular and the Summary, the following capitalized words and terms shall have the following meanings:

"2014 Capital Cost Estimate" means the Brucejack Report's estimate as to the total initial capital cost for the design, construction, installation, and commissioning of the Brucejack Project, being US$746.9 million.

"2015 Mineral Resource Estimate" means the updated mineral resource estimate documented in the technical report entitled "2015 Mineral Resource Update for the Renard Diamond Project, Québec, Canada" with an effective date of September 24, 2015.

"2016 Technical Report" means the technical report entitled "Updated Renard Diamond Project Mine Plan and Mineral Reserve Estimate, Québec, Canada, NI 43-101 Technical Report" with an effective date of December 31, 2015.

"2018 Non–Stream Option" means the option of Pretium Exploration under the Brucejack Stream Agreement to elect to repurchase the entire 8% stream by paying US$237 million.

"2018 Stream Option" means the option of Pretium Exploration under the Brucejack Stream Agreement to reduce the stream to 3% of Refined Precious Metals by paying US$150 million, in which case the stream deliveries would commence January 1, 2019.

"2019 Non–Stream Option" means the option of Pretium Exploration under the Brucejack Stream Agreement to repurchase the entire 8% stream by paying US$272 million.

"2019 Stream Option" the option of Pretium Exploration under the Brucejack Stream Agreement to reduce the stream to 4% of Refined Precious Metals by paying US$150 million, in which case the stream deliveries would commence on January 1, 2020.

"Acquired Assets" means the Directly Transferred Assets and the securities of the Holding Entities, comprising a total of 74 royalty, stream instruments and offtake instruments, to be acquired by Osisko from the Orion Parties pursuant to the Acquisition Agreement.

"Acquired Material Properties" means, collectively, the Renard Mine, the Brucejack Mine, and the Mantos Blancos Mine.

"Acquisition" means the purchase and sale of the Acquired Assets pursuant to the Acquisition Agreement.

"Acquisition Agreement" means the Acquisition Agreement dated June 4, 2017 among Osisko, Orion Mine Finance (Master) Fund I LP, Orion Mine Finance (Master) Fund I-A LP, Orion Co-Investments I (Stream) LLC, Orion Co-Investments II LP, Orion Co-Investments IV LP, 8248567 Canada Limited and Lynx Metals, including all schedules attached thereto, and as the same may be further amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the text of which may be viewed under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

"Acquisition Closing" means the closing of the Acquisition.

"Acquisition Closing Date" means the date on which Acquisition Closing occurs.

"affiliate" has the meaning ascribed to such term in the Securities Act, unless the context otherwise requires, including where an agreement is summarized in the Circular and the term "Affiliate" or "affiliate" is otherwise defined in such agreement.

"Aggregate Gold Quantity" means 7,067,000 ounces of refined gold (less the amount delivered by Pretium Exploration including under the Brucejack Offtake Agreement) times the Designated Metal Percentage.

"Aggregate Silver Quantity" means the product of 26,297,000 ounces of refined silver (less the amount delivered by Pretium Exploration under the Brucejack Offtake Agreement) times the Designated Metal Percentage.

"Agnico-Yamana Arrangement" has the meaning ascribed to such term in Schedule "C" – "Information Concerning Osisko as of June 28, 2017" to this Circular under the heading "Promoters".

"AIF" has the meaning ascribed to such term in Schedule "C" – "Information Concerning Osisko as of June 28, 2017" to this Circular under the heading "Documents Incorporated by Reference".

"Amulsar Cash Deposit" means US$60 million.

"Amulsar Designated Gold Percentage" means 6.75% of the number of ounces of refined gold produced from Lydian's gold project located in Amulsar, Armenia (in an approximate proportion of 4.22% to Orion Co IV and 2.53% to Resource Capital).

"Amulsar Designated Silver Percentage" means 100% of the number of ounces of refined silver produced from the Amulsar gold project (in a proportion of 62.5% to Orion Co IV and 37.5% to Resource Capital).

"Amulsar Fixed Gold Price" means $400 per ounce of refined gold.

"Amulsar Fixed Silver Price" means $4.00 per ounce of refined silver.

"Amulsar Purchasers" means Orion Co IV and Resource Capital.

"Amulsar Stream Agreement" means the purchase and sale agreement dated November 30, 2015 between Lydian Armenia, as seller, Lydian, as guarantor, and the Amulsar Purchasers.

"Annual Financial Statements" has the meaning ascribed to such term in Schedule "C" – "Information Concerning Osisko as of June 28, 2017" to this Circular under the heading "Documents Incorporated by Reference".

"Aquila" means Aquila Resources Inc.

"ARC" has the meaning ascribed to such term in this Circular under the heading "The Acquisition – Canadian Competition Act Approval".

"associate" has the meaning ascribed to such term in the Securities Act, unless stated otherwise.

"Back Forty Cash Deposit" means US$17,226,000.

"Back Forty Designated Silver Percentage" means 75% of the number of ounces of payable silver in respect of any minerals from the Back Forty project.

"Back Forty Fixed Silver Price" means $4.00 per ounce of refined silver.

"Back Forty Silver Purchase Price" means the purchase price for the Back Forty Designated Silver Percentage.

"Back Forty Stream Agreement" means the silver purchase and sale agreement between TitheCo, as purchaser, and Aquila, as seller, dated March 31, 2015, governing the purchase of silver produced at the Back Forty project.

"Base Purchase Price" means C$1,125,000,000.

"BHS" means blasthole shrinkage.

"Board" means the board of directors of Osisko, as the same is constituted from time to time.

"Broadridge" means Broadridge Investor Communications Corporation in Canada and its counterpart in the United States.

"Brucejack Mine" or "Brucejack Property" means the Brucejack gold mine located in Northwestern British Columbia operated by Pretium Resources.

"Brucejack Offtake Agreement" means the offtake agreement dated September 15, 2015 among Pretium Exploration, Pretium Resources, 0890696 B.C. Ltd., Orion Stream II and BTO.

"Brucejack Report" means the report entitled "Feasibility Study and Technical Report Update on Brucejack Project, Stewart, BC" with an effective date of June 19, 2014 prepared for Pretium by Tetra Tech and co-authored by Snowden, AMC Mining Consultants (Canada) Ltd., ERM Rescan, BGC Engineering Inc., Alpine Solutions Avalanche Services and Valard.

"Brucejack Stream" has the meaning ascribed to such term in Schedule "E" – "Information Concerning the Resulting Company as of June 28, 2017" to this Circular under the heading "Description of the Business of the Resulting Company".

"Brucejack Stream Agreement" means the gold and silver purchase and sale agreement dated September 15, 2015 among Orion Stream II and BTO, as purchasers, Pretium Resources and Pretium Exploration, as sellers, Orion Stream II, as purchaser's agent and Orion Co-Investments II (ED) Limited, as collateral agent.

"BTO" means BTO Midas L.P.

"Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Montréal, Québec.

"Caisse" means the Caisse de dépôt et placement du Québec.

"Canadian Competition Act Approval" means any of: (i) the Commissioner of Competition (Canada) having issued an ARC pursuant to section 102 of the Competition Act in respect of the transactions contemplated by the Acquisition Agreement; (ii) the Commissioner of Competition (Canada) having waived the obligation to file notifications under Section 114 of the Competition Act and having issued a No Action Letter; or (iii) the parties having filed notifications under Section 114 of the Competition Act and the applicable waiting period under section 123 of the Competition Act having expired or been terminated and the Commissioner of Competition (Canada) having issued a No Action Letter.

"Canadian Environmental Assessment Act" or "CEAA" means the Canadian Environmental Assessment Act (S.C., c.37).

"Canadian Malartic Corporation" means Canadian Malartic Corporation (formerly Osisko Mining Corporation).

"Canadian Malartic GP" means Canadian Malartic GP, a general partnership existing under the laws of Ontario.

"Canadian Malartic Mine" means the properties that are subject to the Canadian Malartic Royalty.

"Canadian Malartic Royalty" has the meaning ascribed to such term in Schedule "E" – "Information Concerning the Resulting Company as of June 28, 2017" to this Circular under the heading "Description of the Business of the Resulting Company".

"Canadian Securities Laws" means applicable Canadian provincial and territorial securities laws.

"CAPEX" means capital expenditures.

"Capital Commitments" has the meaning ascribed to such term in this Circular under the heading "The Subscription Agreements – Covenants".

"Cash Consideration" means the C$675 million in cash payable by Osisko to the Orion Parties in satisfaction of a portion of the Purchase Price pursuant to the Acquisition Agreement, subject to adjustment in accordance with the terms of the Acquisition Agreement.

"Casino NSR Royalty" means a 2.75% net smelter returns royalty on all ores, doré, concentrates, metals, minerals and mineral by-products that are produced or extracted from the Casino project.

"CBCA" means the Canada Business Corporations Act and the regulations made thereunder.

"CDP" means CDP Investissements Inc., an affiliate of the Caisse.

"CDP Subscription Agreement" means the subscription agreement between Osisko and CDP dated June 4, 2017.

"CIBC" means CIBC World Markets Inc.

"CIM" means Canadian Institute of Mining and Metallurgy.

"Circular" means this management information circular for the Meeting, including all Schedules hereto, and all amendments and supplements hereto.

"Closure Plan" means the rehabilitation plan for the Renard Diamond Mine.

"cm" means centimetre.

"Commencement of Commercial Production" means the first day of the month immediately following the month in which the Renard Project's processing plant first processes ore at an average rate of 3,550.7 tons per day.

"Commissioner of Competition (Canada)" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, or his or her designee.

"Competition Act" means the Competition Act (Canada) R.S.C. 1985, c. C-34, and the regulations thereunder, all as amended from time to time.

"Coulon Exchange Rights" means the exchange rights granted to holders of the Class "A" shares in the capital of Coulon Mines Inc. to exchange their Class "A" shares for Osisko Shares pursuant to the plan of arrangement under Section 192 of the Canada Business Corporations Act among Osisko, Virginia and 9081798 Canada Inc. effective February 17, 2015.

"cpht" means carats per hundred tonnes.

"CRB" means country rock breccia.

"cts" means carats.

"Declaration of Partnership" means the Declaration of Partnership executed by Stornoway in July, 2012, with the communities of Chibougamau and Chapais in the James Bay Region of Québec.

"Designated Metal Percentage" means 8%, unless (i) Pretium Resources exercises the 2018 Stream Option, in which case it will be 3%, or (ii) Pretium Resources exercises the 2019 Stream Option, in which case it will be 4%.

"Designated Orion Shareholders" means one or more Persons designated by the Orion Parties to receive the Share Consideration, each of which will enter into the Shareholder Participation Agreement and the Voting Agreement at the Acquisition Closing.

"Disinterested Osisko Shareholders" means, in respect of the Share Issuance Resolution, all Osisko Shareholders other than Interested Osisko Shareholders.

"Directly Transferred Assets" means the royalties, stream instruments and offtake instruments set out in Schedule "A" to the Acquisition Agreement.

"DMS" means dense medium separation.

"documents incorporated by reference" has the meaning ascribed to such term in Schedule "C" – "Information Concerning Osisko as of June 28, 2017" to this Circular under the heading "Documents Incorporated by Reference".

"DSU Plan" means the deferred share unit plan of Osisko in effect since April 30, 2014.

"EDGAR" means the Electronic Data Gathering, Analysis, and Retrieval system.

"Éléonore Mine" means the properties that are subject to the Éléonore Royalty.

"Éléonore Royalty" has the meaning ascribed to such term in Schedule "E" – "Information Concerning the Resulting Company as of June 28, 2017" to this Circular under the heading "Description of the Business of the Resulting Company".

"Environment Quality Act" or "EQA" means the Environment Quality Act (RSQ c. Q-2).

"Explosives Act" means the Explosives Act (R.S.C., 1985 c. E-17).

"FCDC" means FCDC Sales and Marketing Inc., a wholly-owned subsidiary of SDCI.

"Fonds F.T.Q." means the Fonds de solidarité des travailleurs du Québec (F.T.Q.).

"Fonds F.T.Q. Subscription Agreement" means the subscription agreement between Osisko and the Fonds F.T.Q. dated June 4, 2017.

"forward-looking information" has the meaning ascribed to such term in this Circular under the heading "Cautionary Statement Regarding Forward-Looking Information".

"Foxtrot Property" means, collectively, the property comprised of 650 claims (33,629.95ha) in four blocks (one large contiguous landholding of 630 claims plus three smaller blocks), the Mine Lease and a surface lease number 1303 10 000 (199.85 ha).

"Franco-Nevada" means Franco-Nevada Corporation.

"Fund I" means Orion Mine Finance (Master) Fund I LP.

"g" means gram.

"Ga" means giga annum (billion years).

"Gold Purchase Price" means the purchase price for the Amulsar Designated Gold Percentage.

"Golder" means Golder Associates Ltd.

"Governmental Authority" means the government of the United States of America, Canada or any province or territory thereof, or any other country or sovereign entity, any state, commonwealth, territory, or possession thereof, and any political subdivision or quasi-governmental authority of any of the same, including but not limited to courts, tribunals, arbitrators, departments, commissions, boards, bureaus, agencies, counties, municipalities, provinces, parishes, and other instrumentalities.

"Gross Proceeds" means the portion of the actual gross selling price of the Subject Diamond pursuant to a permitted sale that is attributable to the Subject Diamonds Interest in such Subject Diamond.

"Guide 7" means the SEC's Industry Guide 7.

"ha" means hectare.

"HK" means hypabyssal kimberlite.

"Holding Entities" means the entities set out in Schedule "C" to the Acquisition Agreement, which comprise part of the Acquired Assets and hold the royalties, stream instruments and offtake instruments set out in Schedule "C" to the Acquisition Agreement.

"HPGR" means high-pressure grinding roll.

"IFRS" means International Financial Reporting Standards adopted by the International Accounting Standards Board, as updated and amended from time to time.

"Interested Osisko Shareholders" means, in respect of the Share Issuance Resolution, any Osisko Shareholder who was a director or executive officer of Osisko as of the effective date of the Acquisition Agreement.

"Interim Financial Statements" has the meaning ascribed to such term in Schedule "C" – "Information Concerning Osisko as of June 28, 2017" to this Circular under the heading "Documents Incorporated by Reference".

"Investor Rights Agreement" means the investor rights agreement between Osisko and CDP to be dated as of the Private Placement Closing Date.

"IRR" means internal rate of return.

"ISRM" means the International Society for Rock Mechanics.

"James Bay Regional Government" means a joint Regional Government composed of Crees and Jamésiens.

"JBNQA" means James Bay and Northern Québec Agreement 1975.

"Judgment" means any judgment, writ, order, injunction, award, or decree of any court, judge, justice, magistrate or arbitrator, including any bankruptcy court or judge, and any order of or by any Governmental Authority.

"k" means thousand.

"kg" means kilogram.

"km" means kilometre.

"km²" means square kilometre.

"kV" means kilovolt.

"l" means litre.

"L" means Mine level (depth below surface in metres).

"Laws" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and Judgments or other requirements of any Governmental Authority.

"Legal Requirements" means applicable common law and any statute, ordinance, code or other law, Regulations, order, requirement, or procedure enacted, adopted, promulgated, applied, or followed by any Governmental Authority, including any Judgment.

"LDR" means large diamond recovery.

"LHOS" means long hole open stoping.

"LNG" means liquefied natural gas.

"Lock-Up Period" has the meaning ascribed to such term in this Circular under the heading "Summary of Circular – The Subscription Agreements".

"Locked-Up Shares" has the meaning ascribed to such term in this Circular under the heading "Summary of Circular – The Subscription Agreements".

"LOM" means life-of-mine.

"Lydian" means Lydian International Limited.

"Lydian Armenia" means Lydian Armenia CJSC (formerly Geoteam CJSC).

"Lynx Metals" or "Lynx Metals Limited" means Lynx Metals Limited.

"m" means metre.

"m²" means square metre.

"m³" means cubic metre.

"Ma" means mega annum (million years).

"Management Proxyholder" has the meaning ascribed to such term in this Circular under the heading "General Proxy Information – Osisko Shareholders Entitled to Vote".

"Mantos" means Mantos Copper S.A.

"Mantos Blancos Mine" means the Mantos Blancos copper mine located in northern Chile operated by Mantos.

"Mantos Blancos Stream" has the meaning ascribed to such term in Schedule "E" – "Information Concerning the Resulting Company as of June 28, 2017" to this Circular under the heading "Description of the Business of the Resulting Company".

"Mantos Silver Purchase Price" means the purchase price for silver under the Mantos Stream Agreement.

"Mantos Stream Agreement" means the silver purchase agreement dated September 11, 2015, as amended, between Mantos, as seller and TitheCo, as purchaser, governing the purchase of silver produced at the Mantos Blancos Mine.

"masl" means meters above sea level.

"Material Adverse Effect" means an Orion Material Adverse Effect and/or an Osisko Material Adverse Effect as the context requires.

"Material Properties" means the Renard Diamond Mine, the Brucejack Gold Mine, and the Mantos Blancos Mine.

"Maxit Capital" means Maxit Capital LP, the financial advisor of Osisko.

"Maxit Fairness Opinion" means the fairness opinion delivered by Maxit Capital to Osisko and the Board, as set out in Schedule "B" – "Fairness Opinion of Maxit Capital" to this Circular.

"MDDELCC" means the Ministère du Développement durable, de l'Environnement et de la Lutte contre les changements climatiques (Ministry of Sustainable Development, the Environment and the Fight Against Climate Change) (formerly the MDDEP).

"Mecheshoo Agreement" means the impact and benefits agreement dated March 27, 2012 between SDCI, the Cree Nation of Mistissini, The Grand Council of the Crees (Eeyou Istchee) and the Cree Regional Authority.

"Meeting" means the special meeting of the Osisko Shareholders, including any adjournment or postponement thereof, to be held to consider the Share Issuance Resolution.

"MERN" means the Ministère de l'Énergie et des Ressources naturelles (Ministry of Energy and Natural Resources) (formerly the MRNF).

"MIC" means the management information circular of Osisko dated March 31, 2017, distributed in connection with the annual and special meeting of Osisko Shareholders held on May 4, 2017.

"Mine Lease" means the mining lease BM 1021.

"mm" means millimetre.

"Mt" means million tonnes (metric tons)

"MTQ" means the Ministère des Transports du Québec.

"MW" means megawatts.

"NCIB Program" has the meaning ascribed to such term in Schedule "C" – "Information Concerning Osisko as of June 28, 2017" to this Circular under the heading "Description of Shares – Redemption and Repurchases".

"NG" means natural gas.

"NI 43-101" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects or Regulation 43-101 respecting Standards of Disclosure for Mineral Projects in the Province of Québec.

"NI 45-102" means National Instrument 45-102 – Resale of Securities or Regulation 45-102 respecting Resale of Securities in the Province of Québec.

"No Action Letter" means written confirmation from the Commissioner of Competition (Canada) confirming that he/she/it does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the Acquisition Agreement.

"NOBOs" means Non-Registered Osisko Shareholders, who do not object to their name being made known to the issuer of securities known as "non-objecting beneficial owners".

"Non-Registered Osisko Shareholder" means a non-registered holder of Osisko Shares.

"Notice of Meeting" means the notice of special meeting accompanying this Circular.

"NPV" means net present value.

"NSR royalty" means net smelter return royalty.

"NYSE" means the New York Stock Exchange.

"OBOs" means Non-Registered Osisko Shareholders, who object to their name being made known to the issuer of securities known as "objecting beneficial owners".

"OP" means open pit.

"OPEX" means operating expenses.

"Options" means the outstanding options to purchase Osisko Shares granted under the stock option plan of Osisko or otherwise issued by Osisko.

"Orion Co IV" or "Orion Co IV (SO) Limited" means Orion Co IV (SO) Limited.

"Orion Funds" means, together, Orion Mine Finance (Master) Fund I LP and Orion Mine Finance (Master) Fund 1-A LP.

"Orion Parties" means, collectively, Orion Mine Finance (Master) Fund I LP, Orion Mine Finance (Master) Fund I-A LP, Orion Co-Investments I (Stream) LLC, Orion Co-Investments II LP, Orion Co-Investments IV LP, 8248567 Canada Limited and Lynx Metals.

"Orion Material Adverse Effect" means any change, effect, event, state of facts or occurrence that, individually or together with any other changes, effects, events, states of facts or occurrences, is or would reasonably be expected to (x) be material and adverse to the Directly Transferred Assets and the Holding Entities, taken as a whole or (y) materially impede the completion of the transactions contemplated under the Acquisition Agreement, other than any change, effect, event, state of facts or occurrence: (i) affecting the worldwide gold, silver, copper or diamond mining industry in general; (ii) in or relating to general political, economic or financial or market conditions generally (including any reduction in market indices); (iii) in or relating to IFRS or regulatory accounting requirements; (iv) in or relating to any change in Legal Requirements or any interpretation, application or non-application thereof by any Governmental Authority; or (v) resulting from changes in the price of gold, silver, copper or diamonds; provided, however, that such change, effect, event, state of facts or occurrence referred to in clauses (i) to (v) above does not have a disproportionate effect on the counterparties under the royalties, stream instruments or offtake instruments comprising the Acquired Assets, taken as a whole, compared to other companies of similar size operating in the mining industry.

"Orion Stream I" or "Orion Co-Investments I (Stream) LLC" means Orion Co-Investments I (Stream) LLC.

"Orion Stream II" or "Orion Co-Investments II (Stream) Limited" means Orion Co-Investments II (Stream) Limited.

"Osisko" means Osisko Gold Royalties Ltd, a company existing under the QBCA, and all successors thereto.

"Osisko Material Adverse Effect" means any change, effect, event, state of facts or occurrence that, individually or together with any other changes, effects, events, states of facts or occurrences, is or would reasonably be expected to (x) be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of Osisko or its subsidiaries, taken as a whole or (y) materially impede the completion of the transactions contemplated under the Acquisition Agreement, other than any change, effect, event, state of facts or occurrence: (i) affecting the worldwide gold mining industry in general; (ii) in or relating to general political, economic, financial or capital market conditions generally (including any reduction in market indices); (iii) in or relating to, IFRS or regulatory accounting requirements; (iv) in or relating to any change in Legal Requirements or any interpretation, application or non-application thereof by any Governmental Authority; (v) relating to a change in the market trading price of shares of Osisko arising from the announcement of the execution of the Acquisition Agreement or the transactions contemplated hereby or, subject to the proviso in the last clause of this definition, any change event or occurrence excluded from this definition under clauses (i) to (iv) and (vi); or (vi) resulting from changes in the price of gold; provided, however, that such change, effect, event, state of facts or occurrence referred to in clauses (i) to (iv) and (vi) above, does not have a disproportionate effect on Osisko and its subsidiaries (taken as a whole) compared to other companies of similar size operating in the mining industry.

"Osisko Shareholders" means the holders of Osisko Shares, and "Osisko Shareholder" means any one of them.

"Osisko Shares" means common shares in the capital of Osisko, and "Osisko Share" means any one of them.

"Parties" means Osisko and the Orion Parties, and "Party" means any of them.

"PEA" means preliminary economic assessment.

"Per Carat Cash Price" means the amount obtained by multiplying (a) US$50 (subject to an increase of 1% annually after three years) by (b) an amount equal to 20% of the weight in carats in the Subject Diamond.

"Person" means any natural person, Governmental Authority, corporation, general or limited partnership, joint venture, limited liability company, trust, association, or unincorporated entity of any kind, unless the context otherwise requires, including where an agreement is summarized in the Circular and the term "Person" or "person" is otherwise defined in such agreement.

"PK" means processed kimberlite.

"PKC" means processed kimberlite containment.

"PMD" means potential mineral deposit.

"Pre-Emptive Rights" has the meaning ascribed to such term in this Circular under the heading "The Subscription Agreements – Investor Rights Agreement – Pre-Emptive Rights".

"Preferred Shares" means preferred shares, issuable in series, in the capital of Osisko.

"Pretium Exploration" means Pretium Exploration Inc.

"Pretium Resources" means Pretium Resources Inc.

"Private Placement" means the issuance of an aggregate of 19,272,820 Osisko Shares consisting of (i) 18,887,363 Osisko Shares at a price of C$14.56 per Osisko Share to CDP, an affiliate of the Caisse, and the Fonds F.T.Q. for aggregate gross proceeds of C$275 million, and (ii) 385,457 Osisko Shares on account of the capital commitment fee payable in Osisko Shares to CDP and the Fonds F.T.Q.

"Private Placement Closing" means the closing of the Private Placement.

"Private Placement Closing Date" means the date on which Private Placement Closing occurs.

"Private Placement Shares" means the 19,272,820 Osisko Shares issuable pursuant to the Private Placement.

"Provisional Payment Amount" means a provisional payment equal to 90% of the product of (i) the number of ounces of refined gold credited to Orion Stream II and BTO and (ii) the London Bullion Market Association a.m. gold price.

"Proxy" means the form of proxy (on yellow paper) delivered to Osisko Shareholders or any other proper proxy form.

"Proxy Solicitation Agent" means Laurel Hill Advisory Group.

"Purchase Price" means the Cash Consideration and the Share Consideration.

"Purchase Right" means the right of Pretium Exploration to purchase the stream obligation under the Brucejack Stream Agreement.

"QA/QC" means quality assurance and quality control.

"QBCA" means the Business Corporations Act (Québec) and the regulations made thereunder.

"Québec Mining Act" means the Mining Act (Québec) (RSQ, c. M-13.1).

"qualified persons" or "QP" has the meaning ascribed to such term in NI 43-101.

"RACS" means remote avalanche control system.

"RC" means reverse circulation.

"Record Date" means June 19, 2017.

"Refined Precious Metals" means refined gold and refined silver produced at the Brucejack project.

"Registered Osisko Shareholder" means a registered holder of Osisko Shares as recorded in the shareholder register of Osisko maintained by CST Trust Company.

"Regulations" means all rules, regulations and directions in effect from time to time and made by any Governmental Authority having jurisdiction over the parties to the Acquisition Agreement or the transactions contemplated thereby.

"Renard Buyers" means one or more of Orion Steam I's designated affiliates and/or respective limited partners or investors.

"Renard Deposit" means US$250 million.

"Renard Kimberlite Pipes" means the kimberlites known as Renard 1, 2, 3, 4, 65, 7, 8, 9 and 10 located on the Foxtrot Property.

"Renard Mine" means the Renard Diamond Mine located in the James Bay region of north-central Québec operated by Stornoway.

"Renard Stream" has the meaning ascribed to such term in Schedule "E" – "Information Concerning the Resulting Company as of June 28, 2017" to this Circular under the heading "Description of the Business of the Resulting Company".

"Renard Streaming Agreement for the Forward Sale of Diamonds" means the streaming agreement for the forward sale of diamonds dated July 8, 2014 among FCDC, a wholly owned subsidiary of SDCI, Orion Stream I and the Renard Buyers.

"Replacement Options" means the replacement Options granted pursuant to a plan of arrangement involving Osisko, Virginia and 9081798 Canada Inc., which took effect on February 17, 2015.

"Resource Capital" means Resource Capital Fund VI L.P.

"Resulting Company" means Osisko and all of its subsidiaries immediately following the completion of the Acquisition.

"ROM" means run-of-mine.

"Royalty Agreement" means the restated Royalty Agreement between DIAQUEM Inc. and SDCI dated April 1, 2011.

"RSU Plan" means the restricted share unit plan of Osisko in effect since April 30, 2014.

"SASA" means SASA Mine DOOEL Makedonska Kamenica.

"SASA Payable Silver" under the SASA Stream Agreement, means the applicable percentage as follows: (a) Pb Conc - 95% payable after a deduction of 50 grams per dmt; and (b) Zn Conc - 65% payable after a deduction of 3 ounces per dmt.

"SASA Stream Agreement" means the silver purchase and sale agreement dated September 1, 2016, as amended, between Lynx Metals, as purchaser, and SASA, as seller.

"Saskatchewan Research Council" means Saskatchewan Research Council Geoanalytical Laboratories.

"SDCI" means Stornoway Diamonds (Canada) Inc.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act (Québec) and the rules, regulations and published policies made thereunder.

"Securities Authorities" means all applicable securities regulatory authorities, including the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada and the SEC.

"Securities Laws" means Canadian Securities Laws and U.S. Securities Laws and all other applicable securities Laws and applicable stock exchange rules and listing standards, including those of the NYSE and TSX.

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"Share Consideration" means the 30,906,594 Osisko Shares issuable to the Orion Parties in satisfaction of a portion of the Purchase Price pursuant to the Acquisition Agreement.

"Share Issuance Resolution" means the ordinary resolution of the Osisko Shareholders voting at the Meeting, in person or by proxy, approving the issuance of the Osisko Shares constituting the Share Consideration and the Private Placement Shares, substantially in the form set out in Schedule "A" – "Resolutions to be Approved at the Meeting" to this Circular.

"Shareholder Participation Agreement" means the agreement between Osisko and the Designated Orion Shareholders to be entered into at the Acquisition Closing pursuant to which, among other things, the Designated Orion Shareholders will agree to certain terms and conditions in connection with their ownership of the Osisko Shares comprising the Share Consideration.

"Silver Purchase Price" means the purchase price for the Amulsar Designated Silver Percentage.

"Silver Standard" means Silver Standard Resources Inc.

"Snowden" means Snowden Mining Industry Consultants Inc.

"spt" means stones per tonne.

"SRC" means Saskatchewan Research Council Geoanalytical Laboratories.

"Stornoway" means Stornoway Diamond Corporation or, if the context requires, its wholly owned subsidiary, SDCI.

"Stock Option Plan" means the stock option plan of Osisko approved by Osisko Shareholders on May 30, 2014.

"Subject Diamonds" means (a) until the Renard Buyers have been delivered six million carats of diamonds, all run of mine diamonds derived from the Renard Diamond Mine, and (b) after such amount of carats are delivered to the Renard Buyers, all run of mine diamonds derived from the life-of-mine kimberlites.

"Subject Diamond Interest" has the meaning ascribed to such term in Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017" to this Circular under the heading "Description of Material Assets – The Renard Stream";

"Subscription Agreements" means, together, the CDP Subscription Agreement and the Fonds F.T.Q. Subscription Agreement.

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment.

"Supplementary Information Request" has the meaning ascribed to such term in this Circular under the heading "The Acquisition – Canadian Competition Act Approval".

"t" means metric ton (tonne).

"TBMPL" means Thunder Bay Mineral Processing Laboratory.

"TFFE" means target for further exploration.

"Threshold Amount" has the meaning ascribed to such term in this Circular under the heading "The Acquisition Agreement – Indemnification – Limitation on Indemnification Amounts".

"Third Party Technical Reports" has the meaning ascribed to such term in Schedule "D" to this Circular under the heading "Acquired Material Properties".

"TitheCo" or "Orion TitheCo Limited" means Orion TitheCo Limited.

"Transfer Agent" means CST Trust Company.

"Tribunal" has the meaning ascribed to such term in this Circular under the heading "The Acquisition – Canadian Competition Act Approval".

"Triggering Event" means a change of control or transfer of substantially all assets of Pretium Resources, Pretium Exploration or any other Pretium Resources entity.

"Triggering Event Amount" means the greater of the following amounts (a) 13.6% of consideration received as a result of such Triggering Event which is attributable to the Brucejack project, and (b) an amount equal to the product of $150 million and (1.15)D/365, where "D" is the number of days from the date of the Brucejack Stream Agreement to the date of completion of such Triggering Event.

"TSX" means Toronto Stock Exchange.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended from time to time.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended from time to time.

"U.S. Securities Laws" means all applicable securities legislation in the U.S., including without limitation, the U.S. Securities Act and the U.S. Exchange Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof, and the securities laws of the states of the U.S.

"U.S. Securityholders" means those Osisko securityholders that are U.S. residents.

"V" means volts.

"Valard" means Valard Construction.

"Valley of the Kings" has the meaning ascribed to such term in Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017" to this Circular under the heading "Acquired Material Properties – Brucejack Gold Mine – History and Exploration".

"Valuation Samples" means the parcels of diamonds recovered during the 2007 bulk sampling program from the Renard 2, 3 and 4 kimberlite pipes.

"Virginia" means Virginia Mines Inc.

"Voting Agreement" means an agreement between Osisko and the Designated Orion Shareholder to be entered into at the Acquisition Closing.

"Warrants" means the outstanding warrants to purchase Osisko Shares granted or otherwise issued by Osisko.

"Western Copper" means Western Copper and Gold Corporation.

"WWW IDC" means WWW International Diamond Consultants Ltd.

CONSENT OF MAXIT CAPITAL LP

To:	The Directors of Osisko Gold Royalties Ltd

We have read the management information circular of Osisko Gold Royalties Ltd ("Osisko") dated June 29, 2017 (the "Circular") relating to the special meeting of shareholders of Osisko to be held to approve an ordinary resolution authorizing the issuance of 50,179,414 Osisko Shares (as defined in the Circular), comprised of (i) 30,906,594 Osisko Shares to be issued as the Share Consideration (as defined in the Circular), and (ii) 19,272,820 Osisko Shares to be issued in connection with the Private Placement (as defined in the Circular).

We consent to the inclusion in the Circular of our fairness opinion dated June 4, 2017, a summary of our fairness opinion and references to our firm name and our fairness opinion in the Circular.

(signed) "Maxit Capital LP"

Toronto, Ontario
June 29, 2017

SCHEDULE "A"

RESOLUTIONS TO BE APPROVED AT THE MEETING

SHARE ISSUANCE RESOLUTION

WHEREAS Osisko Gold Royalties Ltd ("Osisko") has entered into an Acquisition Agreement dated June 4, 2017 (the "Acquisition Agreement") with Orion Mine Finance (Master) Fund I LP, Orion Mine Finance (Master) Fund I-A LP, Orion Co-Investments I (Stream) LLC, Orion Co-Investments II LP, Orion Co-Investments IV LP, 8248567 Canada Limited, and Lynx Metals Limited (collectively, the "Orion Parties") whereby, subject to the terms and conditions of the Acquisition Agreement, Osisko will acquire all of the Orion Parties' right, title and interest in 74 royalties, streams and precious metal offtakes (the "Acquired Assets"), directly or through the acquisition of shares or other equity ownership interests of entities owned by the Orion Parties (the "Acquisition"), all as more fully described in the management information circular of Osisko dated June 29, 2017 (the "Circular");

AND WHEREAS under the terms of the Acquisition Agreement, the Orion Parties will receive, in exchange for the sale of the Acquired Assets, consideration comprised of (i) C$675 million in cash, subject to adjustment in accordance with the terms of the Acquisition Agreement (the "Cash Consideration"), and (ii) 30,906,594 Osisko Shares (as defined herein) (the "Share Consideration"), all as more fully described in the Circular;

AND WHEREAS pursuant to the Acquisition Agreement, each person designated by the Orion Parties to receive the Share Consideration in connection with the closing of the Acquisition has agreed to enter into a voting agreement (the "Voting Agreement") with Osisko, all as more fully described in the Circular;

AND WHEREAS Osisko has entered into a subscription agreement with each of CDP Investissements Inc., an affiliate of the Caisse de dépôt et placement du Québec (C$200 million) and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (C$75 million) (together, the "Subscription Agreements") pursuant to which Osisko wishes to complete a private placement financing of 18,887,363 common shares in the capital of Osisko ("Osisko Shares") at a price of C$14.56 per Osisko Share for aggregate gross proceeds of C$275 million (the "Private Placement"), to partially fund the Cash Consideration, all as more fully described in the Circular;

AND WHEREAS the Private Placement is subject to a seven percent capital commitment fee payable in Osisko Shares (two percent) and cash (five percent), which would result in the issuance of an additional 385,457 Osisko Shares to CDP Investissements Inc. and the Fonds de solidarité des travailleurs du Québec (F.T.Q.);

AND WHEREAS Osisko, in accordance with Section 611(c) of the TSX Company Manual (which requires shareholder approval in those instances where the number of securities issued or issuable in payment of the purchase price of an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis), wishes to obtain the requisite shareholder approval of (i) the issuance of the Osisko Shares comprising the Share Consideration, and (ii) the issuance of the Osisko Shares under the Private Placement to partially fund the Cash Consideration;

AND WHEREAS Osisko has agreed to issue an aggregate of 50,179,414 Osisko Shares in connection with the Acquisition and Private Placement, representing approximately 47.0% of the issued and outstanding Osisko Shares as of the date of this Circular;

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.	The issuance of 50,179,414 Osisko Shares comprised of:

(i)	30,906,594 Osisko Shares to be issued in payment of the Share Consideration pursuant to the terms of the Acquisition Agreement;

A-1

(ii)	18,887,363 Osisko Shares to be issued under the Private Placement to partially fund the Cash Consideration, pursuant to the terms of the Subscription Agreements; and

(iii)

385,457 Osisko Shares to be issued to CDP Investissements Inc. and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) as partial payment (two percent), in Osisko Shares, of the seven percent capital commitment fee payable in connection with the Private Placement, all as more fully described in the Circular, is hereby approved.

2.	The entering into by Osisko of the Voting Agreement in connection with the closing of the Acquisition, all as more fully described in the Circular, is hereby approved and confirmed.

3.

Any officer or director of Osisko is hereby authorized and directed for and on behalf of Osisko to execute or cause to be executed, under the corporate seal of Osisko or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

4.	The board of directors of Osisko be and it is authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto.

A-2

SCHEDULE "B"

FAIRNESS OPINION OF MAXIT CAPITAL

See attached.

Brookfield Place, 181 Bay Street, Suite 830
Toronto, ON M5J 2T3

June 4, 2017

Osisko Gold Royalties Ltd
1100 Avenue des Canadiens,
Suite 300, P.O. Box 211
Montreal, QC, H3B 2S2

To the Board of Directors:

Maxit Capital LP ("Maxit Capital", "we" or "us") understands that Osisko Gold Royalties Ltd ("Osisko" or the "Company") is proposing to enter into an Acquisition Agreement (the "Acquisition Agreement") with Orion Mine Finance (Master) Fund I LP, Orion Mine Finance (Master) Fund I-A LP, Orion Co-Investments I (Stream) LLC, Orion Co-Investments II LP, Orion Co-Investments IV LP, 8248567 Canada Limited, and Lynx Metals Limited (collectively, the "Sellers") whereby, subject to the terms and conditions of the Acquisition Agreement, Osisko will acquire all of the Sellers' right, title and interest in a portfolio of 74 royalty, stream and precious metal offtake assets (the "Purchased Assets"), directly or indirectly through the acquisition of equity ownership interests of wholly-owned or partially-owned entities of the Sellers (the "Acquisition").

We further understand that:

a)

pursuant to the terms of the Acquisition Agreement, the Sellers will receive, in exchange for the Purchased Assets, total consideration of C$1,125 million (the "Purchase Price") comprised of (i) C$675 million in cash (the "Cash Consideration"), and (ii) C$450 million in common shares of Osisko (the "Share Consideration");

b)

in connection with the Acquisition, Osisko will complete a concurrent equity private placement with the Caisse de dépôt et placement du Québec ("CDPQ") and the Fonds de solidarité FTQ ("FTQ") for aggregate gross proceeds of C$275 million (the "Private Placement"), subject to a 7% capital commitment fee payable 5% in cash and 2% in common shares of Osisko ("Osisko Shares");

c)

to effect the Acquisition and Private Placement, the Company will issue (the "Share Issuance") approximately 50.2 million Osisko Shares, consisting of approximately (i) 30.9 million Osisko Shares to be issued as the Share Consideration, and (ii) 19.3 million Osisko Shares to be issued under the Private Placement;

d)	upon completion of the Private Placement and the Acquisition, the Sellers, CDPQ and FTQ will control respectively approximately 19.7%, 12.1% and 5.5% of the pro forma Osisko Shares;

e)

to fund the Cash Consideration, the proceeds of the Private Placement will be used, along with a draw of approximately C$150 million under Osisko's revolving credit facility and approximately C$250 million of existing cash reserves;

f)

the completion of the Private Placement and the Acquisition will be conditional upon, among other things, approval of the Share Issuance by a majority of votes cast by shareholders of Osisko ("Osisko Shareholders") at a special meeting of the Osisko Shareholders (the "Osisko Meeting"); and

g)

the terms and conditions of the Private Placement and the Acquisition will be more fully described in a management information circular (the "Circular") which will be prepared by the management of Osisko and mailed to the Osisko Shareholders prior to the Osisko Meeting.

Engagement of Maxit Capital

By letter agreement dated June 4, 2017 (the "Engagement Agreement"), the Company retained Maxit Capital to act as financial advisor in connection with the Acquisition. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver a written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Purchase Price to be paid by Osisko for the Purchased Assets.

Maxit Capital will be paid a fixed fee for rendering this Opinion, no portion of which is conditional upon this Opinion being favourable. Maxit Capital will also be paid an additional fee if the Acquisition is completed. The Company has also agreed to reimburse Maxit Capital for its reasonable out-of-pocket expenses and to indemnify Maxit Capital in respect of certain liabilities that might arise out of our engagement.

Credentials of Maxit Capital

Maxit Capital is an independent advisory firm with expertise in mergers and acquisitions. The Opinion expressed herein is the opinion of Maxit Capital and the form and content herein have been approved for release by its managing partners, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of Maxit Capital

Neither Maxit Capital, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, the Sellers, or any of their respective associates or affiliates (collectively, the "Interested Parties").

Maxit Capital has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Company pursuant to the Engagement Agreement.

Other than as described in the Engagement Agreement, there are no other understandings, agreements or commitments between Maxit Capital and any of the Interested Parties with respect to any current or future business dealings which would be material to the Opinion. Maxit Capital may, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i.	a draft of the Acquisition Agreement dated June 2, 2017;

ii.

the annual reports, including the comparative audited consolidated financial statements and management's discussion and analysis, of the Company for the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014;

iii.

the interim reports, including the comparative unaudited consolidated financial statements and management's discussion and analysis, of the Company for the quarters ended March 31, 2017 and September 30, 2016;

iv.	the annual information forms of the Company for the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014;

v.

certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company and Sellers concerning the business operations, assets, liabilities and prospects of the Company and the Sellers;

vi.

internal management forecasts, development and operating projections, estimates (including future estimates of mineable resources) and budgets prepared or provided by or on behalf of the Company and the Sellers;

vii.	discussions with management of the Company relating to the business and financial condition of the Company and the Sellers;

viii.	select public market trading statistics and relevant financial information of the Company and other public entities;

ix.	select financial statistics and relevant financial information with respect to relevant precedent transactions;

x.	select reports published by equity research analysts and industry sources regarding the Company and other comparable public entities;

xi.	a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company as to the completeness and accuracy of the Information (as defined below); and

xii.	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

Maxit Capital has also participated in discussions regarding the Private Placement, Acquisition and related matters with Bennett Jones LLP, legal counsel to Company.

In addition, we have participated in discussions with members of the senior management of the Sellers and their legal and financial advisors regarding its businesses, operations, financial condition, prospects and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below. We have not been asked to prepare, and have not prepared, a formal valuation or appraisal of any of the assets or securities of the Company or its affiliates and our Opinion should not be construed as such.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, including information provided by the Company in relation to the Seller, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of the Company and the reports of the auditors thereon and the interim unaudited financial statements of the Company.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the Company's business, plans, financial condition and prospects.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that (i) the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading "Scope of Review" (collectively, the "Information"), are complete, true and correct in all material respects at the date the Information was provided to us and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)), and (ii) since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Acquisition or the sufficiency of this letter for your purposes. Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Private Placement or the Acquisition.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Acquisition and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of Maxit Capital, provided that the Opinion may be reproduced in full in the Circular. Our Opinion does not address the relative merits of the Acquisition as compared to other business strategies or transactions that might be available to the Company or in which the Company might engage. Our Opinion is not intended to be and does not constitute a recommendation to any Osisko Shareholders with respect to the Acquisition. Additionally, we do not express any opinion as to the prices at which the Osisko Shares may trade at any time.

Maxit Capital believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the Information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Purchase Price to be paid by Osisko pursuant to the Acquisition Agreement is fair, from a financial point of view, to Osisko.

Yours very truly,

(signed) "Maxit Capital LP"

Maxit Capital LP

SCHEDULE "C"

INFORMATION CONCERNING OSISKO AS OF JUNE 28, 2017

The following information concerning Osisko should be read in conjunction with the information described below under "Documents Incorporated by Reference" and the information concerning Osisko appearing elsewhere in the Circular. Capitalized terms used but not otherwise defined in this Schedule "C" – "Information Concerning Osisko as of June 28, 2017" shall have the meaning ascribed to them in the Circular. See "Glossary of Terms".

Documents Incorporated by Reference

Information has been incorporated by reference in the Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from André Le Bel, Vice President, Legal Affairs and Corporate Secretary, at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2. Alternatively, these documents may be obtained at Osisko's website at www.osiskogr.com, and are also available under Osisko's issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The following documents ("documents incorporated by reference") of Osisko are specifically incorporated by reference herein and form an integral part of the Circular:

(a)	the annual information form of Osisko for the financial year ended December 31, 2016, dated March 21, 2017 (the "AIF");

(b)

the audited consolidated financial statements of Osisko as at and for the years ended December 31, 2016 and December 31, 2015, together with the notes thereto (the "Annual Financial Statements") and the auditor's report thereon, dated March 15, 2017;

(c)	the management's discussion and analysis of Osisko relating to the Annual Financial Statements, dated March 15, 2017;

(d)

the unaudited consolidated financial statements of Osisko for the three months ended March 31, 2017 and March 31, 2016, together with the notes thereto, dated May 4, 2017 (the "Interim Financial Statements");

(e)	the management's discussion and analysis of Osisko relating to the Interim Financial Statements, dated May 4, 2017; and

(f)	the MIC dated March 31, 2017, distributed in connection with the annual and special meeting of Osisko Shareholders held on May 4, 2017.

Any document of the type referred to above in (a) through (f) and any other document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions or Regulation 44-101 respecting Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus filed by Osisko with a securities commission or similar regulatory authority in Canada after the date of the Circular and prior to the date of completion of the Acquisition will be deemed to be incorporated by reference in the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of the Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of the Circular.

Summary Description of the Business

Osisko is a public company traded on the TSX and the NYSE and is domiciled in the Province of Québec, Canada. Osisko is focused on acquiring and managing precious metal and other high-quality royalties and streams and similar interests in the Americas. The cornerstone assets include the 5% NSR royalty on the Canadian Malartic mine located in Malartic, Québec and the sliding scale 2.0% to 3.5% NSR royalty on the Éléonore mine, located in the James Bay area in Québec. Osisko has also entered into a silver stream agreement with Taseko Mines Limited on the Gibraltar mine located in British Columbia (in February 2017) and owns a portfolio of royalties, options on royalties/stream financing and exclusive rights to participate in future royalty/stream financings on various projects in Canada and the United States. In addition, Osisko invests in equities of exploration, development and royalty companies.

Osisko's head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2.

Technical Information

Luc Lessard, Eng., who is a "qualified person" for the purpose of NI 43-101, is named in the AIF as having reviewed and approved certain scientific and technical information as set out under the heading "Material Mineral Project – The Canadian Malartic Royalty" with respect to the Canadian Malartic Royalty. Paul Archer, M.Sc., Eng., who is a "qualified person" for the purpose of NI 43-101 is named in the AIF as having reviewed and approved certain scientific and technical information as set out under the heading "Material Mineral Project – The Éléonore Royalty" with respect to the Éléonore Royalty.

Material Mineral Projects

Osisko considers the Canadian Malartic Royalty and the Éléonore Royalty to currently be its only material mineral projects for the purposes of NI 43-101. Information with respect to each of the Canadian Malartic Royalty and the Éléonore Royalty may be reviewed under the headings "Material Mineral Project – The Canadian Malartic Royalty" and "Material Mineral Project – The Éléonore Royalty ", respectively, in the AIF.

Subsequent to the AIF, on April 19, 2017, the Government of Québec announced the issuance of two decrees authorizing the Canadian Malartic General Partnership to carry out the proposed expansion of the Canadian Malartic mine and the diversion of Highway 117 in Malartic. The preparatory work for this project will begin after obtaining the certificates of authorization issued by the Ministry of Sustainable Development, Environment and Climate Change, which will specify the conditions for carrying out the Project. For additional information, see the news release of Agnico Eagle Mines Limited dated April 27, 2017.

Consolidated Capitalization

The following table sets out the capitalization of Osisko as at March 31, 2017, the date of Osisko's most recently filed financial statements and on a pro forma basis as at March 31, 2017, after giving effect to the Acquisition, as if it had occurred on March 31, 2017. The table should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Osisko attached as Schedule "G" – "Unaudited Pro Forma Condensed Consolidated Financial Statements of Osisko" to the Circular, as well as with the other disclosure contained in this Schedule "C" – "Information Concerning Osisko as of June 28, 2017" and elsewhere in the Circular, including the risk factors described under the heading "Risk Factors".

		As at March 31, 2017 after
		giving effect to the Acquisition
	As at March 31, 2017	and the Private Placement
	(expressed in thousands of	(expressed in thousands of
	Canadian dollars)	Canadian dollars)
Long Term Debt	46,005	196,005
Share capital(1)	910,474	1,672,839
Warrants	30,901	30,901
Contributed surplus	11,735	11,735
Equity component of convertible debenture	3,091	3,091
Accumulated other comprehensive income	9,081	9,081
Retained earnings	251,635	243,635
Non-controlling interests	1,800	1,800
Total equity	1,218,717	1,973,082
Total capitalization	1,264,722	2,169,087

____________________

Note:

(1)

Consisting of 106,593,350 Osisko Shares issued and outstanding as of March 31, 2017 and 50,179,414 Osisko Shares issued and outstanding as of March 31, 2017 after giving effect to the Acquisition and the Private Placement, but assuming that no Warrants or Options have been exercised to purchase Osisko Shares.

Other than as set forth in the table below, there has been no material change in the consolidated capitalization of Osisko since March 31, 2017:

Description of Security	Number Authorized as at the date of this Circular	Number Outstanding as of March 31, 2017	Number Outstanding as of the date of this Circular
Common Shares	Unlimited	106,593,350	106,743,944
Preferred Shares	In Series	Nil	Nil
Options	Not Applicable	3,014,333	3,614,861
Warrants	Not Applicable	11,195,500	11,195,500

Description of Shares

Osisko is authorized to issue an unlimited number of Osisko Shares without nominal or par value.

Subject to the rights and restrictions attaching to the Preferred Shares and to the terms of the Osisko amended and restated shareholder rights plan dated May 4, 2017, the rights, privileges, conditions and restrictions attaching to the Osisko Shares, as a class, are equal in all respects and include the following rights:

Dividends

Subject to the rights and restrictions attaching to any series of Preferred Shares, the holders of the Osisko Shares shall have the right to receive, if, as and when declared by the Board, any dividend on such dates and for such amounts as the Board may from time to time determine.

Participation in case of Dissolution or Liquidation

Subject to the rights and restrictions attaching to any series of Preferred Shares, the holders of the Osisko Shares shall have the right, upon the liquidation, dissolution or winding-up of Osisko, to receive the remaining property of Osisko.

Right to Vote

The holders of the Osisko Shares shall have the right to one (1) vote at any meeting of the Osisko Shareholders, except meetings at which only holders of any series of Preferred Shares are entitled to vote.

Redemption and Repurchases

As at June 28, 2017, 106,743,944 Osisko Shares were issued and outstanding.

On October 17, 2016, Osisko announced that the TSX had approved its notice of intention to make a normal course issuer bid (the "NCIB Program"). Under the terms of the NCIB Program, Osisko may acquire up to 5,330,217 Osisko Shares from time to time in accordance with the normal course issuer bid procedures of the TSX. As at June 28, 2017, Osisko had purchased 150,000 Osisko Shares under the NCIB Program. Osisko has appointed Macquarie Capital Markets Canada Ltd. to make any purchases under the NCIB Program on its behalf.

Information with respect to the Preferred Shares may be reviewed under the heading "Description of Capital Structure – Preferred Shares", in the AIF. As at June 28, 2017, no Preferred Shares were issued and outstanding.

Prior Sales

Other than as described below, during the two-year period before the date of this Circular, Osisko has not issued any other Osisko Shares or securities that are convertible or exchangeable into Osisko Shares.

Date of Issuance	Number of Securities Issued	Type of Security	Price per Security	Reason for Issuance
June 28, 2017	5,420	Osisko Shares	C$13.62	Arrangement(2)
June 27, 2017	100	Osisko Shares	C$13.62	Exercise of Osisko Options(4)
June 26, 2017	3,333	Osisko Shares	C$13.38	Exercise of Osisko Options(4)
June 15, 2017	1,667	Osisko Shares	C$13.38	Exercise of Osisko Options(4)
June 15, 2017	1,667	Osisko Shares	C$15.80	Exercise of Osisko Options(4)
June 15, 2017	1,667	Osisko Shares	C$13.38	Exercise of Osisko Options(4)

Date of Issuance	Number of Securities Issued	Type of Security	Price per Security	Reason for Issuance
June 15, 2017	5,000	Osisko Shares	C$15.80	Exercise of Osisko Options(4)
June 14, 2017	5,473	Osisko Shares	C$10.73	Arrangement(2)
June 13, 2017	1,667	Osisko Shares	C$13.38	Exercise of Osisko Options(4)
June 12, 2017	1,806	Osisko Shares	C$13.62	Arrangement(2)
June 9, 2017	5,476	Osisko Shares	C$10.58	Arrangement(2)
June 9, 2017	5,484	Osisko Shares	C$9.79	Arrangement(2)
June 9, 2017	5,481	Osisko Shares	C$9.83	Arrangement(2)
June 9, 2017	5,478	Osisko Shares	C$9.98	Arrangement(2)
June 9, 2017	4,968	Osisko Shares	C$13.62	Arrangement(2)
June 9, 2017	1,667	Osisko Shares	C$15.80	Exercise of Osisko Options(4)
June 9, 2017	1,667	Osisko Shares	C$13.38	Exercise of Osisko Options(4)
June 9, 2017	8,209	Osisko Shares	C$10.73	Arrangement(2)
June 7, 2017	726,800	Options	C$16.66	Annual Grant of Osisko Options(1)
June 6, 2017	4,516	Osisko Shares	C$13.62	Arrangement(2)
June 6, 2017	4,516	Osisko Shares	C$13.93	Arrangement(2)
June 6, 2017	4,563	Osisko Shares	C$10.58	Arrangement(2)
May 25, 2017	4,560	Osisko Shares	C$10.73	Arrangement(2)
May 23, 2017	8,214	Osisko Shares	C$10.58	Arrangement(2)
May 23, 2017	5,487	Osisko Shares	C$8.35	Arrangement(2)
May 19, 2017	4,565	Osisko Shares	C$9.98	Arrangement(2)
May 17, 2017	4,567	Osisko Shares	C$9.83	Arrangement(2)
May 11, 2017	5,701	Osisko Shares	C$15.05	Employee Share Purchase Plan(3)
April 26, 2017	2,667	Osisko Shares	C$13.38	Exercise of Osisko Options(4)
April 21, 2017	7,226	Osisko Shares	C$13.93	Arrangement(2)
April 17, 2017	21,954	Osisko Shares	C$14.62	Dividend Reinvestment Plan(5)
April 17, 2017	2,667	Osisko Shares	C$13.62	Exercise of Osisko Options(4)
April 12, 2017	3,161	Osisko Shares	C$13.62	Arrangement(2)
March 30, 2017	400	Osisko Shares	C$13.38	Exercise of Osisko Options(4)
March 30, 2017	1,333	Osisko Shares	C$13.38	Exercise of Osisko Options(4)
March 24, 2017	4,570	Osisko Shares	C$9.79	Arrangement(2)
March 24, 2017	2,000	Osisko Shares	C$13.38	Exercise of Osisko Options(4)
March 23, 2017	14,609	Osisko Shares	C$9.98	Arrangement(2)
March 23, 2017	14,633	Osisko Shares	C$8.35	Arrangement(2)

Date of Issuance	Number of Securities Issued	Type of Security	Price per Security	Reason for Issuance
March 20, 2017	36,600	Options	C$14.78	Grant of Osisko Options to new employees(1)
February 15, 2017	2,216	Osisko Shares	C$13.93	Arrangement(2)
February 10, 2017	3,000	Osisko Shares	C$13.62	Arrangement(2)
February 10, 2017	2,468	Osisko Shares	C$13.93	Arrangement(2)
February 10, 2017	2,500	Osisko Shares	C$13.93	Arrangement(2)
February 10, 2017	2,300	Osisko Shares	C$13.93	Arrangement(2)
February 9, 2017	5,017	Osisko Shares	C$10.73	Arrangement(2)
February 9, 2017	2,258	Osisko Shares	C$13.62	Arrangement(2)
February 8, 2017	2,258	Osisko Shares	C$13.62	Arrangement(2)
February 6, 2017	3,000	Osisko Shares	C$9.79	Arrangement(2)
January 26, 2017	3,000	Osisko Shares	C$9.79	Arrangement(2)
January 24, 2017	2,652	Osisko Shares	C$9.79	Arrangement(2)
January 17, 2017	6,554	Osisko Shares	C$12.88	Employee Share Purchase Plan(3)
January 16, 2017	13,417	Osisko Shares	C$13.69	Dividend Reinvestment Plan(5)
January 12, 2017	4,200	Osisko Shares	C$9.79	Arrangement(2)
January 5, 2017	3,650	Osisko Shares	C$10.58	Arrangement(2)
December 23, 2016	3,650	Osisko Shares	C$10.58	Arrangement(2)
December 19, 2016	3,648	Osisko Shares	C$10.73	Arrangement(2)
December 2, 2016	3,656	Osisko Shares	C$9.79	Arrangement(2)
November 17, 2016	49,100	Options	C$13.41	Grant of Osisko Options to newly appointed Officers(1)
November 7, 2016	4,560	Osisko Shares	C$10.73	Arrangement(2)
November 4, 2016	5,000	Osisko Shares	C$9.79	Exercise of Osisko Options(4)
October 14, 2016	13,744	Osisko Shares	C$12.98	Dividend Reinvestment Plan(5)
October 13, 2016	8,710	Osisko Shares	C$14.54	Employee Share Purchase Plan(3)
October 6, 2016	3,652	Osisko Shares	C$9.98	Arrangement(2)
September 8, 2016	4,563	Osisko Shares	C$10.58	Arrangement(2)
August 26, 2016	5,020	Osisko Shares	C$10.58	Arrangement(2)
August 23, 2016	4,922	Osisko Shares	C$9.98	Arrangement(2)
August 22, 2016	100	Osisko Shares	C$9.98	Arrangement(2)
August 15, 2016	2,667	Osisko Shares	C$14.90	Arrangement(2)
August 9, 2016	2,027	Osisko Shares	C$9.79	Arrangement(2)
August 8, 2016	5,024	Osisko Shares	C$9.83	Arrangement(2)
August 5, 2016	2,667	Osisko Shares	C$15.80	Exercise of Osisko Options(4)

Date of Issuance	Number of Securities Issued	Type of Security	Price per Security	Reason for Issuance
August 5, 2016	2,285	Osisko Shares	C$9.79	Arrangement(2)
August 5, 2016	2,000	Osisko Shares	C$9.79	Arrangement(2)
August 5, 2016	5,484	Osisko Shares	C$9.79	Arrangement(2)
August 5, 2016	5,281	Osisko Shares	C$9.83	Arrangement(2)
August 5, 2016	2,000	Osisko Shares	C$8.35	Arrangement(2)
August 5, 2016	1,800	Osisko Shares	C$13.93	Arrangement(2)
August 5, 2016	1,667	Osisko Shares	C$15.80	Arrangement(2)
August 5, 2016	1,000	Osisko Shares	C$13.62	Arrangement(2)
August 5, 2016	968	Osisko Shares	C$13.62	Arrangement(2)
August 5, 2016	2,572	Osisko Shares	C$8.35	Arrangement(2)
August 5, 2016	2,000	Osisko Shares	C$8.35	Arrangement(2)
August 5, 2016	4,574	Osisko Shares	C$7.84	Arrangement(2)
August 5, 2016	3,779	Osisko Shares	C$6.09	Arrangement(2)
August 4, 2016	200	Osisko Shares	C$9.83	Arrangement(2)
August 4, 2016	800	Osisko Shares	C$6.09	Arrangement(2)
August 4, 2016	10,000	Options	C$17.84	Grant of Osisko Options to new employee(1)
July 19, 2016	1,000	Osisko Shares	C$10.73	Arrangement(2)
July 15, 2016	27,360	Osisko Shares	C$16.95	Dividend Reinvestment Plan(5)
July 15, 2016	3,661	Osisko Shares	C$7.68	Arrangement(2)
July 14, 2016	1,000	Osisko Shares	C$10.73	Arrangement(2)
July 14, 2016	3,000	Osisko Shares	C$9.79	Arrangement(2)
July 14, 2016	3,000	Osisko Shares	C$9.79	Arrangement(2)
July 14, 2016	2,226	Osisko Shares	C$9.79	Arrangement(2)
July 13, 2016	1,017	Osisko Shares	C$10.73	Arrangement(2)
July 12, 2016	7,970	Osisko Shares	C$16.79	Employee Share Purchase Plan(3)
July 11, 2016	1,000	Osisko Shares	C$9.79	Arrangement(2)
July 11, 2016	1,000	Osisko Shares	C$10.73	Arrangement(2)
July 8, 2016	5,478	Osisko Shares	C$9.98	Arrangement(2)
July 7, 2016	7,226	Osisko Shares	C$13.62	Arrangement(2)
July 7, 2016	3,654	Osisko Shares	C$9.83	Arrangement(2)
July 7, 2016	1,000	Osisko Shares	C$10.73	Arrangement(2)
June 29, 2016	2,667	Osisko Shares	C$14.90	Arrangement(2)
June 29, 2016	1,829	Osisko Shares	C$7.84	Arrangement(2)
June 16, 2016	3,161	Osisko Shares	C$13.93	Arrangement(2)

Date of Issuance	Number of Securities Issued	Type of Security	Price per Security	Reason for Issuance
June 15, 2016	5,489	Osisko Shares	C$7.84	Arrangement(2)
June 15, 2016	822	Osisko Shares	C$9.83	Arrangement(2)
June 14, 2016	7,400	Osisko Shares	C$9.83	Arrangement(2)
June 13, 2016	8,218	Osisko Shares	C$9.98	Arrangement(2)
June 10, 2016	2,667	Osisko Shares	C$14.90	Exercise of Osisko Options(4)
June 9, 2016	5,000	Osisko Shares	C$9.79	Arrangement(2)
June 9, 2016	2,258	Osisko Shares	C$13.62	Arrangement(2)
June 8, 2016	3,661	Osisko Shares	C$6.85	Arrangement(2)
May 30, 2016	3,000	Osisko Shares	C$6.09	Arrangement(2)
May 20, 2016	1,654	Osisko Shares	C$9.83	Arrangement(2)
May 20, 2016	2,000	Osisko Shares	C$9.83	Arrangement(2)
May 20, 2016	1,800	Osisko Shares	C$9.98	Arrangement(2)
May 20, 2016	1,852	Osisko Shares	C$9.98	Arrangement(2)
May 20, 2016	14,639	Osisko Shares	C$7.84	Arrangement(2)
May 19, 2016	3,656	Osisko Shares	C$9.79	Arrangement(2)
May 19, 2016	3,658	Osisko Shares	C$8.35	Arrangement(2)
May 19, 2016	3,659	Osisko Shares	C$7.84	Arrangement(2)
May 19, 2016	1,563	Osisko Shares	C$6.09	Arrangement(2)
May 19, 2016	3,648	Osisko Shares	C$10.73	Arrangement(2)
May 19, 2016	10,737	Osisko Shares	C$6.09	Arrangement(2)
May 18, 2016	3,658	Osisko Shares	C$8.35	Arrangement(2)
May 16, 2016	3,656	Osisko Shares	C$9.79	Arrangement(2)
May 16, 2016	3,654	Osisko Shares	C$9.83	Arrangement(2)
May 12, 2016	3,652	Osisko Shares	C$9.98	Arrangement(2)
May 12, 2016	3,658	Osisko Shares	C$8.35	Arrangement(2)
May 12, 2016	3,659	Osisko Shares	C$7.84	Arrangement(2)
May 12, 2016	3,663	Osisko Shares	C$6.09	Arrangement(2)
May 12, 2016	3,661	Osisko Shares	C$7.68	Arrangement(2)
May 12, 2016	3,661	Osisko Shares	C$6.85	Arrangement(2)
May 6, 2016	2,258	Osisko Shares	C$13.93	Arrangement(2)
May 6, 2016	2,258	Osisko Shares	C$13.62	Arrangement(2)
May 4, 2016	7,301	Osisko Shares	C$10.58	Arrangement(2)
May 3, 2016	6,797	Osisko Shares	C$10.73	Arrangement(2)
April 22, 2016	7,312	Osisko Shares	C$9.79	Arrangement(2)
April 22, 2016	2,710	Osisko Shares	C$13.93	Arrangement(2)

Date of Issuance	Number of Securities Issued	Type of Security	Price per Security	Reason for Issuance
April 22, 2016	2,710	Osisko Shares	C$13.62	Arrangement(2)
April 15, 2016	20,266	Osisko Shares	C$14.10	Dividend Reinvestment Plan(5)
April 13, 2016	10,205	Osisko Shares	C$13.54	Employee Share Purchase Plan(3)
April 4, 2016	8,214	Osisko Shares	C$10.58	Arrangement(2)
April 4, 2016	8,209	Osisko Shares	C$10.73	Arrangement(2)
April 4, 2016	8,226	Osisko Shares	C$9.79	Arrangement(2)
April 4, 2016	8,222	Osisko Shares	C$9.83	Arrangement(2)
April 4, 2016	8,218	Osisko Shares	C$9.98	Arrangement(2)
April 1, 2016	3,654	Osisko Shares	C$9.83	Arrangement(2)
April 1, 2016	8,242	Osisko Shares	C$6.09	Arrangement(2)
April 1, 2016	8,234	Osisko Shares	C$7.84	Arrangement(2)
April 1, 2016	8,231	Osisko Shares	C$8.35	Arrangement(2)
March 30, 2016	9,526	Osisko Shares	C$13.95	Employee Share Purchase Plan(3)
March 22, 2016	8,238	Osisko Shares	C$7.68	Arrangement(2)
March 21, 2016	1,020,600	Options	C$13.38	Annual Grant of Osisko Options(1)
March 21, 2016	8,238	Osisko Shares	C$6.85	Arrangement(2)
March 15, 2016	3,648	Osisko Shares	C$10.73	Arrangement(2)
March 14, 2016	8,248	Osisko Shares	C$5.89	Arrangement(2)
March 11, 2016	5,000	Options	C$14.48	Grant of Osisko Options to new employee(1)
March 11, 2016	500	Osisko Shares	C$10.73	Arrangement(2)
March 11, 2016	1,027	Osisko Shares	C$9.79	Arrangement(2)
March 10, 2016	1,825	Osisko Shares	C$10.73	Arrangement(2)
March 10, 2016	2,000	Osisko Shares	C$9.83	Arrangement(2)
March 10, 2016	2,000	Osisko Shares	C$9.79	Arrangement(2)
March 10, 2016	4,516	Osisko Shares	C$13.93	Arrangement(2)
February 26, 2016	11,431,000	Osisko Shares	C$15.10	Prospectus Offering(6)
February 26, 2016	5,715,500	Osisko Warrants	C$19.08	Prospectus Offering(6)
February 17, 2016	1,825	Osisko Shares	C$10.58	Arrangement(2)
February 11, 2016	2,710	Osisko Shares	C$13.93	Arrangement(2)
February 11, 2016	2,000	Osisko Shares	C$9.79	Arrangement(2)
February 10, 2016	3,613	Osisko Shares	C$13.62	Arrangement(2)
February 10, 2016	3,020	Osisko Shares	C$10.58	Arrangement(2)
February 9, 2016	2,736	Osisko Shares	C$10.73	Arrangement(2)
February 8, 2016	2,000	Osisko Shares	C$10.58	Arrangement(2)

Date of Issuance	Number of Securities Issued	Type of Security	Price per Security	Reason for Issuance
February 8, 2016	2,710	Osisko Shares	C$13.62	Arrangement(2)
February 8, 2016	2,740	Osisko Shares	C$9.83	Arrangement(2)
February 8, 2016	2,742	Osisko Shares	C$9.79	Arrangement(2)
February 8, 2016	2,736	Osisko Shares	C$10.73	Arrangement(2)
February 8, 2016	2,738	Osisko Shares	C$10.58	Arrangement(2)
February 4, 2016	4,572	Osisko Shares	C$8.35	Arrangement(2)
February 4, 2016	4,565	Osisko Shares	C$9.98	Arrangement(2)
February 4, 2016	4,567	Osisko Shares	C$9.83	Arrangement(2)
February 4, 2016	4,570	Osisko Shares	C$9.79	Arrangement(2)
February 4, 2016	4,560	Osisko Shares	C$10.73	Arrangement(2)
February 4, 2016	4,563	Osisko Shares	C$10.58	Arrangement(2)
February 4, 2016	4,516	Osisko Shares	C$13.62	Arrangement(2)
February 3, 2016	1,826	Osisko Shares	C$9.98	Arrangement(2)
January 18, 2016	5,017	Osisko Shares	C$10.73	Arrangement(2)
January 18, 2016	4,968	Osisko Shares	C$13.62	Arrangement(2)
January 16, 2016	22,163	Osisko Shares	C$13.92	Dividend Reinvestment Plan(5)
January 15, 2016	4,968	Osisko Shares	C$13.93	Arrangement(2)
January 14, 2016	9,168	Osisko Shares	C$4.65	Arrangement(2)
January 14, 2016	8,248	Osisko Shares	C$3.49	Arrangement(2)
January 14, 2016	8,253	Osisko Shares	C$3.89	Arrangement(2)
January 12, 2016	3,161	Osisko Shares	C$13.93	Arrangement(2)
January 12, 2016	5,024	Osisko Shares	C$9.83	Arrangement(2)
January 12, 2016	4,516	Osisko Shares	C$13.93	Arrangement(2)
January 11, 2016	3,613	Osisko Shares	C$13.93	Arrangement(2)
January 8, 2016	5,022	Osisko Shares	C$9.98	Arrangement(2)
December 17, 2015	3,659	Osisko Shares	C$7.84	Arrangement(2)
December 16, 2015	4,516	Osisko Shares	C$13.62	Arrangement(2)
December 14, 2015	4,572	Osisko Shares	C$8.35	Arrangement(2)
December 9, 2015	4,560	Osisko Shares	C$10.73	Arrangement(2)
December 8, 2015	18,327	Osisko Shares	C$4.23	Arrangement(2)
December 2, 2015	20,000	Osisko Shares	C$4.23	Arrangement(2)
December 2, 2015	16,502	Osisko Shares	C$4.65	Arrangement(2)
December 2, 2015	14,646	Osisko Shares	C$6.85	Arrangement(2)
December 2, 2015	14,646	Osisko Shares	C$7.68	Arrangement(2)
December 2, 2015	14,664	Osisko Shares	C$5.89	Arrangement(2)

Date of Issuance	Number of Securities Issued	Type of Security	Price per Security	Reason for Issuance
December 2, 2015	14,664	Osisko Shares	C$3.49	Arrangement(2)
December 2, 2015	14,673	Osisko Shares	C$3.89	Arrangement(2)
November 30, 2015	3,161	Osisko Shares	C$13.62	Arrangement(2)
November 27, 2015	2,287	Osisko Shares	C$7.84	Arrangement(2)
November 27, 2015	2,286	Osisko Shares	C$8.35	Arrangement(2)
November 27, 2015	2,739	Osisko Shares	C$9.98	Arrangement(2)
November 26, 2015	20,000	Osisko Shares	C$4.23	Arrangement(2)
November 19, 2015	3,661	Osisko Shares	C$6.85	Arrangement(2)
November 19, 2015	3,661	Osisko Shares	C$7.68	Arrangement(2)
November 19, 2015	3,656	Osisko Shares	C$9.79	Arrangement(2)
November 9, 2015	4,577	Osisko Shares	C$7.68	Arrangement(2)
November 9, 2015	4,574	Osisko Shares	C$7.84	Arrangement(2)
November 4, 2015	42,600	Options	C$13.62	Grant of Osisko Options to new employees(1)
October 15, 2015	11,764	Osisko Shares	C$13.85	Dividend Reinvestment Plan(5)
August 5, 2015	5,024	Osisko Shares	C$9.83	Arrangement(2)
August 5, 2015	4,574	Osisko Shares	C$7.84	Arrangement(2)
August 5, 2015	5,022	Osisko Shares	C$9.98	Arrangement(2)
August 5, 2015	5,030	Osisko Shares	C$8.35	Arrangement(2)
August 4, 2015	1,833	Osisko Shares	C$3.49	Arrangement(2)
August 4, 2015	1,834	Osisko Shares	C$3.89	Arrangement(2)
August 4, 2015	1,831	Osisko Shares	C$6.09	Arrangement(2)
August 4, 2015	4,560	Osisko Shares	C$10.73	Arrangement(2)
August 4, 2015	5,027	Osisko Shares	C$9.79	Arrangement(2)
July 24, 2015	4,582	Osisko Shares	C$5.89	Arrangement(2)
June 30, 2015	944,400(2)	Options	C$15.80	Annual Grant of Osisko Options(1)
June 4, 2015	2,749	Osisko Shares	C$4.23	Arrangement(2)
June 3, 2015	456	Osisko Shares	C$9.83	Arrangement(2)
June 3, 2015	457	Osisko Shares	C$9.79	Arrangement(2)
June 3, 2015	456	Osisko Shares	C$10.73	Arrangement(2)
June 3, 2015	456	Osisko Shares	C$10.58	Arrangement(2)
June 3, 2015	451	Osisko Shares	C$13.93	Arrangement(2)
June 3, 2015	451	Osisko Shares	C$13.62	Arrangement(2)
June 3, 2015	10,067	Osisko Shares	C$7.70	Arrangement(2)

Date of Issuance	Number of Securities Issued	Type of Security	Price per Security	Reason for Issuance
June 3, 2015	2,100	Osisko Shares	C$6.09	Arrangement(2)
June 3, 2015	4,563	Osisko Shares	C$10.58	Arrangement(2)
June 3, 2015	4,154	Osisko Shares	C$7.68	Arrangement(2)
June 2, 2015	2,861	Osisko Shares	C$6.85	Arrangement(2)
June 2, 2015	3,661	Osisko Shares	C$7.68	Arrangement(2)
June 2, 2015	2,975	Osisko Shares	C$6.85	Arrangement(2)
June 2, 2015	3,661	Osisko Shares	C$7.68	Arrangement(2)
June 2, 2015	4,582	Osisko Shares	C$5.89	Arrangement(2)
June 2, 2015	4,579	Osisko Shares	C$6.09	Arrangement(2)
June 2, 2015	4,574	Osisko Shares	C$7.84	Arrangement(2)
June 2, 2015	5,487	Osisko Shares	C$8.35	Arrangement(2)
June 1, 2015	8,234	Osisko Shares	C$7.84	Arrangement(2)
June 1, 2015	8,231	Osisko Shares	C$8.35	Arrangement(2)
June 1, 2015	800	Osisko Shares	C$6.85	Arrangement(2)

____________________

Note:

(1)	Options granted pursuant to the terms of the Stock Option Plan.

(2)	The Options exercised represent Replacement Options.

(3)	The Osisko Shares were issued pursuant to the employee share purchase plan of Osisko, which was implemented on October 1, 2015.

(4)	The Options exercised represent Options granted pursuant to the Stock Option Plan.

(5)	The Osisko Shares were issued pursuant to the dividend reinvestment plan of Osisko, which was implemented on September 21, 2015.

(6)	The Osisko Shares and Warrants were issued in connection with a C$173 million bought deal public offering by way of a short form prospectus, which closed on February 26, 2016.

In October 2016, Osisko Mining Inc. hired Osisko's Québec City based exploration team (former employees of Virginia), which resulted in the forfeiture of 266,100 Options in December 2016. In the past two years, a total of 314,433 Options were forfeited, 4,333 Options expired and 30,712 Replacement Options expired.

Trading Price and Volume

Osisko Shares

The following table sets forth the price range and trading volume for the Osisko Shares on the TSX and the NYSE, for the periods indicated.

		TSX			NYSE(1)
	High	Low	Volume	High	Low	Volume
	(C$)	(C$)	(#)	(US$)	(US$)	(#)
2016
June	17.65	15.20	11,292,972	-	-	-
July	17.90	15.85	7,646,794	13.80	11.98	1,535,182
August	18.64	14.51	7,699,966	14.74	11.05	3,386,790
September	16.43	14.25	13,284,491	12.80	10.82	1,965,274
October	14.40	12.34	9,450,834	10.98	9.38	1,812,720
November	14.89	12.37	10,359,517	11.13	9.10	2,426,814
December	13.79	11.90	15,830,467	10.35	8.88	8,368,039
2017
January	14.46	12.97	10,921,647	11.07	9.64	4,727,049
February	15.90	14.12	10,137,946	12.07	10.76	5,386,379
March	15.46	13.81	17,208.280	11.64	10.315	5,623,277
April	15.46	13.81	9,036,198	11.54	10.20	5,774,912
May	15.58	13.78	9,601,610	11.88	10.02	6,149,927
June 1-28	17.38	14.06	14,964,990	12.89	10.41	14,008,295

____________________

Notes:

(1)	Osisko Shares started trading on the NYSE on July 6, 2016.

On June 28, 2017, the last trading day prior to the filing of this Circular, the closing price of the Osisko Shares on the TSX was C$16.32 and on the NYSE was US$12.51.

Warrants

Osisko has two series of warrants currently listed on the TSX under the symbol "OR.WT" and "OR.WT.A".

The following table sets forth the price range and trading volume for the warrants on the TSX, for the periods indicated.

		OR.WT			OR.WT.A(1)
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
2016
June	3.50	2.78	44,515	3.75	2.98	150,951
July	4.00	3.20	35,701	4.39	3.41	79,164
August	4.17	3.10	28,514	4.60	2.65	235,463
September	3.74	3.10	55,914	3.50	2.53	264,296
October	3.60	2.70	41,601	3.20	1.88	127,943
November	3.14	2.50	33,534	3.00	2.35	84,810
December	2.85	2.35	59,830	2.60	1.72	157,617
2017
January	3.14	2.45	58,494	2.40	2.05	368,225
February	3.22	2.55	42,100	2.57	1.90	153,025
March	3.15	2.70	81,095	2.35	1.80	54,600
April	2.80	2.45	57,164	2.30	1.77	47,250
May	2.70	2.35	29,500	2.15	1.70	44,850
June 1-28	2.88	2.40	41,540	2.96	1.80	138,752

____________________

Notes:

(1)	The OR.WT.A started trading on February 26, 2016.

On June 28, 2017, the last trading day prior to the filing of this Circular, the closing prices of the warrants "OR.WT" and "OR.WT.A" on the TSX were C$2.60 and C$2.80, respectively.

Risk Factors

An investment in Osisko Shares should be considered highly speculative and investors should carefully consider all of the information disclosed in the Circular and the documents incorporated herein by reference. In addition to the other information and risks factors set out elsewhere in the Circular, including those set out under "Risk Factors" in this Schedule "C" – "Information Concerning Osisko as of June 28, 2017", the risk factors described in the AIF and the following risk factors should be given special consideration by Osisko Shareholders when evaluating whether to approve the Share Issuance Resolution.

Osisko may fail to complete the Acquisition.

Osisko currently expects that the Acquisition will close on or about July 31, 2017. The Acquisition Closing is subject to a number of customary closing conditions. The Acquisition may not close for a variety of reasons, including if the conditions to the Acquisition Closing are not satisfied or waived, some of which are not within the control of Osisko. In addition, even if the Acquisition closes, the Acquisition may not close on the terms or the timing currently expected. If the Acquisition does not close or if completed but the terms or timing are different than expected, it could have an adverse effect on Osisko's future capital plans.

Osisko may fail to realize the anticipated benefits of the Acquisition.

Osisko is proposing to complete the Acquisition to increase and diversify its portfolio of stream and royalty interests and to acquire offtake agreements and to create the opportunity to realize certain benefits including increased opportunities associated with a larger undeveloped land base, geological and geographical diversification, commodity price upside exposure and a diversified group of royalty, stream and offtake interests. In order to achieve the benefits of the Acquisition, Osisko will be dependent upon the ability of third party producers to successfully operate and develop the underlying properties to which the royalties, stream interests and offtake interests comprising the Acquired Assets relate. Such third party producers may not successfully operate and/or develop such assets, or the assets may not perform as expected. Such events could result in the production and revenue that Osisko anticipates receiving from the Acquired Assets being lower than anticipated. In addition, disputes between Osisko and third party producers could arise with respect to the allocation of production or revenue. If any of the foregoing events were to occur they may adversely affect Osisko's ability to achieve the anticipated benefits of the Acquisition.

Osisko's due diligence with respect to the Acquired Assets may not have identified all liabilities associated with the Acquired Assets.

In connection with the Acquisition, there may be liabilities that Osisko failed to discover or was unable to quantify in its due diligence (which Osisko conducted prior to the execution of the Acquisition Agreement). The representations, warranties and indemnities contained in the Acquisition Agreement are limited and Osisko's ability to seek remedies for breach of such provisions following completion of the Acquisition will be limited.

The evaluation of acquisitions requires an acquiror to make certain assumptions and consider a variety of factors.

Acquisitions of interests in mineral properties are based in large part on engineering, environmental and economic assessments made by the acquiror or by its independent engineers and consultants. These assessments include a series of assumptions regarding such factors as recoverability and marketability of commodities, environmental restrictions and prohibitions regarding releases and emissions of various substances, future prices of commodities, operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Osisko's control. All such assessments involve a measure of geologic, engineering, environmental and regulatory uncertainty that could result in lower production and reserves or higher costs than anticipated.

Although title reviews are conducted prior to any purchase of resource assets, such reviews cannot guarantee that any unforeseen defects in the chain of title will not arise to defeat Osisko's title to certain assets.

The issuance of Osisko Shares to the Designated Orion Shareholders pursuant to the Acquisition Agreement and concurrent Private Placement will be dilutive to current Osisko Shareholders.

Pursuant to the terms of the Acquisition Agreement and the concurrent Private Placement, Osisko will issue 50,179,414 Osisko Shares. The issuance of 50,179,414 Osisko Shares will represent approximately 47.0% of the issued and outstanding Osisko Shares and will be dilutive to Osisko Shareholders. The future sale of a substantial number of the Osisko Shares issued to the Orion Parties following the completion of the Acquisition or the perception that such sale could occur could adversely affect prevailing market prices for the Osisko Shares.

The Designated Orion Shareholders will be a significant shareholder following the completion of the Acquisition.

Following completion of the Acquisition, the Designated Orion Shareholders will own, directly or indirectly, approximately 19.7% of the outstanding Osisko Shares. Although subject to certain obligations and restrictions set out in the Shareholder Participation Agreement and the Voting Agreement, the Designated Orion Shareholders do not have any duty to act in the best interest of Osisko, and are not prohibited from engaging in other business activities that may compete with those of Osisko. Notwithstanding the Shareholder Participation Agreement and the Voting Agreement, this concentration of ownership under certain circumstances could have the effect of delaying, preventing or accelerating a change in control of Osisko.

In addition to having significant influence over all matters requiring Osisko Shareholder approval, subject to the Shareholder Participation Agreement and the Voting Agreement, the Designated Orion Shareholders may have investment objectives which are different than existing Osisko Shareholders.

Promoters

Canadian Malartic Corporation took the initiative of founding and organizing Osisko and its business and operations and, as such, was considered to be the promoter of Osisko for the purposes of applicable securities legislation prior to the completion of the arrangement between Agnico Eagle Mines Limited and Yamana Gold Inc. effective April 16, 2014 (the "Agnico-Yamana Arrangement"). As of the date of this Circular, to the best of Osisko's knowledge, Canadian Malartic Corporation does not beneficially own, or control or direct, any voting securities of Osisko.

André Gaumond was considered to be the promoter of Virginia due to his involvement in Virginia and his management role. As at June 28, 2017, André Gaumond held or exercised control over 700,613 Osisko Shares.

Except as otherwise disclosed herein or in the AIF in connection with the Agnico-Yamana Arrangement and the acquisition by Osisko of the assets contributed pursuant to the contribution agreement dated June 16, 2014 between Canadian Malartic Corporation and Osisko in exchange for the issuance of Osisko Shares by Osisko to Canadian Malartic Corporation, in connection with royalty payments pursuant to the amended and restated net smelter return royalty agreement dated June 16, 2014 between Osisko and Canadian Malartic GP, and in connection with the receipt of a 3% net smelter return royalty on the Odyssey North Project, no other assets have been acquired or are proposed to be acquired by Osisko from either Canadian Malartic Corporation or André Gaumond.

During the ten years before the date of this Circular, neither Canadian Malartic Corporation nor André Gaumond has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Neither Canadian Malartic Corporation nor André Gaumond has been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority, has not entered into a settlement agreement with a provincial and territorial securities regulatory authority, and has not been imposed with any other penalties or sanctions by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Interests of Experts

Luc Lessard, Eng., is named in the AIF as having reviewed and approved certain scientific and technical information as set out under the heading in the AIF "Material Mineral Project – The Canadian Malartic Royalty" with respect to the Canadian Malartic Royalty. Paul Archer, M.Sc., Eng., is named in the AIF as having reviewed and approved certain scientific and technical information as set out under the heading in the AIF "Material Mineral Project - The Éléonore Royalty" with respect to the Éléonore Royalty.

None of the foregoing experts, nor any partner, employee or consultant of such experts who participated in and who was in a position to directly influence the preparation of the applicable statement, report or valuation, has, has received or is expected to receive, registered or beneficial interests, direct or indirect, in Osisko Shares or other property of Osisko or any of its associates or affiliates, representing 1% or more of the outstanding Osisko Shares.

SCHEDULE "D"

INFORMATION CONCERNING THE ACQUIRED ASSETS AS OF JUNE 28, 2017

The following information concerning the Orion Parties and the Acquired Assets should be read in conjunction with the information concerning the Orion Parties and the Acquired Assets appearing elsewhere in the Circular. Capitalized terms used but not otherwise defined in this Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017" shall have the meaning ascribed to them in the Circular. See "Glossary of Terms".

Description of Directly Held Entities of the Orion Parties

The Acquisition will result in MF2 Investment Company 1 LP, MF2 Investment Company I Limited, Orion Royalty Company, LLC, BCKP Limited, TitheCo, Orion Co-Investments II (Stream) Limited and Orion Co IV (SO) Limited becoming wholly-owned entities of Osisko. A description of each entity including their jurisdiction of incorporation is set out below.

MF2 Investment Company 1 LP and MF2 Investment Company I Limited

MF2 Investment Company I Limited is a Bermuda company incorporated pursuant to the Companies Act 1981 and registered on August 16, 2012. The registered address of MF2 Investment Company I Limited is c/o Estera Services (Bermuda) Ltd., Canon's Court, 22 Victoria Street, Hamilton, HM12, Bermuda. MF2 Investment Company I Limited is wholly owned by Fund I. MF2 Investment Company I Limited is the general partner of MF2 Investment Company 1 LP. MF2 Investment Company 1 LP is a Bermuda exempted partnership and limited partnership formed on August 15, 2012 pursuant to the Bermuda Exempted Partnership Act, 1992 and the Bermuda Limited Partnership Act, 1883. The registered address of MF2 Investment Company 1 LP is c/o Estera Services (Bermuda) Ltd., Canon's Court, 22 Victoria Street, Hamilton, HM12, Bermuda. The sole limited partner of MF2 Investment Company 1 LP is Fund I. MF2 Investment Company 1 LP is the holder of one royalty on an exploration stage property, which forms part of the Acquired Assets.

Orion Royalty Company, LLC

Orion Royalty Company, LLC is a Delaware limited liability company formed on October 16, 2013 pursuant to the Delaware Limited Liability Company Act. The registered office of Orion Royalty Company, LLC is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. The registered agent of Orion Royalty Company, LLC in the State of Delaware is Corporation Service Company. The sole managing member of Orion Royalty Company, LLC is Fund I, pursuant to an operating agreement dated as of October 16, 2013. Orion Royalty Company, LLC is the holder of the following royalties, which form part of the Acquired Assets: 11 royalties on properties in the exploration stage; one royalty on a property in development; and three royalties on properties in production. See "Royalties, Streams and Offtakes on Mineral Properties in Production".

BCKP Limited

BCKP Limited is a Cayman Islands exempted company incorporated pursuant to the Companies Law (2011 Revision) of the Cayman Islands on March 30, 2012. The registered office of BCKP Limited is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104. The registered agent of BCKP Limited is Maples Corporate Services Limited. BCKP Limited is wholly owned by Fund I. BCKP Limited is the holder of the following royalties, which form part of the Acquired Assets: ten royalties on exploration stage properties and three royalties on development stage properties.

BCKP Limited is the sole shareholder of Vaaldiam Mining Inc. and holds all the issued and outstanding shares in the capital of Vaaldiam Mining Inc. Vaaldiam Mining Inc. is the holder of the following royalties, which form part of the Acquired Assets: two royalties on exploration stage properties; four royalties on development stage properties and three royalties on production stage properties. Vaaldiam Mining Inc. is also the sole shareholder of Mining Royalties Mexico S.A. de C.V. which holds the following royalties, which form part of the Acquired Assets: six royalties on exploration stage properties and one royalty on a development stage property. See "Royalties, Streams and Offtakes on Mineral Properties in Production".

BCKP Limited is also the sole shareholder of MF2, LLC. MF2, LLC is the holder of the following royalties, which form part of the Acquired Assets: two royalties on exploration stage properties and four royalties on development stage properties.

Orion TitheCo Limited

TitheCo is a Bermuda company incorporated pursuant to the Companies Act 1981 and registered on March 27, 2014. The registered address of TitheCo is c/o Estera Services (Bermuda) Ltd., Canon's Court, 22 Victoria Street, Hamilton, HM12, Bermuda and its registered agent is Estera Services (Bermuda) Ltd. The shareholders of TitheCo are Fund I, which holds one voting share and 475 non-voting shares, and Orion Mine Finance (Master) Fund I-A LP which holds one voting share and 515 non-voting shares in the capital of TitheCo. TitheCo holds the following Acquired Assets: the Back Forty stream, the Mantos stream, the Mantoverde gold stream right of first refusal, the Matilda offtake, the Yenipazar offtake and the San Ramon offtake. TitheCo also holds one royalty on a development stage property, which forms part of the Acquired Assets.

TitheCo holds a 99.99% equity interest in Nanjo Royalties, S. de R.L. de C.V. with Orion Fund JV Limited owning the remaining equity interest in Nanjo Royalties, S. de R.L. de C.V. Nanjo Royalties, S. de R.L. de C.V. is the holder of one royalty on a development stage property, which forms part of the Acquired Assets.

TitheCo holds a 78.3% interest in Orion Stream II with Orion Co-Investments II LP owning the remaining 21.7% . Orion Stream II holds the Brucejack gold offtake and the Brucejack gold and silver stream, which form part of the Acquired Assets.

TitheCo also holds a 97.9% interest in Orion Co IV (as defined below) with Orion Co-Investments IV LP holding the remaining 2.1% . Orion Co IV holds the Amulsar offtake and Amulsar stream, which form part of the Acquired Assets.

Orion Co-Investments II (Stream) Limited

Orion Stream II is a Bermuda company incorporated pursuant to the Companies Act 1981 and registered on September 2, 2012. The registered address of Orion Stream II is c/o Estera Services (Bermuda) Ltd., Canon's Court, 22 Victoria Street, Hamilton, HM12, Bermuda. Orion Stream II holds the Brucejack gold offtake and the Brucejack gold and silver stream, which form part of the Acquired Assets.

Orion Co IV (SO) Limited

Orion Co IV is a Bermuda company incorporated pursuant to the Companies Act 1981 and registered on October 16, 2015. The registered address of Orion Co IV is c/o Estera Services (Bermuda) Ltd., Canon's Court, 22 Victoria Street, Hamilton, HM12, Bermuda. Orion Co IV holds the Amulsar offtake and Amulsar stream, which form part of the Acquired Assets.

Acquired Material Properties

The following are summaries of information from technical reports on certain properties relating to the Acquired Assets, specifically, the Acquired Material Properties. Osisko has determined the Acquired Material Properties will be material mineral properties of the Resulting Company upon completion of the Acquisition. The information presented in this Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017" about the Acquired Material Properties is extracted or derived from public disclosures made pursuant to Canadian securities law, including technical reports prepared in accordance with NI 43-101 (collectively, the "Third Party Technical Reports").

The technical report on the Brucejack Gold Mine was prepared for Pretium Resources on June 19, 2014. The technical report on the Renard Diamond Mine was prepared for Stornoway on March 30, 2016, with an effective date of December 31, 2015. The technical report on the Mantos Blancos Copper Mine was prepared for TitheCo with an effective date of June 23, 2017. In each case, the respective technical report is the most recent technical report available with respect to the Orion Material Property.

Pretium Resources and Stornoway are both reporting issuers in Canada that have identified the sources of the scientific and technical information in their technical reports and are required to publicly disclose all material scientific and technical information with respect to the Brucejack Gold Mine and the Renard Diamond Mine, respectively, and where material information with respect to a material property is disclosed, that information must be supported by a technical report. Pursuant to NI 43-101, the Orion Parties are not required to file technical reports in connection with their interests in the Renard Diamond Mine and the Brucejack Gold Mine and may rely on technical reports prepared by Stornoway and Pretium Resources. See "Cautionary Statement Regarding Third-Party Information".

The Third Party Technical Reports are subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Third Party Technical Reports, which have been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and are available for review on SEDAR under the applicable reporting issuer's issuer profile at www.sedar.com. The Third Party Technical Reports are not and shall not be deemed to be incorporated by reference.

The form of the disclosure with respect to the Acquired Material Properties below is prescribed by securities legislation. The information with respect to the Renard Diamond Mine and the Brucejack Gold Mine is derived from disclosure prepared by the respective owners and operators of those properties, and may not include all information a reader deems relevant with respect to the Acquired Material Properties. The Third Party Technical Reports, and consequently the disclosure below, are prepared as of a certain point in time, and neither Osisko nor the Orion Parties are in a position to determine whether any information with respect to the Acquired Material Properties that may be material to a reader subsequent to the date of the Third Party Technical Reports exists. Therefore in addition to the Third Party Technical Reports, readers should review public disclosures available on SEDAR made by Stornoway or Pretium Resources subsequent to the respective dates of the Third Party Technical Reports under their respective issuer profiles at www.sedar.com. See "Cautionary Statement Regarding Third-Party Information".

Technical Information

The technical information contained in this Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017" under the headings "Renard Diamond Mine", "Brucejack Gold Mine", "Mantos Blancos Copper Mine", "Description of Material Assets" and "Description of Certain Other Assets Comprising the Acquired Assets" has been reviewed and approved by Luc Lessard, Eng., Senior Vice President, Technical Services of Osisko, who is a "qualified person" for the purpose of NI 43-101.

Renard Diamond Mine

History and Technical Information

The Renard Diamond Mine, part of the Foxtrot Property, is 100% owned and operated by SDCI, a wholly owned subsidiary of Stornoway.

Technical information described below relating to the Foxtrot Property is derived from the 2016 Technical Report. The qualified persons named as authors of the 2016 Technical Report are: Mr. Patrick Godin Ing. (Québec), Stornoway's Chief Operating Officer, Mr. Robin Hopkins, P.Geol. (NT/NU), Stornoway's Vice President, Exploration, and Mr Paul Bedell, P.Eng. of Golder Associates Ltd, each of whom is a "qualified person" (within the meaning of NI 43-101). The 2016 Technical Report, which constitutes the current technical report for the Renard Diamond Mine, was filed on SEDAR on March 30, 2016 and is available at www.sedar.com. References to the "project" or "property" in this section entitled "Acquired Material Properties – Renard Diamond Mine" refer to the Renard Diamond Mine as defined in the 2016 Technical Report.

Summary and Project Status

The Renard Diamond Mine is 100% owned and operated by SDCI. The project is subject to a 2% direct royalty interest on diamonds, held by Diaquem. In addition, on July 8, 2014, the Renard Streaming Agreement for the Forward Sale of Diamonds was entered into by FCDC, a wholly owned subsidiary of SDCI, with Orion Stream I and/or the Renard Buyers. The Renard Streaming Agreement for the Forward Sale of Diamonds was amended on March 31, 2015. For a summary of the material terms of the Renard Streaming Agreement for the Forward Sale of Diamonds, see "Description of Material Assets – The Renard Stream". Copies of the Renard Stream Agreement and the amendment are available on SEDAR under Stornoway's issuer profile on SEDAR at www.sedar.com. A summary of the Renard Streaming Agreement for the Forward Sale of Diamonds is disclosed in the annual information form of Stornoway dated February 23, 2017.

The project site is located in the James Bay region, central Québec, Canada, approximately 70 km north of the Otish Mountains and some 360 km north-northeast from the mining town of Chibougamau. The site is located at longitude 72°11' West and latitude 52°49' North; and benefits from an all year-round land and air access. Operations can be conducted year-round.

The execution plan proposes concepts and practices that are consistent with those in the Canadian diamond mining industry. The project design contemplates open pit mining of the Renard 2, Renard 3 and Renard 65 kimberlite pipes, followed by underground mining of the Renard 2, Renard 3 and Renard 4 kimberlite pipes by BHS. Ore will be processed initially at the process plant nameplate capacity of 2.16 Million tonnes per annum, and subsequently expanded to 2.5 Million tonnes per annum, with three stages of crushing and a concentration process in two different stages, namely an LDR process and a DMS. Each of the LDR and DMS will produce a concentrate that will be treated in a secure diamond recovery facility using diamond differentiation techniques based on magnetic, X-ray, laser Raman and ultra-violet technologies, with hand- sorting as the final de-falsing step to produce a nominally 98% diamond by weight product at final sorting. The non-diamond product generated by each of the LDR and DMS will be further sized, and the coarser size fraction (+6mm) will be recirculated through the HPGR (as defined herein) to release locked diamonds. Process plant design and equipment selections were based on bulk sample plant operational data, test work, experience from other operations and proven technology to minimize diamond breakage.

Supporting infrastructure includes an effluent treatment plant, potable water treatment plant, a power plant (comprised of seven natural gas generators of 2,050 KW each and three diesel-powered generators of 1,800 KW each), LNG and diesel tank farms, LNG regasification plant, 370 bed accommodation complex, a six-bay maintenance facility, mine offices, an explosive storage and handling area, a 1,494 metre gravel airstrip and telecommunication systems.

Processed kimberlite will be disposed of through a dry stack facility currently under construction and the management of surface runoff water is facilitated through a system of peripheral drainage ditches designed to direct runoff water to an excavated catch basin for treatment, if required, before release to the environment. Suspended solids are determined to be the main concern for water treatment. Storage capacity of the catch basin accommodates spring runoff and a 100 year return storm event. Mine operations incorporate a program of progressive reclamation that minimizes costs and allows timely monitoring of performance. Waste rock generated by mining will be reintroduced to the underground as backfill.

Cost estimates were established from first principles where appropriate, or from benchmarking against comparable projects, or derived from actual costs incurred during the first year of the project's mining operations. Appropriate contingencies and mitigation allowances have been applied, and risk management and peer reviews were held during the construction and development process.

The 2016 Technical Report describes a Mineral Reserve (as such term is defined in NI 43-101) estimate of 22.3 million carats (33.4 million tonnes at an average grade of 67 cpht), based on mining, processing and infrastructure already in place or on designs as detailed, and incorporating current geological and diamond revenue data. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves and are not included in the 2016 Technical Report.

Stornoway completed a financial analysis for the Renard Diamond Mine, reflected in the 2016 Technical Report. For the purposes of the 2016 Technical Report financial model, net-present valuations are presented on net cash flow after operating costs, marketing costs, net of all royalties, costs incurred under the Mecheshoo Agreement, with the effective revenue impairment associated with the Renard Streaming Agreement for the Forward Sale of Diamonds, and on an unlevered basis. After-Tax NPV (7%) is estimated at $974 million, and $1,349 million on a pre-tax basis, in real dollar terms. Given the advanced nature of project construction, estimates of internal rate of return and payback period are not considered meaningful. After-tax NPV reflect the deduction of federal and Québec income taxes and applicable mining duties.

All elements of the project development plan, including the remaining required infrastructure, mine design, process plant design, waste disposal infrastructure and cost estimation, represent the current estimate for life of mine operations. The resulting information therefore met all of the applicable requirements for conversion of Indicated Mineral Resources to a Probable Mineral Reserve estimate (as such terms are defined in NI 43-101). The Probable Mineral Reserve estimate was determined in accordance with CIM Definition Standards classification. Considering the risks inherent in all kimberlite deposits, such as sampling for geological continuity, diamond grade and diamond revenue determination, the Indicated portion of the Mineral Resources is considered suitable for the estimate of Probable Reserve. The authors of the 2016 Technical Report recommend to perform additional work in order to reduce the uncertainties in the geomechanical and design analysis and to continually review these analysis to ensure they remain valid over time. They also recommend to test processed kimberlite material post production to confirm geochemical classification. There is no certainty that the 2016 Technical Report will be realized.

Property Description and Location

The Renard Diamond Mine is part of the Foxtrot Property situated in the Monts Otish (Otish Mountains) region of the province of Québec, Canada, 820 km north of the city of Montreal and 360 km north-northeast of the mining town of Chibougamau. The principal access point for employees, contractors and visitors to the project is via the Renard airport, specifically built for the use of the Renard Diamond Mine and located along the Renard Diamond Mine access road 10 km away from the Renard Diamond Mine gate, with goods and services delivered to site by road on the all-weather Renard Mine Road/Route 167 Extension, the construction of which was completed by Stornoway in 2014. The closest settlement is Témiscamie, on the shore of Lac Albanel. The regional centre of Chibougamau acts as staging posts for the trans-shipment of materials and personnel. Power is currently provided to the construction site via diesel generators, however a power plant (comprised of seven natural gas generators of 2050 KW each and three diesel-powered generators of 1800 KW each) was constructed on the Renard Diamond Mine site to provide for future power requirements of the mine. Daily deliveries of LNG by tanker truck from Montreal are made possible by the all-season Renard Mine Road/Route 167 Extension to the Project. On site LNG storage capacity is rated at 10 days of supply at full project production.

The claims comprising the Foxtrot Property are registered in the name of SDCI as a 100% interest and at the effective date of the 2016 Technical Report, all claims were reported to be in good standing.

The claim holder has the exclusive right to search for all mineral substances in the public domain, with the exception of petroleum, natural gas, brine and loose surface materials. Claims are valid for a two-year period and can be renewed every two (2) years. Renewal fees are fixed by regulation. In order to maintain tenure, exploration work equivalent in amounts also determined by regulation are required depending on the number of terms of renewal a claim has undergone. Table 1.1 details the work requirements per renewal period north of the 52 parallel as set by regulation at the time of the 2016 Technical Report. When the work carried out is insufficient, or if work was not carried out, the titleholder may pay an amount equivalent to the required amount in lieu of work. Alternatively, work expenditures that are in excess of the amount required for the term on a claim can be transferred to other contiguous claims that are within 4.5 km of its radius or can be credited towards future renewals.

Table 1.1: Work Requirement per Renewal Period

Term	Surface area of claim
	Less than 25 ha	25 to 45 ha	More than 45 ha
1	$48	$120	$135
2	$160	$400	$450
3	$320	$800	$900
4	$480	$1,200	$1,350
5	$640	$1,600	$1,800
6	$750	$1,800	$1,800
7 or more	$1,000	$2,500	$2,500

Mining Lease BM 1021 was granted to SDCI on October 16, 2012, is valid for a period of 20 years (with three 10-year renewal periods and for 5-year renewal periods thereafter), and, at the time of the 2016 Technical Report, was subject to annual payments set at $46.50/ha. This mining lease encompasses the mine site and surface operations (excluding the processed kimberlite containment area).

The surface lease number 1303 10 000 encompassing the processed kimberlite containment area was also granted on October 16, 2012, and at the time of the 2016 Technical Report had yearly renewal fees at $94/ha. A number of additional surface leases were granted to SDCI to cover various requirements of the Renard Diamond Mine.

SDCI holds a 100% interest in the poperty, subject to a 2% direct gross revenue royalty on future life of mine diamond production in favour of DIAQUEM Inc.

Environment

The Renard Diamond Mine is located in a region with a subarctic climate. Temperatures range from summer maximums of +35°C to winter minimums of -45°C. Abundant precipitation falls in the form of rain and snow. Total annual precipitation averages around 80–100 cm. Operations can be conducted year-round.

The James Bay region is divided into four distinct bioclimatic domains, in the following succession from south to north: the balsam fir-white birch domain; the spruce-moss domain; the spruce-lichen domain; and the forest tundra domain. The Renard Diamond Mine study area is located in the spruce-lichen domain. In this domain, black spruce punctuates the carpet of lichen, while jack pine and balsam fir reach the northern limit of their distribution range.

Within the Renard Diamond Mine study area, wetlands represent only 3% of the plant communities. They consist of small ombrotrophic bogs, swamps and patterned fens that cover at the most a few hectares each. The presence of 14 fish species has been confirmed within the project study area. Among these, five species are of interest for sport fishing: northern pike, lake white fish, brook trout, lake trout and burbot. White sucker, pearl dace and brook trout are the most abundant species in the area.

Topographic relief within the Foxtrot Property consists of steep-sided hills with rounded tops separated by muskeg-covered valleys. Elevations range between 450 masl and 550 masl. Lakes, ponds and small rivers are common.

The Renard Diamond Mine study area is located on Trapline M-11, which covers the entire Foxtrot Property. Subsistence hunting is practiced by Crees in this area and targets mainly moose and waterfowl.

Government and Social License

The Foxtrot Property is located within the region of Northern Québec governed by the JBNQA, a land claims agreement executed by the government of Québec, the government of Canada, the Grand Council of the Cree of Québec (Eeyou Istchee) and the Northern Québec Inuit Association, among others. This agreement defines the social and environmental protection regimes for the regions of James Bay and Nunavik. The JBNQA provides for three categories of land, Categories I to III, each with specifically defined rights. Category III lands are public lands where Cree communities have certain rights, particularly in regard to trapping, hunting, fishing and the development of outfitter operations. Members of the Cree Nation of Mistissini undertake hunting, fishing and trapping activities within the Foxtrot Property, with the Renard Kimberlite Pipes occurring in an area known to them as "yuus-kanchiisu-saakahiikan" (mild rock Ptarmigan Lake). More specifically, the Renard Kimberlite Pipes lie within the Cree Nation of Mistissini trapline area designated as M-11.

In February 2002, Québec and the Cree Nation signed a fifty year political and economic agreement known as La Paix des Braves. The Grand Council of the Cree of Québec (Eeyou Istchee) is the political body that represents approximately 14,500 Crees of Eastern James Bay and Southern Hudson Bay in Northern Québec. The Grand Council of the Cree of Québec (Eeyou Istchee) has twenty members: a Grand Chief and Deputy-Grand Chief elected at large, the chiefs elected by each of the nine Cree communities of the territory, and one other representative from each community. The Cree Nation of Mistissini is the largest Cree community with 3,500 residents.

On July 24, 2012, the Crees of Eeyou Istchee and the Gouvernement du Québec signed the Agreement on Governance in the Eeyou Istchee James Bay Territory. This agreement provides for the James Bay Regional Government replacing the Municipalité de Baie-James. The James Bay Regional Government is responsible for the management of Category III lands and exercises the same jurisdictions, functions, and authority on Category III lands in the Eeyou Istchee James Bay Territory as those formerly attributed to the Municipalité de Baie-James. The James Bay Regional Government is directed by a Council composed of 11 Cree representatives (the Grand Chief of the Cree Nation Government along with ten other designates from elected members of the Council of the Cree Nation Government), 11 Jamésien representatives (designated from among elected members of the councils of the enclave municipalities and the non-Crees residing within the James Bay Regional Government's territory), and one non-voting representative of the Québec government. Authorizations and permits required for the development of all industrial projects are provided by the James Bay Regional Government.

Since the early stages of the Renard Diamond Mine, Stornoway has developed and maintained significant communications and relations with stakeholders including: the Cree Nation of Mistissini, the Grand Council of the Crees (Eeyou Istchee), tallymen of Trapline M11 and the towns of Chibougamau, Chapais and the Municipality of James Bay. Public meetings, field visits, meetings with chiefs or mayors, environmental exchange group meetings, and business meetings with contractors and suppliers are amongst the many activities held by Stornoway on a regular basis. Stornoway has opened offices in Mistissini and Chibougamau to facilitate communications with these parties.

In March 2012, Stornoway completed negotiations with the Cree Nation of Mistissini, the Grand Council of the Crees (Eeyou Istchee) and the Cree Regional Authority on the Mecheshoo Agreeement. The Mecheshoo Agreement is a binding agreement that will govern the long-term working relationship between Stornoway and the Cree parties during all phases of the Renard Diamond Mine. It provides for training, employment and business opportunities for the Crees during project construction, operation and closure, and sets out the principles of social, cultural and environmental respect under which the project will be managed. The Mecheshoo Agreement includes a mechanism by which the Cree parties will benefit financially from the success of the project on a long term basis, consistent with the mining industry's best practices for engagement with First Nations communities.

In July 2012, Stornoway executed the Declaration of Partnership with the communities of Chibougamau and Chapais in the James Bay Region of Québec. The Declaration of Partnership is a statement of cooperation between the partners for the responsible development of the Renard Diamond Mine based on the principles of environmental protection, social responsibility and economic viability. The Declaration of Partnership includes provisions to set up a Renard Liaison Committee that will address issues of mutual interest such as communication, employment, and the economic diversification of local communities. In particular, the committee will oversee initiatives to attract and retain new residents to the towns of Chibougamau and Chapais.

Permitting

The Renard Diamond Mine was subject to the provincial and federal environmental and social assessment and review process under the JBNQA, the EQA and the CEAA. On December 28, 2011, Stornoway filed an Environmental and Social Impact Assessment meeting the requirements of the provincial and federal Environmental and Social Impact Assessment guidelines and following that submission, public hearings on the project were held by the federal Canadian government and Québec government in June and August 2012, respectively.

On December 4, 2012, Stornoway received the global Certificate of Authorization for the Renard Diamond Mine from the Québec Ministère du Développement durable, de l'Environnement et de la Lutte contre les changements climatiques, which certificate was periodically amended since then as the engineering and development plans of the Renard Diamond Mine refined. The Certificate of Authorization represents the principal regulatory approval that was required to commence mine construction. On July 12, 2013, Stornoway received a positive Environmental Assessment Decision for the Renard Diamond Mine from the CEAA.

Under the Québec Mining Act, the holder of mining rights has the responsibility to rehabilitate and restore the lands on which exploration and/or development activities have been carried out. This work must be completed in accordance with a restoration plan pre-approved by the MERN. In December 2012, Stornoway received approval from the MERN of the Closure Plan. Under the Québec Mining Act, a financial guarantee must be submitted to the MERN to guarantee 100% of the rehabilitation costs of a mining project, in accordance with a payment schedule prescribed by applicable regulation. On August 29, 2014, Stornoway arranged for a surety bond of up to $15.2 million to provide a financial guarantee to the MERN with respect to the Closure Plan. The obligation to pay the first tranche of $7.6 million was met in August 2014; the second installment of $3.8 million was met in August 2015 and the third and last installment in August 2016.

Since the beginning of the construction phase of the Renard Diamond Mine in July 2014, various additional operating permits have been sought for site specific activities under the authority of the overall global authorizations.

Project Geology

The project area is located on the south-eastern portion of the Superior Structural Province, bordered by Proterozoic rocks of the Labrador Trough in the east and the Grenville Province in the south. This portion of the Superior Craton is sometimes referred to as the "Ungava Craton". Proterozoic rocks of the Labrador Fold Belt in the east, the Cape Smith Fold Belt in the north and the Grenville Province in the south surround the project area. Northern portions of the Project area consist of north-northwest trending, plutonic and gneissic terranes. Based on metamorphic grade, mineralogy, lithology and aeromagnetic observations, the terranes appear to vary in width from 70 km to 150 km.

The Foxtrot Property is situated between the La Grande greenstone (volcanic) belt to the north and the Eastmain greenstone (volcanic) belt to the south. Granite-gneiss and retrograde granulite gneiss are the predominant lithologies, with lesser amounts of granite and granodiorite. Contained within the gneiss are relict metasedimentary and metavolcanic rock assemblages along with associated mafic and ultramafic intrusive rocks. The Otish Mountain and Mistassini groups of Proterozoic, clastic, metasedimentary rocks overlie the Archean lithologies, marginal to the Grenville Province. Mafic and ultramafic intrusive rocks of variable affinities are more common in the southeast than in the southwest.

Granite–gneiss and retrograde granulite gneisses of sedimentary origin are the predominant lithologies in the property area; however, lesser granite and granodiorite may also be present. The gneisses may contain relict metasedimentary and metavolcanic rock assemblages, as well as associated mafic and ultramafic intrusive rocks. Minor linear belts of supracrustal metavolcanic rocks occur throughout the area, generally trending east-west or west-northwest. Northwest-trending, Proterozoic Mistassini Swarm diabase and gabbro dykes up to 30 m wide cross-cut all lithologies. Isolated outliers of Proterozoic clastic metasedimentary rocks are present in the area.

Metamorphic grade within the Foxtrot area is primarily amphibolite facies with local granulite facies being reported near Lac Minto. Higher-grade lithologies in the north are interpreted as supracrustal relicts dating to 3.1 Ga. Granite and granite gneiss are dated at 2.7 Ga and local felsic and intermediate intrusive rocks are dated at 2.5 Ga.

There are five known episodes of kimberlitic volcanism in Québec; from south to north, the kimberlite fields are Témiscamingue, Desmaraisville, Otish, Wemindji and Torngat. The Renard Cluster is considered to be part of the 550 to 641 Ma Otish kimberlitic volcanic event.

Quaternary glacial cover in the area was controlled by the New Québec Ice Divide. From the divide, ice flowed north and northeast toward Ungava Bay and west to southwest toward Hudson Bay. Glacial lineaments are well developed and widespread. Glacial overburden within the Foxtrot Property can be up to 34 m thick, but is on average 10 m thick in the area of the Renard Cluster. Glacial deposits consist of till, eskers, moraine and post-glacial sediments, and their orientation reflects ice transport from the north- northeast.

Exploration

All exploration has been carried out by Stornoway and its predecessor companies.

Since the inception of the Foxtrot Project, approximately 12,000 heavy mineral samples have been collected over a 400,000 km2 area of which some 8,140 lie within the current land holdings. Since 2000, approximately 274 ground magnetic surveys (2,486 line kilometres), 204 ground electromagnetic surveys (328 line kilometres) and 37,450 line kilometres of airborne geophysical surveys have been completed on the Foxtrot Property.

Structural mapping was undertaken in 2004 and 2006 to identify structural controls that could help locate more kimberlitic intrusions or dykes. The program results proved to be inconclusive. Geological mapping in October 2010 was to identify large-scale feature of interest interpreted from geophysical data and aerial photographs. Overburden in targeted areas was cleared to expose the bedrock for mapping. The program was successful in highlighting two large faults and two smaller ones within the proposed mine site.

Sampling trenches excavated on Renard 4, Renard 65, Lynx, Hibou, and the North Anomaly were mapped in detail prior to sampling. Mapping was undertaken with grid control and reference points were surveyed by a registered surveyor.

During the underground bulk sampling program at Renard 2 and Renard 3, geological mapping was completed on all workings. The face was mapped after each round during the development of the ramp and drifts and, after the underground excavation was completed, the ramp and drift walls were mapped in the kimberlites.

Mineralization

There are two types of diamond deposits: primary and secondary. Primary deposits are those in which the diamonds remain inside the original host rock (usually kimberlite) that conveyed them to the surface. Secondary deposits are formed when the diamonds are eroded from the host rock and concentrated by the action of water into alluvial deposits (in rivers) or marine deposits (in beaches). The Renard kimberlites are primary deposits emplaced into granitic and gneissic host rocks. Extensive sampling programs conducted between 2001 and 2014 have demonstrated that the kimberlites contain diamonds of potential economic interest.

As of the date of the 2016 Technical Report, nine kimberlite pipes have been identified over a 2 km2 area in the Renard Cluster (Renard 1 to Renard 10; with Renard 5 and Renard 6 forming one body, referred to as Renard 65). The kimberlite pipes are typically spaced between 50 m and 500 m from each other. Geophysical data and drill information from delineation and bulk sampling programs indicate that, in general, most of the Renard kimberlites are irregular and elliptical in plan view. Surface areas of the kimberlite portion of the pipes range from 0.1 ha to 2.0 ha. The 2015 Mineral Resource Estimate describes Indicated/Inferred resources for the Renard 2, Renard 3, Renard 4, Renard 9 and Renard 65 pipes. The Renard 1, Renard 7 and Renard 10 pipes may have economic potential and are classified as TFFE. Two laterally extensive kimberlite dyke systems, known as the Lynx and Hibou dykes, have been identified to the west and northwest of the pipe cluster, respectively. Portions of both dykes are included in the mineral resource estimation. Additional dyke-like kimberlites have been discovered elsewhere on the property. These are not included in the Mineral Resource estimation but may warrant additional work at a later date.

The Renard kimberlite pipes comprise diatreme-zone to root-zone kimberlites, with overall similar internal geologies. These pipes can be classified as "typical" South-African-style kimberlites, and contain a variety of phases that are distinguishable from one another by differing macroscopic and microscopic properties as well as diamond grades. In most pipes, with the exception of Renard 3 and Renard 10, the dominant phase is a massive volcaniclastic kimberlite that can be classified as tuffacitic kimberlite breccia. In general, these tuffasitic kimberlite breccias are extensively altered and have a massive texture. They consist of varying amounts of olivine, juvenile clasts and country rock xenoliths that are poorly sorted, typically loosely packed and less commonly clast supported, all set within a highly altered interclast matrix. In many pipes an additional pipe-filling phase is present that is typically a more coherent or transitional kimberlite characterized by lower country rock xenolith content and higher olivine content set within a crystalline to semi-crystalline groundmass. In all bodies, hypabyssal kimberlite is present as both dykes and irregularly shaped intrusions that are found within each pipe infilling phase, between contacts of phases and along pipe margins. These are typically considered later stage intrusions. The hypabyssal kimberlite intrusions can vary in thickness from a few centimetres to several metres and, in the case of the Lynx and Hibou dyke system, for example, can be laterally extensive.

The Renard pipe-like bodies are all associated with extensive cracked country rock created during the emplacement event and, with the exception of Renard 3 and Renard 8, have a significant marginal CRB. The cracked country rock consists of both broken and solid country rock with small amounts of HK dykes and veins throughout, and minor zones containing kimberlite-derived constituents. The CRB typically lies between the main kimberlite units and the cracked country rock, and is characterized by dominantly broken and pulverized clast-supported country rock, with an overall dilution of 95% or greater. CRB contains up to 5% of kimberlitic components, present as olivine, rare altered magmaclasts and very rare garnet xenocrysts in the breccia matrix. The CRB contains a significant amount of additional diamond-bearing kimberlitic material, in the form of late-stage, cross-cutting HK dykes, and helps to define the pipe shape.

Previous U-Pb dating of groundmass perovskite in HK dykes within Renard 1 suggested an emplacement age of 631.6 +/- 3.5 Ma. Recent data obtained for the main rock-types in Renard 2 and Renard 3 using the same method suggest an emplacement age of 640.5 +/- 2.8 Ma.

Drilling

All drilling has been carried out under the control of Stornoway and predecessor company Ashton Mining Canada Inc. A total of 900 drill holes (132,719 m) has been drilled on the property since 2001, comprising 36 RC holes (6,151 m) and 631 exploration core holes (120,994 m), 35 geomechanical holes (3,471 m), 133 geotechnical holes (1,219 m) and 64 hydrogeological holes (884 m). Total surface drilling on a year-to-year basis for exploration work is summarized in Table 1.2. Total drilling for geomechanical, geotechnical and hydrological purposes is summarized in Table 1.3. During 2007, and as part of the underground bulk sample work, 22 holes were drilled from underground on Renard 2 (1,508 m) and 21 holes from underground on Renard 3 (874 m). These 43 holes are included in the totals above, and in Table 1.2.

Vertical and angled holes were drilled through the kimberlite bodies, from which three dimensional geological models were constructed for resource estimation. Drilling intersections are therefore not related to true thickness of mineralization.

Between 2001 and 2002, drilling was completed for early-stage, exploration-focused programs for all the bodies except for Renard 9 and Renard 10, which were discovered in 2003 and 2005, respectively. From 2003, drilling was used primarily to support advanced-stage project evaluation and deposit delineation by providing bulk and mini-bulk samples. Target exploration drilling was undertaken between 2001 and 2010. Drilling in 2011 and 2012 was focussed on collecting data to support the proposed mine plan and infrastructure design, and drilling in 2014 concentrated on the Renard 2 kimberlite.

Table 1.2: Summary of Exploration Drill Programs

Program by Year	Number of Core Holes	Number of Extended Holes	Drilled Metres (core)	Number of RC Holes	Drilled Metres (RC)
2001	6	0	554	0	0
2002	33	0	4,688	0	0
2003	71	0	12,642	0	0
2004	104	0	17,699	23	4,157
2005	137	3	25,914	0	0
2006	90	1	11,343	5	805
2007	95	3	12,243	8	1,189
2008	16	0	2,160	0	0
2009	29	5	16,506	0	0
2010	12	2	5,209	0	0
2014	38	0	12,036	0	0
Total	631	14	120,994	36	6,151

Of the exploration drill holes listed above, 497 holes totalling 101,078 m were used in the 2015 Mineral Resource Estimate (totals therefore exclude work on Renard 1, Renard 7, Renard 8 and Renard 10 as they do not contain 'mineral resources' as defined by NI 43-101 and related documents).

Table 1.3: Summary of Geomechanical, Geotechnical and Hydrogeological Drill Programs

Year	Purpose	Number of Drill Holes	Drilled Metres
2006	Hydrogeological	8	123
2010	Geomechanical	26	2,445
2010	Hydrogeological	12	106
2010	Geotechnical	39	203
2011	Geotechnical	23	499
2012	Geomechanical	7	696
2012	Geotechnical	49	423
2012	Hydrogeological	26	413
2014	Geotechnical	22	94
2014	Hydrogeological	18	242
2015	Geomechanical	2	330
Total		232	5,574

All exploratory borehole locations were verified by hand-held GPS units with no differential correction. Exploration drill hole azimuths and inclinations are set using a compass and protractor, respectively. Final exploration borehole inclinations are surveyed using an "acid test" system. Delineation and mini-bulk hole collar locations are determined by a registered surveyor using GPS equipment with sub-centimetre accuracy. The downhole track of core holes drilled at Renard 2, Renard 3, Renard 4, Renard 65, Renard 7, Renard 8, Renard 9, and Renard 10 were surveyed with borehole survey instruments to determine the azimuths and inclinations. All the core holes drilled on the property are surveyed for magnetic susceptibility.

While drilling for delineation or mini-bulk samples, detailed geotechnical observations have been recorded from exploration drill core. All holes are logged for geotechnical parameters such as total core recovery, rock quality designation, intact rock strength, weathering/alteration, joint orientation, joint condition rating and fracture frequency in order to obtain rock mass quality values. Beginning in 2009, holes have been drilled to produce oriented core for the purpose of obtaining orientation data from the core. Azimuth (Alpha) and inclination (Beta) measurements for all fractures in the oriented drill core were recorded to aid in the development of a geotechnical model of the project site.

Sample Preparation, Analyses and Security

Three basic levels of progressively larger diamond sampling procedures are summarized below (caustic fusion sampling, mini-bulk sampling and bulk sampling), followed by descriptions of the comparable core, reverse circulation, trenching and underground sample programs. Determining the moisture content of each sample prior to processing through caustic fusion, DMS or bulk density is necessary to allow an accurate dry weight of the kimberlite to be calculated. The dry bulk density database comprises 2,127 bulk density records, consisting of 1,672 measurements from drill core and 455 from bulk sampling. When multiple measurements from the same sample, and multiple subsamples from the same rock are averaged, and the laboratory quality control checks removed, there are 1,770 spatially discrete density samples. Density variations did not show a correlation with country rock dilution, nor was there a clearly demonstrable change of density with increasing depth in the kimberlite pipes.

Caustic Fusion Sampling: The caustic fusion process is used to evaluate, characterize and correlate the diamond potential of individual kimberlite lithologies, and to provide data to facilitate the grade estimation process. The objective of this type of test is to extract all diamonds greater than 0.1 mm in size, through chemical dissolution of the host rock sample. Individual samples may vary in size from a few kilograms to hundreds of kilograms, depending on the available material and the specific purpose of the testing.

Kimberlite may be collected from drill core, float boulders, subcrop, outcrop, underground exposures and subsamples of material in a process facility or a combination thereof. Kimberlite is collected, described and recorded by the site geologists following protocols in place at the time. Samples are individually numbered, weighted, sealed in a tamper-resistant container appropriate for the volume of material, and transported to the test facility by a combination of charter aircraft and commercial couriers. Individual sample results from comparable kimberlite units may be merged together to provide larger, statistically more representative, samples.

During the Renard Diamond Mine exploration programs, microdiamonds were recovered by one internal facility situated in North Vancouver, British Columbia (owned and operated by Stornoway) and four external unrelated commercial facilities: Microlithics Laboratories Inc. located in Thunder Bay, Ontario; SRC, Saskatoon, Saskatchewan; TBMPL (owned and operated by Kennecott Canada Exploration Inc.), Thunder Bay; Ontario; and, SGS Lakefield Research Ltd. in Lakefield, Ontario.

Mini-Bulk Sampling: Although there is no formal industry-accepted definition of a "mini-bulk" sample, many companies would agree that the term is generally used to refer to the processing of kimberlite material up to several tens of tonnes. This material may be derived from drill core, RC chips, boulders, subcrop, outcrop, trenches or underground workings. Mini-bulk samples are usually processed through DMS equipment that, depending on specifications and diamond recovery objectives of a particular program, may be configured to recover diamonds of greater than 0.5 mm, 0.85 mm or 1.18 mm on square-mesh screens. In some cases caustic dissolution or other extraction techniques may be utilized to recover the diamonds. All of Stornoway's mini-bulk samples were processed through DMS equipment, and the diamond content is based upon stones retained on either 1.18 mm square-mesh screens or +1 DTC screens. Stornoway's mini-bulk sampling programs have used drill core, RC chips, boulders, and surface trenches to source kimberlite material.

Bulk Sampling: Although there is no formal industry-accepted definition of a "bulk" sample, many companies would agree that the term is generally used to refer to the processing of kimberlite material exceeding several tens of tonnes. This material may be derived from drill core, RC chips, boulders, subcrop, outcrop, trenches or underground workings. Bulk samples are usually processed through DMS equipment that, depending on specifications and diamond recovery objectives of a particular program, may be configured to recover diamonds of greater than 0.85 mm or 1.18 mm on square-mesh screens. In some cases larger screen sizes or other extraction techniques may be utilized for diamond recovery. All of Stornoway's bulk samples reported herein comprise either surface trench or underground sample material, and were processed through DMS equipment. The reported diamond content is based upon stones retained on either 1.18 mm square mesh or +1 DTC screens.

Certain drill core collected during historical drill programs was composited and treated for macrodiamond recovery. RC chip sampling programs were undertaken with objectives that varied from collecting a large amount of kimberlite to create representative samples, to characterizing the grade over various depth intervals, to regular sampling intervals. Since 2005, several thousand tonnes of kimberlitic material have been excavated from trenches on the Renard 4 and Renard 65 bodies and Lynx, Hibou and North Anomaly dykes. Macrodiamond sample results are summarized in Table 1.4.

Table 1.4: Summary of Macrodiamond Sampling Results

Kimberlite Body	Sample Type	Year	Number of Samples	Weight (dry t)	Total Carats (+1 DTC)
Renard 1	Drill Core	2002	1	0.3	0.00
	Drill Core	2003	11	10.0	0.73
	Drill Core	2014/2015	4	2.9	0.02
Renard 2	Drill Core	2002	7	5.0	3.29
	Drill Core	2003	8	8.6	5.24
	Drill Core	2004	9	12.5	13.45
	Drill Core	2005	16	6.7	4.96
	Drill Core	2006	7	2.8	2.71
	RC Chips	2004	12	171.2	146.96
	RC Chips	2007	15	86.8	70.95
	Underground	2006/2007	15	2448.8	1601.94
	Underground (drums)	2014/2015	7	1.4	1.77
	Drill Core	2014/2015	71	54.6	44.65
Renard 3	Drill Core	2002	5	4.9	6.47
	Drill Core	2004	13	13.8	13.66
	RC Chips	2004	10	157.0	185.11
	RC Chips	2007	13	59.4	34.86
	Underground	2006/2007	13	2113.7	2799.85
Renard 4	Drill Core	2002	6	4.8	2.94
	Drill Core	2003	15	12.4	5.32

	Drill Core	2004	36	32.4	13.62
	Drill Core	2005	1	0.5	0.48

Kimberlite Body	Sample Type	Year	Number of Samples	Weight (dry t)	Total Carats (+1 DTC)
	RC Chips	2004	17	141.8	53.23
	RC Chips	2006	14	41.4	33.21
	Surface Sample	2004	2	1.8	3.09
	Surface Sample	2005	6	9.8	17.76
	Surface Sample	2006/2007	7	2104.2	2721.88
Renard 65	Drill Core	2002	2	0.8	1.19
	Drill Core	2003	23	19.8	8.47
	Drill Core	2004	22	17.9	4.05
	RC Chips	2004	18	149.6	32.50
	Surface Sample	2007	2	266.0	51.77
	Surface Sample	2012	1	5080.8	963.38
Renard 7	Drill Core	2005	4	4.1	0.10
	Drill Core	2014/2015	3	2.3	0.00
Renard 8	Drill Core	2005	4	6.1	0.47
	Drill Core	2014/2015	2	1.4	0.03
Renard 9	Drill Core	2004	6	6.0	5.65
	Drill Core	2005	4	6.2	6.38
	RC Chips	2006	19	70.3	35.84
	RC Chips	2007	5	27.3	11.97
Renard 10	Drill Core	2014/2015	3	1.7	0.00
Hibou	Surface Sample	2005	5	19.8	4.68
	Surface Sample	2006	2	31.4	39.53
	Surface Sample	2008	1	543.9	781.41
Lynx	Surface Sample	2003	3	3.9	4.46
	Surface Sample	2004	2	10.3	14.92
	Surface Sample	2005	6	34.7	42.33
	Surface Sample	2007	3	494.3	528.93
North Anomaly	Surface Sample	2006/2008	3	46.4	44.90

Four DMS process facilities have been used as primary macrodiamond extraction laboratories during the Renard exploration programs to date: two separate third party commercial facilities (a 10 tonnes per hour plant owned by TBMPL and a 1.5 tonnes per hour plant operated by Microlithics) and two facilities owned and operated by Stornoway (a 5 tonnes per hour plant in North Vancouver, British Columbia and a 10 tonnes per hour plant at Camp Lagopède, Québec).

Diamond bearing concentrates generated by DMS processing of underground bulk samples, large tonnage trench samples and RC chip samples from the Renard Diamond Mine were all subjected to final processing at Stornoway's North Vancouver laboratory facilities. The diamond recovery circuit includes a sizing circuit, an X-ray flow-sort machine and grease table equipment. All processing of concentrates was undertaken in secured, controlled access, closed-circuit TV monitored areas of the North Vancouver facilities. DMS operations, post-processing treatment of DMS concentrates, observing, and post-observation handling of concentrates and diamonds, from 2004 to the present, were conducted under approved security protocols and procedures, which include but are not limited to:

•	Chain of Custody documentation;

•	Dual locking containers;

•	Uniquely numbered, single use, tamper resistant seals;

•	Monitoring and control of sample weights;

•	Limited access or dual access to certain laboratory premises;

•	Closed-circuit TV surveillance; and

•	External (third party) security guards.

Comparative analysis of diamond size distribution is checked against historical and external laboratory results. Data collected from the various exploration, mini-bulk, and sampling programs were collated into an SQL Server relational database where access is restricted to the database administrator only. The database is stored on the server in the North Vancouver office, with backups being performed every day. Processing and diamond results hard copy data are stored in fire resistant filing cabinets in the North Vancouver office as are hard copy data of the Renard core field logging. In addition, these hardcopies have been scanned as digital PDF files which are stored on the server.

QA/QC programs conducted by Stornoway include:

•	Blind spiking of samples in processing;

•	Blind spiking of samples in observing;

•	Regular testing of all machines and equipment;

•	Calibration and verification procedures;

•	Routine audits of non-observable fractions and reject materials;

•	Use of internal standards and reference materials;

•	A record-keeping system of documentation, which retains in archives all original records and data, with all amendments clearly marked, initialled and dated for reference;

•	Corrective actions which are implemented immediately when any aspect of laboratory analysis, or chain of custody documentation does not conform to procedural standards;

•	The investigation and verification of any result which appears to be a potential statistical anomaly, to ensure laboratory results fit within the geological context; and

•	Use of external laboratories for check samples including QP visits.

As part of the independent expert review, the following verification checks were conducted on the Foxtrot Property:

•	Site visits from March 5 to March 8, 2009; August 21, 2012; July 29 to July 31, 2014; and April 20 to April 22, 2015

•	Review of the surface and underground geological and mineralization interpretations;

•	Review of the historic and current exploration programs;

•	Review of deposit model;

•

Review of data that are supporting Mineral Resource models. The review covered drill core inspection, review of core logging, sampling and assay protocols and methods, and review of sample security measures and sample storage;

•	Review of QA/QC data protocols and methods, data integrity and validation of RC, drill core and underground data, and

•	Review of diamond valuation methodologies.

Independent samples were not collected and treated since this is not practical for diamond sampling. Stornoway's published and practiced procedures for collection of data in the field and transposition of these data into data 'products' to support resource evaluation work and initial costing exercises meet industry best practice guidelines.

These data have been collected, compiled and analyzed by a combination of methodologies in order to cater to the spatial distribution of sampling and the amount of information available for each kimberlite domain in each body.

Unlike commodities such as gold or base metals, diamonds do not have a standard value per unit weight that can be used to calculate value of a deposit. A one carat diamond can be worth from less than one dollar to tens of thousands of dollars, depending on the shape, colour and quality. A parcel of diamonds must be individually examined to establish an average value. While diamond values also vary over time, the trend has been towards an increase with time. Multiple valuations from different professional diamond valuers, or diamantaires, are necessary, and are usually averaged to give an estimate of the probable true price of the goods in question. Diamond price estimates can differ between valuers by as much as ± 20%. This is especially so on smaller parcels of diamonds. These differences are simply due to the fact that different diamantaires will perceive the value of a stone or parcel of stones differently. Their price guidelines will differ somewhat as well.

A cumulative 8,315.58 carat diamond parcel acquired by bulk sampling underground, trench sampling and RC drilling completed by Stornoway between 2003 and 2007 was used for value modelling. In a valuation exercise, it is necessary to involve a number of diamantaires to obtain a range of valuations that can be averaged to get an accurate price estimate and to use these data to model an average price. Often, in early stage evaluations of diamond projects, diamond price modelling is undertaken. In price modelling, the small sample size is compensated for by estimation of what the diamond population in a larger sample would be. By doing this, the valuer attempts to predict the likelihood of finding larger stones and what their effect on the overall value of the parcel would be and, as such, estimate more closely what the run-of-mine value would be. Modelling involves study of the diamond parcel on hand, including size distributions and valuations, to statistically estimate the upper and lower limits of a production parcel at certain confidence levels based upon the small parcel on hand. To accomplish this, Stornoway contracted WWW IDC to obtain valuations and perform price modelling. WWW IDC are recognized international leaders in this field.

Mineral Resources and Mineral Reserves

2015 Mineral Resource Estimate

Following a 2014 deep directional drill program at the Renard 2 kimberlite, and extensive related sampling activities both at Renard 2 and other project kimberlites, an updated Mineral Resource estimate was completed in accordance with the CIM Mineral Resource and Mineral Reserve definitions referred to in NI 43-101 and reported on September 24, 2015, for Renard 2, Renard 3 and Renard 4. That work, as well as a target for further exploration for the Renard 1, Renard 7 and Renard 10 kimberlite pipes and the Hibou kimberlite dyke system, was more fully documented in an NI 43-101 technical report entitled "2015 Mineral Resource Update for the Renard Diamond Project, Québec, Canada" with an effective date of September 24, 2015 (available on SEDAR at www.sedar.com).

The 2015 Mineral Resource Estimate comprises the integration of kimberlite volumes, density, petrology and diamond content data derived from 101,078 m of diamond drilling (497 holes), 6,151 m of large diameter reverse circulation (RC) drilling (36 holes), 23.7 tonnes of samples submitted for microdiamond analysis, 196 carats (cts) of diamonds (3,107 stones) recovered from drill core, 605 cts of diamonds (7,181 stones) recovered from RC drilling, 4,404 cts of diamonds (40,521 stones) recovered from underground bulk sampling and 5,219 cts of diamonds (52,474 stones) recovered from surface and trench sampling. The estimate also incorporates information derived from approximately 150 drill holes, 37 surface test pits and 12 trenches undertaken for geotechnical and hydrogeological purposes. Results are tabulated in Table 1.5 and Table 1.6. The 2015 Mineral Resource Estimate is based on the continuity of geology between kimberlite at depth and kimberlite nearer surface, and the generally low variation in sample results for the different kimberlite phases with depth.

Table 1.5: September 2015 Indicated Mineral Resources of the Renard Diamond Mine

	Total	Total	Average	Average
Deposit	Tonnes(4)	Carats(4)	cpht(5)	Dilution %
Renard 2 Total	25,696,000	21,578,000	84.0	54.7
Renard 2 w/o CRB(6)	21,417,000	20,680,000	96.6	46.4
Renard 2 CRB	4,279,000	899,000	21.0	96.0
Renard 3	1,820,000	1,859,000	102.2	33.5
Renard 4	7,246,000	4,437,000	61.2	48.9
Renard 65	7,865,000	2,300,000	29.2	42.8
Renard 9	0	0	0	n/a
Lynx	0	0	0	n/a
Hibou	0	0	0	n/a
Total	42,627,000	30,175,000	70.8	50.6

Note:
(1)	Effective date is September 24, 2015.
(2)	Classified according to CIM Definition Standards.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(4)	Totals may not add due to rounding.
(5)	Carats per hundred tonnes. Estimated at a +1 DTC sieve size cut-off.
(6)	Excludes discrete more dilute kimberlite facies not previously incorporated into July 2013 Resource. Provided to facilitate more direct comparison with 2013 Mineral Resource estimate.

Table 1.6: September 2015 Inferred Mineral Resources of the Renard Diamond Mine

	Total	Total	Average	Average
Deposit	Tonnes(4)	Carats(4)	cpht(5)	Dilution %
Renard 2 Total	6,589,000	3,883,000	58.9	72.8
Renard 2 w/o CRB(6)	4,080,000	3,356,000	82.3	58.5
Renard 2 CRB	2,510,000	527,000	21.0	96.0
Renard 3	542,000	609,000	112.3	39.4
Renard 4	4,750,000	2,455,000	51.7	56.3
Renard 65	4,928,000	1,181,000	24.0	56.5
Renard 9	5,704,000	3,040,000	53.3	63.6
Lynx	1,798,000	1,924,000	107	n/a
Hibou	178,000	256,000	144	n/a
Total	24,490,000	13,348,000	54.5	n/a

Notes:
(1)	Effective date is September 24, 2015
(2)	Classified according to CIM Definition Standards.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(4)	Totals may not add due to rounding.
(5)	Carats per hundred tonnes. Estimated at a +1 DTC sieve size cut-off.
(6)	Excludes discrete more dilute kimberlite facies not previously incorporated into July 2013 Indicated Resource. Provided to facilitate more direct comparison with 2013 Mineral Resource estimate.

There is additional potential for the project, as the geological models for Renard 2, Renard 3, Renard 4, Renard 65, and Renard 9 are based on conservative geometries for the kimberlites at depth, and the models do not incorporate areas of limited drilling at depth. New work was also undertaken during 2013, 2014 and 2015 on the Renard 1, Renard 7, Renard 8 and Renard 10 kimberlite pipes, and various kimberlite dyke systems on the property. The TFFE - previously known as PMD before the June 30, 2011 revisions to NI 43-101 - are detailed in Table 1.7. Total TFFE was identified as representing between 76 and 113 million tonnes, containing between 33 and 71 million carats of diamonds, at an average grade of 43 to 63 cpht. The potential quantity and grade of any TFFE is conceptual in nature, there is insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

Table 1.7: September 2015 Target For Further Exploration of the Renard Diamond Mine

Low Range				High Range
Deposit	Total Tonnes	Total Carats	Average cpht	Total Tonnes	Total Carats	Average cpht
Renard 2	6,138,000	3,683,000	60	15,472,000	15,472,000	100
Renard 3	3,352,000	3,520,000	105	3,773,000	6,338,000	168
Renard 4	11,120,000	5,560,000	50	15,358,000	11,826,000	77
Renard 65	29,026,000	7,257,000	25	40,926,000	13,506,000	33
Renard 9	3,858,000	2,006,000	52	6,327,000	4,302,000	68

Lynx	3,089,000	2,966,000	96	3,199,000	3,839,000	120
Hibou	3,469,000	3,608,000	104	4,028,000	6,082,000	151

Renard 1	8,620,000	1,724,000	20	12,983,000	3,895,000	30
Renard 7	6,342,000	1,902,000	30	9,431,000	3,772,000	40
Renard 10	1,217,000	730,000	60	1,730,000	2,076,000	120
Total(2)	76,232,000	32,956,000	43	113,227,000	71,108,000	63

Notes:
(1)	Previously known as PMD prior to June 30, 2011 changes to NI 43-101.
(2)	Totals may not equal the sum of the individuals due to rounding.

For the purposes of the 2016 Technical Report, only the Indicated Mineral Resources were considered.

Mineral Reserves

A detailed mine plan was developed to extract the Indicated Mineral Resources of the Renard Diamond Mine. Dilution and recovery assumptions were applied, and cut-off grades were calculated using preliminary costs and diamond valuations. Open pit and underground Probable Mineral Reserves were estimated independently based on criteria specific to each method. A reconciliation of the Indicated Mineral Resources included in the open pit and underground mine plans was completed, confirming that all available resources were included.

The Renard 2 and Renard 3 kimberlite pipes will be mined through a combination of open pit and underground mining methods while the Renard 65 pipe will be mined by open pit method only and Renard 4 pipe will be mined by underground methods only.

Open Pit: Reserves for the surface mine design are reported according to CIM standards. According to these standards, resource model blocks classified as Measured and Indicated are reported as Proven and Probable mineral reserves respectively. Owing to those reporting standards, the Inferred Resources cannot be included as reserves and so have not been included in the life of mine schedule. No resource blocks are classified as Measured and therefore no part of the Mineral Reserve classifies as Proven. The total Probable Mineral Reserve includes an ore dilution factor and an ore recovery factor to estimate a recoverable mining reserve.

The ore outline mining shapes consisted of expanding the modelled kimberlite solids to incorporate a 1 m dilution envelope. Specific dilution factors were estimated for each kimberlite orebody through compilations performed on a bench by bench basis. The dilution envelope is assumed not to contain diamonds and is therefore considered to be of zero grade. The dilution factors by bench per kimberlite pipe are shown in Tables 1.8 and 1.9. For Mineral Reserve estimation, a 98% mine recovery factor was then applied to account for ore unrecovered at the edge of the orebody. The cut-off grades used for the Mineral Reserve estimation are shown in Table 1.10.

Table 1.8: R2, R3 & R65 Dilution by Bench

Bench	Bench Dilution (%)
	R2	R3	CRB	CRB2a	R65
500	-	10.1	-	-	-
490	4.4	10.5	4.4	3.4	-
480	1.6	12.9	3.3	2.5	4.2
470	0.8	13.6	3.4	2.3	3.8
460	0.9	16.6	3.5	2.1	3.6
450	1.5	12.6	3.3	1.9	3.7
440	1.7	10.8	4.6	2.0	3.6
430	2.0	9.8	5.3	1.7	4.1
420	2.6	9.1	5.3	1.3	3.6
410	2.4	9.3	6.7	1.1	3.8
400	1.3	5.5	6.2	0.6	3.6
390	0.5	-	-	-	3.6
380	0.2	-	-	-	3.5
370	-	-	-	-	3.5
360	-	-	-	-	2.6

Bench	Bench Dilution (%)
	R2	R3	CRB	CRB2a	R65
350	-	-	-	-	2.1
Average	1.72	11.44	4.32	1.75	3.51

Table 1.9: Average Dilution Factors

Dilution	R2 (Kimb2a; Kimb2b; CRB2a; CRB)	R3	R65
Diluted Ore Tonnage	4,333,020	793,719	4,578,679
Dilution Factor	2.73%	11.44%	3.51%

Table 1.10: Open Pit Cut-off grade (cpht)

R2 (Kimb2a; Kimb2b; CRB2a; CRB)	R3	R65
16.2	22.1	17.0

The total in-situ open pit Probable Mineral Reserve is estimated at 8.91 million tonnes of ore at an average diluted grade of 44.4 cpht for 3.96 million carats. The Renard 3 pipe has the highest average diamond grade at 92.3 cpht, followed by Renard 2 at an average grade of 59.6 cpht (after inclusion of the "CRB" and "CRB-2A" units). Renard 65 is a lower grade pit containing 4.58 Mt of ore at an average grade of 30.1 cpht for 1.38 million carats. As of December 31, 2015, 153 kt of ore have been mined and stockpiled containing an estimated 113 thousand carats.

Underground: The first step in the estimation of the underground Probable Mineral Reserves was to create 3-D shapes for each of the proposed stopes based on the Indicated Mineral Resource model and the planned mining method. Practical shapes compatible with the planned development of the drawpoint levels and drill drifts, available drill patterns, the type of drilling equipment selected, and likely post blast outlines, were created. The pipes outlines in some areas are irregular and in these areas practical (smoothed) mining outlines were created, which typically encapsulated some waste rock and occasionally excluded some kimberlite. Once all volumes were created, the tonnage and grade of all the Indicated Mineral Resources contained within each stope shape were queried using the resource block model, Deswik software and excel spreadsheet for the resource to reserve conversion.

The modifying factors of mining recovery and external dilution of BHS mining have been applied to the contained Indicated Mineral Resource and waste in the stope shapes. The assumptions of recovery and dilution for BHS mining used for the 2016 Technical Report are listed in Table 1.11. Additional simulations will be performed to optimise these factors as the mining strategy is being refined for R2, and new simulations will be done for R3 and R4 to validate current assumptions.

Table 1.11: Assumptions of Recovery and Dilution of BHS Mining

Modifying Factor	Pipe
	R2	R3	R4
Mining Dilution	20%	14%	14%
Mining Recovery	82%	85%	78%

Considerations for recovery and dilution estimate assumptions for BHS mining were the following:

•

the first 35% of the production is swell, which is expected to have very low dilution. When the stope is full of blasted ore, the first 50% to 60% of the drawdown is also expected to have very low dilution and high recovery. When backfill waste starts mixing with the ore as it is drawn down, it is expected that dilution for each tonne drawn will start increasing significantly;

•	placement of drawpoints and drawdown planning are critical to achieve mass flow and minimize "rat-holing" of the blasted ore in the stope during drawdown;

•	grade of all external dilution has been assumed to be zero, even if it is known that the CRB units, which surround the pipes in many locations, contain diamonds;

•

for internal design dilution, a grade of 21 cpht has been assumed for the CRB above the 300 m elevation (Indicated Resources). The grade of the CRB below this elevation (Inferred Resources) was assumed at 0 cpht, the same for all other waste rock units;

•	it is expected that much of the dilution will come from open pit waste rock, placed on top of the blasted kimberlite, which will contain no grade;

•	material from drawcones located mostly in waste will be screened according to the following guidelines:

•	waste/ore percentage < 75% = 0%

•	250% > waste/ore percentage > 75% = 33%

•	750% > waste/ore percentage > 250% = 67%

•	750% < waste/ore percentage = 100%

•

where a significant amount of blasted waste is included in the stope design, it was considered that it would either be left in the stopes (if on top of the ore) or screened (if below the ore) following the assumption that 33% will be mixed with the blasted ore and recovered, and 67% will be left in place at the end of the stope extraction. This was done on a stope by stope basis, making sure that it is operationally feasible.

At the very bottom level (710L for Renard 2 and 270L for Renard 4), the kimberlite remaining on the underside of the drawpoint troughs will not be recovered as part of BHS mining. At the very end of the mine life, sublevel retreat mining will be used, to recover this ore. Up holes will be drilled from all the drawpoints and scram drifts located below the troughs and cones, and then the holes will be blasted and the ore mucked in a retreat fashion.

At this stage, the mine-life estimated average recovery and dilution factors have been applied to each individual mined block (drawcone, stopes and sills) as not enough information is available to perform this exercise on a stope by stope basis. These factors will certainly vary for each mined block.

The grade of all the stopes was compared to the cut-off grades shown in Table 1.12, and all stopes were found to exceed this cut-off.

Table 1.12: Underground Cut-off grade (cpht)

R2 (Kimb2a; Kimb2b; CRB2a; CRB)	R3	R4
29.2	36.6	37.1

Of the three underground pipes in the Probable Mineral Reserve, Renard 2 contains 81% of the tonnes and 86% of the carats, Renard 4 contains 14% of the tonnes and 9% of the carats, and Renard 3 contains 5% of the tonnes and carats.

All open pit and underground Mineral Reserves are in the "Probable" category. A consolidated summary of open pit and underground Probable Mineral Reserves, by mining method and pipe, effective as of December 31, 2015, is presented in Table 1.13.

Table 1.13: Probable Mineral Reserve Summary – Open Pit and Underground

Mine	Tonnes (k)	Grade (cpht)	Carats (k)	% Tonnes Total	% Carats Total	% Tonnes Method	% Carats Method
OPEN PIT
R2	1,489	92.7	1,381	4.5%	6.2%	16.7%	34.9%
CRB2A	475	31.4	149	1.4%	0.7%	5.3%	3.8%
CRB	1,575	20.2	319	4.7%	1.4%	17.7%	8.1%
R2 Subtotal	3,539	52.2	1,849	10.6%	8.4%	39.7%	46.7%
R3 Subtotal	794	92.3	733	2.4%	3.3%	8.9%	18.5%
R65 Subtotal	4,579	30.1	1,376	13.8%	6.2%	51.4%	34.8%
TOTAL OP	8,912	44.4	3,958	26.8%	17.9%	100%	100%
UNDERGROUND
R2-290	5,111	63.3	3,236	15.4%	14.6%	21.0%	17.8%
R2-470	4,744	84.7	4,017	14.3%	18.1%	19.5%	22.1%
R2-590	4,750	89.9	4,270	14.3%	19.3%	19.5%	23.5%
R2-710	5,073	81.4	4,132	15.2%	18.7%	20.8%	22.7%
R2 Subtotal	19,679	79.6	15,655	59.1%	70.7%	80.8%	86.1%
R3 Subtotal	1,223	70.2	858	3.7%	3.9%	5.0%	4.7%
R4 Subtotal	3,458	48.3	1,671	10.4%	7.5%	14.2%	9.2%
TOTAL UG	24,360	74.6	18,184	73.2%	82.1%	100%	100%
STOCKPILE	153	73.5	113
TOTAL OP, UG & Stockpile	33,424	66.5	22,255	100%	100%

Notes:
(1)

Probable Mineral Reserves have an effective date of December 31, 2015. The Probable Mineral Reserves were prepared under the supervision of Patrick Godin, Eng., Chief Operating Officer and Director of Stornoway. Mr. Godin is a Qualified Person within the meaning of NI 43-101.

(2)	Probable Mineral Reserves are reported on a 100% basis.
(3)	The reference point for the definition of Probable Mineral Reserves is at the point of delivery to the process plant.
(4)	Probable Mineral Reserves are reported at +1.0 mm (effective cut-off of 1.0 mm).
(5)

Probable Mineral Reserves that will be or are mined using open pit methods include Renard 2, Renard 3 and Renard 65. Probable Mineral Reserves are estimated using the following assumptions: Renard 2 and Renard 3 open pit designs assuming external dilution of 4.3% and mining recovery of 98%; Renard 65 open pit design assuming external dilution of 3.5% and mining recovery of 98%.

(6)

Renard 2, Renard 3 and Renard 4 Probable Mineral Reserves are mined using underground mining methods. The Renard 2 Probable Mineral Reserve estimate assumed an external dilution of 20% and mining recovery of 82%. The Renard 3 Probable Mineral Reserve estimate assumed an external dilution of 14% and mining recovery of 85%. The Renard 4 Probable Mineral Reserve estimate assumed an external dilution of 14% and mining recovery of 78%.

(7)	Tonnes are reported as thousand metric tonnes, diamond grades as carats per hundred tonnes, and contained diamond carats as thousands of contained carats.
(8)	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

Factors that may affect the Probable Mineral Reserve estimates include:

•	New data from ongoing and upcoming sampling programs;

•	Updates to assumptions used in estimating diamond carat content, including bulk density, pipe geometry and dimension, and grade interpolation method;

•	Geological interpretation of internal kimberlite units and/or domain boundaries;

•	Changes to mine design and/or planning parameters;

•	Unforeseen mine geotechnical and/or hydrological conditions;

•	Depletion due to mining or sampling;

•	Further improvement, or deterioration, of process plant recovery;

•	External influences on operating and sustaining capital costs, including without being limited to, energy costs and escalation;

•	Diamond price and valuation assumptions;

•	Foreign exchange rates, especially Canadian dollars versus United States dollars;

•	Variations to the permitting, operating or social licence regime assumptions, in particular if permitting parameters are modified by regulatory authorities during permit renewals.

Mining Operations

The mining strategy for the Renard Diamond Mine is to extract the near surface portions of the kimberlite orebodies by open pit mining methods and to recover the extensions at depth using the underground BHS method. The selection of this underground mining method is the result of a trade-off study that was conducted to determine the best method for the project. The fact that the orebody can be mined by underground mining methods affects the optimum open pit size and is a trade-off of profit from mining by open pit versus underground mining techniques.

Open Pit Design

Open pit optimization was carried out using the Whittle software package implementing the Lerch-Grossman algorithm. The Whittle optimizations were performed using the 2015 Mineral Resource Update. The 2016 Technical Report considers mineralization classified in the Indicated Resource category, which limits open pit mining to the Renard 2, Renard 3 and Renard 65 kimberlite ore bodies.

A mining dilution factor was estimated for each pipe by including a 1 m envelope around the ore. The resulting dilution factor, which was employed in the optimization process, was used to calculate the diluted grade. For optimizations, an ore recovery of 96% was used for Renard 2 and Renard 3 and 100% for R65, while for Probable Mineral Reserves estimates, a uniform 98% was used for the open pits. Several optimization iterations and cases were performed for the R2/R3 open pit imposing certain surface and pit depth constraints. The selected R2/R3 pit shell is not limited by surface constraints, but is limited to elevation 380 in the pit where the current underground mine is designed to recover the ore body. The R65 pit is constrained at surface due to the road and lake bounding the pit on the south side and does not consider that the ore body will be mined by underground methods. Bench heights of 10 m were selected to facilitate efficient drilling and blasting activities. The loading units will mine the benches in 10-m-high cuts. The pit slope profile was determined using geotechnical recommendations from Golder and Itasca Consulting Canada Inc. The modelled overburden thickness varies from 5 m at the edges to > 27 m over the center of the orebodies. The slope configuration recommendations vary based on overburden thickness. The Renard 2 and Renard 3 open pit excavations result in a single pit at surface with two pit bottoms centered on the respective orebodies. The excavation is therefore treated as a single pit and is referred to as the R2/R3 open pit. The R2/R3 open pit is too small to allow for internal pit phases. The Renard 65 pit is centered on one main kimberlite and will be mined in three phases to maximize value and sequence waste mining.

Underground Mine Development

Access to the mine will be provided by a ramp to exploit the Probable Mineral Reserves that have been defined down to a depth of 710 m for the Renard 2 pipe, 250 m for the Renard 3 pipe and 270 m for the Renard 4 pipe. The underground mine has been planned so that a single common ramp will provide access to all three Renard pipes. The ramp has been sized to allow efficient ore extraction with an underground mobile equipment fleet, such as 60t haul trucks and 20t LHDs. It will be driven from surface to the 710L and will connect to all six drill levels and four production levels. Since only a ramp and a supported raise with a manway have access through to surface, all workers, equipment and materials will be transported in and out of the underground mine via the ramp facility. To facilitate smooth traffic in the ramp during the ore haul, passing bays were incorporated into the ramp design to allow loaded ore trucks to travel the ramp with minimal interruptions. The Renard 3 and Renard 4 pipes will be accessed either from the main ramp or from existing levels initially developed to access Renard 2.

During the life-of-mine, a total of 37.0 km of development will be excavated of which 4.0 km will be in initial or pre-production capital with the remainder in operating and sustaining capital. This development will produce 0.6 Mt of kimberlite ore and 2.0 Mt of waste. Ramp development was initiated in December 2014 with an initial 8 m cut, and then recommenced in April 2015. As of December 31, 2015, 887 m of development had been completed. The main ramp will remain the highest priority task until 290L is reached, as it is part of the critical path to start the underground operation. The planned rates per development team are 5.2 m/d for the ramp; 5.5 m/d for a single face in standard size tunnels, and 6.5 m/d if there are multiple faces available in standard size tunnels. Except for the first 8 m, which were performed by a contractor, all lateral development will be done by Stornoway-employed crews with newly purchased equipment.

The main exhaust raise will be a vertical and supported 5.0 m in diameter raise, extending from surface to 710L. It will be excavated in four sections: surface to 290L; 290L to 470L; 470L to 590L; and 590L to 710L. The main fresh air raise will be a vertical 6.5 -m diameter supported raise, also extending from surface to 710L. It will be excavated in five sections: surface to 160L; 160L to 290L; 290L to 470L; 470L to 590L and 590L to 710L. The fresh air raise will also serve as the secondary egress from the mine in the event of emergency where the primary egress through the ramp is unavailable. Mine services such as electrical cables, fuel line, mine water, dewatering, compressed air and communications will be provided through the raise as well.

Underground Mining

At the outset of the mine design contemplated in the report titled "The Renard Diamond Project, Québec, Canada, Feasibility Study, NI 43-101 Technical Report" dated December 29, 2011, a trade-off study was conducted to select the preferred underground mining method or methods to be used to extract the Renard 2, Renard 3 and Renard 4 pipes. In the study, potential mining methods were identified, evaluated and compared considering safety, dilution and recovery, production capacity, schedule, economics, risks and opportunities. As part of this study, a rock mechanics evaluation was conducted by Itasca Consulting Canada Inc., which determined that the Renard 2 and Renard 4 pipes were unlikely to support natural progressive caving, since the "caving" region is reached only for the lowest rock properties and largest hydraulic radius. As a result, block caving was eliminated as a potential mining method. Four underground mining methods were shortlisted and evaluated, including BHS, sublevel retreat, long hole panel mining with backfill, and blasthole shrinkage with pillars. Based on this study, the BHS mining method was selected to mine the underground portions of the Renard 2, Renard 3 and Renard 4 kimberlite pipes.

The BHS method consists of drilling and blasting the ore with long large-diameter blastholes, and extracting the ore at the base of the stopes from drawpoints. During the blasting phase, ore is left in the stope to support the walls until the complete stope has been blasted. Since ore expands when blasted due to the voids in the broken rock, it is necessary to draw out this swell on an ongoing basis, approximately 35% of the total in situ ore. Thus, with this method, there is a continual supply of ore production throughout the blasting period, and once the blasting is complete, the remaining broken ore can be drawn from the stope – generally at a very high rate with few restrictions.

The expected advantages of BHS are:

•	High production capacity capable of producing 6,000 tonnes per day ;

•	Minimizes overall development requirements with large sublevel spacing (60 m);

•	Blasted ore left in the stope (shrinkage) provides support to stope walls until the blasted ore is drawn down;

•	Modern large equipment (20t LHD's and in-the-hole drills with 60+ m blasthole lengths) can be used, resulting in high equipment productivity;

•	Initial production from the stopes can begin before completion of the R2/R3 OP;

•	Over half of the blasted ore can be recovered with low dilution before higher dilution in the final drawdown phase begins.

The BHS method has been designed to progress in four stages from the top of the pipe (bottom of the open pit) downwards. As the ore is drawn from the stope, a large open void will be created if no backfill is used. The mine plan is to fill this void using open pit waste as backfill placed into the stope by dumping it from trucks on surface onto the top of the broken ore column being drawn down in the pipe. For Renard 2 and Renard 3, waste will be dumped over the edge of the pit, while for Renard 4, wastes will be dumped into backfill raises leading to the top of the underground stope. This use of open pit wastes will also enable the rehabilitation of the waste rock pile during mine operation rather than at the end of the mine life.

A 3D view of the planned development and stopes is shown in Figure 1.14.

Figure 1.14: 3D View of the Renard Mine

For production mining, the Renard 2 pipe has been divided vertically into four production stages (zones), each located at elevations where the ore body changes geometry and orientation, so that recovery and dilution factors could be optimized. The resulting production levels with this design are at level 290L, 470L, 590L and 710L (all level designations are depth below surface in metres). Their respective heights are 165 m (up to the pit bottom), 180 m and 120 m for the last two stages. Drawpoints and cones will be located at the base of each of the stages. A top-down mining sequence is planned for the four mining zones in Renard 2.

The base of the Indicated Resource in the Renard 4 pipe is 235 m below surface (270 m from FAR collar) and will be mined below a 100-m-thick crown pillar for a vertical height of 135 m. The interpretation of the shape of the Renard 4 pipe is oblong, and very regular in its outline, so this height was deemed to be suitable for BHS mining. One production level and two drill levels will be used to extract all reserves from the Renard 4 orebody, which will also be subdivided into vertical panels as Renard 2. The bottom production level for Renard 4 pipe is at the 270L.

The Renard 3 pipe is fairly large close to surface, but then necks down to a fairly small pipe below the open pit and further necks down at the base of the Indicated Mineral Resources at a depth of 250 m. Due to the very irregular shape of the orebody, the Renard 3 pipe was divided in two stopes. The stope on the West side of the pipe will first be mined bottom up by BHS as its grade and size are more important. This opens the opportunity to recover most of the carats in R3 without adding fill before the stope is depleted. Once the first stope is filled with waste, the stope on the East side of the pipe (stope 2) will be mined using standard long hole stoping, as it is too narrow to accommodate drawcones. The bottom of the only production level for the Renard 3 pipe is at 250L, and the mining of two stopes will extend up to the bottom of the pit.

Production Schedule

The mine production schedule was developed to initially supply the plant at a nominal rate of 2.16 Million tonnes per annum or 180,000 t/month. A plant ramp-up schedule is planned over a nine- month period starting in October 2016. The ramp-up includes three months of commissioning. It is planned to increase the mill feed up to 210,000 t/month by July 2018 to reach 2.52 Million tonnes per annum. The open pit production rate in the R2/R3 open pit is less than the mill capacity. An ore stockpile will be accumulated which can be used to balance the open pit and plant schedule until such time as sufficient ore produced by underground mining operations is available. The Renard 65 pipe is of lower grade than Renard 2 and Renard 3 pipes and is mined as supplemental feed to the underground operation once the R2/R3 open pit is exhausted. Waste rock mined from R65 will also be used as underground backfill material and the Renard 65 pit will act as a water catchment basin to collect surface runoff water. Mining of the R2/R3 open pit commenced in March 2015 and will conclude in April 2018.

Initial production blasting in the Renard 2 pipe on 290L is scheduled to start in August 2017, at a modest production rate with the commencement of drawcone blasting. Production blasting in the first stope on 290L will be initiated in November 2017, with total production tonnage forecast to reach 60,000 tonnes that month. The tonnage will then gradually increase of 15,000 tonnes each month until May 2018 when it will reach 150,000 tonnes. It is anticipated that the full production rate of 180,000 tonnes (6,000 tonnes per day) will be achieved in June 2018. Generally, each stope will provide between 1,000 tonnes per day and 2,000 tonnes per day in order to maintain a good ore/backfill interaction to optimize recovery and dilution factors.

The underground production schedule has been designed to coordinate with the open pit production schedule so that the mill feed continues at the full rate of 6,000 tonnes per day during the transition period from the completion of the open pit through the build-up to full production from underground.

Underground production will continue from Q3-2017 until early 2029 for a total mine life of 14 years. For the Renard 2 pipe, the 290L mining area will be completed in Q1-2021, the 470L area in Q2-2023, the 590L in 2025, and the final 710L area in 2028. The R3 pipe has been scheduled in 2026 and 2027 during the transition of the production from the R2-710 zone towards R4. Due to its small body shape and confined design, the highest planned rate for Renard 3 is 3,000 tonnes per day. The first production from R4 starts in 2027 and continues to the end of the mine life in early 2029.

Mineral Processing and Diamond Recovery

The process flow sheet was developed by Stornoway based on the following key aspects:

•	The material characteristics observed, and data obtained, from the treatment of underground samples from Renard 2, Renard 3 and Renard 4 in Stornoway's Lagopede bulk sample plant;

•	Specific unit operation test work;

•	Conventional diamond processing techniques as successfully employed in the diamond industry;

•	Liberation effectiveness with focus on diamond breakage;

•	Circuit simplicity; and

•	Cost effectiveness.

To optimize footprint and capital costs, the diamond process plant design has a single process line for comminution and ore preparation. Capacity considerations dictate that two (2) DMS circuits for concentration and four (4) lines for fines dewatering are required. All process equipment including storage bins and materials handling equipment is housed within a heated building, heated transfer towers or heated conveyor galleries.

The process plant design capacity is 2.16 Million tonnes per annum (dry solids basis). The plant overall utilization is estimated to be 78%, equivalent to an operating time of 6,833 hours per year or 315 tonnes per hour and 6,000 tonnes per day. Stornoway expects to increase the plant throughput to 323 tonnes per hour, already within initial plant equipment capacity, and increase the plant availability to 83.5% by optimizing plant maintenance sequences. Taking the aforementioned into consideration, by July 2018, Stornoway expects the plant will operate at a throughput of 7,000 tonnes per day at an overall plant utilization of 83.5% . Once the plant achieves sustainable nameplate throughput, further optimization work will be conducted focusing on liberation, diamond breakage and increasing the overall plant utilization. The ore processing system will liberate, concentrate and recover diamonds from 45 mm to 1 mm.

Liberation design will use stage crushing where each crusher will operate with a large crushing gap to protect against potential diamond breakage. ROM material will be crushed, washed and sized at various stages to produce -45 mm ore, before all liberated diamonds are recovered within either a DMS or LDR concentration process. All rejected material larger than 6 mm from these processes is re-crushed within a HPGR crusher to maximize the liberation of trapped diamonds. The HPGR product is then returned to the scrubber circuit to wash and de-agglomeratethe HPGR product. The HPGR promotes interparticle crushing used for tertiary crushing and is the principal diamond liberator generating a product size of 60% smaller than 6 mm. The majority of the unwanted fines (-1 mm) are separated from the ore in these circuits and then pumped to the thickening circuit for dewatering.

A surge bin with a capacity of 240 tonnes decouples the DMS from the ore preparation circuit. The process plant will produce a DMS and LDR concentrate which will be treated in a secure diamond recovery facility that uses diamond differentiation techniques based on magnetic, X-ray, laser Raman and ultra-violet technologies with hand sorting as final de-falsing step to produce a nominally 98% diamond product.

Final diamond recovery is achieved by hand sorting diamonds from waste in a secure glove box, located within the sorthouse in the recovery plant. The diamonds will be chemically cleaned before preliminary valuation and export. The diamond plant is expected to have a diamond recovery efficiency of not less than 97% by mass and 99% by value of liberated diamonds.

Security is a key element of the process plant design given the high value and volume of the final diamond product. A security management system to detect, deter and reduce the possibility of diamond theft in conjunction with an automated diamond recovery process is part of the design.

The following facilities are included in the plant design:

•	Main plant office, control room and electrical rooms

•	Recovery plant office, control room and storage room

•	Security offices, access control and search rooms

•	Metallurgical laboratory

•	Air compressor area

•	Mid-size maintenance workshop

•	Diamond cleaning facility

•	Diamond stock room

•	Diamond valuation room

Table 1.15: Main Plant 3D Modal

Project Infrastructure

The Renard Diamond Mine surface and underground infrastructure are currently under construction.

On Site Ground Infrastructure

The on-site ground infrastructure required for the development of the Renard Diamond Mine include the following:

Water distribution system: a raw water intake has been installed in Lake Lagopede and a pumping station was installed on the shore at hundred metres from the lake. It is located near the accommodation camp and a few hundred metres from the main process area. The same pumping station also supplies the potable water treatment plant.

Wastewater treatment plant: a wastewater treatment plant equipped with a membrane bioreactor (MBR) treatment system has been constructed.

Potable water treatment plant. the potable water treatment plant is installed in a container located within the emergency vehicles garage. It houses the water treatment equipment, pumps and a small office.

Trench landfill: a trench landfill system with a volume of 40,000 m³ is in operation for domestic solid waste management.

Power plant: a power plan (comprised of seven natural gas generators of 2050 KW each and three diesel-powered generators of 1800 KW each) was constructed on the Renard Diamond Mine site to provide power requirements of the mine.

Fuel and LNG storage and regasification plant: a tank farm was constructed to store arctic grade diesel and unleaded gasoline in double-walled fuel tanks. An LNG storage and regasification plant was also constructed. This facility consists of a truck offloading station, six storage tanks and a regasification station with its ancillary.

Explosive storage and handling area: the explosive storage and handling area consists of storage containers for emulsion, one detonator magazine, one packaged explosive magazine and a garage / wash bay building.

Service Buildings: the service buildings of the Renard Diamond Mine are all operational and include an accommodation complex, a camp reception complex, dormitories, emergency vehicle garage and potable water treatment plant, a service building, a leisure building, a heavy vehicle truck shop, light vehicle garage, workshop and warehouse, an office building.

Telecommunication System: a single satellite dish antenna, modems and related equipment have been installed at the mine site for recreational use (mainly TV signal to the rooms). Voice, video conferencing and data transmission are assured to the Renard mining site via a multi-megabit Microwave link going through seven repeater towers. The above Microwave link originates at the office building where MPLS connectivity to all other Stornoway locations is provided. The airport communication systems are serviced from the mine site by way of another multi-megabit Microwave link. This provides surveillance of the remote airport site while it is unmanned. IP Telephone service with QoS (Quality of Service) is installed at all site locations where warranted for operation and/or emergency communication needs. The industrial areas of the site (mill, power plant, garages etc.) are linked via fiber optic cables and equipped with more robust telephone sets and cabling, where warranted. VLANs with Firewall rules are used in order to keep recreational, corporate, production, CCTV and other types of content isolated from each other.

On Site Underground Infrastructure

Electrical power: electrical power will be provided throughout the mine for drills, jumbos, fans, pumps, lighting and other miscellaneous loads. The power will be distributed to the mine at 4.16 kV through three primary feeders, two located in the fresh air raise (3C 250 MCM) and the third in the ramp. All three feeders will be supplied from the power station electrical room. A substation located on surface will be fed from the power house electrical room containing BUS A and B and having 2000 amp capacity. From there, power will be distributed to the mine surface facilities, including the main intake fans.

Ventilation system: the mine will have one main fresh air intake, which will be a 6.5 -m diameter supported raise with services and manway (secondary egress). Fresh air will be distributed on most levels directly from the fresh air raise. Drill levels which are not connected to the fresh air raise will be supplied via smaller vent raises connected to other levels with fresh air. Air distribution within the mine will be controlled by a combination of ventilation doors (SAS), regulators, plastic flaps and secondary fans installed in walls. This will allow large flow coverage of the levels with the use of auxiliary fans only locally (e.g., drill drifts). As the ramp is the primary egress, the secondary egress from the mine will be provided via a ladderway installed in the fresh air raise. The mine fresh air intake will be downcast so in the case of a fire, it will always be in fresh air and provide a safe escape route. In the rare case of a fire in or near the raise, personnel will report to the nearest refuge station.

Water pipelines: process water is required underground for drilling, dust suppression, and wash-down of equipment and rock faces for geology and mining. Process water will be supplied from the project process water distribution system on surface, and will be fed underground through 151 mm (6") pipelines in the fresh air raise and 102 mm (4") in the ramp. Provisions are made for water recirculation to reduce water consumption and water treatment. Potable water for underground use will be provided using a 51 mm (2") line in the fresh air raise.

Dewatering system: a four-stage dewatering system is planned for the underground mine. Main sumps and pumping stations will be located on 290L, 470L, 590L and 710L, with water pumped from the lower pump station being rehandled at the upper station. It is anticipated that approximately 30% of the mine water inflows will be intercepted and contained at 290L, 470L and 590L as mining progresses deeper. Consequently, the 710L lower pumping station has been designed for 1960 m3/day (360 USgpm) while the 290L, 470L and 590L upper stations will be capable of pumping the full predicted flow of 2,725 m3/day (500 USgpm). All pump stations will have two pump arrangements installed, one operational and the second on standby for maintenance. A gravity drainage system will be established whereby drainage holes will be drilled to connect the levels and channel mine water down to the sump on the nearest level.

Communication system: the communication system for the underground operation will be installed in most tunnels and uses coaxial cable with modems, antennas and amplifiers. The system will be capable of transmitting data and voice, as well as high speed internet, telephone and equipment/personnel tracking. In addition, conventional telephone service will be provided to the refuge stations, maintenance facilities and fueling stations.

Explosive storage area: explosive storage areas include three excavations: the explosive truck parking, the explosive magazine and the detonator magazine. Three explosive storage areas are planned to provide explosives underground, all located near the Renard 2 production horizons. The main magazines will be located off the ramp close to surface, the second set at the entrance of the 390 drill level, and the third one at the same location on the 620 drill level. The explosive magazines have been designed to store 40 containers for a total capacity of 60,000 kg of emulsion and some packaged explosives.

Underground fuel bays: in addition to a surface fuelling facility, a fuelling system to deliver fuel underground through a pipeline will be installed. Underground fuel bays will be constructed on all main production levels: 290L, 470L, 590L and 710L. Each fuel bay will be equipped with a 20,000-litre receiving tank and dispensing equipment. The transfer of fuel underground will be done through a 25-mm diameter piping system on a batch basis, and will be fully instrumented to ensure safe operation.

Refuge Stations: a total of 14 refuge stations will be located at various strategic locations throughout the mine according to Québec's regulations (15 min walk or 1000 m).

Offsite Infrastructure

Renard Airport: the airstrip for the Renard Diamond Mine is owned and operated by Stornoway with chartered aircrafts for its exclusive needs. The reference aircraft for the design of the runway is the DASH 8, Series 300 with a capacity of 50 passengers. The airport terminal is a two storey building, erected on site from an engineered wood structure. It includes an office for the airport operator, toilets and a general waiting area. A service shed, also built from an engineered wood structure, houses the generators and de-icing equipment. Jet fuel and diesel are stored in double-walled tanks.

Road Access: land access to the Renard Diamond Mine is provided by the extension of provincial highway Route 167 (built by the Ministère des Transport du Québec) and the Renard mining road (built by Stornoway). This road infrastructure affords year-round access linking the project to the municipalities of Mistissini and Chibougamau. The Route 167 Extension was constructed to MTQ standards and is a two- lane gravel-topped road with two-lane bridges and a design speed limit of 70 km/h, while the mining road is a two-lane gravel topped Class III road with one-lane bridges and a design speed limit of 50 km/h.

Processed Kimberlite Containment Facility

The PKC facility is the long-term storage facility for the PK generated during operations. The facility has a total footprint area of about 72 hectares (ha) and is planned to store 44.8 megatonnes (Mt) of PK (23 Mm3 of PK) representing the total Indicated and Inferred Mineral Resources of the Renard Diamond Mine for a long term life of mine that could reach 19 years.

The site, located in the Canadian subarctic, is permafrost-free and of low seismicity. The PKC facility is located on top of a watershed, which generally drains towards the processing plant located to the southwest, thus facilitating water management. Geotechnical testing carried out to date classifies the PK as well-graded sand with some gravel to gravelly sand with some low plastic or non-plastic fines. Of concern is the potential plasticity of the PK; therefore the PKC facility was designed based on the potential undrained behaviour of the PK. Geochemical testing carried out to date showed that the PK and waste rock release low concentration of dissolved constituents; therefore, the PK and mine waste rock are classified as low risk materials. Furthermore, the waste rock is considered to be Category I and is suitable for use as a construction material without restriction. Geotechnical and geochemical testing of the PK will be performed throughout the development of the PKC facility.

The design objective of the PKC facility is that it receives all materials generated by the processing plant at all times such that neither mining nor processing operations are adversely affected. The design, including development and operating plans, has been developed in consideration of the expected variability of the PK and in consideration of the facility having a high consequence of failure as per the 2013 Dam Safety Guidelines published by the Canadian Dam Safety Guidelines. The PK will be dewatered at the processing plant and trucked to the PKC facility. The facility will be developed throughout operations as a stacked facility with an external slope configuration of 3H: 1V. Placement of the erosion protection layer on the exterior of the PKC facility will occur during operations, thereby progressively closing the facility during its development. No water will be allowed to pond within the PKC facility.

The PKC facility includes material placement zones (nominally compacted zone, engineered filled zone, and PK waste zone), a starter berm, a containment berm, an access ramp to allow haulage of PK, as well as a water management system, including internal drainage elements (rockfill blanket and foundation rock drains), a slope drainage channel for the access ramp, and a series of ditches and sumps around the perimeter of the facility. The engineered fill zone corresponds to the outer shell of the PKC facility and provides sufficient material strength to ensure stability of the facility. This zone will be constructed on a prepared foundation and placed as an engineered fill. The nominally compacted fill zone corresponds to the internal portion of the PKC facility. This zone is built with PK material and provides PK storage capacity into which the material will be deposited with nominal compaction control measures. During processing plant commissioning and early operations, the PK is expected to have higher water content than for the duration of operations. The PK waste zone contains PK with excessively high water contents requiring the construction of the containment berm to separate the PK waste from both the engineered and nominally compacted fill zones. A rockfill embankment, namely the starter berm, will be constructed prior to the deposition of PK to allow for the deposition of PK with high water content. The starter berm will be placed on the interior limit of the engineered fill zone.

The PK is expected to be variable over the life of mine; this will affect its geotechnical behaviour. The key parameter for the development of the PKC facility is the water content of the PK. The PK hauled and placed in the PKC facility is expected to be several percentage points above the geotechnical optimum water content. Mechanical reworking of the PK to dry it to enable the required compaction within the engineered fill zone is expected to be required. The facility development and PK management plans are developed with this in mind.

PK is an erodible material. Therefore, the crest of the facility will be sloped and crowned to promote drainage of surface water and precipitation towards water collection systems. The placement of the erosion protection layer on the external slopes will be concurrent with PKC facility development. This is consistent with the progressive closure concept aimed to provide environmental, financial and operational benefits for the mine. For facility closure, the PKC facility pile will be contoured and surfaced to mimic the surrounding landforms.

The conditions in the foundation and deposited PK will be monitored during the development of the PKC facility and into the closure period. The geotechnical instrumentation program includes the installation and the monitoring of piezometers (measurement of phreatic surface and porewater pressures within the PK), thermistors (temperature measurement within the PK), and survey monuments (displacement measurement of the PK).

Capital and Operating Costs

In November 2015, Stornoway undertook a re-baselining exercise for the CAPEX on the basis of the project's then percentage of construction completion. The re-baselining exercise resulted in a shortened overall construction schedule showing a 5-month improvement in the scheduled date of Commencement of Commercial Production from May 29, 2017 to December 31, 2016.

As a result of the November 2015 re-baselining exercise, the estimate of CAPEX to complete the construction of the project to the date of Commencement of Commercial Production has been estimated at $775.4 million, including contingencies of $57.5 million and an escalation allowance of $25.3 million. A portion of the 2017 mine development costs and associated G&A costs that would have been incurred during the construction phase of the project under the initial construction schedule was transferred to the 2017 sustaining capital. CAPEX is estimated at an accuracy of -13% and +17%. See Table 1.16.

Table 1.16: Estimate of Capital Costs

Site Preparation & General	$ 45.1
Mining	$ 57.1
Mineral processing plant	$ 137.7
Onsite utilities and infrastructures	$ 111.1
Network and Distribution	$ 15.9
Offsite utilities and infrastructures	$ 0.3
Pre-production and Ramp-up	$ 88.5
Project indirect costs	$ 153.9
Professional Services	$ 44.6
Construction indirect costs	$ 38.5
Contingency	$ 57.5
Escalation	$ 25.3
Total including escalation	$ 775.4

Note:
(1)	Dollar amounts in $ million. Totals may not add due to rounding.

As of December 31, 2015, there was $24.6 million of contingency and $12.0 million of escalation allowance unallocated.

Annual OPEX are defined as costs incurred once Commencement of Commercial Production has been achieved. Based on the re-baselined project schedule and estimated production ramp-up schedule, Commencement of Commercial Production is scheduled to be achieved by December 31, 2016. The annual operating costs are subdivided into open pit operations, underground mine operations; process plant and auxiliaries; and general administrative and infrastructure.

The open pit operations cost estimate is based on the updated open pit mine design and production schedule, and assumes standard open pit mine operating procedures. Kimberlite ore will be delivered initially to the ore stockpile or, once process plant operations start, to the surface primary crusher upstream of the process plant.

The underground mine operations cost estimate is based on the updated underground mine design and production schedule and estimated from first principles. Ore from the underground mine will be transported to the surface using truck hauling via ramp.

The process plant and auxiliaries cost estimate is based on the quantity of kimberlite ore feed to the process plant. For the purpose of the estimate, a process plant capacity of 78% plant utilization at a nameplate capacity of 2.16 Million tonnes per annum was assumed. The operating costs were estimated using standard manufacturer's cost data for power, fuel, equipment, consumables and hourly maintenance costs.

The general, administrative and infrastructure cost estimates were derived from budgetary quotes and project actuals established in the first year of mine operations. Labour costs are based on a salary scale and organizational chart developed by Stornoway.

A summary of the estimated OPEX, on a life of mine basis, for each of the four categories described above is shown in Tables 1.17 and 1.18.

Table 1.17: Summary of Estimated Total Life of Mine OPEX

Description	Open Pit	Underground	Process plant	G&A and Infrastructure
Labour	64,751	263,780	188,863	236,559
Fuel	20,868	57,599	20,744	29,967
Explosives & supplies	8,038	21,368	-	-
Consum. & reagents	-	-	44,418	-
Equipment	26,099	143,175	-	-
Power	1,982	59,238	195,393	62,137
Maintenance	-	-	89,438	24,537
Heating	-	-	11,980	-
Accommodation	-	-	-	128,048
Transportation	-	-	-	54,961
Other	4,655	72,744	34,927	180,891
Totals	126,396	617,904	585,763	717,100

Note:
(1)	All figures in 2016 dollars. Totals may not add due to rounding.

Total life of mine OPEX is estimated at $1,878,431,631, excluding $168,728,602 of costs incurred prior to the attainment of Commencement of Commercial Production and characterized as capitalized operating costs within the CAPEX estimate.

Table 1.18: Summary of Estimated OPEX Life of Mine Unit Cost per Tonne Ore Processed ($)

Description	Open Pit	Underground	Process plant	G&A and Infrastructure
Labour	1.94	7.89	5.65	7.08
Fuel	0.62	1.72	0.62	0.90
Explosives & supplies	0.24	0.64	-	-
Consum. & reagents	-	-	1.33	-
Equipment	0.78	4.28	-	-
Power	0.06	1.77	5.85	1.86
Maintenance	-	-	2.68	0.73
Heating	-	-	0.36	-
Accommodation	-	-	-	3.83
Transportation	-	-	-	1.64
Other	0.14	2.18	1.04	5.41
Totals	3.78	18.49	17.53	21.45

Total life of mine OPEX unit cost is estimated at $56.20/tonne processed, excluding $5.05/tonne pre-production costs characterized as capitalized operating costs within the CAPEX estimate.

The OPEX estimate was developed for the project with the following key assumptions:

•	Power unit cost was based on an estimate of fixed and variable costs. Power consumption was based on the average consumption of each motor included in the equipment list;

•	Pricing is based on cost of supply, manpower performance and compensation actualized to the fourth quarter of 2015;

•	No allowance was made for contingency, escalation and risk relating to OPEX;

•

No allowance was made for final mine closure activities within the OPEX estimate, other than the progressive reclamation costs of the PKC facility. In the project Economic Analysis, the balance of mine closure costs are treated as a capital cost item; and

•

The OPEX estimate was based on from budgetary quotes and project actuals established in the first year of mine operations, and utlize a Class III estimate methodology as defined by the type and quantity of engineering deliverables produced to support the estimate. The expected order of accuracy is in the range of -15% to +15%.

"Sustaining Capital Costs" are capital and replacement costs required to sustain operations against mine plan estimates, such as maintenance of the mobile mining fleet and power plant, or deferred capital costs occurring after the attainment of commercial production, such as the development of the underground mine. Sustaining Capital Costs are defined independently of the CAPEX estimate or OPEX. Annual estimates for the life of mine are shown in Table 1.19.

Table 1.19: Estimated Sustaining Capital and Capital Replacement Costs (in $M)

Description	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Open pit	1.8	0.5	0.7	3.2	1.5	1.5	1.3	3.0	2.7	0.0	0.0	0.0	0.0	0.0
Underground	43.7	45.2	27.8	18.4	11.8	31.8	5.8	18.5	13.6	5.0	0.5	0.1	0.1	0.0
Process plant	0.8	1.1	1.5	1.1	1.5	1.1	1.2	1.1	1.1	1.0	0.3	1.0	0.0	0.0
Adm. & Infra.	0.0	0.2	0.0	0.7	0.2	0.0	0.0	0.2	1.5	0.0	0.2	0.0	0.0	0.8
Power Plant & Airport	3.8	1.8	2.0	0.2	0.5	1.8	0.9	0.0	1.8	0.7	0.0	0.0	0.0	0.0
Totals	50.1	48.8	32.0	23.6	15.4	36.2	9.2	22.7	20.7	6.7	0.9	1.1	0.1	0.8

Diamond Market Fundamentals and Diamond Price Estimates

Rough diamonds are a mined product characterised by a high degree of non-homogeneity in terms of size, colour, quality and shape. Rough diamonds are not exchange traded and have no terminal market. Rather, they are sold directly by mine producers to a wide range of clients within an industry pipeline that funnels their transformation into polished diamond jewellery through cutting and polishing, polished diamond wholesaling, diamond jewellery manufacturing, and end-product distribution to the retail markets of the world.

Most mine producers will undertake the sorting of their rough diamond production into parcels of like characteristics so as to maximise their attractiveness and value prior to sale. Sales mechanisms include contracted sales with a regular list of qualified rough market buyers, tenders and auctions, offtakes with retail end-users, and downstream beneficiation partnerships designed to capture value-add. Sales are typically transacted on a cash basis in United States dollars.

Diamond pricing is set by a mine producer based on a regularly adjusted price book, or set on the basis of an achieved price achieved in a tender or auction sale. No benchmark price list for rough prices exist, although several rough market agencies, such as RoughPrices.com, publish a rough price index based on proprietary transactional data and public data compiled from the international Kimberley Process and producer country customs agencies.

Stornoway intends to sell the diamond production from the Renard Diamond Mine in 10 tender sales per year in Antwerp, Belgium. To this end, Stornoway's wholly owned subsidiary FCDC has entered into a sales and marketing agreement with the diamond industry broker and rough distributor Bonas-Couzyn, which will act as sales commissionaire and tender agent for arm's length market sales. Sales of diamonds under the Renard Streaming Agreement for the Forward Sale of Diamonds will be undertaken by Bonas-Couzyn, on an undivided basis, on behalf of FCDC and the Renard Buyers.

In most diamond supply and demand forecasts, future rough diamond supply is assessed on the basis of current and future production plans at the major producing mines. These supply projections are generally robust, as most of the world's major diamond mines are operating on a steady-state basis or transitioning to lower production rates as they age, and it typically takes between 8 and 12 years to find and develop a new diamond mine.

Bain and Company forecast a potential maximum of 20 million carats of new diamond production between 2013 and 2019 on the basis that all currently known sources of rough supply are brought to the market. This yields a forecast compounded annual growth rate of 4.5% to 5.5% in carat terms.

Diamond demand forecasting (expressed as either demand for rough diamonds in the cutting centres or demand for polished diamonds for diamond jewelry manufacture) is a more complex calculation based on, amongst other things:

•	long-term gross domestic product (GDP) growth forecasts in the main consumer markets;

•	diamond jewelry consumer growth trends in developing markets; and

•	short-term inventory draw-down or re-stocking trends within the diamond pipeline, often linked to levels of bank debt.

•	The impact of diamond recycling or synthetic diamond substitution on polished diamond demand.

The principal difference between published diamond demand forecasts is whether they are based solely on the first of these elements and assume steady state diamond demand linked to gross domestic product (GDP) growth or whether they also take into account the second and third of these elements, and allow for market changes outside of gross domestic product (GDP) growth and short- term inventory factors.

2015 was a year of volatility in the world diamond markets which saw price declines for both rough and polished diamonds in the face of moderate sales growth for diamond jewellery in the United States market, flat or negative growth in China, and low profitability for those in the transformative, middle part of the diamond pipeline (Bain and Company, Antwerp World Diamond Centre, 2015. The Global Diamond Industry 2015 – Growth perspectives amid short-term challenges). High stocking levels of polished diamonds along with high debt levels in the cutting centers created the impression of a short term over-supply of rough diamonds and low sell-through of polished diamond jewellery.

On a longer term basis, Bain and Company forecast a global compounded annual growth rate in rough diamond demand of 3% to 4% to 2030, with a period of supply balance between 2015 and 2019 as the new projects come into production. The differential between a long term positive demand outlook and negative supply outlook prompts the common adoption in the diamond mining industry of a real terms price escalation factor on rough diamond prices for the forward planning and valuation purposes, with real terms escalators of between 1% and 4% common. Stornoway has typically chosen to represent forward diamond prices based on a combination of "spot" diamond market pricing and a forward escalation factor of 2.5% compounded annual growth rate in the base case, applied for a period of 10 years, with sensitivities of 0% and 5%.

Between May 9, 2011 and May 13, 2011, the Valuation Samples were valued in Antwerp, Belgium under the supervision of WWW IDC. WWW IDC also valued diamond parcels from the Lynx and Hibou kimberlite dykes. WWW IDC is an internationally recognized independent diamond valuation and advisory service to diamond mining and exploration companies. In Canada, WWW IDC, through Diamonds International Canada (DICAN) Ltd., serves as the valuator for the Government of the Northwest Territories and the Government of Ontario.

In addition to performing its own valuation, WWW IDC showed the Renard 2, 3 and 4 diamond samples to four other experienced rough diamond companies in order to obtain additional market based valuations (an "open market" valuation). In each case WWW IDC's own valuation was higher than the average of the five independent valuations and the average was used by WWW IDC to construct a diamond price model, with "High" and "Minimum" sensitivities based on alternate interpretations of diamond quality and potential value. Diamond price models represent the true diamond price that might reasonably be expected for a kimberlite ore body based on standard commercial-scale recoveries of all diamond size classes. They differ from the achieved diamond valuation price principally through a correction which is applied for the absence of large diamonds which are typically under-represented in exploration scale samples. The choice of "Minimum" and "High" to describe the sensitivity limits is deliberate: in WWW IDC's view it is highly unlikely that an actual diamond price achieved for each kimberlite ore body upon production would fall below the "Minimum" sensitivity, but it is possible that the actual diamond price achieved may be higher than the "High" sensitivity, which is not a maximum price.

At the time of the May 2011 open market valuation, WWW IDC recommended the adoption of a single diamond price model for the Renard 2 and Renard 3 valuation samples given the similarity of the diamonds in terms of diamond qualities and size distribution.

A separate diamond price model was adopted for the Renard 4 Valuation Sample given its apparently finer distribution of diamond sizes and marginally different diamond quality characteristics. However, independent studies on diamond breakage and plant performance during the processing of the Renard bulk samples have indicated that the size distribution of the Renard 4 sample was most likely been modified during its recovery. For this reason, an alternate diamond price model for the Renard 4 sample has been adopted for planning purposes since the May 2011 valuation exercise which assumes a diamond size distribution equal to the average Renard 2-Renard 3 size distribution.

The collection of a bulk sample of diamonds from the Renard 65 kimberlite in 2013 revealed a diamond population with a markedly different assortment of diamond qualities compared to any of the other kimberlite pipes. Accordingly, individual price models have been adopted for each kimberlite pipe at the Renard Diamond Mine since this time on the basis that the small differences in diamond quality and size distribution that can be observed between the pipes should be treated as real. Updated diamond valuation exercises were conducted on this basis by WWW IDC in March 2013 and March 2014. For the Renard 2, 3 and 4 valuation samples, the result of each WWW IDC re-valuation was used to adjust the average valuations obtained in the May 2011 exercise from the five independent valuators, and a revised diamond price model with High and Minimum sensitivities generated. The Lynx and Hibou samples were not re-valued in 2013 and 2014 and the proposed mine plan for Renard presently does not include these kimberlite bodies. At the time of the most recent WWW IDC re-valuation in March 2014, base case diamond price models of US$197/carat were calculated for Renard 2, US$157/carat for Renard 3, US$155/carat for Renard 4 and US$187/carat for Renard 65.

A tracking of world average rough diamond prices by RoughPrices.com, based on a market assortment maintained by WWW IDC, indicates a -19% drop in average diamond pricing between March 2014 and March 2016. Stornoway has applied this market adjustment to the March 2014 WWW IDC diamond price models to arrive at an estimate of "Spot" diamond pricing for each Renard kimberlite pipe for use in the Renard Diamond Mine's economic analysis and the declaration of the project's Mineral Reserves of the 2016 Technical Report.

Table 1.20: Estimated Diamond Price Adjustments, March 2014 to March 2016

		Estimated Market Price	Adjusted Price Estimates
	March 2014 Diamond Price	Adjustment March 2014 to	March 2016: "Spot" Price
Body	Model(1) (US$/carat)	March 2016	Models(1) (US$/carat)

Renard 2	$197	-19%	$160
	(High $222, Min $178)		(High $181, Min $145)

Renard 3	$157	-19%	$128
	(High $192, Min $146)		(High $156, Min $119)

Renard 4	$106 ($155)(2)	-19%	$86 ($126)(2)
	(High $174, Min $100)		(High $141, Min $81)

Renard 65	$187	-19%	$152
	(High $190, Min $160)		(High $155, Min $130)

Note:

(1)	As determined WWW IDC at a +1 DTC sieve size cut off.

(2)	As determined by applying the world average rough price index of roughrices.com to the March 2014 price models, at a +1 DTC sieve size cut-off.

(3)

Should the Renard 4 diamond population prove to have a size distribution equal to the average of Renard 2 and 3, WWW IDC have estimated that a base case diamond price model of US$155 per carat would apply based on March 2014 pricing, equivalent to US$126 per carat on a market price adjusted basis to March 2016.

Economic Analysis and Sensitivities

Stornoway completed a financial analysis for the Renard Diamond Mine, reflected in the 2016 Technical Report. The project economic analysis incorporates the estimated life of mine diamond production profile based on the updated Probable Mineral Reserves, diamond valuation and escalation estimates, CAPEX , OPEX, Sustaining Capital Costs, salvage value, working capital, closure and reclamation costs, taxation, costs under the Mecheshoo Agreement, royalties, the Renard Streaming Agreement for the Forward Sale of Diamonds, and the project's financial parameter assumptions.

The significant financial assumptions affecting the financial analysis of the project include:

Process plant throughput: for the purpose of the economic analysis, by mid-2018, Stornoway has assumed a plant capacity of 2.5 Million tonnes per annum. See "Renard Diamond Mine – Mineral Processing and Diamond Recovery".

Diamond selling prices: "spot" diamond valuation estimates used for revenue forecasting are based on a 19% estimated market adjustment to the March 2014 valuation of the Renard 2, 3, 4 and 65 valuation samples by WWW IDC.

Diamond escalation rate: diamond prices have been assumed to increase by 2.5% per annum in real terms (with sensitivities ranging from 0% to 5% in real terms), from January 1, 2016 until the end of 2028.

Exchange rate: the C$/US$ exchange rate is used to convert revenue from diamond sales into Canadian dollars and to calculate a delivered certain fuel price to site. The base case exchange rate assumption for financial modelling is 1.35 C$/US$ flat. All operating cost estimates are in Canadian dollars.

Energy: the delivered diesel price used in the model is $1/litre, and the delivered LNG price is $0.63/m³ which includes transportation costs to site, federal excise tax and provincial fuel tax. Power generation is via a combination of LNG and diesel power plant located on site. The cost of generating power is therefore dependent on mix between LNG and diesel and the fuel price assumption for both. The average mix of LNG and diesel used to generate power over the life of mine is approximately 88% and 12% respectively. The total energy cost (power and fuels) represents 24.5% of total life of mine OPEX.

Real dollar terms: project cash flows have been calculated in real dollar terms (constant dollar terms). Where nominal cash flows have been calculated for comparable purposes, a general inflation factor of 2% per year has been applied to operating costs, revenues, deferred and sustaining capital expenditures, as well as closure costs and salvage values. The general inflation factor used is consistent with the monetary policy adopted by the Bank of Canada and the federal government at keeping total CPI inflation at 2% with a control range of 1% to 3% around the target (Bank of Canada Monetary Policy Report, July 2011).

Project Financing: on July 8, 2014 Stornoway completed a series of financing transactions, consisting of the issuance of common shares and warrants, convertible debentures, a diamond streaming agreement, a senior loan agreement, cost over-run facilities and an equipment finance facility. Proceeds from the financing transactions have been used and are being used for the construction of the Renard Diamond Mine, and for working capital during the construction period, including interest and financing expenses. It is anticipated that proceeds from the financing transactions mentioned above will be sufficient to meet Stornoway's capital requirements to the Commencement of Commercial Production at the project. Net present valuations are presented net of all royalties, costs incurred under the Mecheshoo Agreement, the effective revenue impairment associated with the Renard Streaming Agreement for the Forward Sale of Diamonds, and are presented on an unlevered basis.

Life of mine gross revenue from diamond sales is estimated at $5,565 million in real dollar terms. Life of mine OPEX is estimated at $1,878 million in real terms to process 33.4 Mt of ore and produce 22.3 million diamond carats. The average life of mine operating cost is $56.20/t (US$41.63/t) of ore or $84.37/carat (US$62.50/ct) produced with the average annual profile presented.

An unlevered after-Tax NPV (7%) is estimated at $974 million, and $1,349 million on a pre-tax basis, in real dollar terms. Given the advanced nature of project construction, estimates of internal rate of return and payback period are not considered meaningful.

Table 1.21: Project Valuation(1)(2)(3)

	Pre-Tax	After-Tax
NPV5%	$1,558	$1,113
NPV7% (Base Case)	$1,349	$974
NPV8%	$1,258	$913

Note:
(1)	All quoted figures in the project economic analysis are quoted in Canadian $ terms unless stated otherwise.
(2)	Dollar amounts in $ million
(3)

For the purposes of the 2016 Technical Report financial model, net present valuations are presented net of all royalties, costs incurred under the Mecheshoo Agreement, the effective revenue impairment associated with the Renard Streaming Agreement for the Forward Sale of Diamonds, and are presented on an unlevered basis.

The project is most sensitive to estimated revenue parameters (diamond price, exchange rate and grade) and least sensitive to estimated operating cost metrics. The Project also shows strong sensitivity to future diamond price growth. Stornoway's utilization of a 2.5% real terms growth factor is consistent with well constrained rough diamond supply and demand forecasts and industry best-practice.

Conclusions and Recommendations

All elements of the project development plan, including the remaining required infrastructure, mine design, process plant design, waste disposal infrastructure and cost estimation, represent the current estimate for life of mine operations. The resulting information therefore met all of the applicable requirements for conversion of Indicated Mineral Resources to a Probable Mineral Reserve estimate. The Probable Mineral Reserve estimate was determined in accordance with CIM Definition Standards classification. Considering the risks inherent in all kimberlite deposits, such as sampling for geological continuity, diamond grade and diamond revenue determination, the Indicated portion of the Mineral Resources is considered suitable for the estimate of Probable Reserve. The authors of the report recommend to perform additional work in order to reduce the uncertainties in the geomechanical and design analysis and to continually review these analysis to ensure they remain valid over time. They also recommend to test processed kimberlite material post production to confirm geochemical classification in support of the processed kimberlite facility design. There is no certainty that the 2016 Technical Report will be realized.

Brucejack Gold Mine

Project Description and Location

The Brucejack Gold Mine (in this section also referred to as the "Brucejack Project", the "Property" or the "Brucejack Property") in the Brucejack Report consists of four mining leases and six mineral claims totalling 3,304 hectares. The mining leases require annual payments to remain in good standing and the mineral claims are in good standing until January 31, 2027.

The Brucejack Project is centred at approximately latitude 56°28'20"N by longitude 130°11'31"W, approximately 950 kilometres northwest of Vancouver, 65 kilometres north- northwest of Stewart, and 21 kilometres south-southeast of the Eskay Creek Mine.

Pretium Resources acquired a 100% outright interest in the Brucejack Project in December 2010, pursuant to an acquisition agreement dated October 28, 2010 with Silver Standard. The Brucejack Project is subject to a 1.2% net smelter returns royalty in favour of Franco-Nevada on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver. Also, on September 15, 2015: (i) Pretium Exploration, Pretium Resources, 0890696 B.C. Ltd., Orion Stream II and BTO entered into the Brucejack Offtake Agreement, and (ii) Orion Stream II and BTO, as purchasers, Pretium Resources and Pretium Exploration, as sellers, Orion Stream II, as purchaser's agent and Orion Co-Investments II (ED) Limited, as collateral agent, entered into the Brucejack Stream Agreement, governing the purchase of the Refined Precious Metals. See "Description of Material Assets – The Brucejack Offtake" and " Description of Material Assets – The Brucejack Stream". Copies of the Brucejack Stream Agreement and the Brucejack Offtake Agreement are available on SEDAR under Pretium Resources' issuer profile on SEDAR at www.sedar.com. Summaries of the Brucejack Stream Agreement and the Brucejack Offtake Agreement are disclosed in the annual information form of Pretium Resources dated March 30, 2017.

Property Location Map

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Brucejack Project is located in the Boundary Range of the Coast Mountain Physiographic Belt along the western margin of the Intermontane Tectonic Belt. The terrain is generally steep with local reliefs of 1000 metres from valleys occupied by receding glaciers, to ridges at elevations of 1200 metres above sea-level. Elevations within the Brucejack Project area range from 1366 metres along Brucejack Lake to 1650 metres at the Bridge Zone. However, within several areas, the relief is relatively low to moderate.

Pretium Resources has completed construction of its approximately 74 kilometre exploration access road that links the Brucejack Camp to Highway 37 via the Knipple Glacier, Bowser Camp and Wildfire Camp. Personnel, equipment, fuel and camp provisions are driven to a staging area on the Knipple Glacier before being taken over the glacier to the Brucejack Camp. The area is easily accessible by helicopter from the town of Stewart, or seasonally from the settlement of Bell II. The flight time from Stewart is approximately 30 minutes and slightly less from Bell II.

Climate

The climate is typical of north-western British Columbia with cool, wet summers, and relatively moderate but wet winters. Annual temperatures range from +20°C to -20°C. Precipitation is high with heavy snowfall accumulations ranging from 10 metres to 15 metres at higher elevations and 2 metres to 3 metres along the lower river valleys. Snow packs cover the higher elevations from October to May. The optimum field season is from late June to mid-October.

Local Resources and Infrastructure

There are no local resources other than abundant water for any drilling work.

The nearest infrastructure is the town of Stewart, approximately 65 kilometres to the south, which has limited supplies and personnel. The towns of Terrace and Smithers are also located in the same general region as the Brucejack Project. Both are directly accessible by daily air service from Vancouver.

The nearest railway is the Canadian National Railway Yellowhead route, which is located approximately 220 kilometres to the southeast. This line runs east-west and terminates at the deep water port of Prince Rupert on the west coast of British Columbia. The most northerly ice-free shipping port in North America, in Stewart, is accessible to store and ship concentrates.

A high voltage, 138-kV transmission line currently services Stewart, British Columbia and has sufficient capacity to provide power to the Brucejack Project. BC Hydro has started engineering work on a system upgrade to provide for the interconnection of the transmission line that will service the Brucejack Project with the 138kv transmission line servicing the town of Stewart.

History and Exploration

The exploration history of the area dates back to the 1880s when placer gold was located at Sulphurets and Mitchell Creeks. Placer mining was intermittently undertaken throughout the early 1900s and remained the main focus of prospecting until the mid-1930s.

In 1935, prospectors discovered copper-molybdenum mineralization on the Sulphurets property in the vicinity of the Main Copper zone, approximately six kilometres northwest of Brucejack Lake; however, these claims were not staked until 1960. From 1935 to 1959, the area was relatively inactive with respect to prospecting; however, it was intermittently evaluated by a number of different parties and several small copper and gold-silver occurrences were discovered in the Sulphurets-Mitchell Creek area. In 1960, Granduc and Alaskan prospectors staked the main claim group covering the known copper and gold-silver occurrences, which collectively became known as the Sulphurets property, starting the era of modern exploration. Various operators explored the area, and an underground program was completed on the West Zone between 1986 and 1991 by the Newcana Joint Venture among Granduc, Newhawk and Lacana Mining Corporation.

In 1999, Silver Standard acquired Newhawk and with it, Newhawk's 60% interest and control of the Brucejack Project. In 2001, Silver Standard acquired Black Hawk's 40% direct interest in the Brucejack Project, resulting in 100% interest in the Brucejack Project.

Silver Standard began initial work on the Brucejack Project in 2009 with drilling, rock-chip and channel sampling and re-sampling of historical drill core. The 2009 program tested five zones with 37 drillholes totalling 18,000 metres. A total of 12 drillholes were targeted at what would become the Valley of the Kings Zone (the "Valley of the Kings").

In 2010, Silver Standard's drill program was designed to continue definition of the bulk tonnage mineralization as well as to determine the nature and continuity of the high-grade mineralization observed at Valley of the Kings. Approximately one third of the 2010 drilling targeted the Valley of the Kings and included gold intersections of up to 5,840 g/t gold. The bulk tonnage drilling achieved its intended goal through the definition of more than 20 Moz at Brucejack (8 Moz in Measured and Indicated and 12.5 Moz gold in Inferred, at a 0.3 g/t AuEq cut-off; Ghaffari et al. 2011). The relatively dense drilling from the bulk tonnage drilling program, with drill spacings of 100 metres by 100 metres to 50 metres by 50 metres, formed the basis upon which the bulk tonnage resource model was built. Numerous high-grade intersections were defined as part of this drilling, allowing for the initial delineation of high- grade mineralization trends. In 2010, Silver Standard proceeded with the sale of the Brucejack projects to Pretium Resources.

The 2011 diamond drill program was focused specifically on defining high grade resources. In 2011, 178 drillholes were completed totalling 72,805 metres in drillholes SU-110 to SU-288. This included 97 drillholes (41,219 metres) that targeted the Valley of the Kings, 16 drillholes (7,471 metres) that targeted the West Zone, and 21 drillholes (7,220 metres) that targeted the surrounding areas. The remaining drilling was focused on expansion of Shore Zone, testing for structurally controlled high grade mineralization in Galena Hill (now part of the Valley of the Kings) and Bridge Zones, as well as testing new target areas. The West Zone ramp was partially dewatered in late 2011 and early 2012. A geotechnical mapping program and updated survey was completed on the dewatered portion of the mine.

The 2012 diamond drill program focused on defining the high grade resource for the Valley of the Kings, specifically targeting geological and structural features believed to be associated with high grade gold mineralization. Diamond drilling also focused on expanding the known extents of the Valley of the Kings Zone, both west of the Brucejack Fault and along trend to the east of the main mineralized zone. A total of 301 drillholes were completed, totalling 105,500 metres of drilling during the 2012 drilling program.

An underground exploration program commenced in 2012 which was designed to, amongst other things, access the Valley of the Kings deposit underground, excavate a 10,000 tonne underground bulk sample and demonstrate continuity of the high-grade gold mineralization. The initial phase of the underground program involved widening a portion of the historical West Zone underground workings to five metres by five metres so that the historical West Zone portal and underground workings can be used for access to the Valley of the Kings with production sized mining equipment. In late December 2012, the widening of the historical West Zone underground workings was completed and excavation commenced of the access ramp from the West Zone workings to the Valley of the Kings.

The 2013 surface diamond drill program focused on further defining the high grade resource for the Valley of the Kings as well as the geological and structural features believed to be associated with gold mineralization. A total of 24 surface diamond drillholes (5,200 metres) of the 37 surface drillholes (5,770 metres; drillholes SU-590 to SU-626) completed during the 2013 drilling program were focussed on the Valley of the Kings.

In 2013, Pretium Resources also excavated a bulk sample from within the Valley of the Kings to further evaluate the geological interpretation and Mineral Resource estimate. The location of the proposed bulk sample was selected to be representative of the grade and character of the overall mineralization of the Valley of the Kings.

Underground development reached the bulk sample area in May 2013 and underground drilling to support the bulk sample program began in mid-May. A total of 409 drillholes (38,840 metres) were completed with 200 of these drillholes (16,640 metres) testing the bulk sample area. The remainder (209 drillholes totalling 22,200 metres) were testing targets outside of the bulk sample area.

The design of the bulk sample was limited by provincial legislation to a maximum allowable bulk sample size of 10,000 tonnes. The bulk sample was collected as a series of nominal 100 tonne rounds in underground development. Pretium Resources elected to process the bulk sample both through a sample tower on site and at a custom mill (Contact Mill) in Montana, United States. The results of assaying of the samples from the sample tower provided, in Snowden's opinion, an unacceptable degree of variation in the results.

In 2014, exploration focused on resource definition in the Valley of the Kings with both surface and underground exploration.

The 2014 surface drill program consisted of infill drilling, exploration drilling at depth and condemnation drilling. The infill drill program, comprising 5,818 metres in three holes including 14 wedge holes, was successful in confirming the grade and continuity of Indicated and Inferred gold mineralization in an area defined by the 2013 Mineral Resource estimate block model.

The exploration drilling at depth, which consisted of four deep drill holes comprising 3,507 metres, was successful in confirming the continuity of gold mineralization in the Valley of the Kings below the area defined by the 2013 Mineral Resource estimate. Condemnation drilling for mine site infrastructure consisted of 25 drill holes comprising 2,679 metres.

Underground exploration in the Valley of the Kings has continued to date with mapping and sampling coinciding with the advance of ramping and vent raise excavation.

Geological Setting

The Brucejack Property is located on the eastern limb of the broad McTagg anticlinorium, the northern closure of the Stewart-Iskut culmination. As a result, rocks on the Brucejack Property are tilted, as well as folded, and generally display a progressive younging towards the east. Volcanic arc-related rocks of the Triassic Stuhini Group form the core of the anticlinorium, and are successively replaced outwards by volcanic arc-related rocks of the Lower Jurassic Hazleton Group and clastic basin-fill sedimentary rocks of the Middle to Upper Jurassic Bowser Lake Group.

Geology on the Brucejack Property can generally be characterized as a northerly-trending, broadly arcuate, concave-westward structural-stratigraphic belt of variably altered rocks. This belt is bisected on the western side of the Brucejack Property by a prominent topographic lineament, the Brucejack Fault. This belt is characterised by a broad band of variably but generally intensely quartz-sericite-pyrite altered rocks of up to several hundred metres or more across, and approximately five kilometres in strike extent. The quartz-sericite-pyrite alteration typically contains between two and 20% pyrite, and, depending on the alteration intensity, can preclude protolith recognition. Most of the defined mineral resources on the Brucejack Property are located within the intensely altered zone.

Mineralization

Gold (± silver) mineralization is hosted in predominantly sub-vertical vein, vein stockwork, and subordinate vein breccia systems of variable intensity, throughout the alteration band. The stockwork systems display both parallel and discordant relationships to stratigraphy. The stockwork systems are relatively continuous along strike (several tens of metres to several hundreds of metres).

Several mineralization zones have been explored to varying degrees, including (from south to north): Bridge Zone, Valley of the Kings Zone, West Zone, Gossan Hill, Shore Zone, and SG Zone. There are numerous relatively unexplored mineralization showings within the alteration band across the Brucejack Property that are between the main mineralization zones, highlighting the exceptional exploration potential of the Brucejack Property.

High grade gold mineralization in the Valley of the Kings, the current focus of the Project, occurs in a series of west-northwest (and subordinate west-southwest) trending sub-vertical corridors of structurally reoriented vein stockworks and vein breccias. Stockwork mineralization displays both discordant and concordant relationships to the volcanic pile stratigraphy. Gold is typically present as gold-rich electrum within deformed quartz-carbonate (±adularia?) vein stockworks, veins, and subordinate vein breccias, with grades ranging up to 41,582 g/t gold and 27,725 g/t silver over 0.5 m.

Recent underground exploration carried out as a part of the bulk sample program confirmed the location of corridors of stockwork-style mineralization and the lithological contacts in this part of the deposit (within the Valley of the Kings). In addition the work resulted in the recognition of sub-vertical north-northeasterly trending deformed, curviplanar, and sheared quartz-carbonate veins containing abundant visible electrum. These structures are interpreted as structurally-controlled fluid conduits that were active during development of the porphyry system and associated volcanic pile in the early Jurassic, and which were reactivated during Cretaceous deformation.

The Valley of the Kings deposit is currently defined over 1,200 metres in east-west extent, 600 metres in north-south extent, and 650 metres in depth. The West Zone appears to form the northern limb of an anticline that links up with the Valley of the Kings in the south, and the southern limb of a syncline that extends further to the north. This zone, which is currently defined over 590 metres along its northwest strike, 560 metres across strike, and down to 650 metres in depth, is open to the northwest, southeast, and at depth to the northeast.

Mineralized Zones

The current resources as presented by Pretium Resources in its annual information form for the year ended December 31, 2016 are comprised of two different zones on the Brucejack Project, being the Valley of the Kings Zone and the West Zone.

Valley of the Kings Zone

Exploration drilling by Silver Standard (2009, 2010) and Pretium Resources (2011 to present), as well as surface mapping, has been successful in outlining a series of corridors of high grade mineralization associated with deformed quartz stockworks and intense quartz-sericite-pyrite alteration in an east-west trending and east-southeast plunging tight syncline developed in almost the full sequence of lower Hazelton Group rocks.

The Valley of the Kings mineralized zone trends approximately west-northwest to east- southeast. Its orientation mirrors that of Electrum Ridge, a pronounced topographic feature near the southern margin of the zone, and drilling to date has extended its strike to over 800 metres. The zone is up to 150 metres wide and was originally thought to be bound to the west by the Brucejack Fault. Recent drilling in the current 2012 drill program, together with the presence of significant intervals of gold mineralization, in the Waterloo Zone, indicates that the Valley of the Kings continues west across the fault, thereby making the zone open to the west, as well as to the east and at depth.

High-grade gold and silver mineralization within the Valley of the Kings occurs as electrum, which is generally hosted in deformed quartz-carbonate and quartz-adularia veins and vein stockworks. While quartz veining and stockworks are common throughout the zone, the majority of gold intersections are confined to corridors within a zone 75 metres to 100 metres wide on the southern limb of the syncline. The orientation of these corridors is subparallel to the fold axis. Gold to silver ratios within the Valley of the Kings are typically 2:1 or higher. Variations in this ratio, which could be a function of thermal gradients developed at the time of mineralization, are suggested by a visible increase in the proportion of silvery electrum (at the expense of more gold-coloured electrum) with a concomitant increase in the proportion of vein- hosted adularia towards the eastern parts of the zone. Additional precious metals-bearing minerals found in the Valley of the Kings, typically in trace quantities, include silver sulphides, acanthite, pyrargyrite and tetrahedrite, and associated with base metal-bearing sulphides include sphalerite and galena.

Low grade bulk tonnage mineralization, associated with disseminated anhedral pyrite, forms a halo within the altered rocks, surrounding the high grade mineralization corridors.

West Zone

The West Zone gold-silver deposit is hosted by a northwesterly trending band of intensely altered Lower Jurassic latitic to trachyandesitic volcanic and subordinate sedimentary rocks, as much as 400 metres to 500 metres thick, which passes between two more competent bodies of hornblende plagioclase hornblende phyric flows. The stratified rocks dip moderately to steeply to the northeast and are intensely altered, particularly in the immediate area of the precious metals mineralization. The West Zone appears to form the northern limb of an anticline that links up with the Valley of the Kings to the south, and the southern limb of a syncline that extends further to the north.

The West Zone deposit itself comprises at least 10 quartz veins and mineralized quartz stockwork ore shoots, the longest of which has a strike length of approximately 250 metres and a maximum thickness of about around 6 metres. Most mineralized shoots have vertical extents that are greater than their strike lengths. Veins and stockworks in this zone display clear evidence of post-mineral ductile and brittle deformation. The West Zone is open along strike to the southeast, and at depth to the northeast.

In terms of hydrothermal alteration, the West Zone is marked by a central silicified zone that passes outwards to a zone of sericite ± quartz ± carbonate and then an outer zone of chlorite ± sericite ± carbonate. The combined thickness of the alteration zones across the central part of the deposit is between 100 metres and 150 metres.

Gold in the West Zone occurs principally as electrum in quartz veins and is associated with, in decreasing order of abundance, pyrite, sphalerite, chalcopyrite, and galena. Besides being found with gold in electrum, silver occurs in tetrahedrite, pyrargyrite, polybasite and, rarely, stephanite and acanthite. Gangue mineralogy of the veins is dominated by quartz, with accessory adularia, albite, sericite, and minor carbonate and barite. The increased abundance of silver in the West Zone may suggest that this zone was formed down temperature gradient from the Valley of the Kings.

Drilling

The input data for the West Zone Mineral Resource estimate consisted of 756 drillholes (63,208 metres) including 439 underground drillholes (24,688 metres), 269 historical surface drillholes (21,321 metres) and 48 surface drillholes (17,199 metres) completed since 2009.

The input data for the Valley of the Kings Mineral Resource estimate comprised 932 drillholes totalling 218,238 metres. The drilling consisted of:

•	9 historic drillholes (579 metres);

•	490 surface drillholes drilled between 2009 and 2012 (173,619 metres);

•	24 surface drillholes drilled in 2013 (5,200 metres); and

•	409 underground drillholes drilled in 2013 (38,840 metres).

Drillhole paths were surveyed at a nominal 50 metre interval using a Reflex EZ single shot instrument. There was no apparent drilling or recovery factor that would materially impact the accuracy and reliability of the drilling results.

The drill collars were surveyed by McElhanney Surveying from Terrace, British Columbia. McElhanney Surveying used a total station instrument and permanent ground control stations for reference and have completed all the surveying on the project since 2009. All underground drill collars were surveyed by Procon.

Historical drill core sizes for surface drillholes were NQ (47.6 millimetre diameter) and BQ (36.5 millimetre diameter). Core size for drillholes collared from an underground exploration ramp at West Zone was AQ (27 millimetre diameter).

Core sizes for the surface collared drillholes are PQ (85 millimetre diameter), HQ (63.5 millimetre diameter) and NQ (47.6 millimetre diameter). Approximately 50% to 60% of Pretium Resources' core is HQ size. All drillcore collected from the underground drilling in 2013 was HQ size.

Sampling, Analysis, Data Verification and Security

Split PQ samples weigh approximately 10 kilograms. HQ samples are around 6 kilograms, and NQ are 3 kilograms to 4 kilograms. These weights assume a nominal 1.5 metre sample length. In general, the average sample size submitted to the analytical laboratory, ALS Chemex was 6.5 kilograms.

Samples at ALS Chemex were crushed to 70% passing 2 millimetres, (-10 mesh). Samples were riffle split and 500 g were pulverized to 85% passing 75 μm (-200 mesh). The remaining coarse reject material was returned to us for storage in the Stewart warehouse.

Gold was determined using fire assay on a 30 g aliquot with an atomic absorption finish. In addition, a 33 element package was completed using a four acid digest and ICP-AES analysis, which included the silver. Density determinations were done by ALS Chemex using the pycnometer method on pulps from the drilling program.

Snowden analysed the QA/QC for the Brucejack Project. The Brucejack drillhole and QA/QC database is managed by GeoSpark Consulting Inc., who also manage the routine analysis of the QA/QC results for Pretium Resources. GeoSpark Consulting Inc. supplied Snowden with a QA/QC database, in Microsoft Access format, containing the QA/QC results for all drilling up to December 5, 2013.

The QA/QC protocols included the use of field duplicates, standards and blanks. The quality control samples were included at a nominal rate of one field duplicate, one standard and one blank for every 20 samples. Check assays, in the form of pulp duplicates, were also completed by a different laboratory and compared with the primary laboratory.

Procedures undertaken by Pretium Resources have been under the supervision and security of Pretium Resources staff, as far as drill core sampling prior to dispatch. Laboratory sample reduction and analytical procedures have been conducted by independent accredited companies with acceptable practices. Pretium Resources ensures quality control is monitored through the insertion of blanks, certified reference materials and duplicates.

Mineral Processing and Metallurgical Testing

Several metallurgical test programs were carried out to investigate the metallurgical performance of the mineralization. The main test work was completed from 2009 to early 2014. The samples tested were generated from various drilling programs, including the samples tested by the bulk sample processing programs. The metallurgical test programs conducted on the Brucejack mineralization included head sample characteristics, gravity concentration, gold/silver bulk flotation, cyanidation, table concentrate melting and the determination of various process related parameters. The early test work focused on developing the flowsheet for gravity concentration, bulk flotation, and flotation concentrate cyanidation. The test work also studied the metallurgical responses of the samples to the gravity concentration flowsheet for gravity concentration followed by whole ore leaching. The later test work concentrated on the gravity-flotation concentration flowsheet.

In general, the Valley of the Kings Zone and West Zone mineralization is moderately hard. The mineral samples tested responded well to the conventional combined gravity and flotation flowsheet. The gold in the mineralization was amenable to centrifugal gravity concentration. On average, 40 to 50% of the gold in the samples were recovered by the gravity concentration. The flotation tests results indicated that bulk flotation can effectively recover the gold remained in the gravity concentration tailings using potassium amyl xanthate as a collector at the natural pH. Two stages of cleaner flotation would significantly upgrade rougher flotation concentrate. The gold in the mineralization showed better metallurgical performance, compared to silver. On average, approximately 96 to 97% of the gold and 91 to 92% of the silver were recovered to the gravity concentrate and bulk flotation concentrate at the grind size of 80% passing approximately 70 to 80 µm. There was a significant variation in metallurgical performances among the samples tested. This may be a result of the nugget gold effect. The industrial runs on the 10,000-t bulk sample for the 2013 bulk sample processing program and the 1,200-t high- grade Cleo mineralization conducted in 2014 showed that the gravity/flotation process flowsheet as designed for the Brucejack mineralization suited the treatment of the bulk sample. The results also showed that the gravity/flotation flowsheet adapted well for the varying mineralization and the wide range feed grades that were experienced during processing of the bulk sample.

Cyanide leach tests were also conducted to investigate the gold and silver extractions from various samples, including head samples, flotation concentrates, flotation tailings and gravity concentrates. In general, most of the sample responded reasonably well to direct cyanidation, excluding a few of samples containing higher contents of graphite (carbon), arsenic, or electrum. Cyanide leach process was not recommended for the feasibility study.

The test results suggest that the gold and silver recovery flowsheet for the mineralization should include gravity concentration, bulk rougher and scavenger flotation, rougher and scavenger concentrate regrinding, followed by cleaner flotation.

Mineral Processing

The process flowsheet developed for the Brucejack Property mineralization is a combination of conventional bulk sulphide flotation and gravity concentration to recover gold and silver. The processing plant will produce a gold-silver bearing flotation concentrate and gold-silver doré that will be produced by melting the gravity concentrate produced from the gravity concentration circuits. Based on the LOM average, the recovery process is estimated to produce approximately 5,600 kg of gold and 1,900 kg of silver as doré per year and 44,000 t of gold-silver bearing flotation concentrate per year from the mill feed, grading 14.1 g/t gold and 57.7 g/t silver. The estimated gold recoveries to the doré and flotation concentrate are 43.3% and 53.4%, respectively, totalling 96.7% . The estimated silver recoveries reporting to the doré and flotation concentrate are 3.5% and 86.5%, respectively, totalling 90.0% .. The LOM average gold and silver contents of the flotation concentrate are anticipated to be approximately 157 g/t gold and 1,000 g/t silver. The flotation concentrate will be shipped off site to a smelter for further treatment to recover the gold and silver.

The process plant will consist of:

•	one stage of crushing (located underground);

•	a surge bin with a live capacity of 2,500 ton surface;

•	a semi-autogeneous grinding (SAG) mill and ball mill primary grinding circuit integrated with gravity concentration;

•	rougher flotation and rougher/scavenger flotation followed by rougher flotation concentrate regrinding; and

•	cleaner flotation processes.

A gravity concentration circuit will also be incorporated in the bulk concentrate regrinding circuit. The final flotation concentrate will be dewatered, bagged, and trucked to the transload facility in Terrace, British Columbia. It is expected that the flotation concentrate will be loaded in bulk form into rail cars for shipping to a smelter located in eastern Canada. The gravity concentrate will be refined in the gold room on site to produce gold-silver doré.

A portion of the flotation tailings will be used to make paste for backfilling the excavated stopes in the underground mine, and the balance will be stored in Brucejack Lake. The water from the thickener overflows will be recycled as process make-up water. Treated water from the water treatment plant will be used for mill cooling, gland seal service, reagent preparation, and make- up water.

Simplified Process Flowsheet

Mining Method

The underground mine design is largely unchanged from the previous feasibility study, supporting the extraction of 2,700 t/d of ore via transverse LHOS and longitudinal LHOS. Paste backfill and modern trackless mobile equipment will be used. Mine access will be by a main decline from a surface portal close to the concentrator. A second decline will be dedicated to conveying crushed ore directly to the concentrator via two conveyors with a combined length of 800 m. There will be a two-year pre-production development period, with steady-state production being reached by the end of Year 2 of an 18- year LOM. The development and production sequence prioritizes high-grade areas while ramping up overall mine tonnage to the steady state, averaging approximately 980,000 t/a through to Year 16.

Geotechnical designs and recommendations are based on the results of site investigations, and geotechnical assessments that include rock mass characterization, structural geology interpretations, excavation and pillar stability analyses, and ground support design.

The groundwater flow system was conceptualized to provide inflow estimates to mine workings. These estimates referenced results of site investigations and hydrogeologic testing and were used to size dewatering equipment and as input to the process water balance.

Underground manpower will consist of technical staff, mining crews, mechanics, electricians, and other support personnel. Pre-production manpower will be supplied by a contractor, except personnel required for maintenance and technical support. Total manpower required for full production is 351, with up to 176 personnel on site at any given time.

The ventilation system is designed to meet British Columbia regulations. Permanent surface fans will be located at the portals of the twin, intake declines. All intake air entering the mine will be heated above freezing point.

Paste fill distribution design is based on a dual pumping system. A positive displacement pump in the paste fill plant will provide paste to all of the West Zone and the lower zones of the Valley of the Kings. The paste plant pump will also feed a booster pump located near the main access point to the Valley of the Kings area located on 1,320 Level.

Ore will be trucked from working areas to an underground crusher and then transferred to surface via two, 1.07 metres wide conveyors. Waste rock will be disposed in the underground mine whenever possible, with the balance trucked to surface for disposal in Brucejack Lake.

The mine will be dewatered using a dirty water system of sumps and pumps. Submersible and centrifugal pumps will be used for development and permanent mine operations. Solids captured in the main collection sump will be pumped to the mill for residual gold recovery. For underground worker safety, both permanent and portable refuge stations are planned. The emergency warning system will include phones, cap lamp warning system, and stench gas.

The total project initial mining capital during the pre-production period, including a 10% contingency, is estimated at $240 million. Sustaining mining capital of $280 million has been estimated for the production period. The total underground operating cost over the LOM is estimated to be $1,512 million, at an average LOM cost of $91.34/t.

Mineral Resource and Mineral Reserve Estimates

The West Zone resource estimate remains unchanged from the Mineral Resource estimate announced April 3, 2012, and filed on SEDAR April 30, 2012. See Table 2 below.

In December 2013, Snowden completed a Mineral Resource estimate for the Valley of the Kings Zone of the Brucejack Project.

This December 2013 estimate was an update of the previous November 2012 Mineral Resource estimate and included over 40,000 metres of additional drilling, including 24 surface drillholes (5,200 metres) and 409 underground drillholes (38,840 metres) drilled in support of the underground bulk sample. In addition to the drilling, a 10,000 tonne bulk sample was processed through a mill and detailed test work has been carried out to both validate the previous Mineral Resources and refine the estimation process for the updated Mineral Resource.

The result of the test work is an improved confidence in both the geological model and the grade estimate, with the definition of Measured Resources as part of the December 2013 Mineral Resource.

Bulk Sample Test Work

In 2013, Pretium Resources excavated a bulk sample from within the Valley of the Kings to further evaluate the geological interpretation and provide a comparison with the results from the Mineral Resource estimate. The location of the proposed bulk sample was selected to be representative of the grade and character of the typical mineralization in the Valley of the Kings.

The design of the bulk sample was limited by provincial legislation to a maximum allowable bulk sample size of 10,000 t. The bulk sample was collected as a series of nominal 100-t rounds in underground development. Pretium Resources elected to process the bulk sample both through a sample tower on site and at a custom mill (Contact Mill) in Montana, United States. In Snowden's opinion, the results of assaying of the samples from the sample tower provided an unacceptable degree of variation in the results due to the coarse gold nature of the mineralization and this information was not used further.

Prior to the December 2013 Mineral Resource estimate, the mill results from the underground bulk sample processing were used to investigate the local accuracy of the November 2012 Mineral Resource estimate within the Valley of the Kings, and to determine wheth5er the estimation methodology could be improved for the December 2013 Mineral Resource estimate.

A series of statistical tests were run to determine whether any bias exists between the surface diamond drilling, underground diamond drilling, underground channel samples, and chip samples. No significant difference/bias, based on the statistical analysis, was evident between the different sample types.

However, additional test work in the estimation did display some bias caused by directional drilling in the area of the bulk sample. The underground drilling had been aligned in a north- south orientation which is consistent with the orientation of some high-grade mineralization identified in the bulk sample, resulting in under sampling of this mineralization. Removal of the underground drillholes resulted in an increase in the grade of the local estimate.

While there is no bias evident between the channel samples and the drilling, the location of numerous channel samples in the centre of some of the higher-grade mineralization does result in a local overestimation around the bulk sample crosscuts. Consequently, the decision was made not to use the channel samples for the final mineral resource estimate.

The final metal and tonnes from the mill accounting were compared to those predicted by the November 2012 Mineral Resource estimate for each drive to assess the effectiveness of the resource modelling process. This test work has in part relied on comparisons between the test estimates and results from the bulk sample processing. However, readers of this Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017" and the Brucejack Report should be warned that there is a significant difference in the sample support for the resource estimate (each block in the resource estimate represents 2,700 t whereas the bulk sample packages are around 100 t), and the grade is not homogenous throughout any block. In other words, the grade can vary from a high-grade side of the block to a low-grade side of the block, whereas the block grade represents an average of the whole block. If the bulk sample happens to take a high-grade part of the block, then the comparison will look like the resource estimate under-estimated the grade, and conversely if the bulk sample takes a low- grade part of the block, then the comparison will look like the resource estimate over-estimated the grade in the block. Whilst it is not entirely valid to compare the results of the bulk sample with the resource estimate (given the different sample support) locally, it does provide the best opportunity to fine-tune the estimate to some hard data. The reader should be warned that the results are only used to give some local perspective to the grade estimates.

The results indicated that the November 2012 Mineral Resource underestimated the total metal content in the bulk sample by about 10%. In more detail, the November 2012 Mineral Resource estimated high-grade into lower-grade areas, and low-grade into the high-grade areas, a result of extrapolating the high-grade values around the high-grade core. This extrapolation of high- grade values was based on the nature of the mineralization and the interpreted continuity of the high grades.

Based on the bulk sample comparisons, Snowden concluded that the November 2012 Mineral Resource was a good representation of the contained metal within the Valley of the Kings deposit and satisfactory for mining studies based around bulk underground mining, but that it was not locally accurate at the 10 metre block scale. As a result further test work was undertaken to adjust the estimation method for the December 2013 Mineral Resource, to produce an estimate that is more responsive to the local scale grade variations.

Mineral Resource Estimate

The mineralization in the Valley of the Kings exists as steeply dipping semi-concordant (to stratigraphy) and discordant pod-like zones hosted in stockwork vein systems within the volcanic and volcaniclastic sequence. High grade mineralization zones appear to be spatially associated, at least in part, with intensely silicified zones resulting from local silica flooding and over-pressure caprock formation. High grade mineralization occurs both in the main east-west trending vein stockwork system, as well as in the rarer north-south trending part of the system. Snowden notes that Pretium Resources has taken these various observations into consideration in its interpretation of the mineralization domains for the Valley of the Kings.

A threshold grade of 0.3 g/t Au was found to generally identify the limits to the broad zones of mineralization as represented in the drill cores at West Zone and the Valley of the Kings. In the Valley of the Kings, a 1 g/t Au to 3 g/t Au threshold grade was used together with Pretium Resources' interpretation of the lithological domains, to interpret high grade corridors within the broader mineralized zones, and define a series of mineralized domains for estimation.

All data was composited to the dominant sample length of 1.5 metres prior to analysis and estimation. Statistical analysis of the gold and silver data was carried out by lithological domain (at the Valley of the Kings) and mineralized domain. Review of the statistics indicated that the grade distributions for the mineralization within the different lithologies are very similar and as a result these were combined for analysis. This is in agreement with field observations which indicate that the stockwork mineralization is superimposed on the stratigraphic sequence. The summary statistics of composite samples from all domains exhibit a strong positive skewness with high coefficient of variation and some extreme grades.

Because of the extreme positive skew in the histograms of the gold and silver grades within the high grade domains, Snowden elected to use a non-linear approach to estimation, employing the use of indicator and truncated distribution kriging. In this approach, the proportion of high grade in a block was modelled, as was the grade of the high grade portion, and the grade of the low grade portion.

The high grade population, which contains a significant number of samples with extreme grades, required indicator kriging methods for grade estimation. The low grade population was estimated using ordinary kriging on the truncated (low grade; <5 g/t Au and <50 g/t Ag) part of the grade distribution.

Density was estimated using simple kriging of specific gravity measurements determined on sample pulps by ALS Chemex.

Grade estimates and models were validated by: undertaking global grade comparisons with the input drillhole composites; visual validation of block model cross sections; grade trend plots; and comparing the results of the model to the bulk sample cross cuts.

The resource classification definitions (Measured, Indicated, Inferred) used for this estimate are those published by the Canadian Institute of Mining, Metallurgy and Petroleum in their document "CIM Definition Standards".

In order to identify those blocks in the block model that could reasonably be considered as a Mineral Resource, the block model was filtered by a cut-off grade of 5 g/t AuEq. The gold-equivalent calculation used is: AuEq = Au + (Ag/53). These blocks were then used as a guide to develop a set of wireframes defining coherent zones of mineralization which were classified as Measured, Indicated or Inferred and reported. See Table 2.1 and Table 2.2.

Classification was applied based on geological confidence, data quality and grade variability. Areas classified as Measured Resources at West Zone are within the well-informed portion where the resource is informed by 5 metre by 5 metre or 5 metre by 10 metre spaced drilling. Measured Resources within Valley of the Kings are informed by 5 metre by 10 metre to 10 metre by 10 metre underground fan drilling and restricted to the vicinity of the underground bulk sample.

Areas classified as Indicated Resources are informed by drilling on a 20 metre by 20 metre to 20 metre by 40 metre grid within West Zone and Valley of the Kings. In addition, some blocks at the edge of the areas with 20 metre by 20 metre to 20 metre by 40 metre drilling, were downgraded to Inferred where the high grades appear to have too much influence. The remainder of the Mineral Resource is classified as Inferred Resources where there is some drilling information (and within around 100 metres of drilling) and the blocks occur within the mineralized interpretation.

Areas where there is no informing data and/or the lower grade material is outside of the mineralized interpretation are not classified as a part of the Mineral Resource.

Resource Reporting

The Mineral Resources are reported above a cut-off grade of 5 g/t gold equivalent (AuEq) which reflects the potential economics of a high grade underground mining scenario. The AuEq value for each block is consistent with the November 2012 Mineral Resource. In that evaluation, the AuEq value was calculated according to the formula (AuEq = Au + Ag/53) based upon prices of US$1,590/oz and US$30/oz for gold and silver respectively. Recoveries for gold and silver are assumed to be similar.

High grade Mineral Resources for the Valley of the Kings and the West Zone are summarized in Table 2.1 and Table 2.2 respectively (below).

Table 2.1
Valley of the Kings Mineral Resource estimate
based on a cut-off grade of 5 g/t AuEq – December 2013(1)(4)(5)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (Moz)	Silver (Moz)
Measured	2.0	19.3	14.4	1.2	0.9
Indicated	13.4	17.4	14.3	7.5	6.1
M + I	15.3	17.6	14.3	8.7	7.0
Inferred(2)	5.9	25.6	20.6	4.9	3.9

Note:

(1)

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017" were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum, CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)

The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

(3)	Contained metal and tonnes figures in totals may differ due to rounding.

(4)

The Mineral Resource estimate stated in Table 2.1 and Table 2.2 is defined using 5 metre by 5 by 5 metre blocks in the well drilled portion of West Zone (5 metre by 10 metre drilling or better) and 10 metre by 10 metre by 10 metre blocks in the remainder of West Zone and in Valley of the Kings.

(5)	The gold equivalent value is defined as AuEq = Au + Ag/53.

Table 2.2
West Zone Mineral Resource estimate
based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)(5)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (Moz)	Silver (Moz)
Measured	2.4	5.85	347	0.5	26.8
Indicated	2.5	5.86	190	0.5	15.1
M + I	4.9	5.85	267	0.9	41.9
Inferred(2)	4.0	6.44	82	0.8	10.6

(1), (2), (3), (4) and (5) - See notes to Table 2.1.

Mineral Reserve Estimates

The mine design and Mineral Reserve estimate have been completed to a level appropriate for feasibility studies. The Mineral Reserve estimate stated herein is consistent with CIM Standards on Mineral Resources and Mineral Reserves. As such, the Mineral Reserves are based on Measured and Indicated Resources and do not include any Inferred Resources.

The Mineral Reserves were developed from the resource model "bjbm_1313_v11_cut", which was provided to AMC Mining Consultants (Canada) Ltd. by Snowden, on behalf of Pretium Resources, in February 2014.

A NSR cut-off grade of $180/t of ore was used to define the Mineral Reserves (as used in previous studies). The NSR for each block in the resource model was calculated as the payable revenue for gold and silver, less refining, concentrate treatment, transportation, and insurance costs. The metal price assumptions are US$1,100/oz gold and US$17/oz silver. Costs assume a C$ to US$ exchange rate of 0.92.

The NSR contributions for both flotation concentrate and doré were calculated individually, combined, and assigned to each block in the resource model.

Dilution and Recovery Estimates

In the evaluation of Mineral Reserves, modifying factors were applied to the tonnages and grade of all mining shapes (both stoping and development) to account for the dilution and ore losses that are experienced at all mining operations.

Ore dilution includes overbreak into the design hanging wall and design footwall, and also into adjacent backfilled stopes. Diluting materials are assumed to carry no metal values in the estimation of Mineral Reserve grades.

The largest component of dilution at the Brucejack Project will be paste backfill due to its inherently weaker strength compared to the hanging wall and footwall rock masses for any given dimensions of exposure.

Ore losses (recovery factors) are related to the practicalities of extracting ore under varying conditions, including difficult mining geometry, problematic rock conditions, losses in fill, and blasting issues.

The dilution factors were calculated from standard overbreak assumptions that are based on AMC Mining Consultants (Canada) Ltd's experience and benchmarking of similar long-hole open stope operations.

•	Longhole stopes (primary, secondary, tertiary) carry 1.0 metre of dilution from paste or country rock overbreak into the design hanging wall and design footwall, and 0.3 metre of backfill dilution from the floor.

•	Secondary or tertiary stopes carry an additional 1.0 metres of backfill dilution on each wall that exposes a primary stope.

•	Sill pillar stopes are treated as secondary stopes, given the additional backfill dilution that can be expected from the roof.

•	Ore cross-cuts carry 0.5 metre of dilution from rock overbreak into the design hanging wall and design footwall.

•	Production slashing of secondary stopes carries 0.5 metres of backfill dilution on each wall that exposes a primary stope.

Mineral Reserves

Mineral Reserves tabulated by zone and by reserve category are presented below.

The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

The mining blocks divide the Mineral Reserves into logical parcels consistent with the mining sequence, and form the basis of the LOM development and production schedule.

Brucejack Mineral Reserves* by Zone and by Reserve Category (June 19, 2014)

Zone		Ore Tonnes (Mt)	Grade		Metal
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Valley of the Kings Zone	Proven	2.1	15.6	12	1.1	0.8
	Probable	11.5	15.7	10	5.8	3.9
	Total	13.6	15.7	11	6.9	4.6
West Zone	Proven	1.4	7.2	383	0.3	17.4
	Probable	1.5	6.5	181	0.3	8.6
	Total	2.9	6.9	279	0.6	26.0
Total Mine	Proven	3.5	12.2	161	1.4	18.2
	Probable	13.0	14.7	30	6.1	12.5
	Total	16.5	14.1	58	7.5	30.7

Note:

*	Rounding of some figures may lead to minor discrepancies in totals. Based on C$180/t cut- off grade, US$1,100/oz gold price, US$17/oz silver price, C$/US$ exchange rate = 0.92.

Brucejack Mineral Reserves* by Mining Block (June 19, 2014)

Mining Block	Ore Tonnes (Mt)	NSR ($/t)	Grade		Contained Metal
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Valley of the Kings Upper	4.3	578	16.9	12	2.3	1.6
Valley of the Kings Middle	5.7	503	14.9	10	2.7	1.9
Valley of the Kings Lower	3.7	530	15.5	9	1.8	1.1
Valley of the Kings	13.6	534	15.7	11	6.9	4.6
WZ Upper	0.6	304	4.2	407	0.1	8.0
WZ Lower	2.3	350	7.6	245	0.6	18.1
WZ	2.9	340	6.9	279	0.6	26.0
Mining Block Total	16.5	500	14.1	58	7.5	30.7

Note:

*	Rounding of some figures may lead to minor discrepancies in totals. Based on C$180/t cut- off grade, US$1,110/oz gold price, US$17/oz silver price, C$/US$ exchange rate = 0.92.

Project Infrastructure

The Brucejack Project will require the development of a number of infrastructure items. The locations of project facilities and other infrastructure items were selected to take advantage of local topography, accommodate environmental considerations, and ensure efficient and convenient operation of the mine haul fleet.

Project infrastructure will include:

•	a 79 km access road at Highway 37 and travelling westward to Brucejack Lake with the last 12 km of access road to the mine site traversing the main arm of the Knipple Glacier;

•	internal site roads and pad areas;

•	grading and drainage;

•	avalanche hazard assessment;

•	mill building and process plant;

•	mine site operation camp;

•	transmission line and substation;

•	ancillary facilities;

•	water supply and distribution;

•	water treatment plant;

•	waste disposal;

•	tailings delivery system;

•	Brucejack Lake outlet control;

•	communications;

•	power supply and distribution;

•	fuel supply and distribution; and

•	off-site infrastructure including the Bowser Airstrip and Camp and the Knipple Transfer Station facilities.

Avalanche Hazard Assessment

An avalanche hazard assessment has been completed for the Brucejack Project. Mine site facilities and access routes are exposed to approximately 14 avalanche paths or areas, and the preliminary transmission line alignment crosses several avalanche paths. Avalanche magnitude and frequency varies depending on location. Potential consequences of avalanches reaching the Brucejack Project facilities, transmission line, worksites, and roads include damage to infrastructure, worker injury (or fatality), and project delays. Potential consequences of static snow loads on transmission towers include damage to towers and foundations, and potential loss of electrical service to the mine. Without mitigation to the effects of avalanches and static snow loading, there is a high likelihood of some of the above consequences affecting operations on an annual basis.

Avalanche mitigation for the Brucejack Project includes location planning, in order to avoid placement of facilities in avalanche hazard areas. For areas where personnel and infrastructure may be exposed, an avalanche management program will be implemented for mine operations during avalanche season (October through June). The program will utilize an Avalanche Technician team to determine periods of elevated avalanche hazard and provide recommendations for closures of hazard areas. The options for reducing control include explosive control, or waiting for natural settlement. Areas that are expected to have increased frequency of hazard and consequences will be evaluated for the installation of the RACS in order to allow for avalanche explosive control during reduced visibility (darkness and during storms). An allowance has been made in the capital and operating cost estimates for six RACSs.

Transmission Line

For the Brucejack transmission line, Pretium Resources retained Valard to review potential routes and develop an initial design for the transmission line to the Brucejack Project site, based on Valard's current experience in the area. To this end, Valard reviewed potential routes and determined the preferred route to be an extension from an existing transmission line from a hydro generation facility to the south (near Stewart, British Columbia) to the Brucejack Project site. Based on the terrain and the expected construction conditions, single steel monopole towers are recommended for the design.

Site review indicates that the hazards in the area can be avoided through diligent siting of the tower structures and any structures exposed to hazards are expected to be designed to accommodate impact pressures. Worker risks are expected to be controlled by way of an active snow avalanche risk program.

Tailings Delivery System

Approximately one half of the tailings produced by mine operations will be stored underground as paste backfill and approximately one half will be placed on the bottom of Brucejack Lake. Tailings will be pumped from the tailings thickener at the process plant by slurry pipeline to the lake in a manner which will minimize suspended solids concentrations at the lake outlet. Fine particulate solids may also be suspended in the lake surface layer if fine waste rock is placed in the lake. Investigations on minimizing or eliminating this source of suspended solids in the lake outflow are underway.

Environmental

Pretium Resources is committed to operating the mine in a sustainable manner and according to Pretium Resources' guiding principles. Every reasonable effort will be made to minimize long-term environmental impacts and to ensure that the Brucejack Project provides lasting benefits to local communities while generating substantial economic and social advantages for shareholders, employees, and the broader community. Pretium Resources respects the traditional knowledge of the Aboriginal peoples who have historically occupied or used the Brucejack Project area.

The Brucejack Project area ecosystem is relatively undisturbed by human activities. Pretium Resources' objective is to retain the current ecosystem integrity as much as possible during the construction and operation of the Brucejack Project. Upon closure and reclamation of the Brucejack Project, the intent will be to return the disturbed areas to a level of productivity equal to or better than that which existed prior to project development, and for the end configuration to be consistent with pre-existing ecosystems to the extent possible.

2014 Capital Cost Estimate

The Brucejack Report estimated total initial capital cost for the design, construction, installation, and commissioning of the Brucejack Project as US$746.9 million. A summary breakdown of the initial capital cost, including direct costs, indirect costs, owner's costs, and contingency is provided below.

Summary of 2014 Capital Cost Estimate

Major Area	Area Description	Capital Cost (US$ million)
Direct Costs
11	Mine Site	21.5
21	Mine Underground	179.5
31	Mine Site Process	53.8
32	Mine Site Utilities	30.5
33	Mine Site Facilities	53.5
34	Mine Site Tailings	3.5
35	Mine Site Temporary Facilities	33.4
36	Mine Site (Surface) Mobile Equipment	14.6
84	Off Site Infrastructure	89.1
Subtotal Direct Costs		479.4
91	Indirect Costs	127.5
98	Owner's Costs	71.0
99	Contingency	69.0
Total Initial Capital Cost		746.9

Note:
(1)	Numbers may not add due to rounding.

The purpose of the 2014 Capital Cost Estimate was to provide feasibility-level input to the Brucejack Project financial model. The 2014 Capital Cost Estimate is a Class 3 feasibility cost estimate prepared in accordance with the standards of the Association for the Advancement of Cost Engineering International. The estimated degree of project definition meets or exceeds 30%. The accuracy of this estimate is deemed to be -15%/+20%. There was no deviation from the Association for the Advancement of Cost Engineering International's recommended practices in the preparation of this estimate.

The 2014 Capital Cost Estimate was prepared with a base date of Q2 2014 and did not include any escalation beyond this date. The quotations used for were obtained in Q2 2014, with a validity period of 90 days.

The 2014 Capital Cost Estimate used U.S. dollars as the base currency. Foreign exchange rates were applied as required. Duties and taxes and taxes are not included in the estimate. This estimate is divided into four general sections (direct costs, indirect costs, owners' costs and contingency) and was developed based largely on first principles from a design, planning, and cost basis.

Operating Costs

In the Brucejack Report, the total LOM average operating cost for the Brucejack Project was estimated at $163.05/t ore milled which includes for:

•	mining;

•	process;

•	general and administration (G&A);

•	surface services;

•	backfill, including paste preparation; and

•	water treatment.

The operating costs exclude sustaining capital costs, off-site costs (such as shipping and smelting costs), taxes, or other government imposed costs, unless otherwise noted.

A total of 593 personnel were projected to be required for the Brucejack Project. The unit cost estimates are based on the LOM ore production and a mine life of 18 years. The currency exchange rate used for the estimate was 1.00:0.92 (C$/US$). The operating cost for the Brucejack Project has been estimated in Canadian dollars within an accuracy range of ±15%.

Economic Analysis

In the Brucejack Report, Tetra Tech prepared an economic evaluation of the Brucejack Project based on a pre-tax financial model. For the 18-year LOM and 16.55 Mt of mine plan tonnage, the following pre-tax financial parameters were calculated:

•	34.7% IRR;

•	2.7-year payback on the US$746.9 million initial capital; and

•	US$2,251 million NPV at a 5% discount rate.

A post-tax economic evaluation of the Brucejack Project was prepared with the inclusion of applicable taxes. The following post-tax financial parameters were calculated:

•	28.5% IRR;

•	2.8-year payback on the US$746.9 million initial capital; and

•	US$1,445 million NPV at a 5% discount rate.

The base case metal prices and exchange rate used for the Brucejack Technical Report are as follows:

•	gold – US$1,100/oz

•	silver – US$17.00/oz

•	exchange rate – 0.92:1.00 (US$:C$).

Project Execution Plan

The Brucejack Project will take approximately 33 months to complete from the start of basic engineering, through construction, to introduction of first material into the mill. A further two months is planned for commissioning and production ramp-up. The Brucejack Project execution schedule was developed to a Level 2 detail of all activities required to complete the Brucejack Project.

The Brucejack Project will transition from the study phase to basic engineering during the third quarter of 2014 and will move forward in the following phases:

•

Stage I – early works including mine development, the EAC application, permitting, access road upgrades, preliminary power transmission line right-of-way, basic engineering, and the procurement of long-lead equipment.

•	Stage II – full project execution (following permit approval), including detailed engineering, procurement, construction team mobilization, construction, and commissioning.

Mantos Blancos Copper Mine

Current Technical Report

The following information on the Mantos Blancos Mine is extracted or derived from the technical report entitled "NI 43-101 Technical Report on the Mantos Blancos Mine, II Region, Chile", effectively dated June 23, 2017 and prepared by Leonardo Leite, MAusIMM CP (Min) and Ronald Turner, MAusIMM CP (Geo).

Project Description, Location and Access

The Mantos Blancos mining district is located in the II Region of Antofagasta, northern Chile. The property is centered on latitude 23°25'0"S and longitude 70°4'60"W, approximately 45 km to the north-east of the city of Antofagasta and approximately 20 km to the southwest of the town of Baquedano. The properties are easily accessed using Route 5 connecting Antofagasta with Calama. Cerro Moreno airport is serviced by national flights from Santiago and other destinations on a daily basis. The airport is located approximately 17 km to the north of Antofagasta. Antofagasta itself is strategically located on the Panamericana highway, a well- maintained, multi-lane highway. There is also a railroad line available, which is used to transport supplies.

Mantos Copper S.A (MC) owns 100% of the Mantos Blancos Mine, composed of 85 mining properties covering an area of 7,848 ha and 33 exploration rights claims totaling 19,130 ha.

Production from the Mantos Blancos Mine is subject to the Mantos Stream Agreement. For a description of the Mantos Stream Agreement, see "Description of Material Assets – The Mantos Stream".

One of the risks to the Mine is the receipt of permit approval from the various government agencies. Golder has not identified any significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, the Mineral Resources and Mineral Reserves estimates, or associated projected economic outcomes.

History

The economic importance of the district has been known since 1883, when David Cervantes and Carlos Mercado, discovered veins of oxidized copper ore deposited in the hills located north of the road connecting Antofagasta and Lomas Bayas (the Panamericana highway).

In 1953, after various exploration works, the Hochschild Group acquired part of this ore deposit. Subsequently, in 1955 and after the first exploration works started using churn-drill drillings, the Hochschild group, together with other investors and CORFO (a Chilean government industrial development entity), formed Empresa Minera Mantos Blancos S.A. Studies were conducted indicating the presence of 11 million tonnes of ore with an average grade of 1.90% soluble copper. This is a historical estimate only, and a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. None of Osisko, the Orion Parties or Mantos Blancos is treating the historical estimate as current mineral resources or mineral reserves. For a statement of current mineral resources and mineral reserves, see the heading "Mineral Resource and Mineral Reserve Estimates" below.

Mantos Blancos has been in production since 1960 as an open pit mine, with an oxide plant and smelting operations. The mine has long been one of the major copper mines in the region, with annual refined copper output reaching 20 kt in 1962, at peak production of ingots and a minor amount of cement of copper. In 1961 the exploitation of oxide ore through "pits" began, which was treated in a leaching plant, with capacity of 100,000 tonnes per month. The gradual decline of the grades led the company to an expansion of the plan in order to maintain production; and so, as in 1967, capacity increased to 200,000 tonnes per month. With some modifications, in 1978 it reached a capacity of 250,000 tonnes per month.

Between 1963 and 1964, the Mala Suerte mine, being property of Andromeda Mining Company (owned by Mr. Bartolomé Marré), partially supplied Mantos Blancos plant with production of 2,000 tonnes per month with grades around 3.5% SCu. Production history prior to this date is imprecise. Between 1965 and 1968, production averaged 3,000 tons per month, with an average grade of 2.5% soluble copper.

In 1974 the underground exploitation of Mantos Blancos started, due to the discovery of large reserves of high grade sulphide ore. Between 1968 and 1980 fine copper production averaged 32 ktpa.

The construction of the flotation plant to treat sulphide ores began in 1980, when Anglo American acquired 40% of the mine, and four years later the mine became a main associate of the company. The flotation plant began operation in March 1981, with a capacity of 4,000 tpd, and a head grade of 1.90% Cu insoluble and 19 ppm of Ag, reaching a fine copper production of 45 ktpa in 1981. From this year fine copper production incorporated concentrates, in addition to ingots and cement of copper.

By mid-1993, pre-stripping began for the Santa Barbara project, which basically consists of the union of the four existing pits (Elvira, Marina, Tercera and Quinta, including the underground works) with the aim of maximizing the recovery of the mineralized zones of the deposit. In December 1996, the exploitation of underground ore of Mantos Blancos temporarily ended, with the extraction of the Patricia ore body. From this year on, copper production comes from concentrates and cathodes.

The last major milestone was in the year 2000, when Anglo American reached 99.97% ownership of the Mining Company of Mantos Blancos S.A., which also included the Mantoverde Division in Chañaral. In this year fine copper production reached a peak of 102 ktpa.

From 2012, the exploitation of Santa Barbara project has fed the leaching plant and electrowinning with 4.5 Mt of copper oxide ore, with a head grade of 0.70% SCu, and a flotation plant with 4.5 Mt of copper sulphide with head grade of 1.10% ICu.

In 2015, the Mantos Blancos Mine was acquired by Mantos, which is owned by Audley Advisors Limited and Orion Fund JV Limited.

Geological Setting, Mineralization and Deposit Types

The Mantos Blancos deposit is located within the coastal range in Region II of Antofagasta, Chile. The deposit is a volcanic-hosted, strata-bound copper deposit emplaced during the Upper Jurassic, related to a system of hydrothermal breccia feeder structures that intruded into the Paleozoic metasedimentary basement and the La Negra formation, which includes the mineralized Mantos Blancos volcanic sequence. In a general context, the Coastal Range in northern Chile is mainly formed by volcanic rocks of Jurassic age, intruded by granitoids emplaced between the Jurassic and Lower Cretaceous. In the Mantos Blancos Mining District, sedimentary, volcanic and igneous rocks are observed ranging in age from Paleozoic and Cenozoic, which represent a volcanic paleo-arc developed during the Jurassic that would consist of the Volcanic Sequence Mantos Blancos and the La Negra Formation. These units are affected by a set of faults located west of the district, who are immersed in the domain of Atacama's fault zone and are part of the Salar del Carmen segment.

Mineralization at Mantos Blancos occurs as lenses within specific lithologies. The lenses have been displaced by faults. The porphyritic dacite unit is the most favourable for mineralization and contains the largest number of high grade bodies. Mineralized bodies extend discontinuously for approximately 3 km in an E-W direction, with an approximate width of 1.5 km and thickness of 450 m.

Sulphide minerals include chalcopyrite, bornite, silver-rich digenite and pyrite. This assemblage occurs as disseminations, veinlets and as rims on quartz phenocrysts within the rhyolitic dome, which developed mainly within the dioritic and granodioritic magmatic-hydrothermal breccia pipes. Mineralisation shows lateral copper grade zoning. The highest grade occurs within the breccia pipe, with lateral zoning to progressively lower concentrations.

The mineralization consists of chalcocite (and / or digenite), covellite, bornite, chalcopyrite, pyrite, specularite, magnetite, galena and low sphalerite, occurring in disseminated form, following irregular guides and discontinuous with varying thicknesses. The oxidized copper correspond to atacamite, chrysocolla, and minor malachite, antlerite, tenorite, cuprite and almagres, according dissemination and fracture filling. Silver presence occurs in the crystal structure of the copper sulphides and occasionally as native silver. The ore bodies are irregular lenses and oxidized copper sulfides arranged in tabular form with a 100-200 m thick strongly controlled by structures.

The mineralization has a distinct vertical zonation, with specularite at the top (porphyritic andesite and Superior andesite), which is followed in depth an area of oxidized copper (atacamite with chrysocolla low), moving to a zone of high grade Sulphide (chalcocite-bornite). The latter corresponds to irregular lenses chalcocite- rich center, which decreases towards the edge going to predominate bornite. Surrounding these lenses is a zone of lower grade with chalcopyrite and bornite, ending in depth with a pyritic zone, occasionally in some sectors associated with chalcopyrite. The areas with secondary enrichment are of small extent, predominantly covellite over chalcocite and located near major faults of the deposit. The oxidized copper would have developed by the in situ oxidation of primary sulphides.

Mantos Blancos is a stratabound hydrothermal copper deposit with subordinate silver mineralization hosted in a riodacitic volcanic complex where copper mineralization is strongly controlled by structures. Stratabound hydrothermal copper deposits are mainly associated with hydrothermal breccia feeder structures that contain at least 50% of the economic mineralization and the highest ore grade. The mineralization at Mantos Blancos is concentrated within a dacitic lava package dipping south between 18° and 25° in the main mineralized area.

Exploration

Ongoing exploration is conducted by Mantos Blancos with the primary purpose of supporting mining and increasing Mineral Resources available for mining exploitation. The exploration strategy is focused on tracing known targets as extensions from current orebodies utilizing host rock and alteration features down dip and along strike. Historically, this strategy has proven effective in defining new Mineral Resources.

Drilling

Mantos Blancos collects two different types of sample for geological modelling and resource estimation, diamond drill hole core (DDH) and reverse circulation drill chips (RC). Diamond drill holes (DDH) were drilled historically, and most are located in the mined-out part of the mine. DDH are no longer being drilled at Mantos Blancos, except for geotechnical or geometallurgical purposes.

Mantos Blancos conducted drill programs for exploration and mine development purposes. The 2016 resource model update considered the inclusion of 362 new drill samples and 90,611 metres, distributed as RC, DDH and sonic (dumps). The new drillings included drill holes from the 2014 drilling campaigns (drill holes not included in the previous resource model), 2015, and also included 89,000 metres from the 2012, 2013 and 2014 campaigns delayed as a result of the implementation of the QA/QC program.

For the update of the 2016 model, a total of 15,643 drill holes with a total of 2,274,947 metres were used, corresponding to all drillings accumulated up to the date of closing of the database.

The collar surveying at the Mantos Blancos mine is obtained using high precision GPS and total station for the surface data. Daily operational surveying is undertaken with either GPS or total station and prism. Mantos Blancos adopted the local coordinate system based on UTM coordinates.

For the 2014 and 2015 drilling campaigns, down hole surveys were measured by Wellfield Services with an SRG gyroscope. Measures were taken each 10 metres over the depth of the drillhole, and a second measurement is taken when the equipment is lifted. Also as a QA/QC procedure 10% of the drill holes were re-surveyed, with most of the holes showing little deviation.

Sampling, Analysis and Data Verification

Reverse Circulation Samples

Since 2009, RC samples are taken at regular 6.0 metre intervals, weighing approximately 120 kg per 6.0 metre interval. The material is dropped directly from the cyclone to a riffle splitter. The cyclone has a lever at the side used to open the bin at the end of the sample interval. Both portions of the sample are directly passed twice through two splitters located in series to obtain four equally sized samples. Each sample is passed through another splitter to obtain the sample that will be sent to mechanical preparation. The samples are put into plastic bags, weighed at the site, and the values are recorded manually.

Sample Preparation

The mechanical sample preparation of RC and DDH samples is conducted in Inspectorate laboratory in Antofagasta.

•	Cleaning: before each batch of samples the crusher is cleaned with quartz, and the material is discarded.

•	Blank sample: the first sample of each batch corresponds to the quartz, and this sample follows the entire cycle until chemical analysis to check for the presence of contamination.

•	Primary/Secondary Crushing: the entire sample is crushed to 95% passing 2.36 mm particle size. For 1 in each 30 samples a granulometric test is carried to check particle size.

•	Splitting: depending on the weight of the sample the splitting follows one of two procedures,

•	Samples > 15 kg use a rotary splitter until 1.5 to 2 kg is obtained. The sample is passed through a Jones splitter until 300 g remains.

•	Samples < 15 kg are split with a Jones splitter until 300 g is obtained.

•	In both situations, one duplicate is obtained every 20 samples.

•	Pulverization: the entire sample is pulverised with an LM1 until 95% of the sample passes < 0.104 mm. For one in every 30 samples, a granulometric test is carried out to check particle size.

•	The sample is then put into a paper envelope, labelled with a bar code and sent to the chemical lab for assaying.

Assaying

For TCu and Pb, 1 g of sample is taken, 10 ml of HNO3, 5ml of HClO4 and 15 ml of HF are added, a cold digestion is carried out for one hour and then salts are dissolved with 25 ml of HCl and filled to 100 ml.

For SCu 0.5 g of sample is taken, 50 ml of H2SO4 are added, it is stirred for 20 minutes at 140 rpm, then transferred to 100 ml and flocculant is added (boiling method).

For Ag, 2 g of the sample is taken, 10 ml of HNO3, 5 ml of HClO4 and 15 ml of HF are added, a cold digestion is carried out for one hour and then salts are dissolved with 12.5 ml of HCl and filled into 50 ml.

For carbonate (Ca3), weigh 0.1 g of sample (in a refractory crucible), 1 g of accelerator is added and LECO equipment is used.

Sample Security

Drill core is moved from the drill rig to the core shack by external personnel. In the core shack, geological data logging is completed at site using a digital system. Before the data is available for estimation purposes, data is verified and reviewed, field checked if necessary, and then uploaded to the main database. Samples are delivered by Mantos Blancos for sample preparation at the laboratory.

Mantos Blancos uses BDGeo as the system to coordinate and handle the complete data input process. The database is backed up on a regular basis.

All Mantos Blancos samples are stored and secured in the mine site under good conditions to ensure their quality.

Quality Assurance and Quality Control

All QA/QC is handled online automatically using BDGeo software®. QA/QC procedures include the insertion of a control sample of: standards, pulp and coarse duplicates, and blank samples into every batch of samples sent to the laboratories. The creation of the batch is done on site in BDGeo by personnel of Mantos Blancos, and include 1 standard, 1 blank, 1 coarse and 1 pulp duplicate. Sample batches contain 20 samples.

The quality assessment over the 2015 campaign was controlled through standards insertion (certificated in OREAS-Australia). Apart of standards, coarse and pulp duplicates have been used. The insertion rate is 5% for each stage of control. The mass reduction of samples was carried out by Inspectorate Company and the chemical analysis was made by SGS Chile Ltda. Coarse, pulp and standards (internal checks) verifications were also carried out in this last laboratory.

The quality control procedure (standards, blanks, and duplicates) have acceptable levels of accuracy and precision, the preparation of sample and laboratory results have been controlled.

Certified Reference Material

Mantos Blancos routinely inserts Certified Reference Materials (CRMs) or standards into the analytical stream to assess the assaying laboratory for accuracy and to determine if there is any bias present. The material used for the construction of the standards is from the mine and prepared and certified by external laboratories. Standards cover a range of TCu concentrations to appropriate represent different ranges. The result of the standards are good and no obvious issues with the exactitude were identified. The tolerance limit for acceptance are +- 2 standard deviations. If the standard value is out of the defined limit the complete batch is sent back to the laboratory for analysis.

Blank Samples

Blank samples are inserted into the sampling stream as a QA/QC check for sample contamination and is inserted as part of the batch sent for mechanical preparation. The material used as blank is obtained from blast holes with TCu grades of 0.01 % which were logged as rhyodacite. There is no evidence of contamination during the mechanical preparation.

Duplicate Samples

The duplicates are prepared and inserted on-site, and include two types of samples:

•	Coarse Duplicate: correspond to a second portion of material obtained after the first crushing.

•	Pulp Duplicate: correspond to a second portion of material obtained after the pulverization of the sample.

The protocol details that the duplicate of a sample must be sent in a different batch than the one used for the original sample. The result of the coarse and pulp duplicates were acceptable and no obvious issues with the accuracy were identified.

Data Verification

Data verification has been an integral part of Mantos Blancos drilling campaigns and resource estimation. As part of the protocols all sample rejects and pulp samples are appropriately stored inside shipping containers modified for this purpose. Inside the containers samples are properly organized and stored. The database for the resource Model is extracted directly through the DBGEO © interface software. This software is a geological database administrator, which validates the information according to the primary key. For data validation purposes and to avoid errors in the Resource Model construction the database is analyzed prior to the compositing. This verification includes consistence between different tables, existence of gaps and duplicity of information.

Golder completed a set of data validation queries using Vulcan and internal software (Datacheck) and found no important validation issues. Golder is of the opinion that the drill hole database is valid and acceptable for resource estimation.

Mineral Processing and Metallurgical Testing

The copper recovery considered for vat and dump leaching was defined assuming the average of the last twelve months, which was used to update the recovery model considering the metallurgic balance, tonnage and chemical grades.

The sulphide copper recovery in the concentrator was based on the geometallurgical model for the first five years (2017 – 2021) that considered the laboratory samples. For the following years (after 2022), the copper recovery was defined assuming the average of the last twelve months - that includes metallurgic balance, tonnage and chemical grades - which are used to update the polynomial recovery curve.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

The geological modelling of the Mantos Blancos mine considers the construction of two models.

•

Lithology model, this model is not used for any estimation purpose, and only for geometallurgical considerations. The lithological model was developed by Mantos Blancos geologists using a probabilistic model considering the lithological description from the geological mapping of rock units present in Mantos Blancos.

•

Dike model, this model is constructed deterministically by interpretation in sections and uses information form drill holes and bench logging. 3D solids are constructed based on the sectional interpretation and the block model (with small blocks) is flagged. The dike model has not been updated since 2015.

The lithology model is based on the probability of the existence of a specific rock unit. This probability is estimated by interpolation of indicators that are based on the rock codes extracted from the database. Mantos Blancos used a probability threshold of 50% to assign the blocks to a given unit. Mantos Blancos found a few cases where there were equal probabilities for multiple units and these cases were solved by taking into account the unit that was predominant in the local neighborhood.

The dike model is not used for grade estimation. During the estimation it is assumed that grades are continuous across units in the deposit, and then the dike model is used for dilution assuming a TCu grade of 0% for all complete and partial dike blocks (the dike model is constructed with small blocks 5 x 5 x 5 m).

The drill hole database used for resource estimation contains 15,643 drill holes (drill type: DDH, RCD, Sonic drilling for dump). The information used in the current resource model is equivalent to 2,274,947 metres.

Resource Classification

The Mineral Resources were classified by two indicators probabilistic methodology, which uses grade kriging variance as classification thresholds. The method is based on relative errors in metal and tonnage calculated for monthly and annual production periods using spatial indicators and grade variability models.

The Mineral Resources are classified as measured when the local grade, whose variability is corrected to 1-month of production, is estimated with an error that is not greater than 15% with a 90% level of confidence.

Mineral Resources are classified as indicated when the local grade, whose variability is corrected to 1-year of production, is estimated with an error not greater than 15% with a 90% level of confidence.

Mineral Resources that do not comply with the aforementioned criteria are classified as inferred.

To avoid the extrapolation effect, only Mineral Resources within the approved drilled and sampled perimeter were considered for classification.

Mineral Resource Estimates

The Mineral Resource estimates for Mantos Blancos are shown in Tables 3.1 and Table 3.2. The resource is separated by material type. The mineral resource estimate uses ordinary kriging grades as these are believed to be the most robust. The deposit has silver mineralization which is not currently included in the Resource estimate, and will not be until an appropriate validation is completed. Based on the current resource model, Mantos Blancos estimation for silver content for sulphide mineralization inside the Mineral Resources pit indicates a total of 99 Mt with an average grade of 4.88 g/t. Mineral Resources are enclosed within pit shells that were optimized using Measured, Indicated and Inferred resources at a copper price of US$3.77 USD/lb.

Table 3.1

Mineral Resources as of December 31, 2016 - Sulphides - Mantos Blancos

Process	Category	Tonnes (000 t) (2)	Grade % ICu (3)	Current Contained Cu (t) (4)
Sulphide (Flotation and LF)(1)	Measured	14,344	0.71	101,771
	Indicated	62,390	0.54	336,906
	Measured + Indicated	76,724	0.57	438,677
	Inferred (inside reserve pit)	3,253	0.52	16,916
	Inferred (outside reserve pit)	19,209	0.50	96, 045
	Inferred stockpile (Canada 90)	21	0.38	80
	Total Inferred	22,483	0.50	113,040
	Total Mineral Resources	99,207	0.56	551,717

Note:

(1)	Cut-off grade of 0.26% ICu.

(2)	Tonnes on dry basis.

(3)	Copper grade based on Insoluble Copper (ICu).

(4)	Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) x 10 (% ICu) x 10.

(5)	Mineral Resource pit is based on 3.77 US$/lb of Cu.

Table 3.2

Mineral Resources as of December 31, 2016 - Oxides - Mantos Blancos

Process	Category	Tonnes (3) (000 t)	Grade (4) % ICu	Current Contained (5) Cu (t)
Oxide (Heap and Vat Leaching)(1)	Measured	2,427	0.43	10,436
	Indicated	9,027	0.39	35,205
	Measured + Indicated	11,454	0.40	45,641
	Inferred (inside reserve pit)	460	0.35	1,610

	Inferred (outside reserve pit)	4,438	0.42	18,640
	Total Inferred	4,898	0.41	20,250
	Total	16,352	0.40	65,891
Oxide (Dump Leaching)(2)	Measured	458	0.18	824
	Indicated	5,611	0.17	9,539
	Measured + Indicated	6,069	0.17	10,363
	Inferred in situ (inside reserve pit)	633	0.17	1,076
	Inferred in situ (outside reserve pit)	2,702	0.17	4,593
	Inferred (in LOM) Mercedes F2	21,996	0.19	41,792
	Inferred (in LOM) F2 Botadero E	6,053	0.18	10,895
	Total Inferred	31,384	0.19	58,357
	Total	37,453	0.18	68,720

Note:

(1)	Cut-off grade of 0.22% permits that are considered in the matrix of identification and SCu.

(2)	Cut-off of 0.13% SCu.

(3)	Tonnes on dry basis.

(4)	Copper grade based on Soluble Copper (SCu).

(5)	Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) x (% SCu) x 10.

(6)	Mineral Resource pit is based on 3.77 US$/lb of Cu.

Mineral Reserves

The Mineral Reserves as of December 31, 2016, are presented in Table 3.3 and Table 3.4. Golder carried out a Level 1 Mineral Reserves audit for Mantos Blancos Division according the JORC Code (2012). The activities developed included a review of input data, methodology, and results supporting the 2016 LoM. Golder was able to reproduce the Mineral Reserves contained in the statement dated December 31, 2016, and are not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

Table 3.3

Mineral Reserves as of December 31, 2016 - Sulphides - Mantos Blancos

Process	Category	Tonnes (000 t)(3)	Grade % ICu(3)	Current Contained Cu (t)(4)
Sulphides (Flotation)(1)	Proved	27,132	0.86	233,335
	Probable	54,021	0.60	323,110
	Total	81,153	0.69	556,445

Note:

(1)	Cut-off grade of 0.26% ICu.

(2)	Tonnes on dry basis.

(3)	Copper grade based on Insoluble Copper (ICu).

(4)	Contained Metal (CM) is calculated by the following formulas: CM = Tonnes (000 t) x (% ICu) x 10

Table 3.4

Mineral Reserves as of December 31, 2016 - Oxides - Mantos Blancos

Process	Category	Tonnes (3) (000 t)	Grade (4) % SCu	Current Contained Cu (t)(5)
Oxides (Dump Leaching)(1)	Proved	1,720	0.35	6,020
	Probable	11,825	0.29	33,853
	Total	13,545	0.29	39,873
Este Stockpile (Dump Leaching)(1)	Proved	-	-	-
	Probable	11,378	0.18	20,480
	Total	11,378	0.18	20,480
Mercedes Stockpile (Dump Leaching)(1)	Proved	- -	-	-
	Probable	36,639	0.19	69,614
	Total	36,639	0.19	69,614
Oxides (Heap and Vat Leaching)(2)	Proved	1,004	0.46	4,618
	Probable	2,852	0.45	12,834
	Total	3,856	0.45	17,452

Note:

(1)	Cut-off grade of 0.13% SCu.

(2)	Cut-off grade of 0.22% SCu.

(3)	Tonnes on dry basis.

(4)	Copper grade based on soluble copper (SCu).

(5)	Contained Metal (CM) is calculated by the following formula: CM = Tonnes (000 t) x (% SCu) x 10.

Mantos Copper maintains a reconciliation between the Mineral Reserve model and actual mine production. Reconciliations to 2016 production indicate that the Mineral Resource model is performing well for sulphide ore with the normal range of variability (± 10%). The long-term model for oxide ore has consistently reported more tonnage (19% higher in the period) and copper grade (11% higher in the period).

Mining Operations

Mantos Blancos is an open pit mine extracting both sulphide and oxide copper ores, which are treated in crushing, milling, concentrator, leaching, solvent extraction and electro-winning plants, producing copper concentrates and high purity (LME Grade A) copper cathodes.

The Mantos Blancos Mine includes one large open pit (Santa Barbara) that provides sulphide ore to feed the concentrator and oxide ore to the leach pads. Other sources of ore in the Mantos Blancos Mine are sulphide ore stock (Cancha 90) and oxide ore stocks (Mercedes and Este).

The Mineral Resources reported as of 31 December, 2016 are based on the resources model developed in June 2016 and used to define the LoM that consists of ten pushbacks which will be mined during the period from 2017 to 2029. The total material (ore and waste) moved increases by 30.2 Mt in 2017 to 60.0 Mt in 2020, remaining at this level until 2026 when it begins to decrease until 2029. Considering the ore re-handle from stockpiles to concentrator and the oxide ore to the Mercedes dump, the total material moved reaches 62.1 Mt in 2024.

The cut-off grades were defined based on economic parameters for the three metallurgical processes used in Mantos Blancos mine, adopting the values of 0.26% (Insoluble copper - ICu), 0.22% (Soluble copper - SCu) and 0.13% (Soluble copper - SCu) for flotation, Vat and Dump leaching respectively.

Processing and Recovery Operations

Oxide ore from the mine is processed using a combination of vat, dump, and heap leaching. Currently, vats process 1.5 Mtpa of oxide ore. Dump leaching is used to process around 5.9 to 15.0 Mtpa from the Este and Mercedes dumps. The vat and dump leaching processes end in 2019.

Treatment of the copper-rich pregnant leach solution occurs in the solvent extraction-electrowinning plant to produce copper cathodes. The maximum production capacity is 65 ktpa of fine copper. The life of mine plan for the solvent extraction-electrowinning cathode plant considered a fine copper production of 18.0 ktpa up to 2018 and 13.4 ktpa in 2019.

Sulphide ore is processed in the concentrator plant, where copper concentrate is produced, with an average grade ranging from 29% to 33%. The sulphide processing plant will operate at a throughput capacity of 4.7 Mtpa from 2017 to 2019 when the ramp-up of the new sulphide line is expected to start, increasing the processing plant capacity up to 7.3 Mtpa from 2021. According to the life of mine plan, the concentrator will produce 25.7 ktpa of fine copper (contained) in 2017, reaching the maximum production of 57.2 ktpa in 2023.

In order to maintain the copper production and use the sulphide ore reserves available at deeper levels of the deposit, Mantos Blancos has developed an expansion plan to increase the current processing level of 4.7 Mtpa up to 7.3 Mtpa, starting in 2020. Mantos Copper has contracted Hatch for the related engineering studies to develop technical solutions, estimating capex and opex, and defining the plan for implementing the facilities expansion.

Current Mineral Processing

The current ore processing at Mantos Blancos has two operating lines, one for sulphide ore and the other for oxide ore. When the Mantos Blancos Mine operation began, the oxide line was the most important due to the processing of oxidized and mixed ores mined in the upper portions of the deposit. With the deepening of the mine, these materials became more scarce and consequently the cathode production has decreased. For these reasons Mantos Copper is conducting studies on increasing the sulphide processing capacity to compensate for the production of the oxide operation that will be shut down.

Infrastructure, Permitting and Compliance Activities

Access

The Mantos Blancos Mine is accessed by paved public roads. The mine has a number of private roads for access to the various facilities. The private roads include small vehicle roads as well as a network of haul roads. The haul roads are built to a width suitable for the haul trucks. Most consumables and personnel are transported these routes by light vehicles.

Buildings and Facilities

The infrastructure for the Mantos Blancos mine is developed and in service. Figure 3.1 shows the general layout of Mantos Blancos infrastructure.

Figure 3.1

The main facilities in the Mantos Blancos Mine are the Santa Barbara pit, the Argentina Norte dump, the Fase 8 dump, the Este dump, the Oeste dump, the concentrator plant, the vats, the coarse tailings deposit, the fine tailings deposit, the Mercedes stockpile, the Mercedes dump, secondary leaching piles, and the solvent extraction - electrowinning plant. Ancillary facilities in the mine are workshops and warehouses, administrative buildings and offices and explosives and chemicals storage.

Water Supply

Water is supplied by Ferrocarriles Antofagasta Bolivia (FCAB) and Aguas Antofagasta. Water is pumped and transported by pipelines from Siloli and Toconce, located approximately 250 km from the Mantos Blancos Mine. Currently, the water consumption of the Mantos Blancos site is 10,000 m3/day, and the maximum storage capacity is 17,000 m3.

Due to the reduction of the material treated in the vats, reduction of processing in the dump leach and optimization of the water recovery in the tailings, the estimated water consumption for the life of the mine does not exceed the 145 l/s value contracted with FCAB and Aguas Antofagasta, except in the years 2017 and 2018, where it will be supplied based on an additional contract.

The industrial water supply contract of 130 l/s with Aguas Antofagasta ends in 2023, with a clause allowing a first renewal for five years until 2028, and a second extension for the same time until 2033. A contract with FCAB to supply 15 l/s of better quality water to be used in specific processes ends in 2018. Mantos Blancos plans to renew this contract during 2017. The Mantos Blancos site does not have a water intake permit.

Power

Electrical power is provided by ENORCHILE and delivered to the mine through a high voltage power line (220 kV) connected to the national grid. The Mantos Blancos site has a power plant managed by an external company and connected to the national grid as well. The current electrical power supply contracts are sufficient to comply with the demands according to the mine plan.

Communications

The mine site has a communication network of telephones and licensed UHF radio repeaters within the main pit mining area. Outside this area the communication is by means of UHF CB radio, satellite phone, and cellular phone.

Tailings Storage Facility

Tailings from the concentrator plant are separated into fine and coarse tailings. Currently, tailings production is 4.42 Mtpa, including 1.76 Mtpa of fine tailings and 2.66 Mtpa of coarse tailings.

Social or Community Impact

The Mantos Blancos area of influence includes the city of Antofagasta, and Baquedanoa, a small community of 900 people located 20 km north of the mine. The engagement plan developed by Mantos Copper focuses on the following three pillars of action:

•	Education: providing quality educational establishments in the area of influence and development through support of talented students;

•	Sustainable communities: supporting projects to improve the quality of life of the local people and the quality of the environment;

•	Entrepreneurship and employability: providing technical to micro and small businesses from different industries in the area of influence and development, along with improving the employability of vulnerable groups.

Permitting

Environmental studies are ongoing and conducted as required to support the operation and any ancillary projects. The qualified persons for the Mantos Blancos Technical Report are not aware of any known environmental issues that could materially impact Mantos Blancos' ability to operate.

The permit classification adopted by Mantos Copper is divided into the following categories:

•	Approved: current licenses with a control plan of the commitments and monitoring included. This category includes licenses that have been corrected or rectified;

•	In process: licenses that have been submitted to the competent departments, or those do not have the total of commitments or without a control plan of the commitments and monitoring included. This category includes permits in process that were refused by the authorities or withdrawn by Mantos Copper.

•	Pending: licenses that have been identified as necessary but not submitted, awaiting approval of previous stages of projects. This category could be classified as "In preparation" or "In planning";

•	In preparation: permit that is in preparation or under internal review;

•	In planning: permits that are considered in the matrix of identification and that have been reported to the corresponding areas as necessary;

•	Closed: permits that have complied with its term of validity.

In 2016, twenty-three new permits were approved and eleven were in process.

Capital and Operating Costs

Capital Costs

Table 3.5 provides the capital costs (CAPEX) from 2017 to 2029. The total CAPEX for the life of mine plan is USD$228.5 million.

Table 3.5

Capital Costs

Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Mining fleet	MUSD			2.2
Sulphide concentrator	MUSD	2.3	1.2	0.9	0.4	1.2
Oxide plant	MUSD	4.8
Tailings dam	MUSD			1.3	4.8	2.3
Infrastructure	MUSD	1.8	0.9	2.5	0.6	0.6
Minor projects	MUSD	0.3	0.3	0.3	0.3	0.3
Deferred Capex MB Project	MUSD							2.3	17.1	16.2	3.9
Stay-in-business - Long-term (3% of direct cost)	MUSD						5.8	5.9	6.0	6.0	5.9	4.6	4.5
Expansionary Capex	MUSD		6.6	81.9	32.8
Total	MUSD	9.1	9.0	89.2	38.9	4.4	5.8	8.2	23.1	22.1	9.7	4.6	4.5

Operating Costs

The operating costs for Mantos Blancos are developed annually as part of the site budget process. The OPEX is shown in the tables below. The average operating cost (C1 cash cost) from 2017 to 2029 is 2.10 USD/lb. Golder considers the operating cost estimates in the LoM plan to be reasonable and consistent with historical performance. The concentrate produced by Mantos Blancos contains silver that is also commercialized. Table 3.6 shows the unit cost.

Table 3.6 Cash Cost

Description	Unit	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Mining Cost	c/lb	79.5	97.4	104.6	141.0	96.7	89.7	89.2	103.8	113.4	110.6	64.0	50.3	8.5
Processing Cost	c/lb	107.6	115.3	101.0	74.6	65.0	64.3	58.4	64.7	71.3	71.3	69.7	83.8	94.8
G&A	c/lb	19.5	20.3	19.0	15.5	10.6	10.1	9.5	10.5	11.6	11.6	11.3	11.6	16.8
C0	c/lb	206.7	233.1	224.5	231.1	172.3	164.2	157.0	179.0	196.3	193.5	145.0	145.6	120.1
Freight	c/lb	4.1	4.1	4.6	5.4	5.3	5.4	5.4	5.4	5.4	5.4	5.4	5.0	4.6
TCRC	c/lb	14.1	13.9	17.4	25.6	25.3	25.6	25.6	25.6	25.6	25.6	25.6	22.2	17.4
C1 (before by- products)	c/lb	224.8	251.1	246.5	262.1	202.9	195.1	188.0	209.9	227.2	224.5	176.0	172.8	142.1
By-products	c/lb	9.2	1.5	15.3	17.7	23.2	15.1	18.4	27.7	20.2	13.7	15.8	11.2	15.2
credit
C1 cash cost	c/lb	215.7	239.6	231.2	244.4	179.7	180.0	169.6	182.3	207.1	210.8	160.2	161.6	126.9
Def Stripping	c/lb
C1	c/lb	215.7	239.6	231.2	244.4	179.7	180.0	169.6	182.3	207.1	210.8	160.2	161.6	126.9
Depreciation	c/lb	57	48	30	70	45	35	29	27	10	13	15	16	29
Stripping
Amortization	c/lb
C2		272.3	287.9	261.4	314.2	225.1	215.1	199.0	208.9	217.0	224.1	175.2	177.8	155.5

Net Present Value

A sensitivity analysis for the NPV was performed using variations in OPEX, CAPEX, discount rate, and copper prices. Simulations were conducted treating the variables independently. Ten percent increments were adopted for a total variation of ± 30%. The NPV is 185m USD at a discount rate of 8.0% .

The sensitivity analysis was performed disregarding the credits obtained with silver to simulate the worst case, verifying if in this condition the outcome is still a positive cash flow that supports the statement of Mineral Reserves.

Results of the sensitivity analysis suggest significant exposure to variations in copper prices and OPEX. According to the analysis, a decrease in the copper price of more than 11% or an increase in the OPEXof more than 12% could result in a negative cash flow and, therefore, make the project not feasible.

The impact of CAPEX variations is not significant compared to variations in copper price and OPEX.

Table 3.7

NPV sensitivity analysis - MUSD

Parameter/Variation	-30%	-20%	-10%	0%	+10%	+20%	+30%
Copper Price	(405)	(184)	23	185	337	483	622
OPEX	236	219	202	185	169	152	135
CAPEX	665	505	345	185	26	(134)	(294)
Discount rate	231	215	200	185	172	160	148

A study was also developed to quantify the sensitivity of the NPV to variations in the silver price using similar methodology to the sensitivity analysis presented above.

The sensitivity analysis for the NPV was performed using variations in OPEX, CAPEX, discount rate, copper and silver prices. Simulations were conducted treating the variables independently. Ten percent increments were adopted for a total variation of ± 30%. Considering the silver scenario, the NPV is 277M USD at a discount rate of 8.0% . The silver content increased the NPV by 33%.

Results of the sensitivity analysis suggest significant sensitivity to variation in copper prices and OPEX. According to the analysis, a decrease in the copper price of more than 17% or an increase in the OPEX of more than 17% could result in a negative cash flow and, therefore, make the project not feasible.

The impact of CAPEX and silver price variations is not significant compared to variations in copper price and OPEX.

Table 3.8

NPV sensitivity analysis - MUSD - including silver content

Parameter/Variation	-30%	-20%	-10%	0%	+10%	+20%	+30%
Copper Price	(271)	(55)	122	277	426	568	703
Silver Price	245	256	267	277	289	298	308
OPEX	756	597	437	277	117	(43)	(203)
CAPEX	328	311	294	277	260	243	226
Discount rate	334	314	295	277	260	245	230

Description of Material Assets

Osisko considers the following portfolio assets of the Orion Parties to be interests in material mineral projects for the purposes of NI 43-101 with respect to the Resulting Company: the Renard Stream, the Mantos Stream, and the Brucejack Stream and Brucejack Offtake. Descriptions of these assets are set out below.

The Renard Stream

Stornoway's Renard Diamond Mine is Québec's first producing diamond mine and Canada's sixth. It is located approximately 250 km north of the Cree community of Mistissini and 350 km north of Chibougamau in the James Bay region of north-central Québec. Construction on the project commenced on July 10, 2014, and commercial production was declared on January 1, 2017. For a description of the Renard Diamond Mine, see "Acquired Material Properties – Renard Diamond Mine" in this Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017".

The following is a summary of the material terms of the Renard Streaming Agreement for the Forward Sale of Diamonds:

•

The term of the Renard Streaming Agreement for the Forward Sale of Diamonds is until July 8, 2054, with automatic renewals for additional terms of 10 years each, subject to the Renard Buyers' right to terminate.

•

Under the terms of the Renard Streaming Agreement for the Forward Sale of Diamonds, FCDC sold a 20% undivided interest (in a proportion of 9.6% to Orion Stream I, 4% to Caisse, 4% to BTO Shine L.P. and 2.4% to other purchasers) (the "Subject Diamonds Interest") in each Subject Diamond.

•

The Renard Buyers were required under the Renard Streaming Agreement for the Forward Sale of Diamonds to make certain up-front payments to FCDC, representing prepayment of a portion of the purchase price payable for the Subject Diamonds Interest, in an aggregate amount of the Renard Deposit, disbursed in three installments as follows: (a) a first installment of US$80 million, which was paid on March 31, 2015; (b) a second installment of US$80 million, which was paid on September 30, 2015; and (c) a third installment of US$90 million, which was paid on March 30, 2016. The Renard Deposit provides a partial offset against the purchase price for the Subject Diamonds Interest, as described below, and is to be used for capital expenditures made by SDCI for the purposes of the development of the Renard Diamond Mine.

•

The purchase price for the Subject Diamonds Interest in each Subject Diamond is: (a) until the Renard Deposit has been fully offset, equal to the Gross Proceeds payable by payment of the Per Carat Cash Price in cash, with any amount by which the Gross Proceeds exceeds the Per Carat Cash Price being offset against the Renard Deposit, and (b) once the Renard Deposit has been fully offset, equal to the Per Carat Cash Price.

•

Marketing expenses associated with the sale of the Subject Diamonds Interest in each Subject Diamond are borne by the Renard Buyers; provided that such expenses do not exceed 3% of the Gross Proceeds from the sale of each Subject Diamond Interest in the Subject Diamonds. Such expenses are deducted from the Gross Proceeds transferred to the Renard Buyers upon the sale of each Subject Diamond.

The Mantos Stream

Mantos is a mining company focussed upon the extraction and sale of copper. The company owns and operates two mines in northern Chile, Mantos Blancos and Mantoverde, located in the Antofagasta and Atacama regions. For a description of the Mantos Blancos Mine, see "Acquired Material Properties – Mantos Blancos Copper Mine" in this Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017".

On September 11, 2015, Mantos, as seller and TitheCo, as purchaser, entered into the Mantos Stream Agreement, which was subsequently amended and restated on March 9, 2016.

The following is a summary of the material terms of the Mantos Stream Agreement and incorporates certain amendments required to be made on or before the Acquisition Closing pursuant to the terms of the Acquisition Agreement:

•	The term of the Mantos Stream Agreement will be for the life of mine.

•	Stream percentage, subject to reduction, of 100% of payable silver from the Mantos Blancos copper mine until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%.

•	The purchase price for silver under the Mantos Stream Agreement is the Mantos Silver Purchase Price for each ounce of refined silver sold and delivered and/or credited by Mantos to TitheCo.

•

In respect of any month, TitheCo may elect, on 30 days' prior notice to Mantos, to reduce (a) the designated percentage of payable silver from 100% to 75%, and (b) the Mantos Silver Purchase Price to US$0.

•

Provided that no less than 1,990,000 ounces of refined silver has been delivered/credited by Mantos to TitheCo, Mantos may elect to reduce the amount of refined silver to be delivered and sold to TitheCo by 50%, in which case Mantos shall make a cash payment of US$70 million to TitheCo.

•	TitheCo made cash deposits in two installments, in the aggregate amount of US$82.5 in October 2015.

TitheCo has a right of first refusal in respect of a sale or disposal by Mantos of any royalty, stream, participation or production interest in gold at the Mantos Blancos copper mine or the Mantoverde mine prior to June 30, 2018. In the event that any interest in the Mantoverde mine or project is transferred by Mantos to a third party, then before the time of such transfer, the third party shall enter into a binding agreement with TitheCo offering TitheCo a right of first refusal on the terms set out in the Mantos Stream Agreement of any gold interest in relation to the Mantoverde mine or project.

The Brucejack Stream

Pretium Resources' high-grade underground Brucejack Gold Mine is targeting commercial production in 2017. The Brucejack Gold Mine is located in northwestern British Columbia, approximately 65 km north of Stewart, British Columbia and consists of 122,133 hectares (over 301,798 acres). For a description of the Brucejack Gold Mine, see

"Acquired Material Properties – Brucejack Gold Mine" in this Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017".

The following is a summary of the material terms of the Brucejack Stream Agreement:

•	The term of the Brucejack Stream Agreement is the earlier of (i) the date on which Pretium Exploration has sold to Orion Stream II and BTO the Aggregate Gold Quantity and the Aggregate Silver Quantity, and (ii) September 15, 2055.

•	A deposit of US$150 million (US$75 million from Orion Stream II and US$75 million from BTO) was advanced at closing as prepayment. The Refined Precious Metals will be reduced by the aggregate ounces of Refined Precious Metals sold and delivered prior to the applicable delivery start date.

•	If Pretium Exploration exercises the 2018 Stream Option, the Designated Metal Percentage will be 3% and if Pretium Exploration exercises the 2019 Stream Option, it will be 4%.

•	Pretium Exploration may elect to repurchase all or a portion of the Refined Precious Metals stream by one of the following options:

•	On December 31, 2018, Pretium Exploration can elect to exercise the 2018 Non-Stream Option or the 2018 Stream Option; or

•	On December 31, 2019, Pretium Exploration can elect to exercise the 2019 Non-Stream Option or the 2019 Stream Option.

•

If Pretium Exploration does not exercise the right to reduce or repurchase the Refined Precious Metals stream by December 31, 2019, US$20 million will be payable to Orion Stream II and BTO and an 8% stream will apply to the Refined Precious Metals beginning January 1, 2020, with payment of US$400 per ounce of gold and US$4.00 per ounce of silver. If the market price of gold is greater than US$400 per ounce, the excess will decrease the deposit until it has been reduced to nil.

•

Subject to certain exceptions, the Brucejack Stream Agreement contains restrictions on the transfer of production and transfers of property and assets. The Brucejack Stream Agreement also contains a general prohibition regarding changes of control of Pretium Resources or any of its subsidiaries. The Brucejack Stream Agreement does not prohibit a transfer or change of control of Pretium Resources or any of its subsidiaries if a Triggering Event occurs or is agreed to prior to the earlier of (i) January 1, 2020; and (ii) the date the deposit is reduced to nil, and Pretium Exploration exercises the Purchase Right in exchange for consideration equal to the Triggering Event Amount. If a Triggering Event occurs and Pretium Exploration has not exercised the Purchase Right, Orion Stream II and BTO shall have the right at such time to require Pretium Exploration to purchase the Brucejack Stream Agreement in exchange for consideration equal to the Triggering Event Amount. Once the deposit is reduced to nil, there will be no consequences of a change of control of Pretium Resources.

As security for the payment of all of the stream obligations, Pretium Resources, 0890696 B.C. Ltd. and Pretium Exploration granted to Orion Stream II and BTO, a second ranking security interest to Orion Stream II and BTO, over all of the presently held and future acquired property (subject only to permitted encumbrances). After the deposit has been reduced to nil, the security provided by Pretium Resources and 0890696 B.C. Ltd. will be released and discharged.

Following payment and performance in full of its obligations under the Brucejack Stream Agreement, Orion Stream II and BTO's agent (being Orion Stream II) will promptly, at the request, cost and expense of Pretium Exploration, direct the collateral agent to release and discharge the right and interest of Orion Stream II and BTO in the collateral.

The Brucejack Offtake

The following is a summary of the material terms of the Brucejack Offtake Agreement:

•	The Brucejack Offtake Agreement applies to sales from the first 7,067,000 ounces of refined gold (less any delivered ounces pursuant to the Brucejack Stream Agreement described below).

•	Orion Stream II and BTO are required under the Brucejack Offtake Agreement to pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applies to 100% of refined gold produced at the Brucejack project (50% to each of Orion Stream II and BTO) less the percentage of refined gold to be delivered pursuant to the Brucejack Stream Agreement (being between 0% and 8%), subject to the reduction election described below.

•	Pretium Exploration has the option to reduce the offtake obligation by one of the following options:

•

Effective on December 31, 2018, Pretium Exploration can elect to reduce the offtake obligation to either (i) 50% by paying US$11 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% by paying US$11 per ounce multiplied by 0.75, on the remaining undelivered gold ounces; or

•

Effective on December 31, 2019 Pretium Exploration can elect to reduce the offtake obligation to either (i) 50% by paying US$13 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% by paying US$13 per ounce multiplied by 0.75, on the remaining undelivered gold ounces.

•

On the second day after the delivery date of the refined gold, Orion Stream II and BTO are required to make the Provisional Payment Amount. Orion Stream II and BTO or Pretium Exploration, as applicable, must, six days after the delivery date of the refined gold, pay the amount owing to the other equal to the difference between the purchase price and the Provisional Payment Amount.

Description of Certain Other Assets Comprising the Acquired Assets

The description of certain other assets of the Orion Parties comprising the Acquired Assets including the SASA stream, the Casino royalty, the Amulsar stream and the Back Forty stream are set out below.

The SASA Stream

The SASA mine is located in Macedonia and is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum according to information on the following website www.lynxresources.com.

On September 1, 2016, Lynx Metals, as purchaser, and SASA, as seller, entered into the SASA Stream Agreement, governing the purchase of SASA Payable Silver produced at the SASA mine, which was subsequently amended on October 18, 2016.

The following is a summary of the material terms of the SASA Stream Agreement:

•

The term of the SASA Stream Agreement is 40 years, with automatic renewals for additional terms of 10 years each, unless there have been no active mining operations on the SASA mine during the last 10 years.

•

Lynx Metals shall receive, 100% of the number of ounces of SASA Payable Silver in respect of any minerals from the SASA mine for which SASA receives an offtaker settlement under a lead and/or zinc offtake agreement.

•	Lynx Metals was required to make a cash deposit in the amount of US$22,064,374.42, payable in a series of installments. The deposit has been fully paid.

•

The SASA Fixed Silver Price in respect of the period up to and including December 31, 2016 was $5 per ounce of refined silver. In respect of each subsequent calendar year of the SASA Stream Agreement, the SASA Fixed Silver Price increases annually by the lesser of (i) inflation over the previous calendar year, measured by the CPI Index and (ii) 3%.

•

Lynx Metals is required under the terms of the SASA Stream Agreement to pay to SASA, for each ounce of refined silver sold and delivered by SASA to Lynx Metals, a purchase price equal to: (a) the SASA Fixed Silver Price plus an amount equal to the refining charge (as set out in the SASA Stream Agreement) in respect of each such ounce of refined silver; or (b) if less, the silver market price quoted by the London Bullion Market Association for refined silver on the business day immediately preceding the date of delivery of such refined silver.

SASA is a private Macedonian company.

The Casino Royalty

The Casino project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada. The Casino project is currently in the environmental assessment review phase and contains copper, gold, molybdenum and silver deposits. The mill is expected to process about 120,000 tonnes of ore per day or 43.8 million tonnes per year over a 22-year mine life.

On December 21, 2012 Western Copper, Casino Mining Corp. and 8248567 Canada Limited entered into a net smelter returns royalty agreement whereby Casino Mining Corp. (a wholly-owned subsidiary of Western Copper) granted 8248567 Canada Limited the Casino NSR Royalty. Casino Mining Corp. has the option to repurchase 0.75% of the Casino NSR Royalty (resulting in a 2.00% remaining royalty) for US$59 million on or before December 31, 2017. Western Copper is a Vancouver-based exploration and development company and is listed on the TSX and the New York Stock Exchange MKT.

A summary of the Casino NSR Royalty is disclosed in the annual information form of Western Copper dated March 23, 2017 and the material change report and press release of Western Copper dated December 21, 2012 which are available on SEDAR under Western Copper's issuer profile at www.sedar.com.

The Amulsar Stream

The Amulsar project is a gold-bearing quartzite deposit located in southern Armenia. The Amulsar project is in the development stage. Production is expected to begin in 2018. The Amulsar project will be Armenia's largest gold mine, with estimated mineral resources containing 3.5 million measured and indicated gold ounces and 1.3 million inferred gold ounces. Gold production is targeted to average approximately 225,000 ounces annually over an initial 10-year mine life.

On November 30, 2015, Lydian Armenia, as seller, Lydian, as guarantor, and the Amulsar Purchasers, entered into the Amulsar Stream Agreement, pursuant to which Lydian Armenia agreed to sell to the Amulsar Purchasers the Amulsar Designated Gold Percentage and the Amulsar Designated Silver Percentage. The obligations of the Amulsar Purchasers under the Amulsar Stream Agreement are several and not joint, nor joint and several.

A copy of the Amulsar Stream Agreement is available on SEDAR under Lydian's issuer profile at www.sedar.com. A summary of the Amulsar Stream Agreement is disclosed in the annual information form of Lydian dated March 30, 2017.

The following is a summary of the material terms of the Amulsar Stream Agreement:

•

The Amulsar Stream Agreement applies to the Amulsar project until the earlier of (i) the date that the aggregate gold quantity and aggregate silver quantity have been delivered, and (ii) 40 years. At such time as the aggregate gold quantity and aggregate silver quantity shall have been produced, the Amulsar Stream Agreement will cease to apply to the Amulsar project.

•

The Amulsar Stream Agreement requires the Amulsar Purchasers to make up-front payments to Lydian Armenia, representing prepayment of a portion of the purchase price payable for the Amulsar Designated Gold Percentage (as defined below) and Amulsar Designated Silver Percentage (as defined below), in an aggregate amount equal to the Amulsar Cash Deposit which were disbursed in two installments of US$25 million, paid on December 7, 2015, and US$35 million, paid on September 30, 2016. The Amulsar Cash Deposit is applied in partial satisfaction of the Gold Purchase Price and the Silver Purchase Price, in the manner described below.

•

The Amulsar Stream Agreement also provides that the Amulsar Purchasers must, in addition to the Amulsar Cash Deposit), pay the Amulsar Fixed Gold Price and the Amulsar Fixed Silver Price, subject to an increase of 1% per annum beginning three years after the commercial production date.

•

The Gold Purchase Price payable for the Amulsar Designated Gold Percentage is equal to the gold market price on the business day immediately preceding the date of delivery of such refined gold, payable to Lydian Armenia in cash equal to the amount of the lesser of the Amulsar Fixed Gold Price and the gold market price on the date of delivery, with any amount by which the Gold Market Price exceeds the Amulsar Fixed Gold Price being credited against the Amulsar Cash Deposit.

•

The Silver Purchase Price payable for the Amulsar Designated Silver Percentage is equal to the silver market price on the business day immediately preceding the date of delivery of the refined silver, payable in cash equal to the amount of the lesser of the Amulsar Fixed Silver Price and the silver market price, with any amount by which the silver market price exceeds the Amulsar Fixed Silver Price being credited against the Amulsar Cash Deposit.

•

Once the Amulsar Cash Deposit is reduced to zero as a result of the credits described above, the payment for refined gold or refined silver will be the lesser of the fixed price and market price (of either gold or silver, as applicable) on the day immediately prior to the date of delivery, payable in cash, until the aggregate gold quantity and aggregate silver quantity is delivered.

•

As security for the due payment of all stream obligations, Lydian Armenia granted a first ranking security interest to the Amulsar Purchasers pari passu with lenders in all of its presently held and future acquired property subject to permitted encumbrances.

•

Following payment and performance in full of its obligations under the Amulsar Stream Agreement, the Amulsar Purchaser's agent (being Orion Co IV) will promptly, at the request, cost and expense of Lydian Armenia, direct the collateral agent to release and discharge the right and interest of Orion Co IV and the Amulsar Purchasers in the collateral.

•

Lydian Armenia may elect to reduce the amount of refined gold and refined silver to be delivered and sold by Lydian Armenia to the Amulsar Purchasers under the Amulsar Stream Agreement by 50% on either: (i) the second anniversary of the commercial production date, subject to a one-time payment of $55 million by Lydian Armenia to the Amulsar Purchasers; or (ii) the third anniversary of the commercial production date, subject to a one-time payment of $50 million by Lydian Armenia to the Amulsar Purchasers.

Lydian is listed on the TSX.

The Back Forty Stream

The Back Forty project is a zinc and gold volcanogenic massive sulfide deposit located in Michigan, United States. The Back Forty project is in the development stage and advancing toward a feasibility study expected in 2017. Back Forty is expected to produce 532,000 ounces of gold, 721 million pounds of zinc, 74 million pounds of copper, 4.6 million ounces of silver, and 21 million pounds of lead.

On March 31, 2015, TitheCo, as purchaser, and Aquila, entered into the Back Forty Stream Agreement, which was amended and restated on September 30, 2015 and subsequently amended on November 17, 2016 in respect of certain payment terms.

A copy of the Back Forty Stream Agreement is available on SEDAR under Aquila's issuer profile at www.sedar.com. A summary of the Back Forty Stream Agreement is disclosed in the annual information form of Aquila dated March 15, 2017.

The following is a summary of the material terms of the Back Forty Stream Agreement:

•

The term of the Back Forty Stream Agreement is 40 years, with automatic renewals for additional terms of 10 years each, unless there have been no active mining operations at the project during the last 10 years.

•	The Back Forty Stream Agreement is in respect of the Back Forty Designated Silver Percentage.

•

The Back Forty Stream Agreement required TitheCo to make up-front payments to Aquila, representing prepayment of a portion of the purchase price payable, in an aggregate amount of the Back Forty Cash Deposit, which is being disbursed in four installments and, as of the date of the Orion Portfolio Combined Financial Statements for the three years ended December 31, 2016, 2015 and 2014 there remains US$1,650,000 to be paid. The Back Forty Cash Deposit is applied in partial satisfaction of the purchase price for the Back Forty Silver Purchase Price, in the manner described below.

•	The commercial production start date is prior to December 31, 2020.

•	The Back Forty Stream Agreement also provides that TitheCo must, in addition to the Back Forty Cash Deposit, pay the Back Forty Fixed Silver Price.

•

The Back Forty Silver Purchase Price payable for the Back Forty Designated Silver Percentage is equal to the silver market price on the business day immediately preceding the date of delivery of the refined silver, payable in cash equal to the amount of the lesser of the Back Forty Fixed Silver Price and the silver market price, with any amount by which the silver market price exceeds the Back Forty Fixed Silver Price being credited against the Back Forty Cash Deposit.

•

As security for the due payment of all stream obligations, Aquila granted TitheCo a continuing security and first priority lien on all presently held and future acquired property (subject to permitted encumbrances) which will be subordinated to the project finance facility.

•

Following payment and performance in full of its obligations under the Back Forty Stream Agreement, TitheCo's agent (being Orion Stream II) will promptly, at the expense of Aquila, direct the collateral agent to release and discharge TitheCo's right and interest in the property.

Aquila is listed on the TSX.

Royalties, Streams and Offtakes on Mineral Properties in Production

The following table lists the royalties, streams, and offtake arrangements comprising a part of the Acquired Assets that are on mineral properties that are in production as of the date of this Circular.

Asset	Operator	Owner of Interest	Interest	Jurisdiction

Bald Mountain	Kinross Gold Corporation	Orion Royalty	1% gross sales	Nevada, USA
Alligator		Company, LLC	royalty

Bald Mountain Duke	Kinross Gold Corporation	Orion Royalty	2% to 4% gross	Nevada, USA
Trapper-Royale		Company, LLC	sales royalty

Beaufor-Pascalis	Richmont Mines Inc.	Vaaldiam Mining Inc.	25% net proceeds	Québec, Canada
of production
royalty

Brauna	Lipari Mineração Ltda.	Vaaldiam Mining Inc.	1% gross royalty	Brazil

Kwale	Base Titanium Limited	Vaaldiam Mining Inc.	1.5% gross	Kenya
	and Base Resources		revenue royalty
Limited

Mantos Blancos	Mantos Copper S.A.	Orion TitheCo Limited	silver stream	Chile

Matilda	Blackham Resources	Orion TitheCo Limited	gold offtake	Wiluna, Western
	Limited			Australia

Pan	GRP Minerals Corp.	Orion Royalty	2.5% to 4%	Nevada, USA
		Company, LLC	production royalty

Parral	GoGold Resources Inc.	Fund I	gold and silver	Mexico
offtake

Renard	Stornoway Diamond	Orion Co-Investments I	diamond stream	Québec, Canada
	Corporation	(Stream) LLC

San Ramon	Red Eagle Mining de	Orion TitheCo Limited	purchase	Colombia
	Colombia Limited		production
agreement

SASA	SASA Mine DOO	Lynx Metals Limited	silver stream	Macedonia
Makedonska Kamenica

Seabee-Santoy	Silver Standard Resources	8248567 Canada	3% net smelter	Saskatchewan, Canada
	Inc.	Limited	returns royalty

SCHEDULE "E"

INFORMATION CONCERNING THE RESULTING COMPANY AS OF JUNE 28, 2017

(See attached)

The following is a summary of the Resulting Company and its business and operations, which should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular. The information contained in this Schedule "E", unless otherwise indicated, is given as of June 28, 2017.

All capitalized terms used in this Schedule "E" – "Information Concerning the Resulting Company as of June 28, 2017" and not defined herein have the meaning ascribed to such terms in the "Glossary of Terms" or elsewhere in this Circular. Unless otherwise indicated herein, references to "$", "C$" or "Canadian dollars" are to Canadian dollars, references to "US$" or "U.S. dollars" are to United States dollars. See in this Circular, "General Matters – Exchange Rate Data". See also in this Circular, "Cautionary Statement Regarding Forward-Looking Information".

Corporate Structure

Name and Incorporation

On completion of the Acquisition, Osisko, as the Resulting Company, will continue the current operations of Osisko with the addition of the Acquired Assets under the name "Osisko Gold Royalties Ltd", and will continue to be governed by the laws of the Province of Québec.

It is expected that the business operations of the Resulting Company will be managed from Osisko's current registered and head office located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montreal, Québec, Canada, H3B 2S2.

Intercorporate Relationships

The Acquisition will result in Orion TitheCo Limited becoming a wholly-owned subsidiary of Osisko. Orion TitheCo Limited holds the Brucejack Stream and the Mantos Blancos Stream, directly or indirectly. In addition, Osisko will acquire the Renard Stream directly. Set forth below is the expected corporate structure of the Resulting Company, which depicts how the material assets of the Resulting Company are expected to be held following the completion of the Acquisition.

Note:
(1)

Osisko and its subsidiaries have additional interests in other subsidiaries that do not meet the materiality thresholds for disclosure set out in Form 51-102F2 of the Canadian Securities Administrators.

(2)

The Brucejack Stream is held by Orion Co-Investments II (Stream) Limited, which is expected to be a non-material wholly-owned subsidiary of Osisko and Orion TitheCo Limited. The Mantos Blancos Stream is held by Orion TitheCo Limited.

Description of the Business of the Resulting Company

On completion of the Acquisition, the Resulting Company will carry on the business operated by Osisko with the addition of the Acquired Assets, and its efforts will be directed at the identification, evaluation and acquisition of other royalty, streaming, offtake and other mineral property interests.

The Resulting Company's portfolio of material assets will include the following:

1.	the 5% NSR royalty on the producing Canadian Malartic mine (the "Canadian Malartic Royalty");

2.	the sliding-scale 2.0% to 3.5% NSR royalty on the producing Éléonore mine (the "Éléonore Royalty");

3.	the 9.6% diamond stream on the producing Renard diamond mine located in Québec, Canada (the "Renard Stream");

4.	the 4.0% gold and silver stream on the Brucejack gold mine located in British Columbia, Canada (the "Brucejack Stream");

5.	the 100% silver stream on the Mantos Blancos copper mine in Antofagasta, Chile (the "Mantos Blancos Stream"); and

6.	approximately C$100 million in cash, cash equivalents and short-term investments.

The Resulting Company will also hold the other Acquired Assets, directly or indirectly, as well as a large and highly prospective exploration land package in Québec and a number of earlier-stage royalty assets and a majority stake in the Coulon base metals project.

Information with respect to each of the Canadian Malartic Royalty and the Éléonore Royalty may be reviewed in the AIF under the headings "Material Mineral Project – The Canadian Malartic Royalty" and "Material Mineral Project – The Éléonore Royalty", respectively. For a summary of the Renard Stream, the Brucejack Stream and the Mantos Blancos Stream, see Schedule "D" – "Information Concerning the Acquired Assets as of June 28, 2017".

Description of Securities

The authorized share capital of the Resulting Company will be the same as the currently authorized share capital of Osisko, and the rights associated with each common share of the Resulting Company will be the same as the rights associated with each Osisko Share. The Resulting Company will have an unlimited number of Osisko Shares authorized for issuance and an unlimited number of Preferred Shares, issuable in series.

Upon completion of the Acquisition and the Private Placement, it is anticipated that there will be 156,923,358 Osisko Shares issued and outstanding, 3,614,861 Options and 11,195,500 Warrants issued and outstanding, and no Preferred Shares issued and outstanding.

Unaudited Pro Forma Financial Information

The unaudited pro forma consolidated financial statements of the Resulting Company and accompanying notes are included in Schedule "G" – "Unaudited Pro Forma Condensed Consolidated Financial Statements of Osisko" to this Circular. The following unaudited pro forma consolidated financial information (expressed in thousands of Canadian dollars) is based on the assumptions described in the respective notes to the unaudited pro forma consolidated financial statements included in this Circular in Schedule "G" – "Unaudited Pro Forma Condensed Consolidated Financial Statements of Osisko".

Pro Forma Consolidated Balance Sheet as at March 31, 2017 (Expressed in thousands of Canadian dollars)

$
Assets

Current assets
Cash and cash equivalents	149,702
Short-term investments	2,547
Accounts receivable	7,200
Other assets	3,971
163,420

Non-current assets
Investments in associates	111,223
Other investments	121,336
Royalty, stream and similar interests	1,513,377
Property and equipment	277
Exploration and evaluation	100,924
Goodwill	300,367
Deferred income taxes	18,454
2,165,958

2,329,378

Liabilities

Current liabilities
Accounts payable and accrued liabilities	6,460
Dividends payable	4,264
Provisions and other liabilities	5,311
16,035

Non-current liabilities
Long-term debt	196,005
Provisions and other liabilities	14,186
Deferred income taxes	130,070
340,261

356,296

Equity

Equity attributable to Osisko Gold Royalties Ltd shareholders
Share capital	1,672,839
Warrants	30,901
Contributed surplus	11,735
Equity component of convertible debenture	3,091
Accumulated other comprehensive income	9,081
Retained earnings	243,635
1,971,282

Non-controlling interests	1,800

Total Equity	1,973,082

2,329,378

Pro Forma Consolidated Statements of Income (Loss)
(Expressed in thousands of Canadian dollars)

	Three month period	Twelve month period
	ended	ended
	March 31, 2017	December 31, 2016
	$	$
Revenues	48,641	116,889

Cost of sales	(23,517)	(29,773)
Depletion of royalty, stream and similar interests	(19,441)	(29,275)
Gross profit	5,683	57,841

Expenses
General and administrative	(8,121)	(24,079)
Business development	(2,265)	(8,282)
Exploration and evaluation	(42)	1,240
Cost recoveries from associates	990	3,039
Reversal of impairment of royalty, stream and similar interests	1,615	19,875
Other income (expenses), net	5	(1,665)

Operating income (loss)	(2,135)	47,969

Interest income	540	1,063
Dividends	-	4,931
Finance costs	(1,974)	(8,784)
Foreign exchange loss	(1,420)	(5,846)
Share of loss of associates	(1,445)	(6,623)
Other gains, net	2,024	30,146

Earnings (loss) before income taxes	(4,410)	62,856

Income tax recovery (expense)	710	(5,770)

Net earnings (loss)	(3,700)	57,086
Attributable to Osisko shareholders	(3,624)	57,345
Attributable to non-controlling interest	(76)	(259)

Net earnings (loss) per share
Basic	(0.02)	0.37
Diluted	(0.02)	0.37

Pro Forma Consolidated Capitalization

The following table sets forth the approximate capitalization of the Resulting Company after giving effect to the Acquisition and Private Placement.

		Amount Outstanding After Giving
	Amount Authorized or to	Effect to the Acquisition and Private
Designation of Security	be Authorized	Placement
Osisko Shares	Unlimited	156,923,358
Preferred Shares	Unlimited	Nil
Options	Not Applicable	3,614,861
Warrants	Not Applicable	11,195,500

Fully-Diluted Share Capital

The following table sets forth the approximate share capital of the Resulting Company after giving effect to the Acquisition and Private Placement.

	Number Outstanding
Designation of Security	Number	Percentage
Osisko Shares

Issued and Outstanding	156,923,358	89.6%

Issuable upon the exercise of outstanding Options	3,614,861	2.1%

Issuable upon the exercise of outstanding Warrants	11,195,500	6.4%

Issuable upon the exercise of outstanding Convertible Debenture	2,620,545	1.5%

Issuable upon the exercise of outstanding Coulon Exchange Rights	735,942	0.4%

Total number of Osisko Shares (fully diluted)	175,090,206	100%

Dividends

There will be no restrictions in the Resulting Company's articles or elsewhere, other than customary general solvency requirements, which would prevent the Resulting Company from paying dividends following completion of the Acquisition. For information on Osisko's dividend policy, see "Dividends" in the AIF.

Principal Securityholders

Upon the completion of the Acquisition and the Private Placement, the Designated Orion Shareholders, the Caisse, together with its affiliates, and the Fonds F.T.Q. will hold 30,906,594, 19,014,093 and 8,640,488 Osisko Shares, respectively, representing approximately 19.7%, 12.1%, and 5.5%, respectively, of the issued and outstanding Osisko Shares.

Officers and Directors of the Resulting Company

Officers

Following the completion of the Acquisition, the Resulting Company will continue to be led by the current Osisko management team, including Sean Roosen as Chief Executive Officer, Bryan A. Coates as President, Elif Lévesque as Chief Financial Officer and Vice President, Finance, Joseph de la Plante as Vice President, Corporate Development, André Le Bel, Vice President, Legal Affairs and Corporate Secretary, Luc Lessard, Senior Vice President, Technical Services, Vincent Metcalfe, Vice President, Investor Relations, and Frédéric Ruel, Vice President and Corporate Controller.

Directors

The post-Acquisition Board will consist of 12 members, consisting of the 10 current directors of Osisko (being Sean Roosen, Joanne Ferstman, Françoise Bertrand, Victor H. Bradley, John Burzynski, Christopher C. Curfman, André Gaumond, Pierre Labbé, Charles E. Page and Jacques Perron), together with Oskar Lewnowski, the Chief Investment Officer of Orion Resource Partners (USA) LP, and one additional nominee of CDP.

Executive Compensation

Upon completion of the Acquisition, Osisko as the Resulting Company will continue to have eight executive officers, being Sean Roosen (Chief Executive Officer), Bryan A. Coates (President), Elif Lévesque (Chief Financial Officer and Vice President, Finance), Luc Lessard (Senior Vice President, Technical Services), André Le Bel (Vice President, Legal Affairs and Corporate Secretary), Vincent Metcalfe (Vice President, Investor Relations), Joseph de la Plante (Vice President, Corporate Development) and Frédéric Ruel (Vice President and Corporate Controller).

Following the completion of the Acquisition, it is expected that the Resulting Company will maintain the policies of Osisko with respect to executive compensation. See the MIC under the headings "Executive Compensation" and

"Statement of Executive Compensation".

It is expected that the Resulting Company will maintain Osisko's long-term incentive plans comprised of the Stock Option Plan and the RSU Plan to establish a balance between short and long-term compensation, which is essential for Resulting Company's sustained performance, including its ability to attract, motivate and retain a pool of talented executives in a competitive employment market as well as to ensure a proper alignment of the executive officers' interests with those of the Resulting Company. See the MIC under the heading, "Statement of Executive Compensation – Compensation Discussion and Analysis - Long-term Incentive Compensation".

Compensation of Directors

Following the completion of the Acquisition, the Resulting Company will maintain the policies of Osisko with respect to director compensation. See the MIC under the heading "Director Compensation".

Stock Exchange Listing

On the completion of the Acquisition, it is contemplated that the Osisko Shares will continue to trade on the TSX and NYSE under the symbol "OR". The two series of warrants of Osisko currently listed on the TSX under the symbol "OR.WT" and "OR.WT.A" will continue to be listed on the TSX under the same symbols.

Auditor

Following the completion of the Acquisition, the auditor for the Resulting Company will continue to be PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, located at their office in Montréal, Québec.

Registrar and Transfer Agent

Following the completion of the Acquisition, the transfer agent and registrar of the Resulting Company will continue to be CST Trust Company.

SCHEDULE "F"

FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND
ANALYSIS OF THE ACQUIRED ASSETS

Orion Portfolio Combined Financial
Statements for the three years ended
 December 31, 2016, 2015 and 2014

KPMG LLP	Telephone (416) 777-8500
Bay Adelaide Centre	Fax (416) 777-8818
Suite 4600	www.kpmg.ca
333 Bay Street
Toronto ON
M5H 2S5

INDEPENDENT AUDITORS’ REPORT ON COMBINED FINANCIAL STATEMENTS

To the Directors of Orion Mine Finance Management I Limited as the investment manager of Orion Mine Finance (Master) Fund I LP and its co-investment vehicle, and Orion Mine Finance Management I-A Limited as the investment manager of Orion Mine Finance (Master) Fund I-A LP,

We have audited the accompanying combined financial statements of Orion Portfolio, which comprise the combined balance sheets as at December 31, 2016, December 31, 2015, December 31, 2014, and January 1, 2014, the combined statements of income and comprehensive income, changes in net parent investment and cash flows for each of the three years ended December 31, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Combined Financial Statements

Management of the entity is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the combined financial statements present fairly, in all material respects, the combined financial position of Orion Portfolio as at December 31, 2016, December 31, 2015, December 31, 2014, and January 1, 2014, and its combined financial performance and its combined cash flows for each of the three years ended December 31, 2016, in accordance with International Financial Reporting Standards.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 to the combined financial statements which describes the basis of preparation used in these combined financial statements. The combined financial statements are prepared on a carve-out basis to reflect the financial position and results of operations of the portfolio of investments to be acquired by Osisko Gold Royalties Ltd.

Chartered Professional Accountants, Licensed Public Accountants
June 16, 2017
Toronto, Canada

Orion Portfolio
Combined Balance Sheets as at December 31,

(in thousands of United States dollars)	Notes	2016	2015	2014	Jan 1, 2014
Assets
Current assets
Cash and cash equivalents	5	6,114.9	1,951.4	626.8	78.5
Prepaid expenses and sundry deposits		104.4	4.8	8.2	144.4
Other assets	6	635.7	2,061.7	473.7	818.3
Due from affiliates	12	18.1	-	-	-
Total current assets		6,873.1	4,017.9	1,108.7	1,041.2

Non-current assets
Royalty and stream interests, net	7	462,252.5	374,766.9	178,035.9	163,314.8
Other investments	6	-	25,000.0	-	-
Total non-current assets		462,252.5	399,766.9	178,035.9	163,314.8

Total assets		469,125.6	403,784.8	179,144.6	164,356.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities		596.6	1,098.1	746.5	687.0
Interest payable	12	-	1,756.0	1,067.7	121.3
Due to affiliates	12	181.8	222.2	20.0	-
Notes payable - current	12	-	10,867.8	-	-
Total current liabilities		778.4	13,944.1	1,834.2	808.3

Non-current liabilities
Notes payable – non-current	12	-	-	10,867.8	11,200.0
Total non-current liabilities		-	-	10,867.8	11,200.0

Total liabilities		778.4	13,944.1	12,702.0	12,008.3

Equity
Net parent investment		451,659.0	376,936.5	166,787.3	152,347.7
Accumulated other comprehensive		105.7	(552.2)	(344.7)	-
income
Non-controlling interest	15	16,582.5	13,456.4	-	-
Total equity		468,347.2	389,840.7	166,442.6	152,347.7

Total liabilities and equity		469,125.6	403,784.8	179,144.6	164,356.0

The accompanying notes form an integral part of these combined financial statements	Page | 4

Orion Portfolio
Combined Statements of Income and Comprehensive Income

		Years Ended December 31,
(in thousands of United States dollars)	Notes	2016	2015	2014
Revenue
Royalty income	10	$5,606.5	$5,107.5	$2,806.3
Gold, silver and diamond sales	10	34,088.4	18,273.4	4,722.4
Other income		846.3	690.2	552.8

Total revenue		40,541.2	24,071.1	8,081.5
Cost and expenses
Purchased cost of gold, silver and diamonds	11	22,373.8	17,699.8	4,516.5
Depletion of royalty and stream interests		8,257.9	2,692.5	1,282.2
Impairment/(reversal of impairment) of royalty and	7 (c)	(15,002.0)	35,602.6	11,996.7
stream interests
General and administrative		5,451.1	5,637.8	5,943.2
Other expenses		172.8	198.1	148.8
Other (gains)/losses	14	341.1	(1,723.5)	150.0
Total costs and expenses		21,594.7	60,107.3	24,037.4
Operating income/(loss)		18,946.5	(36,036.2)	(15,955.9)

Finance items
Finance income		2.9	4.0	1.7
Finance expenses	12	(946.8)	(1,196.3)	(1,133.1)

Income/(loss) before income taxes		18,002.6	(37,228.5)	(17,087.3)
Income tax expense	13	382.1	396.5	269.1

Net income (loss)		$17,620.5	$(37,625.0)	$(17,356.4)
Attributable to:
Owners of the Parent		17,543.5	(37,709.0)	(17,356.4)
Non-controlling interests	15	77.0	84.0	-
		17,620.5	(37,625.0)	(17,356.4)
Other comprehensive income/(loss) (net of tax of $nil):
Net change in fair value of available-for-sale investments		105.7	(207.5)	(344.7)
Net change in fair value of available-for-sale investments transferred to profit or loss		552.2	-	-
Other comprehensive income/(loss) for the year, net of		657.9	(207.5)	(344.7)
income tax
Total comprehensive income/(loss)		$18,278.4	$(37,832.5)	$(17,701.1)
Attributable to:
Owners of the Parent		18,201.4	(37,916.5)	(17,701.1)
Non-controlling interest	15	77.0	84.0	-
		$18,278.4	$(37,832.5)	$(17,701.1)

The accompanying notes form an integral part of these combined financial statements	Page | 5

Orion Portfolio
Combined Statements of Cash Flows

For the years ended December 31,
(in thousands of United States dollars)	Notes	2016	2015	2014
Cash flows from operating activities
Net income (loss) for the year		$17,620.5	$(37,625.0)	$(17,356.4)
Adjustments for:
Depletion		8,257.9	2,692.9	1,282.2
Impairment charge (reversal of impairments)	7	(15,002.0)	35,602.6	11,996.7
Net (gain)/Loss on sale of royalty interest	14	(59.3)	(2,374.3)	-
Loss on sale of available-for-sale asset		299.2	-	-
Investment write-off	14	50.0	650.0	150.0
Interest	12	946.8	1,196.3	1,133.1

Changes in other assets and liabilities
Prepaid expenses and sundry deposits		(99.6)	3.4	136.1
Other assets		667.6	-	-
Receivable from/payable to affiliates		(58.5)	202.2	20.0
Accounts payable		(501.5)	(288.3)	59.5
Interest paid		(2,702.8)	(508.0)	(186.7)
Cash (used in) provided by operating activities		9,418.3	(448.2)	(2,765.5)

Cash flow from investing activities
Proceeds from sale of investments		365.3	-	-
Proceeds from sale of royalty interest		3,003.8	17,207.2	-
Proceeds from disposal of other investments	6	2,936.0	-	-
Other investments	6	(403.8)	(25,000.0)	-
Acquisition of royalty and stream interest		(60,516.4)	(251,665.0)	(28,150.0)

Cash (used in) provided by investing activities		(54,615.1)	(259,457.8)	(28,150.0)

Cash flow from financing activities
Repayment of notes payable		(10,867.8)	-	(332.2)
Funds provided by non-controlling interests		3,049.1	13,372.4	-
Net parent investment		57,179.0	247,858.2	31,796.0

Net cash provided by (used in) financing activities		49,360.3	261,230.6	31,463.8

Net change in cash and cash equivalents		4,163.5	1,324.6	548.3
Cash and cash equivalents at beginning of year		1,951.4	626.8	78.5
Cash and cash equivalents at end of year		$6,114.9	$1,951.4	$626.8

The accompanying notes form an integral part of these combined financial statements	Page | 6

Orion Portfolio
Combined Statement of Changes in Net Parent Investment

Net Parent
Investment
Balance as of January 1, 2014	$152,347.7
Net income (loss)	(17,356.4)
Net parent investment	31,796.0

Balance as of December 31, 2014	$166,787.3
Net income (loss)	(37,709.0)
Net parent investment	247,858.2

Balance as of December 31, 2015	$376,936.5
Net income (loss)	17,543.5
Net parent investment	57,179.0

Balance as of December 31, 2016	$451,659.0

The accompanying notes form an integral part of these combined financial statements	Page | 7

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

Note 1 - Basis of Presentation

The Orion Mine Finance (Master) Fund I LP (“Fund I”) is an investment limited partnership formed on April 18, 2011 pursuant to the Limited Partnership Act, 1883 and Exempted Partnerships Act, 1992 of Bermuda. Fund I commenced operations on March 30, 2012. Orion Mine Finance (Master) Fund I-A LP (“Fund I-A”) is an investment limited partnership formed on March 11, 2014 pursuant to the Limited Partnership Act, 1883 and Exempted Partnerships Act, 1992 of Bermuda. Fund I-A commenced operations on March 31, 2014. Fund I invests in a number of royalties and streams and other interests in the mining sector, and since March 31, 2014 has co-invested with Fund I-A on all new investments.

On June 4, 2017, pursuant to an Acquisition Agreement between Osisko Gold Royalties Ltd. (“Osisko”) and Fund I, Fund I-A and various controlled entities of the Funds (the “Funds”), Osisko agreed to purchase a portfolio of investments (the “Orion Portfolio” or the “Portfolio”) comprising 61 royalties, 7 precious metal offtakes and 6 streams owned by the Funds (“the Entity”).

These combined financial statements of the Entity represent the activities, assets and liabilities of the Orion Portfolio on a “carve-out” basis, rather than the representing the legal structure. For all periods presented in these combined financial statements, the economic activities related to the Orion Portfolio are combined as they were under common control. The combined financial statements of the Entity have been prepared for the purpose of presenting the financial position, results of operations and cash flows of the Orion Portfolio on a stand-alone basis.

Where appropriate, certain transactions and balances have been attributed to the Orion portfolio based on specific identification or allocation. This allocation has been completed based on the following general process:

•	Receivables and payables: unless balances could be specifically assigned, these are allocated across all investments according to the fair market value of the investments.
•	Cash or cash equivalent balances: unless they are in an account held by a controlled subsidiary that is subject to the Acquisition Agreement, these are not allocated to the Entity.
•	Management fee expenses and payables are allocated according to the respective cost of investments.
•	Other general and administrative expenses: unless they can be specifically assigned, these are allocated across all investments according to the fair market value of the investments.

The combined financial statements may not be indicative of the Entity’s future performance and they do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Entity operated as an independent entity and had it presented stand-alone financial statements during the periods presented.

Page | 8

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

Note 2 –Statement of Compliance and Initial Adoption of IFRS

These combined financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), International Accounting Standards (“IAS”s) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s) and the former Standing Interpretations Committee (“SIC”s). These are the Entity’s first annual combined financial statements prepared under IFRS and have been prepared in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS1”). The Entity’s date of transition to IFRS is January 1, 2014 (the “Transition Date”).

IFRS does not provide guidance for the preparation of carve-out financial statements, and accordingly in preparing the carve-out combined financial statements, certain accounting conventions commonly used for the preparation of historical financial statements have been applied. The carve-out combined financial statements have been prepared in accordance with the basis of preparation and accounting policies set out below.

Prior to the adoption of IFRS, Fund I and Fund I-A and most of its investee funds, were prepared in accordance with U.S. generally accepted accounting principles (“USGAAP”) which differs in some material respects from IFRS. The Transition Date balance sheet and the comparative amounts have been restated to reflect the accounting policies at December 31, 2016.

Certain optional exemptions and certain mandatory exceptions as applicable for first-time IFRS adopters have been applied in preparing the Financial Information of the Entity. Estimates made in preparing the Financial Information reflect the facts and circumstances which existed at the time such estimates were made.

The following optional exemptions of IFRS 1 have been applied in preparing the combined financial statements.

(i)

IFRS 1 permits cumulative translation gains and losses to be reset to zero upon transition to IFRS. Cumulative foreign currency translation gains are reset to zero in opening Net Parent’s Investment at the Transition Date.

(ii)	IFRS 1 permits an entity to use fair value in its opening IFRS statement of financial position as deemed cost an item of property, plant and equipment.

Since no financial statements of the Entity have previously been prepared, the Financial Information set out in this report do not include any IFRS first time adoption reconciliations.

These combined financial statements were approved for issuance by the Board of Directors on June 17, 2017.

The combined financial statements are presented in United States dollars with all tabular amounts rounded to the nearest thousand unless otherwise indicated.

Page | 9

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

Note 3 - Significant Accounting Policies

(a) Principles of combination

The combined financial statements comprise the carve-out financial statements of the Funds.

All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on combination. The Entity consolidates subsidiaries or investee funds where it has the ability to exercise control. Where the Entity’s interest is less than 100%, the Entity recognizes non-controlling interests. The Entity conducts a portion of its business through a joint operation. The Entity recognizes in the combined financial statements its share of the assets, liabilities, revenue and expenses of the joint operation.

The combined financial statements of the Entity include the following subsidiaries where the Entity’s interest is less than 100%.

Subsidiary	% Ownership	Consolidation
Orion Co-Investments I (Stream) LLC	57.0	Pro rata consolidated
Orion Co-Investments II (Stream) Limited	78.3	Consolidated
Orion Co-Investments III LP	87.8	Consolidated
Orion CO IV (SO) Limited	97.9	Consolidated

(b) Currency translation

(i) Functional and presentation currency

These combined financial statements are expressed in United States dollars, which is the functional currency of the Entity and its subsidiaries.

(ii) Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated statements of financial position are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

(c) Royalty and stream interests

Royalty and stream interests consist of acquired royalty interests and stream metal purchase agreements in producing, development and exploration stage properties. Royalty and stream interests are recorded at cost and capitalized as tangible assets with finite lives. The cost of the asset is determined with reference to the cost model under IAS 16 Property, Plant and Equipment and includes the purchase price, and any closing costs directly attributable to the acquisition of the assets. The purchase price of the asset is the aggregate cash amount as well as the fair value of any other non-cash consideration given to acquire the asset. In subsequent periods, the assets are measured at cost less accumulated depletion and accumulated impairment losses.

Page | 10

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

Producing royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the royalty and stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Royalty and stream interests in development stage and exploration stage properties are not amortized until production begins.

(d) Impairment of non-financial assets

Royalty and stream interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty and stream for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash-flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral properties that could affect the future recoverability of the Entity’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Entity may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; and (ii) dollar value per ounce or pound or carat of reserve/resource. Impairment losses are charged to the mineral interest. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

(e) Financial instruments

Financial assets and financial liabilities are recognized on the Entity’s statement of financial position when the Entity has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Entity has transferred substantially all risks and rewards of ownership. The Entity’s financial instruments consist of cash and cash equivalents, receivables, accounts payables, accrued liabilities, investments, including equity investments and term deposits. Financial instruments are recognized initially at fair value.

Page | 11

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as available-for-sale and measured at fair value.

(ii) Receivables

Receivables, other than those related to agreements with provisional pricing mechanisms, are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment.

Individual receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the consolidated statement of income and comprehensive income (loss).

(iii) Investments

Investments comprise equity interests in publicly-traded and privately-held entities, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss), except for impairment losses, which are recognized in net income in the consolidated statement of income and comprehensive income (loss). When an available-for-sale investment is sold or impaired, the accumulated gains or losses are reversed from accumulated other comprehensive income (loss) and included in other income (expense) or impairment of investments in the statement of income and comprehensive income (loss).

Where the Entity holds an investment in a privately-held entity for which there is no active market and for which there is no reliable estimate of fair value, the investment is carried at cost less any provision for impairment.

Translation differences on equity securities classified as available-for-sale, are included in other comprehensive income (loss).

Derivative investments, such as receivables related to agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value and changes in fair value are recognized as other income (expenses) in the statement of income and comprehensive income (loss).

Page | 12

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

Loans receivable are classified as loans and receivables because they have fixed or determinable payments and are not quoted in an active market. Loans are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income (loss).

(iv) Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as other financial liabilities at amortized cost using the effective interest method.

(v) Impairment of financial assets

The Entity assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Entity invested has had a negative effect on the estimated future cash-flows of that asset. For equity securities classified as available-for-sale, a significant or prolonged decline in fair value of the security below its cost is also evidence that the assets may be impaired. If such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, is removed from accumulated other comprehensive income (loss) and recognized as an impairment on investments in net income in the statement of income and other comprehensive income (loss). An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash-flows discounted at the original effective interest rate.

Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income in subsequent periods if the fair value of the financial assets increase and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. If the value of the previously impaired available-for-sale equity investment subsequently recovers, additional unrealized gains are recorded in other comprehensive income (loss) and the previously recorded impairment losses are not reversed.

(f) Revenue recognition

Revenue comprises revenues from the sale of commodities received under stream and offtake agreements and revenues earned directly from royalty agreements. For royalty and offtake agreements, revenue recognition occurs when the relevant commodity received from the operator is physically delivered and sold by the Entity to its third party customers. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty. In some instances, the Entity will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Page | 13

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

Gold and silver, including gold and silver received under stream agreements, is sold primarily in the spot market. The sales price is fixed at the delivery date based on the gold or silver spot prices. Generally, the Entity records the sales at the time of physical delivery, which is also the date that title to the gold or silver passes to the purchaser.

(g) Costs of sales

For stream agreements, the Entity purchases gold, silver or diamonds for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver or carat of diamonds when purchased. Under certain stream agreements, the Entity purchases gold and/or silver or carat of diamonds for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold, silver or carat of diamonds when purchased.

(h) Income taxes

The income taxes associated with the Entity’s combined financial statements have been calculated as if it had operated as a separate taxpayer. Therefore, the income tax expense for the period is the amount of tax payable or refundable based on the Entity’s hypothetical tax returns, and is presented as current tax expense.

Deferred income tax is determined using the expected manner of recovering the accounting carrying value of assets and is recorded using the assets and liabilities method, which compares the accounting and tax basis of the Entity’s assets and liabilities and deferred taxes are recognized with respect to the temporary differences between such basis.

No deferred taxes are recognized for the following temporary differences: the initial recognition of assets and liabilities in a transaction other than a business acquisition and that does not affect the accounting or tax result, and differences related to investments in subsidiaries and joint ventures to the extent it is probable that they will not be reversed in a foreseeable future.

Deferred taxes are calculated using rates that are expected to apply to temporary differences when they are reversed, based on enacted laws or which have been substantially enacted at the reporting date. Deferred taxes are calculated using rates that are expected to apply to temporary differences when they are reversed, based on enacted laws or which have been substantially enacted at the reporting date. The tax amounts recorded in the combined income statements are not necessarily representative of the tax amounts that may arise in the future.

Page | 14

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 Financial Instruments” (“IFRS 9”) which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration which clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. Earlier application is permitted

Management is currently assessing the impact of IFRS 9, IFRS 15, IFRS 16 and IFRIC 22 on the combined financial statements.

Page | 15

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

Note 4 - Significant Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Entity to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty and stream interests including royalties and streams comprise a large component of the Entity’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Entity’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty and stream interests. In respect of these interests, the public disclosures of reserves and resources that are released by the operators of these interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of the royalty and stream interests.

Impairment of Royalty and Stream Interests

Assessment of impairment of royalty and stream interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Entity’s royalty and stream interests. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. Changes in any of the assumptions and estimates used in determining the fair value of the royalty and stream interests, investments measured at cost, could impact the impairment analysis.

Page | 16

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

Note 5 - Cash and Cash Equivalents

As at December 31, 2016, 2015 and 2014, cash and cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

	December 31,	December 31,	December 31,
	2016	2015	2014
Cash	$1,729.2	$219.5	$75.1
Short-term investments	4,385.7	-	-
Term deposits	-	1,731.9	551.7
	$6,114.9	$1,951.4	$626.8

Note 6 – Other Assets and Investments

Other assets includes equity interests in public entities which the Entity acquired through the open market or through other transactions.

As at December 31, 2016, the market value of certain of these equity investments increased compared to their values at December 31, 2015 and the Entity recorded a net unrealized gain of $105,700 (2015 - loss of $207,500 and 2014 – loss of $344,700). During 2016, certain equity investments have been disposed of at a loss and as a result $552,200 was transferred from other comprehensive income to profit or loss.

In October 2015, the Entity issued a $25,000,000 loan to Rudnik SASA, the operating company for the Sasa lead, zinc and silver mine. The loan had a term of 2 ½ years with an interest rate of 3 month Libor + 1%. In September 2016, Lynx Europe, the parent company of Rudnik SASA, made of payment to the Entity of $3,145,900; $2,935,700 of which was applied to the $25,000,000 of principal and the remaining $210,000 was a payment of accrued interest. Immediately thereafter, the Entity converted the then outstanding principal of $22,064,000 into a silver stream.

Page | 17

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

Note 7 – Royalty and Stream Interests, Net

The following tables summarize the Entity’s royalty, stream and offtake interests carrying values as at December 31, 2016, 2015 and 2014, respectively:

		Accumulated	Accumulated
As at December 31, 2016	Cost	Depletion	Impairment	Carrying Value
Royalties	$185,915.0	$(6,945.8)	$(33,609.7)	$145,359.5
Streams	318,175.2	(5,419.5)	-	312,755.7
Offtakes	4,137.3	-	-	4,137.3
	$508,227.5	$(12,365.3)	$(33,609.7)	$462,252.5

		Accumulated	Accumulated
As at December 31, 2015	Cost	Depletion	Impairment	Carrying Value
Royalties	$183,331.9	$(4,107.5)	$(25,486.3)	$153,738.1
Streams	240,195.0	(1,155.6)	(22,147.9)	216,891.5
Offtakes	4,137.3	-	-	4,137.3
	$427,664.2	$(5,263.1)	$(47,634.2)	$374,766.9

		Accumulated	Accumulated
As at December 31, 2014	Cost	Depletion	Impairment	Carrying Value
Royalties	$187,377.8	$(1,415.0)	$(12,064.2)	$173,898.6
Streams	-	-	-	-
Offtakes	4,137.3	-	-	4,137.3
	$191,515.1	$(1,415.0)	$(12,064.2)	$178,035.9

	Royalties	Streams	Offtakes	Total
January 1, 2014	$159,177.5	$-	$4,137.3	$163,314.8
Acquisitions	28,150.0	-	-	28,150.0
Disposals	(150.0)	-	-	(150.0)
Depletions	(1,282.2)	-	-	(1,282.2)
Impairments	(11, 996.7)	-	-	(11,996.7)
December 31, 2014	$173,898.6	$-	$4,137.3	$178,035.9
Acquisitions	2,350.0	249,315.0	-	251,665.0
Disposals	(6,363.3)	(9,120.0)	-	(15,483.3)
Depletion	(2,692.5)	(1,155.6)	-	(3,848.1)
Impairments	(13,454.7)	(22,147.9)	-	(35,602.6)
December 31, 2015	$153,738.1	$216,891.5	$4,137.3	$374,766.9
Acquisitions	4,600.0	77,980.4	-	82,580.4
Disposals	(2,994.3)	(0.2)	-	(2,994.5)
Depletion	(2,838.4)	(4,263.9)	-	(7,102.3)
Impairments	(7,145.9)	22,147.9	-	15,002.0
December 31, 2016	$145,359.5	$312,755.7	$4,137.3	$462,252.5

Page | 18

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

(a) Royalties, Streams and Offtakes

Significant additions 2014

In March 2014, the Entity acquired a 3.0% net smelter return royalty from Claude Resources, Inc. on the Seabee gold project for $12.0 million.

In May 2014, the Entity advanced the remaining $14 million for the Pan royalty, as the mine operator met “conditions precedent”.

In July 2014, the Entity and its Co-Investors entered into a $200.0 million diamond streaming agreement with Stornoway Diamond Corp. to purchase 16% of the project’s output from the Renard 2, 3, 4, 9, and 65 kimberlites, and to the first 30 million carats produced from any ore bodies forming part of Renard, including the above-mentioned kimberlites, at a price of $50 per carat plus a 3% reimbursement of marketing expenses. This amount was payable in tranches in 2014 and 2015.

In December 2014, the Entity acquired a 0.75% NSR royalty from Kiska Metals Corporation on the Whistler gold project in Alaska for $1.85 million. The Entity initially acquired a 2.0% NSR Royalty from Kennecott Exploration on the Kiska Metals’ Whistler gold project in December 2012. Pursuant to the $1.85M royalty transaction, Kiska agreed to expand the existing 2.0% NSR Royalty to a 2.75% NSR Royalty.

Significant additions 2015

In March 2015, the Entity entered into a $17.23 million silver streaming agreement with Aquila Resources Inc. to purchase 75% of the Aquila’s output from the Back Forty mine project at a price of $4 per ounce. The amount is payable based on Aquila achieving certain milestones. As at December 31, 2016, the Entity is committed to the remainder of the purchase price amounting to $1,615,000.

In September 2015, the Entity entered into a $150.0 million gold stream agreement including BTO Midas LP (the Entity’s share was 50%) with Pretium Resources Inc. (“Pretium”) in relation to the Brucejack project.

Also in September, the Entity signed a gold offtake agreement to purchase 100% of the Brucejack project’s output with a backpricing option, which allows the Entity to pay the lowest price for the gold based on a “look back” option for a specified period of time pursuant to the offtake agreement.

In September 2015, the Entity entered into a silver stream agreement with Anglo American Norte (“Norte”) a subsidiary of Mantos Copper (Bermuda) Limited for $82.5 million to pay 25% of prevailing prices for the silver output from its Mantos Blancos mine.

In November 2015, the Entity entered into a (i) $37.5 million stream agreement, and (ii) a gold offtake agreement to purchase 100% of the gold output (up to 2.1 million ounces), deliverable under the stream agreement, with a backpricing option from Lydian International Ltd., as part of a larger financing transaction in conjunction with Resource Capital Funds (“RCF”). This amount was payable in 2015 and 2016.

Page | 19

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

Significant disposals 2015:

In March 2015, Chalice Gold, the operator of the Cameron Lake 3% NSR royalty, exercised its option to repurchase 2% thereof for CAD$2.0 million, resulting in a realized loss of $1.84 million. Accordingly, the Entity’s remaining positon is a 1% NSR royalty.

In April 2015, the Entity and its Co-Investors disposed of 25% of its interest in the Renard diamond stream to BTO Shine LP for $15.5 million resulting in a realized gain of $6.4 million. Accordingly, the Entity’s effective percentage share of the Renard stream was reduced from 9.12% to 6.84% ..

Significant additions 2016:

In January 2016, the Entity acquired a 3% NSR royalty from Rassini, S.A.B. de C.V. on the Cerro del Gallo project operated by Primero for USD $5,336,000.

In September 2016, the Entity and Rudnik SASA, the operator of the Sasa polymetallic mine in Macedonia, converted the then outstanding loan principal of $22.1 million (Note 6) into a silver stream agreement. The agreement was for 100% of the mine’s silver output for a 40 year period (the “Initial Term”), which term shall be automatically extended beyond the Initial Term for successive 10-year periods. The silver is purchased at a fixed price of $4 an ounce and is subject to price escalations of 3% or CPI per ounce, whichever is higher, after 2016.

(b) Provision for buyback and reduction election

Pursuant to the terms of acquisition of various royalties and streams, the royalty grantor or stream seller retains the right to buy back the royalty or to elect for a reduction in the stream payable amounts for a cash payment. Agreements containing such terms include the following:

(i) Ambler royalty –

The royalty grantor has the right to buy back the royalty at any time for a cash payment of $10,000,000. The carrying value of this royalty at December 31, 2016 is $6.2 million.

(ii) Amulsar gold and silver stream -

The stream seller may elect to reduce the amount of refined gold and refined silver to be delivered and sold by the seller under the agreement by 50% on either the second or the third anniversary of the commercial production date, by making a cash payment of $50,000,000 on the date of such second anniversary or $55,000,000 on the date of such third anniversary. The carrying value of this stream at December 31, 2016 is $37.5 million.

Page | 20

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

(iii) Mantos silver stream -

Provided that not less than 1,990,000 ounces of refined silver have been delivered by the seller, the seller may elect to make a cash payment of $70,000,000 to reduce the amount of refined silver under the agreement by 50% of the amount on only one of the third, fourth or fifth anniversary of the Closing Date of September 11, 2015. The carrying value of this stream at December 31, 2016 is $77.8 million

(iv) Brucejack gold and silver stream -

The Entity has a 50% interest in the Brucejack stream, with a carrying amount of $75,000,000 at December 31, 2016. On December 31, 2018, the Seller has the right to pay each of the purchasers its share of $150,000,000 (Entity: $75,000,000) under the agreement to reduce the eligible metal percentage to 3% from 8% from the delivery start date of January 1, 2019, or to acquire each purchaser’s interest in the stream on payment of its share of $237,000,000 (Entity: $118,500,000). If the Seller does not exercise the option on December 31, 2018, it has the right to pay each of the purchaser its share of $150,000,000 (Entity: $75,000,000) to reduce the eligible metal percentage to 4% from 8% from the delivery start date of January 1, 2010, or to acquire each purchaser’s interest in the stream on payment of its share of $272,000,000 (Entity: $136,000,000).

(c) Impairments of Royalties and Streams

Impairments in the carrying value of each individual royalty or stream interest are measured and recorded to the extent that the carrying value of each royalty or stream interest exceeds its estimated recoverable amount, which is generally calculated using an estimate of future discounted cash flows. As part of the Entity’s regular asset impairment analysis, which included the presence of impairment indicators, the Entity recorded impairment charges and reversals for the years ended December 31, 2016, 2015 and 2014, as summarized in the following table:

Impairments/(reversal of	Years ending December 31,
impairments)	2016	2015	2014
Amulsar gold and silver stream	$(3,550.4)	$3,550.4	$-
Corcoesto royalty	-	-	4,000.0
Mantos silver stream	(16,118.7)	16,118.7	-
Oracle Ridge royalty	-	2,743.5	5,051.6
Pan royalty	1,660.2	9,495.5	-
Renard diamond stream	(2,102.4)	2,102.4	-
Spring Valley royalty	2,061.1	(284.7)	358.6
Unicorn royalty	247.8	2,620.9	-
Others	2,800.4	(744.1)	2,586.5
	$(15,002.0)	$35,602.6	$11,996.7

Page | 21

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

Key assumptions and sensitivity

During 2014, Oracle Mining Corp. (“OMN”), the operator of the Oracle Ridge royalty, indicated they were experiencing financial difficulties. During the fourth quarter of 2014, OMN closed a secured convertible loan facility for $6.7 million with Vincere Resource Holdings LLC, a private entity firm specializing in investing in late-stage mining projects. Due to a lack of focus on development of the project, while OMN had been dealing with its financial issues, the Entity took an impairment charge in 2014. In September, 2015, OMN announced that it was in default of certain milestone covenants pursuant to the loan facility with Vincere. In December 2015, OMN announced it was undergoing a receivership process, analogous to a bankruptcy case, that the receiver will maintain the status quo at the mine while the receiver markets the mine to potential buyers and negotiates terms with a bidder. In the same month, the Canadian regulatory body halted trading of the common shares of the OMN on the TSX Venture Exchange. Therefore, all the remaining investment in OMN has been written off to $0.

During 2014, Dart Ming NL (“DTM”), the operator of the Unicorn royalty, announced the delay of the pre-feasibility study and environmental approvals on the Unicorn mine project. In mid-2015, DTM delayed further drilling until completion of a Project Study. The Study also indicated a very low strip ratio and higher grades. Later in the year, DTM re-evaluated its mining plan to the fall in molybdenum and copper prices. Accordingly, in November, 2015, DTM announced they put the Unicorn mine on hold due to the price drop of molybdenum. Accordingly, the Entity took an impairment charge during 2015. Additional impairment charges were taken in 2016.

In 2014, the Galician (Spain) provincial government indicated to Edgewater Exploration Limited (“Edgewater”), the operator of the Corcoesto royalty, that they would not allow the Corcoesto mine project to be permitted. In addition in late 2014, the Galician provincial government passed a law that any mining concession not in the permitting process will revert to the provincial government. As a result of the above, Edgewater was not allowed to enter the permitting process. Consequently, the Entity assigned a $0 value to the royalty at December 31, 2014.

In 2014, Barrick Gold Corp., the operator, in conjunction with Midway Gold Corp, the mine owner of the Spring Valley royalty, delayed its status and time required for permitting and mine construction for the Spring Valley project. Accordingly the Entity pushed back the assumed first production for the mine project 4 years (to Q1 2020). Accordingly, the Entity took an impairment charge in 2014. During 2015, Midway filed for chapter 11 bankruptcy protection, and with Barrick, sold the Spring Valley operations to Waterton. Based on the bankruptcy of Midway, the sale of Spring Valley to Waterton and extended delays in advancing the project, the Entity adjusted its impairment charges for both 2015 and 2016.

In June, 2015, Midway Gold, the operator of the Pan royalty, issued a revised NI 43-101 Technical report 2015 feasibility study for the Pan gold project with the production estimates significantly reduced from the earlier filed report. In addition, Midway announced that it would file for chapter 11 bankruptcy protection due to challenges at the Pan project. As a result of the halt of mining due to the bankruptcy process and the revised 43-101 report, the Entity took an impairment charge in 2015. And due to lack of advancement in the Pan project emerging from its bankruptcy proceedings, the Entity took an additional impairment charge in 2016.

Page | 22

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

In the normal course of evaluating stream investments for possible impairment charges, the Entity models the projected cash flow generated from future production and prepares a net present value (“NPV”). A number of factors are used in this NPV analysis, including but not limited to (i) future prices of the underlying commodity, (ii) assumed discount rates, (iii) finance risk, (iv) country risk, (v) permitting and start up risk, and (vi) other risks. During 2015, the Amulsar gold and silver stream, the Mantos silver stream and the Renard diamond stream each incurred an impairment charge based on calculated NPVs below costs. All the factors which attributed to such a charge during 2015 reversed during 2016, which resulted in the impairments being reversed in 2016.

The FVLCD was determined by calculating the net present value (“NPV”) of the estimated future cash flows expected to be generated by the production of the appropriate metals or diamonds. The estimates of future cash flows were derived from financial models developed by management using expected cash flows and performance based on publicly released technical information to predict future performance. Based on observable market or publicly available data, the Entity’s management made assumptions of future commodity prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts and independent reserve evaluators, where appropriate. The Entity’s management will also make estimates of the expected level of production and period over which production will be generated. The future cash-flows, taking into consideration also the length of the quotational period if applicable, were discounted using an after-tax discount rate which reflects specific market risk factors associated with the associated metals or diamonds.

Note 8 - Fair Value Measurements

The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions. For some assets and liabilities, observable market transactions or market information might be available.

For other assets and liabilities, observable market transactions and market information might not be available. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

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Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

The following table presents the Entity’s fair value hierarchy for those investments carried at fair value as of December 31, 2016, 2015 and 2014.

As at December 31, 2016		Other	Significant
		significant	unobservable
	Quoted prices	observable	inputs	Aggregate
	(Level 1)	inputs (Level 2)	(Level 3)	Fair Value
Short-term investments	$4,385.7	$-	$-	$4,385.7
Available-for-sale equity investments	502.2	-	-	502.2
	$4,887.9	$-	$-	$4,887.9

As at December 31, 2015			Other		Significant
			significant		unobservable
	Quoted prices		observable		inputs	Aggregate Fair
	(Level 1)		inputs (Level 2)		(Level 3)	Value
Short-term investments	$1,731.9		$-		$-	$1,731.9
Available-for-sale equity investments	132.6					132.6
	$1,864.5	$		$		$1,864.5

As at December 31, 2014		Other	Significant
	Quoted prices	significant	unobservable
	(Level 1)	observable	inputs	Aggregate Fair
		inputs (Level 2)	(Level 3)	Value
Short-term investments	$551.7	$-	$-	$551.7
Available-for-sale equity investments	340.2	-	-	340.2
	$891.9	$-	$-	$891.9

Fair Values of Financial Assets and Liabilities

The fair value of the Entity’s remaining financial assets and liabilities which include cash and cash equivalents, receivables, loans receivables, accounts payable and accrued liabilities, and debt approximate their carrying values due to their short-term nature, and/or floating interest rate on the debt. The fair values of these financial assets and liabilities would be classified as Level 2 within the fair value hierarchy. The Entity has not offset financial assets with financial liabilities.

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Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

The valuation techniques that are used to measure fair value are as follows:

(a) Short-term investments

The fair value of interest bearing cash deposits and treasury bills is classified within Level 1 of the fair value hierarchy.

(b) Receivables

The fair value of receivables arising from metal sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

(c) Investments

The fair value of publicly-traded investments, including available-for-sale equity investments and warrants, is determined based on a market approach reflecting the closing price of each particular security at the statement of financial position date. The closing prices are a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Note 9 - Financial Risk Management

The Entity’s financial instruments are comprised of financial assets and liabilities. The Entity’s principal financial liabilities comprise accounts payable, accrued liabilities and debt. The Entity’s principal financial assets are cash and cash equivalents, short-term investments, receivables and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions

The Entity is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties. These activities expose the Entity to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Entity’s executive management oversees the management of financial risks. The Entity’s executive management ensures that its financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Entity’s policies and risk appetite.

The Entity’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

Page | 25

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

(a) Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Entity’s financial instruments. The Entity is exposed to the following market risks:

Commodity Price Risk

The Entity’s royalties and streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver and other metals or diamonds are the primary drivers of the Entity’s profitability and ability to generate free cash flow. Substantially all of the Entity’s future revenue is unhedged in order to provide stakeholders with maximum exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Entity and its subsidiaries is the U.S. dollar. As most of the Entity’s assets and liabilities are in the U.S. dollar, the risk of which the Entity is exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in other currencies are immaterial.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash-flows associated with the instrument will fluctuate due to changes in market interest rates. Currently, the Entity’s interest rate exposure arises mainly from the interest receipts on cash, cash equivalents and short-term investments ($6,114,900 as at December 31, 2016).

Interest rate changes do not materially affect the Entity’s financial assets and liabilities.

(b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, short-term investments, receivables and loans receivables. The Entity closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk.

As at December 31, 2016, the Entity is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

(c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Entity, through the Funds, manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to undrawn credit facilities. The Funds have in place a planning and budgeting process to help determine the funds required to support the Funds’ normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash-flows, including acquisition activities.

Page | 26

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

As at December 31, 2016, the Entity held $6,114,900 in cash and cash equivalents, or highly-liquid investments (December 31, 2015 - $1,951,400, December 31, 2014 - $626,800). All of the Entity’s financial liabilities are due within one year. The Entity’s near-term cash requirements include corporate administration costs, certain costs of sales, including the ore purchase commitments described in Note 16 and income taxes directly related to the recognition of royalty and stream interest revenues. In addition, the Entity is committed to fund purchases under its precious metals stream agreements as described in Note 16.

(d) Capital Risk Management

The Entity’s primary objective when managing capital is to provide a sustainable return to investors through managing and growing the Funds’ resource asset portfolio while ensuring capital protection. The Entity defines capital as its cash, cash equivalents, short-term investments and long-term investments which is managed by the Funds’ management, subject to approved policies and limits by the Board of Directors of the Funds.

There were no changes in the Funds’ approach to capital management during the year ended December 31, 2016 compared to the prior years. The Funds are not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with its limited partners.

Note 10 - Revenue

Revenue is comprised of the following:

	Years ended December 31,
	2016	2015	2014
Royalties	$5,606.5	$5,107.5	$2,806.4
Gold sales	10,789.9	2,282.4	432.4
Silver sales	22,795.0	15,991.0	4,290.0
Diamond sales	503.5	-	-
Total	$39,694.9	$23,380.9	$7,528.8

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Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

Note 11 - Costs of Sales

Cost of sales is comprised of the following:

	Years ending December 31
	2016	2015	2014
Cost of gold sales	$10,506.8	$2,240.3	$421.3
Cost of silver sales	11,734.0	15,459.5	4,095.2
Cost of diamond sales	133.0	-	-
Total	$22,373.8	$17,699.8	$4,516.5

Note 12 - Related Party Disclosures

The Entity has amounts due to/from related parties in the normal course of business. At December 31, 2016, $181,800 (2015: $222,200 and 2014: $20,000) was due to related parties, while $18,100 (2015: $nil and 2014: $nil) was due from related parties. Amounts are non-interest bearing and are payable on demand.

On November 25, 2013, Orion Royalty Company, LLC (“ORC”), a controlled entity of Fund I, issued a promissory note of US$5,600,000 to RK Mine Finance Trust. The note bears interest at 3-month US$ LIBOR (Reuters) subject to a 2% minimum, plus 8% and matures on or before December 31, 2016. An identical promissory note was issued to Orion MF Investment Holding Company 1 (Cayman) Limited, another controlled entity of Fund I. Both notes were redeemed by ORC on December 16, 2016.

Note 13 - Income Taxes

Current income tax represents the amounts payable historically that were in respect of the Entity.

No deferred tax liabilities have been recorded in the financial statements principally as a result of the application of the Initial Recognition Exemption and the offsetting of deferred tax assets and deferred tax liabilities levied by the same taxation authority where the Entity has the legal right and intent to offset.

Page | 28

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

Note 14 – Other Gains and Losses

Other gains and losses include:

	Years ending December 31,
	2016	2015	2014
Gains on disposals of royalty interests	$59.3	$2,374.3	$-
Royalty interests and other
investments written off	(50.0)	(650.0)	(150.0)
Loss on disposal of asset available for
sale investment	(299.0)	-	-
Others	(51.4)	(0.8)	-
Total	$(341.1)	$1,723.5	$(150.0)

Note 15 – Interests of Non-Controlling Interests

In 2015, the Entity and other co-investors set up the following entities which provided funds to acquire interests in certain streams and offtakes. The following table shows the share of the non-controlling interests in the investments, as well as their share of the revenue and costs directly related to the investments.

As at December 31, 2016		Non-
		controlling
Subsidiary	Jurisdiction	interest
Orion Co-Investments II (Stream) Limited	Bermuda	21.7%
Orion Co-Investments III LP	Bermuda	12.2%
Orion Co IV (SO) Limited	Bermuda	2.1%

Material amounts directly attributable to the investments for 2016:

Subsidiary	Assets	Revenue	Cost
Orion Co-Investments II (Stream) Limited	16,250.0	-	-
Orion Co-Investments III LP	2,623.2	186.2	116.4
Orion Co IV (SO) Limited	787.5	16.0	74.6
Material amounts directly attributable to the investments for 2015:

Subsidiary	Assets	Revenue	Cost
Orion Co-Investments II (Stream) Limited	16,250.0	-	-
Orion Co-Investments III (Stream) Limited	-	-	-
Orion Co IV (SO) Limited	253.6	-	74.6

Page | 29

Orion Portfolio
Notes to Combined Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Tabular amounts in thousands of US dollars)

Note 16 – Commitments and Obligations

Metal purchase commitments. The following table summarizes the Entity’s commitments to pay for gold, silver and diamonds to which it has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable Payable Production to			Per Ounce/Carat Cash Payment
		be Purchased					Term of	Date of
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	Agreement	Contract
Amulsar[1]	142,454	694,000		$400	$4		40 years	Nov 25, 2015
Back Forty		75%			$4		LOM	Mar 31, 2015
Brucejack[2]	100%	100%		$400	$4		Dec 31, 2019	Sept 21, 2015
Mantos		100%			25% spot		Dec 31, 2029	Sept 11, 2015
Renard[3]			6.84%			$50	40 years	Jul 8, 2014
SASA[4]		100%			$5		40 years	Nov3, 2015

1.

6.75% of gold and 100% of silver production up to the production maximum. Also subject to multiple buyback options: 50% for $50 million and $55 million on 2nd and 3rd anniversary of production start date, respectively, which is currently expected to be July 1, 2018. 1% inflation price escalation after 2nd anniversary.

2.

Subject to multiple buyback options: 12/31/2018 pursuant to a 15% internal rate of return to the Entity or 12/31/2019 for $75 million + 3% ongoing stream. If buyback not exercised by 12/31/2019, $20 million make- whole payment + 8% ongoing stream.

3.	The Entity holds a Stream agreement, which gives it the right to 6.84% of diamond production. The term shall be automatically extended beyond the initial term for successive 10-year periods.

4.	Term shall be automatically extended beyond initial term for successive 10-year periods. 3% or CPI per ounce price escalation after 2016.

Page | 30

Management's Discussion and Analysis
For the year ended December 31, 2016

The following management discussion and analysis (“MD&A”) relates to the audited combined financial statements and related notes as at and for the years ended December 31, 2016, 2015 and 2014 (the “Combined Financial Statements”) of a portfolio of royalty, stream and offtake investments (the “Entity”) owned and/or controlled by Orion Mine Finance (Master) Fund I LP (“Fund I”) and Orion Mine Finance (Master) Fund I-A LP (“Fund I-A ”) (collectively, the “Funds”), and should be read with the Combined Financial Statements. The information included in this MD&A is as of June 16, 2017, the date of the Combined Financial Statements. All monetary amounts included in this MD&A are expressed in U.S. dollars, the Entity’s reporting currency, unless otherwise noted.

Description of the Business

Orion Mine Finance (Master) Fund I LP (“Fund I”) is an exempted partnership and a limited partnership formed on April 18, 2011 pursuant to the laws of Bermuda. Fund I commenced operations on March 30, 2012. Orion Mine Finance (Master) Fund I-A LP (“Fund I-A”) is an exempted partnership and a limited partnership formed on March 11, 2014 pursuant to the laws of Bermuda. Fund I-A commenced operations on March 31, 2014. Fund I invests in a number of royalties and streams and other interests in the mining sector, and since March 31, 2014 has co-invested with Fund I-A on all new investments. The Entity constitutes a portfolio of royalties, streams and offtakes owned and/or controlled by the Funds.

On June 4, 2017, pursuant to an Acquisition Agreement among Osisko Gold Royalties Ltd. (“Osisko”), Fund I, Fund I-A, Orion Co-Investments I (Stream) LLC, Orion Co-Investments II LP, Orion Co-Investments IV LP, 8248567 Canada Limited and Lynx Metals Limited, Osisko agreed to purchase a portfolio of investments comprising 61 royalties, 7 precious metal offtakes and 6 streams owned, directly or indirectly, or controlled by Fund I and Fund I-A (the “Portfolio”).

The Entity’s audited combined financial statements and related notes for the years ended December 31, 2016, 2015 and 2014 (the “Combined Financial Statements”) represent the activities, assets and liabilities of the Portfolio on a “carve-out” basis, rather than the representing the legal structure. For all periods presented in the Combined Financial Statements, the economic activities related to the Portfolio are combined as they were under common control. The Combined Financial Statements of the Entity have been prepared for the purpose of presenting the financial position, results of operations and cash flows of the Portfolio on a stand-alone basis.

Basis of Presentation of Combined Financial Statements

The Combined Financial Statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, International Accounting Standards and interpretations issued by the IFRS Interpretations Committee and the former Standing Interpretations Committee. IFRS does not provide guidance for the preparation of carve-out financial statements, and accordingly in preparing the carve-out combined financial statements, certain accounting conventions commonly used for the preparation of historical financial statements have been applied. The Combined Financial Statements represent the activities, assets and liabilities of the Portfolio on a “carve-out” basis, rather than the representing the legal structure. For all periods presented in these combined financial statements, the economic activities related to the Portfolio are combined as if they were under common control, regardless of legal structures. These are the Entity’s first annual combined financial statements prepared under IFRS and have been prepared in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards.

Portfolio of Royalty and Stream Interests, Net

The following tables summarize the Entity’s royalty, stream and offtake interests’ carrying values as at December 31, 2016:

		Accumulated	Accumulated
As at December 31, 2016	Cost	Depletion	Impairment	Carrying Value
Royalties	$185,915.0	$(6,945.8)	$(33,609.7)	$145,359.5
Streams	318,175.2	(5,419.5)	-	312,755.7
Offtakes	4,137.3	-	-	4,137.3
	$508,227.5	$(12,365.3)	$(33,609.7)	$462,252.5

Orion Portfolio	Management’s Discussion and Analysis
December 31, 2016

	Royalties	Streams	Offtakes	Total
January 1, 2016	$153,738.1	$216,891.5	$4,137.3	$374,766.9
Acquisitions	4,600.0	77,980.4	-	82,580.4
Disposals	(2,994.3)	(0.2)	-	(2,994.5)
Depletion	(2,838.4)	(4,263.9)	-	(7,102.3)
Impairments	(7,145.9)	22,147.9	-	15,002.0
December 31, 2016	$145,359.5	$312,755.7	$4,137.3	$462,252.5

Summary of Significant Royalty and Stream Interests

Asset	Operator	Country	Commodity	Investment Type	Stage
Ambler	Trilogy	USA	Cu, Pb, Zn	1% NSR Royalty	Exploration
Amulsar	Lydian International	Armenia	Au	Stream & Offtake	Construction
Back Forty	Aquila Resources	USA	Ag	Stream	Pre-feasibility
Bald Mtn. Alligator Ridge	Kinross	USA	Au	1% NSR Royalty	Production
Bald Mtn. Duke/ Trapper	Kinross	USA	Au	4% NSR Royalty	Production
Brauna	Lipari	Brazil	Dia	1% GRR Royalty	Production
Brucejack	Pretium Resources	Canada	Au	Stream & Offtake	Construction
Cameron Lake	First Mining	Canada	Au	1% NSR Royalty	Exploration
Casino	Western Copper & Gold	Canada	Au, Ag, Cu	1.25% NSR Royalty	Exploration
Cerro Del Gallo	Primero Mining	Mexico	Au, Ag	3% NSR Royalty	Exploration
Dolphin (King Island)	King Island Scheelite	Australia	Tu	1.5% GRR Royalty	Exploration
Gold Rock	GRP Minerals	USA	Au	4% NSR Royalty	Exploration
Gurupi	Avanco	Brazil	Au	0.75% NSR Royalty	Exploration
Kwale	Base Resources	Kenya	Il, Ru, Zi	1.5% GRR Royalty	Production
Mantos Blancos & Mantoverde	Mantos Copper Holdings	Chile	Ag	Stream	Production
Matilda	Blackham Resources	Australia	Au	Offtake	Production
Nimbus	MacPhersons Resources	Australia	Au, Ag	Offtake	Exploration
Northern Dancer	Largo	Canada	Au, Ag, Cu	1% NSR Royalty	Exploration
Pan	GRP Minerals	USA	Au	4% NSR Royalty	Production
Parral	GoGold Resources	Mexico	Au	Offtake	Production
Renard	Stornoway Diamonds	Canada	Dia	Stream	Production
San Ramon	Red Eagle Mining Corp.	Colombia	Au	Offtake	Production
Sao Jorge	GoldMining	Brazil	Au	1.25% NSR Royalty	Exploration
Sasa	Lynx mining	Macedonia	Ag	Stream	Production
Seabee	Silver Standard	Canada	Au	3% NSR Royalty	Production
Spring Valley	Waterton	USA	Au	0.5% NSR Royalty	Exploration
Unicorn	DART Mining	Australia	Mo, Cu, Ag	2% NSR Royalty	Exploration
Whistler	GoldMining	USA	Au, Ag	2.75% NSR Royalty	Exploration
Yenipazar	Aldridge Minerals Inc.	Turkey	Au	Offtake	Exploration

2

Orion Portfolio	Management’s Discussion and Analysis
December 31, 2016

Selected Financial Information(1)

(in thousands of US dollars)

	For the Years Ended December 31,
	2016	2015	2014
	$	$	$
Revenues	40,541.2	24,071.1	8,081.5
Operating income (loss)	18,946.5	(36,036.2)	(15,955.9)
Net income (loss)	17,620.5	(37,625.0)	(17,356.4)

Total assets	469,125.6	403,784.8	179,144.6
Total notes payable	-	10,867.8	10,867.8
Operating cash flows	9,418.3	(448.2)	(2,765.5)

(1)	Unless otherwise noted, financial information is in U.S. dollars and prepared in accordance with IFRS.

Overview of Financial Results

Financial Summary – 2016

•	Revenues of $40.5 million compared to $24.1 million in 2015;
•	Operating income of $18.9 million compared to operating loss of $36.0 million in 2015;
•	Net income of $17.6 million compared to net loss of $37.6 million for 2015;
•	Net cash flows provided by operating activities of $9.4 million compared to net cash used in operating activities of $0.5 million in 2015.

Revenues increased in 2016 by $16.4 million primarily due to the commencement of deliveries under the Mantos Blanco silver stream, which contributed $12.5 million, as well as the commencement of deliveries under the Sasa stream and commencement of the Matilda offtake, which accounted for an increase of $3.3 million and $1.6 million respectively. Royalty income increased approximately $0.5 million in total.

In 2016, operating income amounted to $18.9 million compared to a loss of $36.0 million in 2015. The increase of $54.9 million in net operating income in 2016 is mainly attributable to the reversal of previously impaired royalty and stream interests ($16.1 million for the Mantos silver stream; $3.6 million for the Amulsar stream; and $2.1 million on the Renard stream) as well as the higher revenues generated from the sale of gold, silver and diamonds ($15.8 million), and lower general and administrative expenses, partially offset by a $4.7 million increase in the cost of sales, and an increase in depletion expense of royalty and stream interests ($5.6 million).

The increase in net income of $55.2 million in 2016 as compared to 2015 is mainly the result of an increase of $55.0 million in operating income as explained above.

Net cash flows provided by operating activities increased $9.4 million in 2016 as a result of higher revenues and operating income when compared to 2015.

3

Orion Portfolio	Management’s Discussion and Analysis
December 31, 2016

Combined Statements of Income

The following table presents summarized combined statements of income for the years ended December 31, 2016 and 2015 (in thousands of dollars):

	2016	2015
	$	$

Revenues	40,541.2	24,071.1

Expenses
Purchased cost of gold, silver & diamonds	22,373.8	17,699.8
Depletion of royalty and stream interests	8,257.9	2,692.5
Impairment/(reversal) of royalty and stream interests	(15,002.0)	35,602.6
General and administrative	5,451.1	5,637.8
Other expenses	172.8	198.1
Other (gains) / losses	341.1	(1,723.5)

Operating income	18,946.5	(36,036.2)

Other income/(expense), net	(943.9)	(1,192.3)

Income before income taxes	18,002.6	(37,228.5)

Income tax expense	382.1	396.5

Net income/(loss)	17,620.5	(37,625.0)

Liquidity and Capital Resources

As at December 31, 2016, the Entity’s cash and cash equivalents amounted to $6.1 million compared to $2.0 million as at December 31, 2015.

The Entity’s near-term cash requirements are limited to (i) general and administrative expenses, and (ii) the costs associated with the sale of assets to Osisko, including outside legal, audit, banking and other professional fees.

Cash Flows

Operating Activities

Cash flows provided by operating activities in 2016 amounted to $9.4 million, compared to use of cash in operating activities of $0.5 million in 2015.

The increase in 2016 compared to 2015 is mainly due to higher revenues from the sale of gold, silver and diamonds pursuant to stream and offtake agreements, as well as a slight increase in royalties earned compared to the previous year.

Investing Activities

Cash flows used by investing activities were $54.6 million in 2016, compared to cash used for investing activities in 2015 of $259.5 million. The decrease $204.9 million was mainly attributable to the reduced acquisitions as Fund I and Fund I-A reached the end of their investing period, which ended on December 13, 2016.

4

Orion Portfolio	Management’s Discussion and Analysis
December 31, 2016

Financing Activities

The cash inflows provided by financing activities during 2016 and 2015 were $49.4 million and $261.2 million respectively, and are primarily attributable to Fund I and Fund I-A providing the necessary investment capital to acquire the assets held in the Portfolio.

Related Party Transactions

The Portfolio has amounts due to/from related parties in the normal course of business. At December 31, 2016, $181,800 (2015: $222,200) was due to related parties, while $18,100 (2015: $nil) was due from related parties. Amounts are non-interest bearing and are payable on demand.

On November 25, 2013, Orion Royalty Company, LLC (“ORC”), a controlled entity of Fund I, issued a promissory note of US$5,600,000 to RK Mine Finance Trust a third party. The note bears interest at 3-month US$ LIBOR (Reuters) subject to a 2% minimum, plus 8% and matures on or before December 31, 2016. An identical promissory note was issued to Orion MF Investment Holding Company 1 (Cayman) Limited, another controlled entity of Fund I. Both notes were redeemed by ORC on December 16, 2016.

Contractual Obligations and Commitments

The following table summarizes commitments to pay for gold, silver and diamonds to which Portfolio entities have the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable Payable Production to			Per Ounce/Carat Cash Payment
	be Purchased						Term of	Date of
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	Agreement	Contract
Amulsar[1]	142,454	694,000		$400	$4		40 years	Nov 25, 2015
Back Forty		75%			$4		LOM	Mar 31, 2015
Brucejack[2]	100%	100%		$400	$4		Dec 31, 2019	Sept 21, 2015
Mantos[3]		100%			25% spot		Dec 31, 2029	Sept 11, 2015
Renard[4]			6.84%			$50	40 years	Jul 8, 2014
SASA[5]		100%			$5		40 years	Nov 3, 2015

1.

6.75% of gold and 100% of silver production up to the production maximum. Also subject to multiple buyback options: 50% for $50 million and $55 million on 2nd and 3rd anniversary of production start date, respectively, which is currently expected to be July 1, 2018. 1% inflation price escalation after 2nd anniversary.

2.

Subject to multiple buyback options: 12/31/2018 pursuant to a 15% internal rate of return to the Portfolio or 12/31/2019 for $75 million + 3% ongoing stream. If buyback not exercised by 12/31/2019, $20 million make-whole payment + 8% ongoing stream.

3.

As a condition to closing the transaction with Osisko, the Mantos silver stream agreement is expected to be amended to extend the stream for the life of mine and the stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%.

4.

The Entity holds a Stream agreement, which gives it the right to 6.84% (9.6% including co investors) of diamond production. The term shall be automatically extended beyond the initial term for successive 10-year periods.

5.	Term shall be automatically extended beyond initial term for successive 10-year periods. 3% or CPI per ounce price escalation after 2016.

Off-balance Sheet Items

There are no off-balance sheet arrangements.

Risks and Uncertainties

Portfolio entities hold royalty, stream and offtake investments and operate in an industry that is dependent on a number of factors that include environmental, legal, operational/execution, financing and political risks, the discovery of economically recoverable reserves and the ability of third-parties to develop, construct and operate assets and to maintain production in an economically feasible production. If any of these risks occur, or if others occur, the Entity’s operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment. In addition, the Entity is exposed to the following financial risks:

5

Orion Portfolio	Management’s Discussion and Analysis
December 31, 2016

Commodity Price Risk

The Entity’s royalties and streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver and other metals or diamonds are the primary drivers of the Entity’s profitability and ability to generate free cash flow. Substantially all of the Entity’s future revenue is unhedged in order to provide stakeholders with maximum exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currency of the Portfolio is the U.S. dollar. As most of the Portfolio assets and liabilities are in the U.S. dollars, the risk of which the Portfolio is exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in other currencies are immaterial.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash-flows associated with the instrument will fluctuate due to changes in market interest rates. Currently, the Entity’s interest rate exposure arises mainly from the interest receipts on short-term investments ($4,385,700 as at December 31, 2016).

Interest rate changes do not materially affect the Entity’s financial assets and liabilities.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Entity’s accounting policies are detailed in the Combined Financial Statements.

Revenue Recognition

Revenue comprises gross proceeds from the sale of commodities received pursuant to stream and offtake agreements and revenues earned directly from royalty agreements. For royalty and offtake agreements, revenue recognition occurs when the relevant commodity received from the operator is physically delivered and sold by a Portfolio entity to its third party customers. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty. In some instances, a Portfolio entity will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Gold and silver, including gold and silver received under stream agreements, is sold primarily in the spot market. The sales price is fixed at the delivery date based on the gold or silver spot prices. Generally, a Portfolio entity records the sales at the time of physical delivery, which is also the date that title to the gold or silver passes to the purchaser.

For the year ended December 31, 2016, total revenue recognized by the Portfolio comprised of actual amounts received on the Combined Statement of Income and $nil receivables.

6

Orion Portfolio	Management’s Discussion and Analysis
December 31, 2016

Asset Impairment

Assessment of impairment of royalty and stream interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Entity’s royalty and stream interests. The assessment of fair value requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. Changes in any of the assumptions and estimates used in determining the fair value of the royalty and stream interests, investments measured at cost, could impact the impairment analysis.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the Combined Financial Statements.

Subsequent Events to 2016

None.

7

Orion Portfolio
Unaudited Condensed Combined Interim
Financial Statements for the three months
ended March 31, 2017 and 2016

(This page is left intentionally blank)

Orion Portfolio
Combined Balance Sheets (unaudited)

		March 31,	December 31,
(in thousands of United States dollars)	Notes	2017	2016
Assets
Current assets
Cash and cash equivalents	3	$11,649.6	$6,114.9
Accounts and other receivables		733.1	-
Prepaid expenses and sundry deposits		1,243.4	104.4
Other assets	4	1,112.2	635.7
Due from affiliates		18.9	18.1
Total current assets		14,757.2	6,873.1

Non-current assets
Royalty and stream interests, net	5	457,200.9	462,252.5

Total non-current assets		457,200.9	462,252.5

Total assets		$471,958.1	$469,125.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,491.4	596.6
Due to affiliates		171.5	181.8
Total current liabilities		1,662.9	778.4

Equity
Net parent investment		453,269.6	451,659.0
Accumulated other comprehensive income		-	105.7
Non-controlling interest	11	17,025.6	16,582.5

Total equity		470,295.2	468,347.2

Total liabilities and equity		$471,958.1	$469,125.6

The accompanying notes form an integral part of these unaudited condensed interim combined financial statements	Page | 3

Orion Portfolio
Combined Statements of Income and Comprehensive Income (unaudited)

For the three months ended March 31,
(in thousands of United States dollars)	Notes	2017	2016
Revenue
Royalty income	7	$1,587.7	$1,604.6
Gold, silver and diamond sales	7	20,906.5	3,988.5
Other income		21.2	-

Total revenue		22,515.4	5,593.1
Cost and expenses
Purchased cost of gold, silver and diamonds	8	16,779.5	3,807.8
Depletion of royalty and stream interests		5,686.8	943.9
Reversal of impairment of royalty and stream interests	5	(1,220.3)	(4,538.6)
General and administrative		1,484.7	1,677.4
Other (income)/expenses		(3.8)	5.2
Other gains	10	(105.7)	-

Total costs and expenses		22,621.2	1,895.7
Operating income/(loss)		(105.8)	3,697.4

Finance items
Finance income		11.4	1.1
Finance expenses	11	(0.2)	(306.7)

Income/(loss) before income taxes		(94.6)	3,391.8
Income tax expense	9	95.8	98.7

Net income (loss)		$(190.4)	$3,293.1
Attributable to:
Owners of the Parent		(193.5)	3,255.5
Non-controlling interests	12	3.1	37.6
		(190.4)	3,293.1
Other comprehensive income/(loss):
Net change in fair value of available-for-sale investments		(105.7)	128.0

Other comprehensive income/(loss) for the period		(105.7)	128.0
Total comprehensive income/(loss)		$(296.1)	$3,421.1
Attributable to:
Owners of the Parent		(299.2)	3,383.5
Non-controlling interest	12	3.1	37.6
		$(296.1)	$3,421.1

The accompanying notes form an integral part of these unaudited condensed interim combined financial statements	Page | 4

Orion Portfolio
Combined Statements of Cash Flows (unaudited)

For the three months ended March 31,
(in thousands of United States dollars)	Notes	2017	2016
Cash flows from operating activities
Net income (loss) for the period		$(190.4)	$3,293.1
Adjustments for:
Depletion		5,686.8	943.9
Reversal of impairments		(1,220.3)	(4,538.6)
Gain on sale of available-for-sale asset		(105.7)	-
Finance expenses	9	0.2	306.7

Changes in other assets and liabilities
Prepaid expenses and sundry deposits		(1,139.0)	(24.9)
Receivable from/payable to affiliates		(11.1)	-
Accounts receivable		(733.1)	-
Accounts payable		501.2	98.1
Interest paid		-	(531.2)
Cash (used in) provided by operating activities		$2,788.6	$(452.9)

Cash flow from investing activities
Proceeds from sale of investments		502.0	-
Acquisition of royalty and stream interest		-	(35,380.0)

Cash (used in) provided by investing activities		502.0	(35,380.0)

Cash flow from financing activities
Funds provided by non-controlling interests		440.0	3,040.6
Net parent investment		1,804.1	44,554.7

Net cash provided by financing activities		2,244.1	47,595.3

Net change in cash and cash equivalents		5,534.7	11,762.4
Cash and cash equivalents at beginning of period		6,114.9	1,951.4
Cash and cash equivalents at end of period		$11,649.6	$13,713.8

The accompanying notes form an integral part of these unaudited condensed interim combined financial statements	Page | 5

Orion Portfolio
Combined Statement of Changes in Net Parent Investment (unaudited)

Net Parent
Investment
Balance as of January 1, 2017	$451,659.0
Net loss	(193.5)
Net parent investment	1,804.1

Balance as of March 31, 2017	$453,269.6

Balance as of January 1, 2016	$376,936.5
Net income	3,255.5
Net parent investment	44,554.7

Balance as of March 31, 2016	$424,746.7

The accompanying notes form an integral part of these unaudited condensed interim combined financial statements	Page | 6

Orion Portfolio
Notes to Combined Financial Statements
For the three months ended March 31, 2017 and 2016 (unaudited)
(Tabular amounts in thousands of US dollars)

Note 1 – The Orion Portfolio

The Orion Mine Finance (Master) Fund I LP (“Fund I”) is an investment limited partnership formed on April 18, 2011 pursuant to the Limited Partnership Act, 1883 and Exempted Partnerships Act, 1992 of Bermuda. Fund I commenced operations on March 30, 2012. Orion Mine Finance (Master) Fund I-A LP (“Fund I-A”) is an investment limited partnership formed on March 11, 2014 pursuant to the Limited Partnership Act, 1883 and Exempted Partnerships Act, 1992 of Bermuda. Fund I-A commenced operations on March 31, 2014. Fund I invests in a number of royalties and streams and other interests in the mining sector, and since March 31, 2014 has co-invested with Fund I-A on all new investments.

On June 4, 2017, pursuant to an Acquisition Agreement between Osisko Gold Royalties Ltd. (“Osisko”) and Fund I, Fund I-A and various controlled entities of the Funds (the “Funds”), Osisko agreed to purchase a portfolio of investments (the “Orion Portfolio” or the “Portfolio”) comprising 61 royalties, 7 precious metal offtakes and 6 streams owned by the Funds (“the Entity”).

These unaudited combined financial statements were approved for issuance by the Board of Directors on June 27, 2017.

The unaudited combined financial statements are presented in United States dollars with all tabular amounts rounded to the nearest thousand unless otherwise indicated.

Note 2 - Significant Accounting Policies

(a) Basis of presentation

These unaudited combined financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to preparation of interim financial statements, including IAS 34 Interim Financial Reporting). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. These unaudited condensed combined interim financial statements should be read in conjunction with the Entity’s audited combined financial statements as at and for the year ended December 31, 2016.

The accounting policies applied in the presentation of these unaudited condensed combined interim financial statements are consistent with those applied and disclosed in the Entity’s audited combined financial statements as at and for the year ended December 31, 2016. The Entity’s interim results are not necessarily indicative of its results for a full year, and the combined financial statements may not be indicative of the Entity’s future performance and they do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Entity operated as an independent entity and had it presented stand-alone financial statements during the periods presented.

Page | 7

Orion Portfolio
Notes to Combined Financial Statements
For the three months ended March 31, 2017 and 2016 (unaudited)
(Tabular amounts in thousands of US dollars)

These unaudited combined financial statements of the Entity represent the activities, assets and liabilities of the Orion Portfolio on a “carve-out” basis, rather than the representing the legal structure. For all periods presented in these unaudited combined financial statements, the economic activities related to the Orion Portfolio are combined as if they were under common control, regardless of legal structure. The unaudited combined financial statements of the Entity have been prepared for the purpose of presenting the financial position, results of operations and cash flows of the Orion Portfolio on a stand-alone basis.

(b) New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 Financial Instruments” (“IFRS 9”) which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16.

Page | 8

Orion Portfolio
Notes to Combined Financial Statements
For the three months ended March 31, 2017 and 2016 (unaudited)
(Tabular amounts in thousands of US dollars)

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration which clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

Note 3 - Cash and Cash Equivalents

As at March 31, 2017, cash and cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

	March 31,	December 31,
	2017	2016
Cash	$6,408.5	$1,729.2
Short-term investments	5,241.1	4,385.7
	$11,649.6	$6,114.9

Note 4 – Other Assets and Investments

Other assets include equity interests in public entities which the Entity acquired through the open market or through other transactions.

During the quarter ended March 31, 2017, all of the equity investments were disposed of at a gain of $105,700 and as a result, $105,700 was transferred from other comprehensive income to profit or loss (see Note 10).

In October 2015, the Entity issued a $25,000,000 loan to Rudnik SASA, the operating company for the Sasa lead, zinc and silver mine. The loan had a term of 2 ½ years with an interest rate of 3 month Libor + 1%. In September 2016, Lynx Europe, the parent company of Rudnik SASA, made of payment to the Entity of $3,145,900; $2,935,700 of which was applied to the $25,000,000 of principal and the remaining $210,000 was a payment of accrued interest. Immediately thereafter, the Entity converted the then outstanding principal of $22,064,000 into a silver stream.

Page | 9

Orion Portfolio
Notes to Combined Financial Statements
For the three months ended March 31, 2017 and 2016 (unaudited)
(Tabular amounts in thousands of US dollars)

Note 5 – Royalty and Stream Interests, Net

The following tables summarize the Entity’s royalty, stream and offtake interests carrying values as March 31, 2017 and December 31, 2016 respectively:

		Accumulated	Accumulated
As at March 31, 2017	Cost	Depletion	Impairment	Carrying Value
Royalties	$185,915.0	$(7,763.1)	$(32,389.4)	$145,762.5
Streams	318,175.2	(10,874.1)	-	307,301.1
Offtakes	4,137.3	-	-	4,137.3
	$508,227.5	$(18,637.2)	$(32,389.4)	$457,200.9

		Accumulated	Accumulated
As at December 31, 2016	Cost	Depletion	Impairment	Carrying Value
Royalties	$185,915.0	$(6,945.8)	$(33,609.7)	$145,359.5
Streams	318,175.2	(5,419.5)	-	312,755.7
Offtakes	4,137.3	-	-	4,137.3
	$508,227.5	$(12,365.3)	$(33,609.7)	$462,252.5

	Royalties	Streams	Offtakes	Total
January 1, 2016	$153,738.1	$216,891.5	$4,137.3	$374,766.9
Acquisitions	4,600.0	77,980.4	-	82,580.4
Disposals	(2,994.3)	(0.2)	-	(2,994.5)
Depletions	(2,838.4)	(4,263.9)	-	(7,102.3)
Impairments	(7,145.9)	22,147.9	-	15,002.0
December 31, 2016	$145,359.5	$312,755.7	$4,137.3	$462,252.5
Acquisitions	-	-	-	-
Disposals	-	-	-	-
Depletion	(817.3)	(5,454.6)	-	(6,271.9)
Impairments	1,220.3	-	-	1,220.3
March 31, 2017	$145,762.5	$307,301.1	$4,137.3	$457,200.9

There have been no acquisitions or disposals in the three months ended March 31, 2017 that affected the Entity’s interests in these assets. During the three months ended March 31, 2016, the Entity funded $30.78 million of the Renard stream.

Page | 10

Orion Portfolio
Notes to Combined Financial Statements
For the three months ended March 31, 2017 and 2016 (unaudited)
(Tabular amounts in thousands of US dollars)

Note 6 - Fair Value Measurements

The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions. For some assets and liabilities, observable market transactions or market information might be available.

For other assets and liabilities, observable market transactions and market information might not be available. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table presents the Entity’s fair value hierarchy for those investments carried at fair value as at March 31, 2017 and December 31, 2016.

As at March 31, 2017		Other	Significant
		significant	unobservable
	Quoted prices	observable	inputs	Aggregate
	(Level 1)	inputs (Level 2)	(Level 3)	Fair Value
Short-term investments	$5,241.1	$-	$-	$5,241.1
	$5,241.1	$-	$-	$5,241.1

As at December 31, 2016		Other	Significant
		significant	unobservable
	Quoted prices	observable	inputs	Aggregate Fair
	(Level 1)	inputs (Level 2)	(Level 3)	Value
Short-term investments	$4,385.7	$-	$-	$4,385.7
Available-for-sale equity investments	502.2	-	-	502.2
	$4,887.9	$-	$-	$4,887.9

Page | 11

Orion Portfolio
Notes to Combined Financial Statements
For the three months ended March 31, 2017 and 2016 (unaudited)
(Tabular amounts in thousands of US dollars)

Note 7 - Revenue

Revenue is comprised of the following:

	For the Three Months ended March 31,
	2017	2016
Royalties	$1,587.7	$1,604.6
Gold sales	12,526.0	1,137.8
Silver sales	6,149.1	2,850.7
Diamond sales	2,231.4	-
Total	$22,494.2	$5,593.1

Note 8 - Costs of Sales

Cost of sales is comprised of the following:

	For the Three Months ended March 31,
	2017	2016
Cost of gold sales	$12,389.8	$1,102.5
Cost of silver sales	2,819.5	2,705.3
Cost of diamond sales	1,570.1	-
Total	$16,779.5	$3,807.8

Note 9 - Income Taxes

Current income tax represents the withholding taxes paid in respect of the Entity.

No deferred tax liabilities have been recorded in the financial statements principally as a result of the application of the Initial Recognition Exemption and the offsetting of deferred tax assets and deferred tax liabilities levied by the same taxation authority where the Entity has the legal right and intent to offset.

Page | 12

Orion Portfolio
Notes to Combined Financial Statements
For the three months ended March 31, 2017 and 2016 (unaudited)
(Tabular amounts in thousands of US dollars)

Note 10 – Other Gains and Losses

Other gains and losses include:

	For the Three Months ended March 31,
	2017	2016
Gain on disposal of available for	105.7	-
sale asset
Total	$105.7	$-

Note 11 - Related Party Disclosures

The Entity has amounts due to/from related parties in the normal course of business. At March 31, 2017, $171,500 ($181,800 as at December 31, 2016) was due to related parties, while $18,900 ($18,100 as at December 31, 2016) was due from related parties. Amounts are non-interest bearing and are payable on demand.

On November 25, 2013, Orion Royalty Company, LLC (“ORC”), a controlled entity of Fund I, issued a promissory note of US$5,600,000 to RK Mine Finance Trust, a third party. The note bears interest at 3-month US$ LIBOR (Reuters) subject to a 2% minimum, plus 8% and matures on or before December 31, 2016. An identical promissory note was issued to Orion MF Investment Holding Company 1 (Cayman) Limited, another controlled entity of Fund I. Both notes were redeemed by ORC on December 16, 2016.

Page | 13

Orion Portfolio
Notes to Combined Financial Statements
For the three months ended March 31, 2017 and 2016 (unaudited)
(Tabular amounts in thousands of US dollars)

Note 12 – Interests of Non-Controlling Interests

In 2015, the Entity and other co-investors set up the following entities which provided funds to acquire interests in certain streams and offtakes. The following table shows the share of the non-controlling interests in the investments, as well as their share of the revenue and costs directly related to the investments.

As at March 31, 2017 and December 31, 2016		Non-
		controlling
Subsidiary	Jurisdiction	interest
Orion Co-Investments II (Stream) Limited	Bermuda	21.7%
Orion Co-Investments III LP	Bermuda	12.2%
Orion Co IV (SO) Limited	Bermuda	2.1%

Material amounts directly attributable to the investments for the three months ended March 31, 2017 and assets as at March 31, 2017:

Subsidiary	Assets	Revenue	Cost
Orion Co-Investments II (Stream) Limited	16,250.0	-	-
Orion Co-Investments III LP	2,555.6	207.8	131.9
Orion Co IV (SO) Limited	787.5	-	-

Material amounts directly attributable to the investments for the three months ended March 31, 2016 and assets as at March 31, 2016:

Subsidiary	Assets	Revenue	Cost
Orion Co-Investments II (Stream) Limited	16,250.0	-	-
Orion Co-Investments III (Stream) Limited	2,682.9	-	42.6
Orion Co IV (SO) Limited	296.2	-	-

Page | 14

Management's Discussion and Analysis
For the three month period ended March 31, 2017

The following management discussion and analysis (“MD&A”) relates to the unaudited combined financial statements and related notes as at and for the three month period ended March 31, 2017 (the “Combined Financial Statements”) of a portfolio of royalty, stream and offtake investments (the “Entity”) owned and/or controlled by Orion Mine Finance (Master) Fund I LP (“Fund I”) and Orion Mine Finance (Master) Fund I-A LP (“Fund I-A”) (collectively, the “Funds”), and should be read with the Combined Financial Statements. The information included in this MD&A is as of June 27, 2017, the date of the Combined Financial Statements. All monetary amounts included in this MD&A are expressed in U.S. dollars, the Entity’s reporting currency, unless otherwise noted.

Description of the Business

Orion Mine Finance (Master) Fund I LP (“Fund I”) is an exempted partnership and a limited partnership formed on April 18, 2011 pursuant to the laws of Bermuda. Fund I commenced operations on March 30, 2012. Orion Mine Finance (Master) Fund I-A LP (“Fund I-A”) is an exempted partnership and a limited partnership formed on March 11, 2014 pursuant to the laws of Bermuda. Fund I-A commenced operations on March 31, 2014. Fund I invests in a number of royalties and streams and other interests in the mining sector, and since March 31, 2014 has co-invested with Fund I-A on all new investments. The Entity constitutes a portfolio of royalties, streams and offtakes owned and/or controlled by the Funds.

On June 4, 2017, pursuant to an Acquisition Agreement among Osisko Gold Royalties Ltd. (“Osisko”), Fund I, Fund I-A, Orion Co-Investments I (Stream) LLC, Orion Co-Investments II LP, Orion Co-Investments IV LP, 8248567 Canada Limited and Lynx Metals Limited, Osisko agreed to purchase a portfolio of investments comprising 61 royalties, 7 precious metal offtakes and 6 streams owned, directly or indirectly, or controlled by Fund I and Fund I-A (the “Portfolio”).

The Entity’s unaudited combined financial statements and related notes for the three month period ended March 31, 2017 (the “Combined Financial Statements”) represent the activities, assets and liabilities of the Portfolio on a “carve-out” basis, rather than the representing the legal structure. For the period presented in the Combined Financial Statements, the economic activities related to the Portfolio are combined as they were under common control. The Combined Financial Statements of the Entity have been prepared for the purpose of presenting the financial position, results of operations and cash flows of the Portfolio on a stand-alone basis.

Basis of Presentation of Combined Financial Statements

The Combined Financial Statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, International Accounting Standards and interpretations issued by the IFRS Interpretations Committee and the former Standing Interpretations Committee. IFRS does not provide guidance for the preparation of carve-out financial statements, and accordingly in preparing the carve-out combined financial statements, certain accounting conventions commonly used for the preparation of historical financial statements have been applied. The Combined Financial Statements represent the activities, assets and liabilities of the Portfolio on a “carve-out” basis, rather than the representing the legal structure.

Portfolio of Royalty and Stream Interests, Net

The following tables summarize the Entity’s royalty, stream and offtake interests’ carrying values as at March 31, 2017 and December 31, 2016:

		Accumulated	Accumulated
As at March 31, 2017	Cost	Depletion	Impairment	Carrying Value
Royalties	$185,915.0	$(7,763.1)	$(32,389.4)	$145,762.5
Streams	318,175.2	(10,874.1)	-	307,301.1
Offtakes	4,137.3	-	-	4,137.3
	$508,227.5	$(18,637.2)	$(32,389.4)	$457,200.9

Orion Portfolio	Management’s Discussion and Analysis
March 31, 2017

		Accumulated	Accumulated
As at December 31, 2016	Cost	Depletion	Impairment	Carrying Value
Royalties	$185,915.0	$(6,945.8)	$(33,609.7)	$145,359.5
Streams	318,175.2	(5,419.5)	-	312,755.7
Offtakes	4,137.3	-	-	4,137.3
	$508,227.5	$(12,365.3)	$(33,609.7)	$462,252.5

	Royalties	Streams	Offtakes	Total
January 1, 2016	$153,738.1	$216,891.5	$4,137.3	$374,766.
Acquisitions	4,600.0	77,980.4	-	82,580.
Disposals	(2,994.3)	(0.2)	-	(2,994.
Depletion	(2,838.4)	(4,263.9)	-	(7,102.
Impairments	(7,145.9)	22,147.9	-	15,002.
December 31, 2016	$145,359.5	$312,755.7	$4,137.3	$462,252.
Acquisitions	-	-	-
Disposals	-	-	-
Depletion	(817.3)	(5,454.6)	-	(6,271.
Impairments	1,220.3		-	1,220.
March 31, 2017	$145,762.5	$307,301.1	$4,137.3	$457,200.

Summary of Significant Royalty and Stream Interests

Asset	Operator	Country	Commodity	Investment Type	Stage
Ambler	Trilogy	USA	Cu, Pb, Zn	1% NSR Royalty	Exploration
Amulsar	Lydian International	Armenia	Au	Stream & Offtake	Construction
Back Forty	Aquila Resources	USA	Ag	Stream	Pre-feasibility
Bald Mtn. Alligator Ridge	Kinross	USA	Au	1% NSR Royalty	Production
Bald Mtn. Duke/ Trapper	Kinross	USA	Au	4% NSR Royalty	Production
Brauna	Lipari	Brazil	Dia	1% GRR Royalty	Production
Brucejack	Pretium Resources	Canada	Au	Stream & Offtake	Construction
Cameron Lake	First Mining	Canada	Au	1% NSR Royalty	Exploration
Casino	Western Copper & Gold	Canada	Au, Ag, Cu	1.25% NSR Royalty	Exploration
Cerro Del Gallo	Primero Mining	Mexico	Au, Ag	3% NSR Royalty	Exploration
Dolphin (King Island)	King Island Scheelite	Australia	Tu	1.5% GRR Royalty	Exploration
Gold Rock	GRP Minerals	USA	Au	4% NSR Royalty	Exploration
Gurupi	Avanco	Brazil	Au	0.75% NSR Royalty	Exploration
Kwale	Base Resources	Kenya	Il, Ru, Zi	1.5% GRR Royalty	Production
Mantos Blancos & Mantoverde	Mantos Copper Holdings	Chile	Ag	Stream	Production
Matilda	Blackham Resources	Australia	Au	Offtake	Production
Nimbus	MacPhersons Resources	Australia	Au, Ag	Offtake	Exploration
Northern Dancer	Largo	Canada	Au, Ag, Cu	1% NSR Royalty	Exploration
Pan	GRP Minerals	USA	Au	4% NSR Royalty	Production
Parral	GoGold Resources	Mexico	Au	Offtake	Production
Renard	Stornoway Diamonds	Canada	Dia	Stream	Production
San Ramon	Red Eagle Mining Corp.	Colombia	Au	Offtake	Production
Sao Jorge	GoldMining	Brazil	Au	1.25% NSR Royalty	Exploration
Sasa	Lynx mining	Macedonia	Ag	Stream	Production
Seabee	Silver Standard	Canada	Au	3% NSR Royalty	Production
Spring Valley	Waterton	USA	Au	0.5% NSR Royalty	Exploration
Unicorn	DART Mining	Australia	Mo, Cu, Ag	2% NSR Royalty	Exploration
Whistler	GoldMining	USA	Au, Ag	2.75% NSR Royalty	Exploration
Yenipazar	Aldridge Minerals Inc.	Turkey	Au	Offtake	Exploration

2

Orion Portfolio	Management’s Discussion and Analysis
March 31, 2017

Selected Financial Information(1)

(in thousands of US dollars)

	For the Three Months Ended March 31,		December 31,
	2017	2016	2016
	$	$	$
Revenues	22,515.4	5,593.1	-
Operating income (loss)	(105.8)	3,697.4	-
Net income (loss)	(190.4)	3,293.1	-

Total assets	471,958.1	-	469,125.6
Operating cash flows	2,788.4	(452.9)	-

(1) Unless otherwise noted, financial information is in U.S. dollars and prepared in accordance with IFRS.

Overview of Financial Results

Financial Summary – three months ended March 31, 2017 compared to the three months ended March 31, 2016

•	Revenues of $22.5 million compared to $5.6 million for the three months ended March 31, 2016;
•	Operating loss of $0.1 million compared to operating income of $3.7 million for the three months ended March 31, 2016;
•	Net loss of $0.2 million compared to net income of $3.3 million for the three months ended March 31, 2016; and
•	Net cash flows provided by operating activities of $2.8 million compared to net cash used in operating activities of $0.5 million for the three months ended March 31, 2016.

Revenues increased by $16.9 million for the three months ended March 31, 2017 compared to the three months ended March 31, 2016 primarily due to the commencement of deliveries under the Matilda offtake ($10.7 million) and the commencement of the Renard stream ($3.5 million). Revenues from the ongoing Sasa stream, the Mantos stream and the Parral offtake contributed an increase of $2.6 million. Royalty income was relatively flat.

For the three months ended March 31, 2017, the Entity recorded an operating loss of $0.1 million compared to an operating gain of $3.7 million for the three months ended March 31, 2016. The $3.8 million decrease in net operating income was mainly attributable to a $13.0 million increase in the cost of goods sold for gold, silver and diamonds pursuant to stream and offtake agreements, and a $4.7 million increase in recognized depletion expenses, offset somewhat by an increase in gross gold, silver and diamond sales.

Net income reduced from a gain of $3.3 million to a loss of $0.1 million, mainly as a result of a $13.0 million increase in the cost of goods sold for gold, silver and diamonds pursuant to stream and offtake agreements and an increase in recognized depletion expenses of $4.7 million. This was offset somewhat by the increase in gross revenues of $16.9 million and a $3.3 million decrease in the reversal of royalty and stream impairments.

3

Orion Portfolio	Management’s Discussion and Analysis
March 31, 2017

Combined Statements of Income

The following table presents summarized unaudited combined statements of income for the three month period ended March 31, 2017 and 2016 (in thousands of dollars):

	2017	2016
	$	$

Revenues	22,515.4	5,593.1

Expenses
Purchased cost of gold, silver & diamonds	16,779.5	3,807.8
Depletion of royalty and stream interests	5,686.8	943.9
Impairment/(reversal) of royalty and stream interests	(1,220.3)	(4,538.6)
General and administrative	1,484.7	1,677.4
Other (income)/expenses	(3.8)	5.2
Other (gains) / losses	(105.7)	-

Operating income/(loss)	(105.8)	3,697.4

Other income/(expense), net	11.2	(305.6)

Income/(loss) before income taxes	(94.6)	3,391.8

Income tax expense	95.8	98.7

Net income/(loss)	(190.4)	3,293.1

Liquidity and Capital Resources

As at March 31, 2017, the Entity’s cash and cash equivalents amounted to $11.6 million compared to $6.1 million as at December 31, 2016.

The Entity’s near-term cash requirements are limited to (i) general and administrative expenses, and (ii) the costs associated with the sale of assets to Osisko, including outside legal, audit, banking and other professional fees.

Cash Flows

Operating Activities

Cash flows provided by operating activities for the three months ended March 31, 2017 amounted to $2.8 million, compared to cash used in operating activities of $0.5 million for the three months ended March 31, 2016.

The increase of $3.3 million for the three months ended March 31, 2017 compared to the same three month period in 2016 is primarily due to the increase in revenues ($16.9 million), an adjustment for the recognition of depletion ($4.7 million) and a reduction in interest expense ($0.3 million), offset by an increase in the cost of goods sold for gold, silver and diamonds pursuant to stream and offtake agreements ($13.0 million).

Investing Activities

Cash flows provided by investing activities were $0.5 million for the three months ended March 31, 2017, compared to cash used for investing activities the same three month period in 2016 of $35.4 million. The increase of $35.9 million was mainly attributable to the reduced acquisition of assets ($35.4 million), as Fund I and Fund I-A reached the end of their investing period, which ended on December 13, 2016.

4

Orion Portfolio	Management’s Discussion and Analysis
March 31, 2017

Financing Activities

The cash inflows provided by financing activities for the three months ended March 31, 2017 was $2.2 million, as compared to $47.6 million for the same three month period in 2016. The $45.4 million decrease was mainly attributable to a decrease in funding provided by Fund I and Fund I-A as the investment period ended for the Funds in 2016.

Related Party Transactions

The Portfolio has amounts due to/from related parties in the normal course of business. At March 31, 2017, $171,500 ($181,800 as at December 31, 2016) was due to related parties, while $18,900 ($18,100 as at December 31, 2016) was due from related parties. Amounts are non-interest bearing and are payable on demand.

On November 25, 2013, Orion Royalty Company, LLC (“ORC”), a controlled entity of Fund I, issued a promissory note of US$5,600,000 to RK Mine Finance Trust, a third party. The note bears interest at 3-month US$ LIBOR (Reuters) subject to a 2% minimum, plus 8% and matures on or before December 31, 2016. An identical promissory note was issued to Orion MF Investment Holding Company 1 (Cayman) Limited, another controlled entity of Fund I. Both notes were redeemed by ORC on December 16, 2016

Contractual Obligations and Commitments

The following table summarizes commitments to pay for gold, silver and diamonds to which Portfolio entities have the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable Payable Production to			Per Ounce/Carat Cash Payment
	be Purchased						Term of	Date of
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	Agreement	Contract
Amulsar[1]	142,454	694,000		$400	$4		40 years	Nov 25, 2015
Back Forty		75%			$4		LOM	Mar 31, 2015
Brucejack[2]	100%	100%		$400	$4		Dec 31, 2019	Sept 21, 2015
Mantos[3]		100%			25% spot		Dec 31, 2029	Sept 11, 2015
Renard[4]			6.84%			$50	40 years	Jul 8, 2014
SASA[5]		100%			$5		40 years	Nov 3, 2015

1.

6.75% of gold and 100% of silver production up to the production maximum. Also subject to multiple buyback options: 50% for $50 million and $55 million on 2nd and 3rd anniversary of production start date, respectively, which is currently expected to be July 1, 2018. 1% inflation price escalation after 2nd anniversary.

2.

Subject to multiple buyback options: 12/31/2018 pursuant to a 15% internal rate of return to the Portfolio or 12/31/2019 for $75 million + 3% ongoing stream. If buyback not exercised by 12/31/2019, $20 million make-whole payment + 8% ongoing stream.

3.

As a condition to closing the transaction with Osisko, the Mantos silver stream agreement is expected to be amended to extend the stream for the life of mine and the stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%.

4.

The Entity holds a Stream agreement, which gives it the right to 6.84% (9.6% including co investors) of diamond production. The term shall be automatically extended beyond the initial term for successive 10-year periods.

5.	Term shall be automatically extended beyond initial term for successive 10-year periods. 3% or CPI per ounce price escalation after 2016.

Off-balance Sheet Items

There are no off-balance sheet arrangements.

5

Orion Portfolio	Management’s Discussion and Analysis
March 31, 2017

Risks and Uncertainties

Portfolio entities hold royalty, stream and offtake investments and operate in an industry that is dependent on a number of factors that include environmental, legal operational/execution, financing and political risks, the discovery of economically recoverable reserves and the ability of third-parties to develop, construct and operate assets and to maintain production in an economically feasible production. If any of these risks occur, or if others occur, the Entity’s operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment. In addition, the Entity is exposed to the following financial risks:

Commodity Price Risk

The Entity’s royalties and streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver and other metals or diamonds are the primary drivers of the Entity’s profitability and ability to generate free cash flow. Substantially all of the Entity’s future revenue is unhedged in order to provide stakeholders with maximum exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currency of the Portfolio is the U.S. dollar. As most of the Portfolio assets and liabilities are in the U.S. dollars, the risk of which the Portfolio is exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in other currencies are immaterial.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash-flows associated with the instrument will fluctuate due to changes in market interest rates. Currently, the Entity’s interest rate exposure arises mainly from the interest receipts on short-term investments, which was $5,241,100 as at March 31, 2017 ($4,385,700 as at December 31, 2016).

Interest rate changes do not materially affect the Entity’s financial assets and liabilities.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Entity’s accounting policies are detailed in the Combined Financial Statements.

Revenue Recognition

Revenue comprises gross proceeds from the sale of commodities received pursuant to stream and offtake agreements and revenues earned directly from royalty agreements. For royalty and offtake agreements, revenue recognition occurs when the relevant commodity received from the operator is physically delivered and sold by a Portfolio entity to its third party customers. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty. In some instances, a Portfolio entity will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Gold and silver, including gold and silver received under stream agreements, is sold primarily in the spot market. The sales price is fixed at the delivery date based on the gold or silver spot prices. Generally, Portfolio entities record the sales at the time of physical delivery, which is also the date that title to the gold or silver passes to the purchaser.

6

Orion Portfolio	Management’s Discussion and Analysis
March 31, 2017

For the three month period ended March 31, 2107, total revenue recognized by the Portfolio comprised of actual amounts received on the Combined Statement of Income and $nil receivables.

Asset Impairment

Assessment of impairment of royalty and stream interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Entity’s royalty and stream interests. The assessment of fair value requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. Changes in any of the assumptions and estimates used in determining the fair value of the royalty and stream interests, investments measured at cost, could impact the impairment analysis.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the Combined Financial Statements as at December 31, 2016.

7

SCHEDULE "G"

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF OSISKO

OSISKO GOLD ROYALTIES LTD

Unaudited Pro Forma Condensed

Consolidated Financial Statements

March 31, 2017

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
OF OSISKO GOLD ROYALTIES LTD

Table of Content

Pro Forma Consolidated Balance Sheet as at March 31, 2017		3
Pro Forma Consolidated Statement of Income (Loss) for the three months ended March 31, 2017		5
Pro Forma Consolidated Statement of Income for the year ended December 31, 2016		6
Notes to the Pro Forma Condensed Consolidated Financial Statements		7
1.	Basis of Presentation	7
2.	Significant Accounting Policies	7
3.	Agreement and Related Transactions	8
4.	Pro Forma Adjustments	9
5.	Earnings (Loss) per Share	10

2

Osisko Gold Royalties Ltd
Pro Forma Consolidated Balance Sheet
As at March 31, 2017
(Unaudited)
(Expressed in thousands of Canadian dollars)

					Osisko Gold
					Royalties Ltd
	Osisko Gold		Pro Forma		Pro Forma
	Royalties Ltd	Orion	Adjustments	Note 4	Consolidated
		(Note 1)
	$	$	$		$
Assets
Current assets
Cash and cash equivalents	423,567	15,520	261,178	a)	149,702
			150,000	b)
			(692,445)	c)
			(118)	c)
			(8,000)	d)
Short-term investments	2,547	-	-		2,547
Accounts receivable	6,223	977	-		7,200
Other assets	807	3,164	-		3,971
	433,144	19,661	(289,385)		163,420
Non-current assets
Investments in associates	111,223		-		111,223
Other investments	121,336		-		121,336
Royalty, stream and similar interests	534,377	609,083	322,383	e)	1,513,377
			47,534	g)
Property and equipment	277	-	-		277
Exploration and evaluation	100,924	-	-		100,924
Goodwill	111,204	-	189,163	e)	300,367
Deferred income taxes	9,084	-	9,370	e)	18,454
	1,421,569	628,744	279,065		2,329,378

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

3

Osisko Gold Royalties Ltd
Pro Forma Consolidated Balance Sheet
As at March 31, 2017
(Unaudited)
(Expressed in thousands of Canadian dollars)

					Osisko Gold
					Royalties Ltd
	Osisko Gold		Pro Forma		Pro Forma
	Royalties Ltd	Orion	Adjustments	Note 4	Consolidated
		(Note 1)
	$	$	$		$
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,244	2,216	-		6,460
Dividends payable	4,264	-	-		4,264
Provisions and other liabilities	5,311	-	-		5,311

	13,819	2,216	-		16,035
Non-current liabilities
Long-term debt	46,005	-	150,000	b)	196,005
Provisions and other liabilities	14,186	-	-		14,186
Deferred income taxes	128,842	-	1,228	e)	130,070

	202,852	2,216	151,228		356,296

Equity
Share capital	910,474	603,846	261,178	a)	1,672,839
			501,187	c)
			(603,846)	f)

Warrants	30,901	-	-		30,901
Contributed surplus	11,735	-	-		11,735

Equity component of convertible debenture	3,091	-	-		3,091
Accumulated other comprehensive income	9,081	-	-		9,081
Retained earnings	251,635	-	(8,000)	d)	243,635

Equity attributable to Osisko Gold Royalties Ltd shareholders	1,216,917	603,846	150,519		1,971,282

Non-controlling interest	1,800	22,682	(22,682)	f)	1,800

Total equity	1,218,717	626,528	127,837		1,973,082

	1,421,569	628,744	279,065		2,329,378

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

4

Osisko Gold Royalties Ltd
Pro Forma Consolidated Statement of Income (Loss)
For the three months ended March 31, 2017
(Unaudited)
(Expressed in thousands of Canadian dollars, except per share amounts)

					Osisko Gold
					Royalties Ltd
	Osisko Gold		Pro Forma		Pro Forma
	Royalties Ltd	Orion	Adjustments	Note 4	Consolidated
		(Note 1)
	$	$	$		$
Revenues	17,126	29,805	1,710	g)	48,641

Cost of sales	(102)	(22,212)	(1,203)	g)	(23,517)
Depletion of royalty, and stream and similar interests	(3,319)	(7,528)	(8,594)	g), h)	(19,441)
Gross profit	13,705	65	(8,087)		5,683

Expenses
General and administrative	(6,155)	(1,966)	-		(8,121)
Business development	(2,265)	-	-		(2,265)
Exploration and evaluation	(42)	-	-		(42)
Reversal of impairment of royalty, stream and similar interests	-	1,615	-		1,615
Cost recoveries from associates	990	-	-		990
Other income	-	5	-		5

Operating income (loss)	6,233	(281)	(8,087)		(2,135)

Interest income	1,278	15	(753)	i)	540
Finance costs	(949)	-	(1,025)	j)	(1,974)
Foreign exchange loss	(1,420)	-	-		(1,420)
Share of loss of associates	(1,445)	-	-		(1,445)
Other gains, net	2,024	140	(140)	k)	2,024
Earnings (loss) before income taxes	5,721	(126)	(10,005)		(4,410)
Income tax recovery (expense)	(1,721)	(127)	2,558	g), l)	710

Net earnings (loss)	4,000	(253)	(7,447)		(3,700)
Attributable to Osisko shareholders	4,076				(3,624)
Attributable to non-controlling interest	(76)				(76)

Net earnings (loss) per share (Note 5)
Basic	0.04				(0.02)
Diluted	0.04				(0.02)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

5

Osisko Gold Royalties Ltd
Pro Forma Consolidated Statement of Income
For the year ended December 31, 2016
(Unaudited)
(Expressed in thousands of Canadian dollars, except per share amounts)

						Osisko Gold
						Royalties Ltd
	Osisko Gold		Pro Forma			Pro Forma
	Royalties Ltd	Orion	Adjustments	Note 4		Consolidated
		(Note 1)
	$	$	$		$	$
Revenues	62,677	53,709	503	g)		116,889

Cost of sales	-	(29,641)	(132)	g)		(29,773)
Depletion of royalty, streams and similar interests	(11,291)	(10,940)	(7,044)	g), h)		(29,275)
Gross profit	51,386	13,128	(6,673)			57,841

Expenses
General and administrative	(16,858)	(7,221)	-			(24,079)
Business development	(8,282)	-	-			(8,282)
Exploration and evaluation	1,240	-	-			1,240
Cost recoveries from associates	3,039	-	-			3,039
Reversal of impairment of royalty, stream and similar interests	-	19,875	-			19,875
Other expenses, net	(1,436)	(229)	-			(1,665)

Operating income	29,089	25,553	(6,673)			47,969

Interest income	3,260	4	(2,201)	i)		1,063
Dividends	4,931	-	-			4,931
Finance costs	(3,435)	(1,255)	(4,094)	j)		(8,784)
Foreign exchange loss	(5,846)	-	-			(5,846)
Share of loss of associates	(6,623)	-	-			(6,623)
Other gains (losses), net	30,202	(452)	396	k)		30,146
Earnings before income taxes	51,578	23,850	(12,572)			62,856
Income tax expense	(9,724)	(506)	4,460	g), l)		(5,770)

Net earnings	41,854	23,344	(8,112)			57,086
Attributable to Osisko shareholders	42,113					57,345
Attributable to non-controlling interest	(259)					(259)

Net earnings per share (Note 5)
Basic	0.40					0.37
Diluted	0.40					0.37

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

6

Osisko Gold Royalties Ltd
Notes to the Pro Forma Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated financial statements (the "Pro Forma Financial Statements") have been prepared by Osisko Gold Royalties Ltd's (“Osisko” or the “Company”) management in connection with Osisko’s acquisition of a portfolio of assets consisting of 74 royalties, streams and precious metal offtakes from Orion Mine Finance (Master) Fund I LP, Orion Mine Finance (Master) Fund I-A LP, Orion Co-Investments I (Stream) LLC, Orion Co-Investments II LP, Orion Co-Investments IV LP, 8248567 Canada Limited, and Lynx Metals Limited (collectively, "Orion").

The Pro Forma Financial Statements have been prepared for illustrative purposes only and give effect to the transactions as defined in Note 3 and pursuant to the assumptions and adjustments described in Note 4. The unaudited pro forma consolidated balance sheet as at March 31, 2017 has been prepared as if the transactions described in Note 3 had occurred on March 31, 2017. The unaudited pro forma consolidated statement of income for the year ended December 31, 2016 and the unaudited pro forma consolidated statement of income (loss) for the three months ended March 31, 2017 have been prepared as if the transactions described in Note 3 had occurred on January 1, 2016.

The Pro Forma Financial Statements are not necessarily indicative of the financial position and results of operations that would have been achieved if the acquisition had been completed on the dates or for the period presented, nor do they claim to project the results of operations or financial position of the entity for any future period or as of any future date. Any potential synergies that may be realized and integration costs that may be incurred after the acquisition date have been excluded from these statements.

In preparing the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of income (loss), the following historical information, that was prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), was used:

a)	For the unaudited pro forma consolidated balance sheet as at March 31, 2017:

(i)	the unaudited interim consolidated balance sheet of Osisko as at March 31, 2017.

(ii)	the unaudited interim combined balance sheet of Orion as at March 31, 2017.

b)	For the unaudited pro forma consolidated statement of income for the year ended December 31, 2016:

(i)	the audited consolidated statement of income of Osisko for the year ended December 31, 2016.

(ii)	the audited combined statement of income and comprehensive income of Orion for the year ended December 31, 2016.

c)	For the unaudited pro forma consolidated statement of income (loss) for the three months ended March 31, 2017:

(i)	the unaudited interim consolidated statement of income of Osisko for the three months ended March 31, 2017.

(ii)	The unaudited interim combined statement of income and comprehensive income of Orion for the three months ended March 31, 2017.

Orion’s combined financial statements are presented in U.S. dollars. They were converted into Canadian dollars using the closing exchange rate of 1.3322 at the balance sheet date for the unaudited interim combined balance sheet as at March 31, 2017 and the average exchange rate of 1.3238 for the unaudited interim combined statement of income and comprehensive income for the three months ended March 31, 2017 and the average exchange rate of 1.3248 for the audited combined statement of income and comprehensive income for the year ended December 31, 2016.

The Pro Forma Financial Statements should be read in conjunction with the historical consolidated financial statements and combined financial statements, together with the notes thereto, of Osisko and Orion, respectively, referred to above which are available at www.sedar.com, www.sec.gov or included in the Notice of Meeting and Management Information Circular for the Special Meeting of Shareholders of Osisko Gold Royalties Ltd dated as of June 29, 2017 and filed on www.sedar and furnished on www.sec.gov.

In the opinion of Osisko's management, these Pro Forma Financial Statements include all adjustments necessary for a fair presentation of the transactions described in the notes to the Pro Forma Financial Statements and applied on a basis consistent with Osisko's accounting policies.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the Pro Forma Financial Statements are set out in Osisko’s audited consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB.

Certain assets, liabilities, revenues, expenses, gains and losses of Orion have been reclassified to conform to Osisko's consolidated financial statements presentation.

7

Osisko Gold Royalties Ltd
Notes to the Pro Forma Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	AGREEMENT AND RELATED TRANSACTIONS

On June 4, 2017, Osisko entered into a definitive agreement with Orion to acquire a precious metals portfolio of assets consisting of 61 royalties, 7 precious metal offtakes, and 6 streams for $675 million in cash consideration and 30,906,594 common shares of Osisko to be issued to Orion (the “Purchase Price”) (the “Transaction”), excluding adjustments related to the working capital acquired.

The combination of Osisko and Orion’s portfolios will result in Osisko holding a total of 131 royalties, streams and offtakes, including 16 revenue-generating assets. Through the Transaction, the Company gains a 9.6% diamond stream on the Renard diamond mine (“Renard Diamond Stream”) and a 4% gold and silver stream on the Brucejack gold and silver mine, all of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. In the case of the Renard Diamond Stream, 6.84% of the stream is included in the combined financial statements of Orion. The interest held by other co-investors has been included in the pro forma adjustments as described in Note 4 g). At the closing of the Transaction, Orion will cause the complete 9.6% Renard Diamond Stream, including the percentage held by other co-investors, to be sold to Osisko.

The Purchase Price paid to Orion will consist of $675 million in cash consideration and 30,906,594 common shares of Osisko to be issued to Orion (“Orion Shares”) having an aggregate value of $501.3 million (“Share Consideration”) based on the $16.22 closing share price on the Toronto Stock Exchange (“TSX”) on June 26, 2017. As part of the Transaction, CDP Investissements Inc. (“CDP”), an affiliate of Caisse de dépôt et placement du Québec (“Caisse”) and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds F.T.Q.”) will be subscribing for $200 million and $75 million in common shares of Osisko, respectively, as part of a concurrent private placement (“Private Placement”) to fund a portion of the cash consideration and support the Transaction. A total of 18,887,363 common shares (“Private Placement Shares”) will be issued at a price of $14.56 per share under the Private Placement. The Private Placement is subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additionally, Osisko will draw approximately $150 million under its revolving credit facility with the National Bank of Canada and Bank of Montreal, and approximately $250 million will be funded from Osisko’s current cash and cash equivalents balance.

The issuance of the Orion Shares and the Private Placement Shares is subject to approval by a simple majority of Osisko’s shareholders. A special meeting of Osisko shareholders is expected to be held on July 31, 2017, with closing of the Transaction expected on or around July 31, 2017, subject to customary closing conditions, including the receipt of approval by Osisko’s shareholders and certain regulatory approvals, as well as the approval of the TSX and the New York Stock Exchange. The Transaction’s economic effective date will be June 1, 2017.

Following the Transaction, Orion, Caisse and its affiliates and Fonds F.T.Q. will hold respectively approximately 19.7%, 12.1% and 5.5% of Osisko’s issued and outstanding common shares, based on the number of common shares of Osisko outstanding at the closing on June 26, 2017. Any sale of the Orion Shares will be subject to certain restrictions, including a 12-month hold period and a broad distribution requirement.

The transaction with Orion is expected to be accounted for as a business combination with Osisko as the acquirer.

The assets acquired and the liabilities assumed are to be recorded at their estimated fair market values at the time of the closing of the acquisition and are based on preliminary management estimates and subject to final valuation adjustments. As such, the preliminary estimates of the consideration paid and the net assets acquired, which are subject to change, are summarized as follows:

Purchase Price	$

Cash(1)	675,000
Cash for working capital acquired(1)	17,445
Common shares of Osisko to be issued(2)	501,305

1,193,750

Net assets acquired:

Cash and cash equivalents	15,520
Other current assets	4,141
Royalty, stream and similar interests(3)	979,000
Goodwill	189,163
Deferred tax assets	9,370
Current liabilities	(2,216)
Deferred tax liabilities	(1,228)

1,193,750

(1)

Based on the cash consideration to be paid for the acquisition of the royalties, streams and offtakes of $675 million and the cash consideration to be paid for the acquisition of the working capital of Orion of $17.4 million as at March 31, 2017, for a total of $692.4 million. The cash consideration to be paid for the acquisition of the working capital of Orion will be adjusted to the actual figures based on the fair value of the working capital on the effective date of the Transaction, June 1, 2017.

8

Osisko Gold Royalties Ltd
Notes to the Pro Forma Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	AGREEMENT AND RELATED TRANSACTIONS (CONTINUED)

(2)

Based on 30,906,594 common shares to be issued at a price of $16.22, representing the closing price of the common shares of Osisko on the TSX on June 26, 2017, representing $501.2 million, net of share issue costs estimated at $0.1 million. The purchase price will be adjusted to the actual figures on the closing date of the Transaction based on the closing price of the common shares of Osisko on the TSX.

(3)	Including the additional interest in the Renard Stream – see Note 4 g).

4.	PRO FORMA ADJUSTMENTS

The Pro Forma Financial Statements include the following assumptions and adjustments to give effect to the Transaction:

a)

To reflect the Private Placement by CDP and Fonds F.T.Q. for gross proceeds of $275 million. A total of 18,887,363 common shares will be issued at a price of $14.56 per share. The Private Placement is subject to a 7% capital commitment payment payable partially in shares (385,457 common shares) and in cash ($13.8 million). The net proceeds after the payment of the capital commitment and other fees are estimated at $261.2 million.

b)	To reflect the financing of $150 million under the revolving credit facility with the National Bank of Canada and Bank of Montreal.

c)	To record the acquisition of Orion by Osisko at a Purchase Price of $1,193.8 million as described in Note 3.

d)

Total transaction costs of Osisko after the balance sheet date have been estimated at $8.0 million based on management's best estimate. Those costs are to be expensed through net income but have not resulted in a pro forma adjustment to the pro forma consolidated statements of income (loss) since these charges are non-recurring expenses directly attributable to the acquisition.

e)	To adjust the acquired royalty, stream and similar interests to their estimated fair value and the resulting deferred income tax effects and goodwill.

f)	To eliminate the historical book values of Orion’s equity and non-controlling interest.

g)

To reflect revenues, costs of sales and depletion of assets acquired but not included in Orion’s combined financial statements representing the interest of co-investors in the Renard Stream, as described in Note 3.

	Three months ended	Year ended
	March 31, 2017	December 31, 2016
	$	$

Statement of Income:
Revenues	1,710	503
Cost of sales	(1,203)	(132)
Depletion of royalty, stream and similar interests	(2,502)	(249)
Gross profit (loss)	(1,995)	122

Income tax recovery (expense)	529	(32)
Net earnings (loss)	(1,466)	90

The carrying value of the co-investors’ interest in the Renard Stream amounted to $47.5 million as at March 31, 2017, and is included in Royalty, stream and similar interests on the balance sheet.

h)	To adjust depletion based on the fair value of the royalty, stream and offtake interests acquired from Orion.

i)

To reflect the estimated interest income decrease that would have been incurred if the transaction had occurred on January 1, 2016 based on the cash consideration paid from current cash and cash equivalents and the estimated other fees and expenses related to the Transaction and Private Placement that would have also been paid from current cash and cash equivalents.

j)	To reflect the additional interest expense on the $150 million credit facility to be drawn based on a rate of 3.03%, net of stand-by fees.

k)

To eliminate realized gains and losses on Orion’s available-for-sale investments to conform to Osisko’s accounting policies under IFRS 9, Financial Instruments whereby such investments are designated at fair value through other comprehensive income.

l)	To reflect the income tax impact of the pro forma adjustments on the statements of income.

9

Osisko Gold Royalties Ltd
Notes to the Pro Forma Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	EARNINGS (LOSS) PER SHARE

	Three months ended	Year ended
(number of shares expressed in thousands)	March 31, 2017	December 31, 2016
	$	$

Pro forma net earnings (loss) attributable to Osisko shareholders	(3,624)	57,345

Pro forma net earnings (loss) per share – basic
Historical weighted average number of Osisko common shares outstanding – basic	106,543	104,671
Shares issued – Private Placement with CDP and Fonds F.T.Q.	19,273	19,273
Shares issued – Transaction with Orion	30,907	30,907
Pro forma weighted average number of common shares outstanding – basic	156,723	154,851
Pro forma net earnings (loss) per share – basic	(0.02)	0.37

Pro forma net earnings (loss) per share - diluted
Historical weighted average number of Osisko common shares outstanding – diluted	-	104,824
Shares issued – Private Placement with CDP and Fonds F.T.Q.	-	19,273
Shares issued – Transaction with Orion	-	30,907
Pro forma weighted average number of common shares outstanding – diluted	n/a(1)	155,004

Pro forma net earnings (loss) per share – diluted	(0.02)	0.37

1)

As a result of the pro forma net loss for the three months ended March 31, 2017, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

10

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